As confidentially submitted to the Securities and Exchange Commission on June 16, 2016. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Zealand Pharma A/S
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

The Kingdom of Denmark (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	NOT APPLICABLE (I.R.S. Employer Identification Number)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark
+45 88 77 36 00
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation Systems
111 Eighth Avenue, 13th Floor
New York, NY 10011
Telephone: (212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kristopher D. Brown Patrick Lyons Jonathan A. Schur Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Telephone: (212) 698-3500 Facsimile: (212) 698-3599	Divakar Gupta Charles S. Kim Joshua A. Kaufman Cooley LLP The Grace Building 1114 Avenue of the Americas New York, NY 10036 Telephone: (212) 479-6000 Facsimile: (212) 479-6275

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Ordinary Shares, DKK 1 nominal value per share(3)	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(3)
American Depositary Shares, or ADSs, issuable upon deposit of the shares registered hereby will be registered pursuant to a separate registration statement on Form F-6. Each ADS represents            of a share.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any U.S. state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 16, 2016

American Depositary Shares
Representing                   Shares

Zealand Pharma A/S

This is an initial public offering of American Depositary Shares, or ADSs, representing                   shares of Zealand Pharma A/S. All of the ADSs are being sold by us. Each ADS represents                   of a share of Zealand Pharma A/S of nominal value Danish kroner, or DKK, 1.

Currently, our shares are traded on Nasdaq Copenhagen A/S, or Nasdaq Copenhagen, under the symbol "ZEAL." The closing price of our shares on Nasdaq Copenhagen on                   , 2016 was DKK                   per share, which equals a price of $               per ADS based on the U.S. dollar/DKK exchange rate as of                   , 2016 and an ADS-to-share ratio of                   . We intend to apply to list the ADSs on The NASDAQ Global Select Market, or NASDAQ, under the symbol "ZLND."

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the ADSs involves a high degree of risk. See "Risk Factors" on page 12 to read about factors you should consider before buying the ADSs.

None of the Securities and Exchange Commission, any U.S. state securities commission, the Danish Financial Supervisory Authority or any other foreign securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We refer you to "Underwriting" section beginning on page 178 for additional information regarding total underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional                  ADSs from us to cover over-allotments, at the same price per ADS as paid for the ADSs offered hereby, for 30 days after the date of this prospectus.

The underwriters expect to deliver the ADSs against payment through the facilities of The Depository Trust Company on                           , 2016.

Morgan Stanley	Goldman, Sachs & Co.

                           , 2016

i

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications, research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward-Looking Statements."

        This prospectus presents market and industry data and other information from, among others sources, IMS Health Information Service, or IMS Health. IMS Health and the publishers of other sources used in this prospectus have granted us permission to reference such data and information, and each expressly reserves all rights, including rights of copying, distribution and republication. Such data and information is based on the research, analysis and viewpoints of the publisher thereof and speaks as of its original publication dates and not as of the date of this prospectus.

        This prospectus includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but the absence of those references is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks and tradenames to the fullest extent under applicable law.

        Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell ADSs and seeking offers to purchase ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of ADSs.

        For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

ii

 PRESENTATION OF FINANCIAL INFORMATION

        We maintain our books and records in Danish kroner and report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the consolidated financial statements in this prospectus were prepared in accordance with accounting principles generally accepted in the United States. Except with respect to U.S. dollar amounts presented as contractual terms or as otherwise indicated, all amounts that are presented in U.S. dollars herein have been translated from DKK solely for convenience at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate as of March 31, 2016, as reported by Danmarks Nationalbank. We use the symbol "$" to refer to the U.S. dollar and the symbol "€" to refer to the Euro herein.

PRESENTATION OF SHARE INFORMATION

        All references to "shares" in this prospectus refer to ordinary shares of Zealand Pharma A/S with a nominal value of DKK 1 per share.

iii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in the ADSs, you should read this entire prospectus carefully, including the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements contained elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the "Company," "Zealand," "we," "us" and "our" refer to Zealand Pharma A/S and its subsidiaries.

Our Company

        We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Our portfolio consists of several out-licensed products, including lixisenatide, a marketed treatment for type 2 diabetes, which has been approved for marketing by the European Medicines Agency, or EMA, and various other jurisdictions, and is under review by the U.S. Food and Drug Administration, or FDA. Lixisenatide has also been developed in a fixed-ratio combination with Lantus, the brand name of insulin glargine developed by Sanofi-Aventis Deutschland GmbH, or Sanofi, also for the treatment of type 2 diabetes. iGlarLixi, the fixed-ratio combination of lixisenatide and Lantus, is under regulatory review in the United States and Europe. We expect lixisenatide and iGlarLixi to provide the basis for near-term revenue growth, assuming a positive regulatory outcome in the United States. We also have a pipeline of proprietary product candidates that target specialty disease areas with significant unmet medical needs. In-house inventions are the basis of our portfolio, demonstrating our ability to discover and develop innovative peptide-based product candidates with favorable therapeutic profiles.

Our Focus on Peptide-Based Medicines

        We currently focus on diseases where we believe the present standard of care is inadequate and where we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration and, potentially, commercialization. Our research and development, or R&D, organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development.

        We have a track record of successfully inventing and developing novel peptide-based product candidates. This success is based on our deep understanding of peptide chemistry and extensive experience in improving the therapeutic characteristics of naturally occurring peptides by modifying and optimizing their structures. Peptides generally have a number of advantages as drug candidates, including: high selectivity with effects only on the intended target thereby providing specific therapeutic benefits; lower risks of toxicity with limited or no off-target effects; high potency with strong effects even at low concentrations; a favorable safety profile (including fewer side effects) with minimal drug-to-drug interactions, tailored half-lives and binding affinity; and high regulatory approval rates, with approval rates of 20%, as compared to 10% for small molecule medications. Peptides are also smaller than proteins on a molecular level, which can offer potential advantages in terms of therapeutic administration.

        Peptides that we have invented have shown improved profiles in terms of clinical therapeutic benefit, duration of action, stability and convenience of use. Our peptide chemistry and pharmaceutical development expertise is complemented by strong downstream development competencies, including a clinical development team with experience in quality assurance and in regulatory matters. We believe that we have the requisite in-house capabilities to advance product candidates in our selected disease areas from preclinical Investigational New Drug, or IND, enabling studies to late-stage clinical development, including registration.

Our Product Pipeline

        The chart below summarizes the development stage and status of our out-licensed products and product candidates and our proprietary pipeline of product candidates:

*
Helsinn is considering next possible development steps after a Phase 2b trial failed to meet its primary endpoint.

Out-Licensed Products and Product Candidates

Lixisenatide and iGlarLixi

        Our portfolio of out-licensed medicines includes lixisenatide, a product marketed in Europe and other non-U.S. jurisdictions for the treatment of adults with type 2 diabetes. Type 2 diabetes is a disorder that is characterized by high blood glucose, or sugar, and caused by the insufficient production of insulin and/or an inability of the body to adequately respond to insulin. Lixisenatide is a once-daily glucagon-like peptide-1, or GLP-1, analog that we invented. It is a synthetic form of the naturally occurring GLP-1 found in the intestines that acts as a signaling hormone, stimulating the pancreas to produce more insulin. Lixisenatide has been observed to lower levels of hemoglobin A1c, or HbA1c (a measure of the three month average blood glucose level), with a particular effect on meal-related, or prandial, glucose. Lixisenatide was first approved in Europe in 2013 to improve glycemic, or glucose level, control in adult type 2 diabetes patients. It is designed for use in combination with oral glucose-lowering diabetes medicines or basal, or long-acting, insulin when these treatments, together with diet and exercise, do not provide adequate glycemic control. We entered into a global license agreement with Sanofi for rights to lixisenatide, which it has registered in 60 countries outside the United States and currently markets under the brand name Lyxumia in 42 countries. Lixisenatide is under regulatory review for marketing in the United States by the FDA. On May 25, 2016, lixisenatide was discussed at a meeting of the FDA Endocrinologic and Metabolic Drugs Advisory Committee, which, although it was not asked by the FDA to vote on a recommendation for approval of lixisenatide, stated that it did not identify issues that would preclude approval of the drug candidate by the FDA. The FDA is not bound by the Advisory Committee's views but takes them into consideration when reviewing a New Drug Application, or NDA. The results of the FDA's review of lixisenatide are expected in July 2016.

        iGlarLixi, the fixed-ratio combination of lixisenatide and Lantus, is also under regulatory review in the United States and Europe. iGlarLixi is one of only two product candidates (the other being Novo Nordisk's Xultophy, which is a combination of its GLP-1 analog Victoza and basal insulin Tresiba) in a new product class based on a fixed-ratio combination of a GLP-1 analog and basal insulin to better treat type 2 diabetes.

        In February 2016, the FDA accepted Sanofi's NDA, of iGlarLixi for a priority review, resulting from Sanofi's decision to redeem a priority review voucher it had acquired for $245 million in June 2015 in order to reduce the iGlarLixi review time by the FDA by four months.

        On May 25, 2016, the FDA Endocrinologic and Metabolic Drugs Advisory Committee voted to recommend approval for the marketing of iGlarLixi in the United States. The FDA is not bound by the Advisory Committee's recommendation but takes its advice into consideration when reviewing an NDA. The results of the FDA's review are expected in August 2016. We believe that iGlarLixi will be the first fixed-ratio combination of a GLP-1 analog and basal insulin to treat type 2 diabetes to be approved for marketing in the United States.

        Sanofi also submitted an application for iGlarLixi to the EMA in March 2016, with the review expected to be completed in the first quarter of 2017.

        iGlarLixi has been observed to result in benefits, as compared to treatments with either basal insulin or a GLP-1 analog alone, pointing towards what we believe to be a potentially significant commercial opportunity. Lantus is the world's most prescribed insulin brand with company-reported sales for Sanofi of approximately €6.4 billion in 2015.

Other Out-Licensed Product Candidates

        We have also out-licensed product candidates to Boehringer Ingelheim International GmbH, or BI, and to Helsinn Healthcare S.A., or Helsinn. We have out-licensed two peptide projects to BI that have been advanced into preclinical development: a once-weekly novel dual glucagon/GLP-1 receptor agonist product candidate for the treatment of diabetes and/or obesity and a novel compound for the treatment of obesity and diabetes. The lead product candidates for each collaboration were selected in February 2016 and October 2015, respectively, with the potential to commence Phase 1 clinical development for both in 2017. In addition, we have out-licensed elsiglutide, a novel long-acting glucagon-like peptide-2, or GLP-2, analog to Helsinn. A Phase 2b clinical development trial of elsiglutide for the treatment of chemotherapy-induced diarrhea, or CID, was completed in May 2016. Although elsiglutide was observed to numerically reduce the incidence of CID in colorectal cancer patients, the observed effect was not sufficient to meet the trial's primary endpoint for statistical significance. Helsinn is currently performing a full evaluation of the Phase 2b data, after which it will decide whether to pursue potential development options for elsiglutide.

        Through March 31, 2016, we received an aggregate of DKK 1.2 billion ($175.7 million) in upfront, cost reimbursement, milestone and royalty payments from our partners over the life of our collaborations. We intend to invest substantially all of the future milestone and royalty payments that we expect to receive from our current collaborations into further growing and advancing our proprietary pipeline of novel investigational product candidates.

Our Proprietary Pipeline of Product Candidates

        Our proprietary pipeline includes three product candidates in clinical development: ZP1848, which is being developed to treat short bowel syndrome, or SBS; ZP4207, formulated for use in a single-dose, ready-to-use disposable injection pen, which is being developed as a rescue treatment for severe hypoglycemia or "insulin shock"; and ZP4207, formulated for use in multiple-dose administrations, which is being developed for use in new treatment concepts for insulin-dependent diabetes patients, such as a dual-hormone artificial pancreas system for improved hypoglycemia control and better diabetes management.

ZP1848

        In September 2015, we advanced ZP1848, a novel long-acting GLP-2 analog, into Phase 2 clinical development. Like GLP-1, GLP-2 is a signaling hormone secreted upon nutrient intake that stimulates intestinal growth. In February 2016, we dosed ZP1848 to patients with SBS in a Phase 2 proof-of-concept clinical trial; results from this trial are expected in the first half of 2017. Based on the results of our studies to date, we believe that ZP1848's longer half-life and its differentiated stability in a liquid formulation may allow development of a product candidate that better meets patient needs, including by providing an easy-to-use option for the treatment of SBS. Current treatment options for SBS are limited to: eating small, but highly frequent, meals to put less stress on the shortened bowel; parenteral, or intravenous, support nutrition through a central catheter for up to 16 hours per day; and teduglutide (marketed by Shire plc as Gattex), a GLP-2 analog available only as a lyophilized powder, requiring a multi-step reconstitution process before injection, which can make it difficult for patients to administer.

ZP4207

        We are also developing ZP4207, a novel analog of human glucagon, a hormone that increases the level of blood glucose in the body. ZP4207 is an advanced glucagon analog that is stable in a liquid formulation. We are currently exploring two formulations and two separate product candidate opportunities of ZP4207 in parallel:

  •
  A single-dose rescue treatment for acute, severe hypoglycemia or "insulin shock" to be made available in a single-dose, ready-to-use disposable injection pen, which would provide diabetes patients, relatives and caregivers with a treatment option that is more convenient and faster to use than existing treatment alternatives. This single-dose treatment is currently in a Phase 2 clinical trial with results expected in the third quarter of 2016. We believe the market potential for this treatment to be attractive as, at present, glucagon is only available as a lyophilized powder in a vial requiring reconstitution before injection, making it difficult for patients and caretakers to administer.

  •
  A multiple-dose version intended for use in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients. Third party clinical studies have demonstrated that adding a glucagon component to an artificial pancreas system (insulin pump) significantly limits the risk of hypoglycemia, while ensuring better glucose management for patients with type 1 diabetes. In June 2016, we entered into a collaboration arrangement with Beta Bionics, Inc., or Beta Bionics, a medical device company, to combine our multiple-dose version of ZP4207 with Beta Bionics' advanced investigational bionic pancreas platform technology called iLet. iLet is a dual-hormone, pocket-sized wearable medical device that Beta Bionics believes will be able to autonomously manage blood sugar levels in diabetes patients. To advance this program through clinical development, we expect to work with Beta Bionics to initiate a Phase 2a clinical trial in the second half of 2016 in type 1 diabetes patients to test the safety and efficacy of ZP4207 when used in the iLet. We retain all proprietary rights to ZP4207 under this collaboration arrangement.

Our Intellectual Property

        Our intellectual property, or IP, portfolio primarily includes patents and patent applications, trademarks and trade secrets. As our business and technology has matured, our internal organization, with the support of experienced external professionals, has sought to manage our IP in line with our overall strategy, and has built a significant patent portfolio directed at the various products we have invented and technologies we employ. Since our incorporation, we have filed patent applications in numerous patent families to cover proprietary technologies, potential products of interest and related methods, such as methods of use. We describe in more detail below the patent families covering our key product candidates.

        As of the date of this prospectus, we own two patent families covering lixisenatide, including 79 patents in 11 jurisdictions, and three pending patent applications in the United States and Israel, all licensed exclusively to Sanofi. We own two patent families covering ZP1846, a GLP-2 analog licensed exclusively to Helsinn, and a related proprietary GLP-2 analog, ZP1848. These two patent families include 75 patents in 15 jurisdictions and 19 pending patent applications in 10 jurisdictions. Although the disclosures of these two patent families encompass both ZP1846 and ZP1848, it has been possible to claim the subject matter relating to ZP1846 and ZP1848 in separate patents in the United States. We own a third patent family covering ZP1848 metabolites, which currently includes only one pending application in Denmark, which was filed on December 23, 2015. For our proprietary compound ZP4207, a stable glucagon analog, we own one patent family including 26 pending patent applications in 26 jurisdictions.

Our Leadership

        Our senior management team and international board of directors possess significant global and diversified expertise in medicinal discovery, pharmaceutical development, clinical design and product advancement, as well as market access and commercialization. Members of our management team have experience advancing medicinal products from discovery stage through to market and have an average of 13 years of experience in the life sciences industry.

Our Competitive Strengths

  •
  Expected near-term royalty and milestone payments from our out-licensed portfolio of treatments and peptide-based product candidates.

  •
  The opportunity to advance and broaden our proprietary pipeline of novel investigational treatments funded by our expected future milestone and royalty payments.

  •
  Expertise in the invention and development of peptide-based product candidates, coupled with a track record of pharmaceutical development and clinical achievement, for peptide-based medicines.

  •
  An experienced management team and board of directors with global and broad-based scientific, medical and commercial expertise, as well as an agile and efficient organizational structure.

Our Growth Strategies

  •
  Focus on disease areas with relevance for peptide-based medicines and clearly defined unmet patient needs where specialty product candidates can be developed through focused and streamlined clinical trials.

  •
  Invest our anticipated significant near-term royalty and milestone payments from our out-licensed product portfolio in the advancement of our proprietary product portfolio through to commercialization.

  •
  Maintain and foster a dynamic R&D organization and leading-edge peptide expertise to continue to provide novel peptide inventions for advancement to clinical development and registration.

  •
  Accelerate growth through strategic collaborations, in-licensing opportunities and acquisition opportunities in specialty disease areas where we can apply our in-house peptide expertise and development capabilities.

Risks Associated with Our Business

        Our ability to implement our business strategy is subject to numerous risks and uncertainties. As a biotechnology company, we face many risks inherent in our business and our industry generally. You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled "Risk Factors," prior to making an investment in our ADSs. These risks include, among others, the following:

  •
  We incurred net losses in 2015 and 2014 and for the first three months ended March 31, 2016 and may continue to do so.

  •
  The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for our proprietary or out-licensed product candidates, our business will be substantially harmed.

  •
  For certain product candidates and clinical development programs, we depend on collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell our product candidates. We are heavily dependent on our collaboration with Sanofi.

  •
  In order to complete the clinical trials described in this prospectus, we may need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

  •
  We may not be successful in executing our business strategy to use cash flows from our approved out-licensed products and product candidates to expand our novel, proprietary target discovery platform to build a pipeline of product candidates for a multiplicity of reasons.

  •
  We are dependent on the receipt of regulatory approval in the United States of our out-licensed product candidates lixisenatide and iGlarLixi and the clinical success of our proprietary product candidates, including ZP1848 and ZP4207.

  •
  Our product candidates will need to undergo clinical trials that are time consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and any other comparable regulatory authority, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of these product candidates.

  •
  We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for or commercializing products before or more successfully than us.

  •
  Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect IP rights on our product candidates or future product candidates.

  •
  Material weaknesses have been identified in our internal control over financial reporting, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner or prevent fraud.

Corporate Information

        We were incorporated on April 1, 1997 as a private limited liability company (Anpartsselskab, or ApS) under Danish law and originally under the name ApS KBUS 8 NR. 4581. We are registered with the Danish Business Authority (Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 20045078. We changed our name to Peptide Probe Technologies ApS on August 22, 1997 and to Zealand Pharmaceuticals ApS on December 2, 1998. On December 22, 1998, we converted to a public limited liability company (Aktieselskab, or A/S) and on March 8, 1999, we changed our name to Zealand Pharmaceuticals A/S. On May 7, 2002, we changed our name to Zealand Pharma A/S. We were publicly listed on Nasdaq Copenhagen in November 2010.

        Our headquarters and registered office, where all our activities, including R&D, are currently conducted, is located at Smedeland 36, 2600 Glostrup, Denmark, and our telephone number is

+45 88 77 36 00. Our website address is www.zealandpharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being an "Emerging Growth Company" and a Foreign Private Issuer

        As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  a requirement to include only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

  •
  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company as of the end of any fiscal year following the fifth anniversary of our initial public offering or if, prior to that date, we have more than $1 billion in annual revenue or more than $700 million in market value of the equity securities held by non-affiliates as of the end of our second fiscal quarter, or on the date that we have issued more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of shares and ADSs may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB, which does not have separate provisions for publicly traded and private companies. However, in the event that we convert to accounting principles generally accepted in the United States (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

        Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

        Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if we no longer qualify as an emerging growth company, so long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

The Offering

American Depositary Shares (ADSs) offered by us	ADSs, representing shares
ADSs to be outstanding immediately after this offering	ADSs, representing shares
Shares to be outstanding immediately after this offering	shares
Option to purchase additional ADSs	In addition, we have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs representing shares to cover over-allotments.
ADSs

Each ADS represents        of a share. As an ADS holder, you will not be treated as one of our shareholders, you will not have shareholder rights and you may not be able to exercise your right to vote the shares underlying your ADSs. You will have the contractual rights of an ADS holder, as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. ADS holders may only exercise voting rights with respect to the shares underlying the ADSs in accordance with the provisions of the deposit agreement, which will provide that a holder may vote the shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. The depositary will try, as far as practical, to vote the shares underlying the ADSs as instructed by the ADS holders. However, each registered holder of our ordinary shares, including the depositary, is only permitted to vote its shares in an entirety for or against any particular shareholder vote, under the Company's charter. Our board of directors is committed to using reasonable efforts to work towards removing this restriction at the extraordinary general meeting to be convened to approve this offering in 2016. If this restriction is removed, the depositary will be able to vote the shares registered in its name underlying the ADSs to more closely reflect the preferences of the ADS holders, thereby effectively permitting pass-through voting by ADS holders who indicate their voting preference to the depositary in accordance with, and subject to, the depositary's procedures. To better understand the terms of the ADSs, see the sections of this prospectus entitled "Description of American Depositary Shares" and "Risk Factors—Risks Related to this Offering." We encourage you to read the deposit agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	The Bank of New York Mellon

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $        million, or approximately $        million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting commission and estimated offering expenses payable by us, based on an assumed initial public offering price of $        per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on        , 2016 of DKK        , at the U.S. dollar/DKK exchange rate of        as of        , 2016 and an ADS-to-share ratio of        . We intend to use the net proceeds from this offering, together with our existing cash resources (other than the restricted cash held as collateral for our non-dilutive, limited-recourse royalty bond, or ZP SPV Notes), for the following purposes: (i) to advance our proprietary pipeline of product candidates through clinical development and registration; (ii) to advance in-house, as well as in-licensed, research projects into preclinical and clinical development; (iii) to start to build commercial and supply chain competencies; and (iv) to fund working capital and for general corporate purposes.

See "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.
Dividend policy	We have never paid or declared any cash dividends on our shares, and we do not anticipate paying any cash dividends on our shares in the foreseeable future. See "Dividend Policy."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in the ADSs.
Listing	We intend to apply to have the ADSs listed on The NASDAQ Global Select Market, or NASDAQ, under the symbol "ZLND."

        The number of shares to be outstanding after this offering is based on 24,399,382 shares outstanding as of March 31, 2016 and excludes up to 1,460,491 shares that may be issued upon the exercise of outstanding warrants at a weighted average exercise price of DKK 94.30 per share. In addition, our board of directors is authorized to grant up to 2,750,000 warrants under the 2015 employee incentive program through April 12, 2020, of which 2,283,750 had not yet been granted as of March 31, 2016. Unless otherwise indicated, the number of shares described assumes no exercise of the underwriters' option to purchase up to        additional ADSs and does not account for shares available for issuance under outstanding equity incentive programs.

Summary Consolidated Financial Data

        The following tables present summary consolidated financial data for our business. We derived the summary consolidated income statement data for the years ended December 31, 2015 and 2014 from our audited consolidated financial statements, which have been restated as discussed in Note 1 of such consolidated financial statements, included elsewhere in this prospectus. We derived the summary consolidated income statement data for the three months ended March 31, 2016 and 2015 and the summary consolidated statement of financial position data as of March 31, 2016 from our unaudited condensed consolidated interim financial statements, which have been restated as discussed in Note 1 of such unaudited condensed consolidated interim financial statements, included elsewhere in this prospectus. The pro forma data included in the summary consolidated statement of financial position data is unaudited. We maintain our books and records in DKK and prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. We prepared our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard IAS 34, "Interim Financial Reporting," as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

Consolidated Income Statement Data

	Year Ended December 31,			Three Months Ended March 31,
(in millions, except per share data)	2015	2015	2014	2016	2016(1)	2015(1)
	$(2)	DKK	DKK	$(2)	DKK	DKK

Revenue	28.7	187.7	153.8	1.0	6.7	6.0
Royalty expenses	(3.4)	(22.3)	(13.8)	(0.1)	(0.9)	(0.8)
Research and development expenses	(32.8)	(214.9)	(180.0)	(9.7)	(63.2)	(51.8)
Administrative expenses	(6.8)	(44.6)	(39.8)	(1.2)	(8.0)	(7.5)
Other operating income	2.0	12.8	6.3	0.1	0.9	4.3

Operating loss	(12.4)	(81.3)	(73.5)	(9.9)	(64.5)	(49.8)
Financial income	0.6	3.9	3.0	0.1	0.8	3.6
Financial expenses	(6.5)	(42.4)	(2.0)	(2.3)	(15.2)	(8.1)

Loss before tax	(18.3)	(119.8)	(72.5)	(12.1)	(78.9)	(54.3)
Income tax benefit	0.9	5.9	7.5	0.2	1.1	1.1

Net loss for the period	(17.4)	(114.0)	(65.0)	(11.9)	(77.8)	(53.2)

Loss per share
Basic loss per share	(0.76)	(4.94)	(2.87)	(0.50)	(3.27)	(2.35)
Diluted loss per share	(0.76)	(4.94)	(2.87)	(0.50)	(3.27)	(2.35)

(1)
The three months ended March 31, 2016 and 2015 have been restated for the correction of certain misstatements. See Note 1 to our unaudited condensed consolidated interim financial statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

        The following table presents summary unaudited condensed consolidated statement of financial position data as of March 31, 2016 on an actual basis; and on a pro forma basis to give effect to the issuance of                  ADSs, representing            shares, in this offering at an assumed initial public offering price of $                  per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on                  , 2016 of DKK            , at the U.S. dollar/DKK exchange rate of            as of                   , 2016 and an ADS-to-share ratio of            , after deducting the underwriting commission and estimated offering expenses payable by us (excluding the potential exercise by the underwriter of their over-allotment option).

Consolidated Statement of Financial Position Data:

	As of March 31, 2016
(in millions)	Actual(1)		Pro forma
	$(2)	DKK	$	DKK

Cash and cash equivalents	55.1	360.8
Restricted cash	16.9	110.7
Total assets	81.7	534.6
Retained earnings	23.5	153.9
Total equity	27.2	178.3
Non-current liabilities	46.1	301.9
Current liabilities	8.3	54.4
Total equity and liabilities	81.7	534.6

(1)
The three months ended March 31, 2016 have been restated for the correction of certain misstatements. See Note 1 to our unaudited condensed consolidated interim financial statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

RISK FACTORS

        Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in the ADSs. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We incurred net losses in 2015, in 2014 and in the first three months in 2016 and may continue to do so.

        We recognized net losses of DKK 114.0 million in 2015, DKK 65.0 million in 2014 and DKK 77.8 million in the first three months in 2016. These losses are primarily the result of our internal and external research expenditures and development costs for conducting preclinical studies and clinical trials in respect of our proprietary product portfolio. Our ability to generate revenue from our proprietary product portfolio depends on our ability to successfully develop and commercialize our product candidates and to obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates.

        In 2014 and 2015, we generated revenue from milestone payments for our out-licensed products and royalty payments in respect of global net sales of lixisenatide, which is out-licensed to and marketed by Sanofi-Aventis Deutschland GmbH, or Sanofi, as a monotherapy under the brand name Lyxumia. Our ability to generate revenue from out-licensing certain of our product candidates depends on the ability of our collaboration partners to successfully commercialize, complete the development of and obtain the regulatory and marketing approvals for our out-licensed product candidates.

        Our ability and our collaboration partners' ability to generate future revenue from product sales or pursuant to milestone payments depend heavily on many factors, including, but not limited to:

  •
  completing research activities and preclinical and clinical development of our out-licensed and proprietary product candidates;

  •
  continuing sales of Lyxumia;

  •
  successfully obtaining U.S. Food and Drug Administration, or FDA, approval of lixisenatide and iGlarLixi, and European Medicines Agency, or EMA, approval of iGlarLixi;

  •
  on our own, or together with our strategic collaboration partners, obtaining regulatory approvals for our product candidates;

  •
  negotiating favorable terms of and entering into further collaboration, licensing or other arrangements;

  •
  the ability of our collaboration partners to successfully commercialize or our ability to commercialize or co-promote our product candidates;

  •
  obtaining market acceptance of our product candidates, if approved;

  •
  addressing any competing technological or market developments;

  •
  identifying, assessing, acquiring, in-licensing or developing new product candidates;

  •
  maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, and our ability to develop, manufacture and commercialize our product candidates and products without infringing the intellectual property rights of others; and

  •
  attracting, hiring, and retaining qualified personnel.

        In cases where we, or our collaboration partners, are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the price or prices at which we are able to sell such products and our ability to get paid or reimbursed for our products at such prices. If the number of individuals suitable for our product candidates is not as significant as we estimate, the indications approved by regulatory authorities are narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or applicable guidelines, we may not generate significant revenue from the sale of such products, even if approved. Our failure to generate revenue from sales of one or more of our product candidates or pursuant to upfront or milestone payments could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

        We expect our expenses to continue to increase and that we will to continue to incur losses as we further develop our proprietary product portfolio. In particular, we anticipate that our expenses and losses will increase substantially if and as we:

  •
  continue the preclinical and clinical development of our proprietary product candidates;

  •
  expand the scope of or otherwise materially modify our current clinical trials for our proprietary product candidates;

  •
  begin new clinical trials for our proprietary product candidates;

  •
  develop our commercial manufacturing capabilities for our proprietary product candidates;

  •
  seek regulatory and marketing approvals for any proprietary product candidates that successfully complete clinical trials;

  •
  establish a sales, marketing and distribution infrastructure to commercialize any drugs for which we may obtain marketing approval and for which we have not entered into a collaboration with a third party;

  •
  seek to identify and validate additional product candidates;

  •
  acquire or in-license other product candidates and technologies;

  •
  maintain, protect and expand our intellectual property portfolio;

  •
  attract new and retain existing skilled personnel; and

  •
  create additional infrastructure to support our operations as a U.S. public company.

        The net losses we incur may fluctuate significantly from year to year, such that a year-to-year comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ADSs to decline.

The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for our proprietary or out-licensed product candidates, our business will be substantially harmed.

        The time required to obtain approval by the FDA, the EMA and other comparable regulatory authorities is unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and varies among jurisdictions. We have not obtained regulatory approval in the United States for any product candidate and it is possible that none of our existing product candidates or any product candidates that we may seek to develop in the future will ever obtain regulatory approval.

        Our product candidates could fail to receive regulatory approval for many reasons, including, but not limited to, the following:

  •
  the FDA, the EMA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;

  •
  we or our collaboration partners may be unable to demonstrate to the satisfaction of the FDA, the EMA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indications;

  •
  we or our collaboration partners may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

  •
  the FDA, the EMA or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

  •
  the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, supplemental NDA or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

  •
  the FDA, the EMA or any other comparable regulatory authority may fail to approve the labeled conditions for use that we or our collaboration partners propose for a product candidate;

  •
  the FDA, the EMA or other comparable regulatory authorities may fail to approve the manufacturing processes or facilities of any third party manufacturers with which we may contract for clinical and commercial supplies or such processes or facilities may not pass a preapproval inspection; and

  •
  the approval policies or regulations of the FDA, the EMA or other comparable regulatory authorities may change or differ significantly from one another in a manner rendering our clinical data insufficient for approval.

        This lengthy approval process, as well as the unpredictability of ongoing clinical trial results, may result in our or our collaboration partners' failure to obtain regulatory approval to market our product candidates, which would harm our business, financial position, results of operations and future growth prospects significantly. In addition, even if we or our collaboration partners were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than requested, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. For example, although we believe that, if approved by the FDA and the EMA, treatment for type 2 diabetes with our out-licensed product candidate iGlarLixi should begin at an early stage, the label ultimately approved by the FDA or the EMA for iGlarLixi may direct healthcare providers only to begin using iGlarLixi once patients no longer adequately respond to existing or other treatments. In certain jurisdictions, regulatory authorities may not approve the price we or our collaboration partners intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects of our product candidates.

For certain product candidates and clinical development programs, we depend on collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell our product candidates. If such collaboration partners fail to perform as expected, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.

        For certain product candidates and clinical development programs, we do, and may in the future continue to, rely on our collaboration partners to develop, conduct clinical trials of, and commercialize our product candidates. We have existing collaborations with Sanofi, Helsinn Healthcare SA, or Helsinn, and Boehringer Ingelheim GmbH, or BI, and, collectively with Sanofi and Helsinn, our Licensees. We may also enter into collaboration agreements with other parties in the future relating to other product candidates. Ultimately, if such out-licensed product candidates are advanced through clinical trials and receive marketing approval from the EMA (as is the case for Lyxumia), the FDA or similar regulatory authorities, certain of our collaboration partners will be responsible for commercialization of these out-licensed products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such out-licensed products depends on the successful development, regulatory approval, marketing and commercialization by our collaboration partners. If our collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our out-licensed product candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from royalties and milestone payments from such product candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

        Collaborations involving our out-licensed product candidates pose a number of risks, including the following:

  •
  collaboration partners have significant discretion in determining the efforts and resources that they will apply to these partnerships;

  •
  collaboration partners may not perform their obligations as expected;

  •
  collaboration partners may not pursue development and commercialization of our out-licensed product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaboration partners' strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

  •
  collaboration partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

  •
  collaboration partners could independently develop, or develop with third parties, products that compete directly or indirectly with our out-licensed product candidates;

  •
  disagreements with collaboration partners, including disagreements over proprietary rights, contract interpretation or the conduct of product research, development or commercialization programs, may cause delays or lead to termination of such programs, or require us to assume unplanned expenditures, responsibilities or liabilities with respect to product candidates we have out-licensed, or may result in costly and time consuming litigation or arbitration;

  •
  collaboration partners may infringe the intellectual property rights of third parties, which may result in costly and time consuming litigation or arbitration in which we may be involved, as a party or in support of our collaboration partners;

  •
  collaboration partners with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

  •
  collaboration partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

  •
  collaboration agreements may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

        In addition, certain collaboration agreements provide our collaboration partners with rights to terminate such agreements and licenses granted under such agreements under various conditions, which, if exercised, would adversely affect our product development efforts, could make it difficult for us to attract new collaboration partners and may adversely affect our reputation. Our collaboration partners may have the right to terminate their respective collaboration agreements with us. For example, under our license agreement with Sanofi, or the Sanofi License Agreement, pursuant to which Sanofi is responsible for all commercialization activities in respect of the licensed products thereunder and is required to pay royalties and milestone payments upon the occurrence of certain events, Sanofi has the right to terminate the Sanofi License Agreement in its sole discretion at any time upon 90 days' prior written notice. Any such termination of the Sanofi License Agreement or other agreements with our collaboration partners could have a material adverse effect on our business, financial position and results of operations.

        The timing and amount of any milestone and royalty payments we may receive under our agreements with our collaboration partners will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidates. We cannot be certain that any of the development and regulatory milestones will be achieved or that we will receive any future milestone payments under these agreements. In addition, in certain circumstances we may believe that we have achieved a particular milestone and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans.

We are heavily dependent on our collaboration with Sanofi.

        We have entered into a number of agreements for the out-licensing of certain product candidates and rely on our collaboration partners to develop and commercialize those product candidates. In particular, we entered into the Sanofi License Agreement, which grants Sanofi the exclusive worldwide rights to develop, manufacture, commercialize and market lixisenatide, both as a monotherapy and in combination therapies. To date, the majority of our revenue has been derived from milestone payments made by Sanofi, as well royalty payments from Sanofi in respect of sales of lixisenatide as a monotherapy (i.e., sales of Lyxumia, the marketing name for lixisenatide, outside the United States). Following FDA approval of lixisenatide (if and when granted), and FDA and EMA approval of iGlarLixi, a combination therapy using lixisenatide (if and when granted), and the subsequent commercialization of lixisenatide in the United States and iGlarLixi generally, we will continue to be highly dependent on the Sanofi License Agreement for revenue in the foreseeable future. If Sanofi were to change its priorities, reallocate resources relating to lixisenatide, terminate its relationship with us, fail to make payments as and when due under the Sanofi License Agreement, fail to prevail in patent litigation against a third party related to lixisenatide product candidates or, in certain circumstances, settle such litigation on terms that are not favorable to us, or fail to devote sufficient time and resources or slow down or change schedules or strategies for the development, commercialization and marketing of lixisenatide as a monotherapy or combination therapy, there would be a material adverse effect on our business, financial position, results of operations and future growth prospects.

We issued a bond in December 2014, which reduces our ability to use royalty payments received under the Sanofi License Agreement for other purposes.

        On December 12, 2014, we raised $50 million through the issuance of a non-dilutive, limited-recourse royalty bond, or the ZP SPV Notes, which is secured by 86.5% of the annual royalty payments received under the Sanofi License Agreement for lixisenatide. The ZP SPV Notes bear interest at a fixed rate of 9.375% per annum. Pursuant to the terms of the ZP SPV Notes, repayment of amounts due will come from royalty payments received in respect of lixisenatide as a monotherapy (i.e., sales of Lyxumia). Until repayment of the ZP SPV Notes, we are also obligated to place milestone payments received in respect of lixisenatide and iGlarLixi in a collateral reserve account, up to the remaining principal amount due under the ZP SPV Notes. Any amount remaining in the account will be released to us upon full repayment of the ZP SPV Notes. Accordingly, until the full repayment of the ZP SPV Notes, we are obliged to pass on a high percentage of all royalty payments related to lixisenatide received under the Sanofi License Agreement to bondholders, and other than for payment of obligations to Alkermes plc, or Alkermes, and one of the inventors of our SIP technology, will not be able to utilize milestone payments received from Sanofi. This, in turn, reduces the funds available to finance our proprietary product projects. The ZP SPV Notes include customary events of default, including failure to pay principal and interest on the ZP SPV Notes, a failure of our wholly owned subsidiary, ZP SPV 1 K/S, or ZP SPV, or our wholly owned subsidiary, ZP Holding SPV K/S, or ZP Holding, to pay material judgments or indebtedness, our failure to comply with covenants, ZP SPV or ZP Holding, a failure to maintain a first priority security interest in the collateral, a change of control with respect to ZP SPV or ZP Holding, and bankruptcy and insolvency events. As of March 31, 2016, the principal amount outstanding under the ZP SPV Notes was $50.0 million.

We may need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

        We are currently advancing our proprietary product candidates through clinical development and are conducting preclinical studies with respect to other programs. Developing product candidates is expensive, lengthy and risky, and we expect our R&D expenses to increase in connection with our ongoing activities, particularly as we seek to advance our proprietary product candidates toward commercialization.

        As of March 31, 2016, our cash and cash equivalents were DKK 360.8 million and our restricted cash was DKK 110.7 million. We estimate that the net proceeds from the offering will be approximately $             million, assuming an offering price of $            per ADS (DKK             ), the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on                        , 2016 of DKK             , at the U.S. dollar/DKK exchange rate of                as of                        , 2016 and an ADS-to-share ratio of             . We expect that the net proceeds from the offering and our existing cash and cash equivalents will be sufficient to fund our current operations for at least the next                     months. However, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches.

        Further, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

        Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs to decline. The sale of additional equity or convertible securities could be dilutive to our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain adequate financing, we may be required to delay, reduce or eliminate the number or scope of our projects and proprietary product candidates (including our preclinical studies and clinical trial programs). We could also be required to seek funds through arrangements with collaboration partners or at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or proprietary product candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any proprietary product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects.

Due to our limited resources and access to capital, we must, as we have in the past, prioritize the development of certain product candidates. These decisions may prove to be wrong and may adversely affect our revenue.

        Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each such product candidate. As such, we are currently primarily focused on the development of ZP1848, ZP4207 and our out-licensed product candidates. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial position, results of operations and future growth prospects could be materially adversely affected.

We may not be successful in our efforts to use cash flows from our approved out-licensed products to expand our novel, proprietary target discovery platform to build a pipeline of product candidates.

        A key element of our strategy is to use cash flows from our portfolio of approved, out-licensed drug products to build a pipeline of novel proprietary product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our research and development, or R&D, efforts to date have resulted in the development of out-licensed product candidates directed at various diseases, we may not be able to develop additional product candidates in a sufficient timeframe, if at all, to provide for the further development of our pipeline of proprietary product candidates. Our current proprietary product candidates are in early stages of clinical development and will require substantial further clinical development and testing, and eventually regulatory approval, prior to commercialization. Even if we are successful in continuing to develop our out-licensed pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop our out-licensed product candidates and if these out-licensed product candidates are not successfully commercialized by our collaboration partners, we will face difficulty in funding our proprietary pipeline of product candidates and in generally obtaining product revenue in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

Risks Related to Our Products and Product Candidates

We are dependent on the receipt of regulatory approval in the United States for our out-licensed product candidates lixisenatide and iGlarLixi and the clinical success of our proprietary product candidates, including ZP1848 and ZP4207. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

        Our business and future success is substantially dependent on our ability to obtain regulatory approval for, and then successful commercialization within the United States by Sanofi, of our product candidates lixisenatide and iGlarLixi, which are under regulatory review for marketing in the United States for the treatment of type 2 diabetes.

        Although we expect the FDA to follow the recommendation of its Endocrinologic and Metabolic Drugs Advisory Committee, which on May 25, 2016 voted in favor of approving the NDA for iGlarLixi in the United States, there can be no assurance that the FDA will follow such recommendation and approve our collaboration partner Sanofi's NDA for iGlarLixi in August 2016, or that if such approval is ultimately given it will not impose labeling or other requirements discussed by the committee that could adversely affect the timing of launch and ability for iGlarLixi to gain sufficient market share so as to generate the revenue we may need to continue to operate our business as conducted currently and as planned to be conducted.

        Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other product candidates, including ZP1848 and ZP4207. Our proprietary product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenue can be generated from product sales. We are not permitted to market or promote any of our product candidates in any jurisdiction before we receive regulatory approval from the FDA, the EMA or any other comparable regulatory authority in that jurisdiction, and we may never receive such regulatory approval for any of our product candidates in any particular jurisdiction or at all. We cannot assure you that our clinical trials for ZP1848 or ZP4207 will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA for lixisenatide or from the FDA, the EMA or any other comparable regulatory authority for any of our other product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of lixisenatide, iGlarLixi, ZP1848, ZP4207 or any future product candidate is not approved and commercialized in any particular jurisdiction, we may not be able to generate any royalties or product revenue, as the case may be, for that product candidate at all or in such jurisdiction. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the ADSs or our ordinary shares to fall.

Our product candidates will need to undergo clinical trials that are time consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and any other comparable regulatory authority, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of these product candidates.

        The FDA in the United States, the European Commission (following review by the EMA) in Europe, and any other comparable regulatory authorities in other jurisdictions must approve new product candidates before they can be marketed, promoted or sold in those territories. We must provide these regulatory authorities with data from preclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a specific indication before they can be approved for commercial distribution. Lixisenatide, as marketed under the trade name Lyxumia, is our only approved product, although it is not yet approved in the United States. We cannot be certain that our clinical trials will be successful or that any of our other proprietary or out-licensed product candidates will receive approval from the FDA, the EMA or any other comparable regulatory authority.

        Preclinical studies and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years to complete the preclinical studies and clinical trials necessary to commercialize a product candidate, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. An unfavorable outcome in one or more trials may require us to delay, reduce the scope of or eliminate one or more product development programs, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

        In connection with clinical trials of our product candidates, we face a number of risks, including risks that:

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  a product candidate is ineffective, inferior to existing approved products for the same indications, unacceptably toxic or has unacceptable side effects;

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  patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

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  extension studies on long-term tolerance could invalidate the use of our product;

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  the results may not confirm the positive results of earlier trials;

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  the results may not meet the level of statistical significance required by the FDA, the EMA or other regulatory agencies to establish the safety and efficacy of our product candidates for continued trial or marketing approval; and

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  our collaboration partners or contract research organizations, or CROs, are unable or unwilling to perform under their contracts.

        The results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. Our and our collaboration partners' clinical trials of our product candidates conducted to date have generated favorable safety and efficacy data. However, we may have different enrollment criteria in our future clinical trials. As a result, we may not observe a similarly favorable safety or efficacy profile as in our prior clinical trials. In addition, we cannot assure you that during the course of potential widespread use of any of our product candidates in future, we will not suffer setbacks in maintaining production quality or stability. In addition, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates. If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate additional revenue. Even if we successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the FDA, the EMA or other regulatory authority, as applicable.

        Furthermore, we sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our product candidates may be delayed, we may not be entitled to receive certain contractual payments, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

The speed at which we complete our preclinical studies and clinical trials depend on many factors, including, but not limited to, patient enrollment.

        Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. With respect to our clinical development of ZP1848 in short bowel syndrome, or SBS, the recent availability of Gattex, which is a drug originally developed by NPS Pharmaceuticals, Inc. (and now owned by Shire plc following its acquisition of NPS Pharmaceuticals) for patients with SBS may cause patients to be less willing to participate in our clinical trial. Because there is a relatively limited number of patients worldwide, patient enrollment may be challenging. Any of these occurrences may harm our clinical trials and by extension, our business, financial position, and future growth prospects.

Lixisenatide or any of our other product candidates for which marketing approval is obtained could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to substantial penalties if we or our collaboration partners fail to comply with regulatory requirements or experience unanticipated problems with our products following approval.

        Lixisenatide, which is marketed as Lyxumia by Sanofi in 42 countries outside the United States and which it has registered to potentially be marketed in another 18 countries, or any of our product candidates for which marketing approval is obtained in the future either by us or by our collaboration partners, as well as, among other things, the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, will be subject to the continual requirements of, and review by, the FDA, the EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, as it has been by the EMA for Lyxumia, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a Risk Evaluation and Mitigation Strategy, if applicable, to ensure that the benefits of a drug or biological product outweigh its risks.

        The FDA, the EMA and other regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product, such as long term observational studies on natural exposure. In respect of our proprietary product candidates, such costs would be our responsibility. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA, the EMA and other regulatory authorities impose stringent restrictions on manufacturers' communications regarding off-label use, and, if we or our collaboration partners do not market any of our product candidates for which we receive marketing approval for only their approved indications, we and they may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food, Drug and Cosmetic Act or other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

We selectively rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays that prevent us from successfully commercializing our product candidates.

        We currently, and expect to continue to, selectively rely on public and private research institutions, medical institutions, clinical investigators, CROs, contract laboratories and collaboration partners to conduct some of our early-stage product development activities, perform data collection and analysis and carry out our clinical trials. Our development activities or clinical trials conducted in reliance on third parties may be delayed, suspended or terminated if:

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  the third parties do not devote a sufficient amount of time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;

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  we replace a third party; or

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  the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements or for other reasons.

        We do not have the ability to control the performance of third parties in their conduct of development activities. Third party performance failures may increase our development costs, delay our ability to obtain regulatory approval and delay or prevent the commercialization of our product candidates. While we believe that there are alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs. For example, while our product candidate ZP2929 was BI's lead compound, it was placed on clinical hold by the FDA due to its interpretation of the data that it reviewed. As a result, the further development of ZP2929 was abandoned by BI. We have not yet determined whether we intend to further advance ZP2929 further on our own following independent discussions with the FDA.

We rely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.

        If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third party manufacturers to manufacture our product candidates are subject to the FDA's, the EMA's and other comparable regulatory authorities' preapproval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third party manufacturers for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, the EMA or other comparable regulatory authority, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers or other third party manufacturers to maintain adequate quality control and quality assurance procedures and qualified personnel. If the FDA, the EMA or another comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

        We rely on our manufacturers to purchase from third party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements in place for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes.

We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for or commercializing products before or more successfully than us.

        The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. We have competitors in each of the disease fields in which we compete, many of which have substantially greater name recognition, commercial infrastructure and financial, technical and personnel resources than we have. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with larger and established companies. Significant competitive factors in our industry include product efficacy and safety, quality and breadth of an organization's technology, skill of an organization's employees and its ability to recruit and retain key employees, timing and scope of regulatory approvals, government reimbursement rates for, and the average selling price of, products, the availability of raw materials and qualified manufacturing capacity, manufacturing costs, intellectual property and patent rights and their protection and sales and marketing capabilities. While we believe that our product and product candidate platform, development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. In particular, we compete with all companies that have drugs on the market or are developing product candidates for diabetes. Our competitors in the type 2 diabetes field are primarily large pharmaceutical companies, including Merck & Co., Inc., AstraZeneca, GlaxoSmithKline, Eli Lilly, Sanofi, Novo Nordisk, Johnson & Johnson and BI. This competition includes a number of alternative therapies to combat type 2 diabetes that are being researched and are in various stages of development. Should these therapies prove effective, it could reduce the potential size of the market for our drugs. Our sole approved and, outside the United States, marketed drug, lixisenatide (as Lyxumia), faces direct competition from other drugs including: Victoza, developed by Novo Nordisk, and Trulicity, developed by Eli Lilly. Lixisenatide in combination with Lantus (iGlarLixi) may also face direct positioning challenges from Novo Nordisk's Xultophy. There can be no assurance that our competitors will not deploy their superior resources to damage our and our drug candidates' prospects. Given the intense competition in our industry, we cannot assure you that any of the products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors.

        In addition, significant delays in the development of our product candidates could allow our competitors to succeed in obtaining the FDA, the EMA or other regulatory approvals for their product candidates more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights.

        Competitors may develop novel products or other technologies that could make our product candidates obsolete or uneconomical. Any of our product candidates that competes with an approved product may need to demonstrate compelling advantages, such as increased efficacy, convenience, pricing, tolerability and/or safety in order to be commercially successful. Any of our product candidates that are approved could also face other competitive factors in the future, including biosimilar competition, which could force us to lower prices or could result in reduced sales. Any failure to compete effectively against our current and future competitors could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

        In addition, many of our competitors have significantly greater financial resources and expertise in R&D, manufacturing, conducting preclinical studies and clinical trials, obtaining regulatory approvals and marketing drugs. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors, particularly through partnership arrangements with large established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Adverse safety events involving lixisenatide or our other product candidates can negatively affect our business and stock price.

        Adverse safety events involving lixisenatide or any of our other product candidates which may receive marketing approval in the future may have a negative impact on our commercialization efforts. Later discovery of safety issues with lixisenatide or our other product candidates that were not known at the time of their approval by the FDA or comparable regulatory agencies in other countries could cause product liability litigation exposure, additional regulatory scrutiny and requirements for additional labeling, limitations upon patient, prescriber and/or physician access, imposition of a risk evaluation and mitigation strategy by the FDA, withdrawal of products from the market and the imposition of fines or criminal penalties. Any of these actions could result in material impairments of fixed assets, material restructuring charges and other adverse impacts on our results of operations. In addition, the reporting of adverse safety events involving our products and public rumors about such events could cause our stock price to decline or experience periods of volatility.

If the FDA, the EMA or other comparable foreign regulatory authority approves generic versions of lixisenatide or any of our other product candidates that receive marketing approval, or such authorities do not grant our or our collaboration partners' product candidates appropriate periods of data exclusivity before approving generic versions of our or our collaboration partners' products, the sales of such products could be adversely affected.

        Once an NDA is approved, the product covered thereby becomes a "reference listed drug" in the FDA's publication, "Approved Drug Products with Therapeutic Equivalence Evaluations." Manufacturers may seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications, or ANDAs, in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical studies. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug may be typically lost to the generic product.

        The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The Federal Food, Drug, and Cosmetic Act provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity, or NCE. Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference listed drug. It is unclear whether the FDA will treat the active ingredients in our or our collaboration partners' product candidates as NCEs and, therefore, afford them five years of NCE data exclusivity if they are approved. If any product we or our collaboration partners on our behalf develop does not receive five years of NCE exclusivity, it may nonetheless be eligible for three years of exclusivity, which means that the FDA may approve generic versions of such product three years after its date of approval. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

        Competition that lixisenatide or any future product candidates may face from generic versions of our or our partnered products could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in any such product candidate.

Certain of our peptide product candidates are expected to be delivered parenterally by medical devices that may be regulated as combination products that are required to obtain separate FDA clearance or pre-market approval and/or approval by other regulatory authorities.

        Certain of our peptide product candidates are intended to be used in combination with a delivery device, such as an injector or other delivery system. Medical products containing a combination of new drugs, biological products or medical devices may be regulated as "combination products" in the United States and Europe. A combination product generally is defined as a product comprised of components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic or device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of the overall product based upon a determination by the FDA of the primary mode of action of the combination product. The determination whether a product is a combination product or two separate products is made by the FDA on a case-by-case basis. Our product candidates intended for use with such devices, or expanded indications that we may seek for our products used with such devices, may not be approved or may be substantially delayed in receiving approval if the devices do not gain and/or maintain their own regulatory approvals or clearances. Where approval of the drug or biologic product and device is sought under a single application, the increased complexity of the review process may delay approval. The FDA review process and criteria is not a well-established area, which could also lead to delays in the approval process. The EMA has a parallel review process in place for combination products, the potential effects of which in terms of approval and timing could independently affect our ability to market our combination products in Europe. In addition, because these delivery devices are provided by unaffiliated third party companies, we are dependent on the sustained cooperation and effort of those third party companies both to obtain regulatory approval and to maintain their own regulatory compliance. Failure of third party companies to assist in the approval process or to maintain their own regulatory compliance could delay or prevent approval of our product candidates, or limit our ability to sell a product once approved.

Our product candidates are complex to manufacture, and we or our collaboration partners may encounter difficulties in production that could have a material adverse effect on our business and financial results.

        Our products must be made consistently and in compliance with a clearly defined manufacturing process. In addition, due to their complex structure, efficient large-scale production of peptide product candidates is challenging. As a result of such complexity, the production of peptide product candidates typically requires more chemical steps than the production of traditional small molecule products.

        Accordingly, it is essential to be able to validate and control the manufacturing process to ensure that it is reproducible. Slight deviations anywhere in the manufacturing process, including obtaining materials, filling, labeling, packaging, storage and shipping and quality control and testing, some of which all pharmaceutical companies, including our collaboration partners and us, experience from time to time, may result in batch failures, delay in the release of batches, product recalls or spoilage. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remove the contamination. Further, as product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of ongoing clinical trials or other future clinical trials. Any failure to manufacture products up to regulatory standards could lead to increased costs due to duplicative or replacement manufacturing, product recalls or a loss of revenue and reputation.

        At present, all manufacturing of our marketed product is undertaken by Sanofi, under the Sanofi License Agreement. Any inability of Sanofi to adequately address the risks associated with the manufacturing process or to use cost-effective manufacturing methods, or otherwise not comply with cGMPs and other requirements, may significantly limit the commercial competitiveness of our product candidates marketed by Sanofi. This inability could also result in regulatory enforcement, legal action and other adverse consequences. This could reduce sales of such products and, in turn, the royalty payments due to us under the Sanofi License Agreement, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

We currently have no sales function. If we are unable to establish a sales function or enter into sales, marketing and distribution arrangements with third parties, we may not be successful in commercializing our proprietary product candidates if and when they are approved.

        We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any proprietary product candidate for which we obtain marketing approval, we will need to establish a sales and marketing function or make arrangements with third parties to perform sales and marketing functions on our behalf, and we may not be successful in doing so.

        If we enter into arrangements with third parties to perform sales, marketing and distribution services on our behalf, our product revenue or the profitability of our drug revenue may be lower, perhaps substantially lower, than if we were to directly market and sell our drugs. Furthermore, we may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to us.

        Even if we are able to enter into acceptable partnerships, we may have little or no control over such third parties, and our future collaboration partners may fail to devote the necessary resources and attention to sell and market our drugs effectively. For example, budgeting restrictions or strategy changes of our future collaboration partners could delay or prevent successful clinical development or marketing efforts. Similarly, our future collaboration partners could decide to give priority to the clinical development or marketing of other product candidates or develop or seek to develop product candidates in competition with our product candidates.

        Our failure to establish and maintain successful partnerships could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Risks Related to Our Operations

There is a risk that our products may have major side effects that may give rise to substantial liability claims.

        As a biopharmaceutical company, we operate in a market that is subject to risk of liability. To our knowledge, we are not currently subject to any product liability suits. However, we may be subject to future liability claims alleging adverse effects from clinical trials or the use of our products. Any liability claims could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

There is a risk that we may not be able to maintain insurance coverage, and that existing or any future insurance policies or our own resources will not sufficiently cover claims for damages that we may receive in the future.

        Our business exposes us to potential product liability and other liability risks that are inherent in clinical development, manufacturing, marketing and use of human therapeutic products. It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical trials and any sale or use of our products. We have taken out product liability insurance with respect to all clinical trials and ongoing trials performed to date for which we were responsible (i.e., in respect of our proprietary product pipeline).

        We may seek to expand our insurance coverage if we obtain marketing approval for any of our proprietary product candidates or if other risks related to our business increase. We may not be able to obtain or maintain adequate protection against potential liabilities at a cost that is acceptable to us. If we are unable to obtain insurance or other protection against potential product liability claims, we could be exposed to significant liabilities, which may materially and adversely affect our business and financial position. These liabilities could prevent or interfere with our product development and commercialization efforts. If we are sued for any injury caused by our products or processes, our liability could exceed our product liability insurance coverage and our own financial resources and, consequently, could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Our future success depends on our ability to retain our management team and key employees.

        We are highly dependent on the management, development, clinical, financial and business development expertise of our management team and key employees. Recruiting and retaining qualified scientific and clinical personnel will also be critical to our future success. The loss of the services of any of the members of our management team or key employees could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing any of the members of our management team or key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate the members of our management team or key employees on acceptable terms given the competition among numerous pharmaceutical, biopharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. If we are unable to continue to attract and retain high quality management and employees, our ability to pursue our growth strategy will be limited.

Our R&D activities could be affected or delayed as a result of possible restrictions on animal testing.

        Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our R&D activities may be interrupted, delayed or become more expensive.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

        We expect that if our drug discovery efforts continue to generate product candidates, our clinical product candidates continue to progress in development, and we continue to build our development and commercial organizations, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research, development and commercialization objectives depends on our ability to respond effectively to these demands and expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

        Should attractive opportunities arise, we may acquire companies or technologies facilitating our access to new medicines, new research projects or new geographical areas, or enabling us to achieve synergies with our existing operations. However, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions under favorable conditions and could be led to finance these acquisitions using cash that could be allocated to other purposes in the context of existing operations or equity issuances, which could be dilutive to our ordinary shareholders, including those purchasing securities in this offering. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Our internal computer systems, or those of our collaboration partners or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

        Our internal computer systems and those of our current and any future collaboration partners and other contractors or consultants are vulnerable to damage from cyber security breaches, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data for our product candidates from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Our operations as a global company subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

        We face significant operational risks as a result of doing business internationally, such as:

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  fluctuations in foreign currency exchange rates (in particular, U.S. dollars, Euros and Danish kroner);

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  potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

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  potential changes to the accounting standards, which may influence our financial situation and results;

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  becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

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  reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

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  difficulties in attracting and retaining qualified personnel;

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  restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

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  rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

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  tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

        In addition, as a result of this listing, we will become subject to the Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and their intermediaries from making or offering improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA generally also requires companies listed on a U.S. stock exchange to maintain a system of adequate internal accounting controls and to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets. Because of the predominance of government-sponsored health care systems around the world, many of our commercial relationships outside of the United States are with governmental entities, and personnel of such entities may be considered non-U.S. officials for purposes of the FCPA. Violations of the FCPA and other applicable anti-bribery laws are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We expect to adopt a written code of business conduct and other policies and procedures to assist us and our personnel in complying with the FCPA and other applicable anti-bribery laws prior to completion of the offering. However, our personnel and others acting on our behalf could take actions that violate these requirements, which could adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Our Intellectual Property

Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate for our product candidates or future product candidates

        Our commercial success and viability depends on our and our collaboration partners' ability to obtain and maintain patent protection in the United States, Europe and other countries with respect to our existing product candidates owned by us and to successfully defend these rights against third party challenges, as well as our ability to maintain adequate intellectual property protection for any future products. If we or our collaboration partners do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our product candidates and delay or render impossible our achievement of profitability.

        Our strategy and future prospects are based, in particular, on our patent portfolio. We and our collaboration partners or licensees will best be able to protect our product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, effectively protected trade secrets, or other regulatory exclusivities, cover them. Also, intellectual property rights have limitations and do not necessarily address all potential threats to our competitive advantage. Our ability to obtain patent protection for our product candidates is uncertain and the degree of future protection afforded by our intellectual property rights is uncertain due to a number of factors, including, but not limited to:

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  we or our collaboration partners may not have been the first to make the inventions covered by pending patent applications or issued patents;

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  we or our collaboration partners may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;

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  others may independently develop identical, similar or alternative products or compositions and uses thereof;

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  our or our collaboration partners' disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

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  any or all of our or our collaboration partners' pending patent applications may not result in issued patents;

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  we or our collaboration partners may not seek or obtain patent protection in countries that may eventually provide us with a significant business opportunity;

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  any patents issued to us or our collaboration partners may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

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  our or our collaboration partners' compositions and methods may not be patentable;

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  others may design around our or our collaboration partners' patent claims to produce competitive products or uses which fall outside of the scope of our patents;

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  others may identify prior art or other bases which could invalidate our or our collaboration partners' patents;

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  our competitors might conduct R&D activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain R&D activities, as well as in countries where we or our collaboration partners do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; or

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  we may not develop additional proprietary technologies that are patentable.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

        Even if our patents do successfully issue and even if such patents cover our product candidates and methods of use, third parties may initiate interference, re-examination, post-grant review, inter partes review, or derivation actions in the U.S. Patent and Trademark Office, or USPTO, may initiate third party oppositions in the European Patent Office, or EPO, or similar actions challenging the validity, enforceability or scope of such patents in other patent administrative proceedings worldwide, which may result in our patent claims being narrowed or invalidated. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. Further, if we initiate legal proceedings against a third party to enforce a patent covering our product candidate or technology, the defendant could counterclaim that the patent covering our product candidate or technology is invalid or unenforceable. In patent litigation in the United States, certain European and other countries worldwide, it is commonplace for defendants to make counterclaims alleging invalidity and unenforceability in the same proceeding, or to commence parallel defensive proceedings such as patent nullity actions to challenge validity and enforceability of asserted patent claims.

        In administrative and court actions, grounds for a patent validity challenge may include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness (lack of inventive step) and in some cases, lack of sufficiently teaching, or non-enablement of, the claimed invention. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the Examiner during prosecution in the USPTO, or made a misleading statement during prosecution in the USPTO, the EPO or elsewhere. Third parties may also raise similar claims before administrative bodies in the USPTO or the EPO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we or the patent examiner were unaware during prosecution. Further, we cannot be certain that all of the potentially relevant art relating to our patents and patent applications has been cited in every patent office. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

        Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims on a country-by-country basis, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent's claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

        Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the market price of the ADSs. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Claims that our product candidates or their uses infringe the intellectual property rights of third parties could result in costly litigation, and unfavorable outcomes could require us to pay damages or royalties and could limit our R&D activities or our ability to commercialize certain products.

        Even if we have or obtain patents covering our product candidates, compositions or uses, we may still be barred from making, using, importing or selling our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products and uses that are similar or identical to ours. There are many issued U.S., European and other worldwide patents relating to therapeutic drugs, and some of these relate to compounds we intend to commercialize. Numerous worldwide patents and pending patent applications owned by others exist in the metabolic disease, gastrointestinal disease and cardiovascular disease field in which we are developing product candidates. We cannot guarantee that our products, compositions and their uses do not or will not infringe third party patent or other intellectual property rights. Because patent applications can take 18 months to publish and many years to issue, there may be currently pending applications with patent claims unknown to us or which will change over time and may later result in issued patents that purportedly cover our product candidates or compositions and uses. These patent applications may have been filed earlier than or have priority over patent applications filed by us. We may be required to develop or obtain alternative technologies, review product design or, in the case of claims concerning registered trademarks, rename our product candidates.

        Claims that our or our collaboration partners' products, compositions or their uses infringe or interfere with the patent rights of third parties, or that we or our collaboration partners have misappropriated third party trade secrets, could result in costly litigation and could require substantial time and money to resolve, even if litigation were avoided. The basis of such litigation could be existing patents or patents that are granted in the future. If we or our collaboration partners were to face infringement claims or challenges by third parties, an adverse outcome could subject us or our collaboration partners to significant liabilities to such third parties. Litigation or threatened litigation could result in significant demands on the time and attention of our management team. A negative outcome could expose us or our collaboration partners to payment of costs, damages and other financial remedies, including in some jurisdictions, increased damages, such as treble damages and attorneys' fees, if found to have willfully infringed a patent. Litigation with third parties concerning alleged infringement of their intellectual property rights could require us and our collaboration partners to bear substantial costs and impose burdens on our and their management and personnel, even if we or our collaboration partners were to ultimately succeed in such proceedings. Costs of patent litigation and awards of damages in patent infringement cases can be significant, and equitable remedies such as temporary restraining orders and injunctions can negatively impact or prevent product development and commercialization. In light of these risks, settlements are often a preferred alternative, to avoid litigation uncertainties and costs, even when there are strong defenses to claims that are made. A negative outcome, potential or actual, could cause us or our collaboration partners to pursue contractual and other remedies against each other; in particular, our license agreements generally allow our collaboration partners to reduce amounts we are owed as royalties and/or milestones by amounts paid to third parties as a result of or in settlement of certain infringement claims, subject to contractual conditions and limitations. We or our collaboration partners could also face equitable remedies, such as being forced, including by court order, to cease developing, manufacturing, importing or commercializing an infringing product candidate or product in one or more jurisdictions. A negative outcome could also lead us or our collaboration partners to delay, curtail or cease the development and commercialization of some or all of our candidate drugs, or could cause us or our collaboration partners to seek legal or administrative actions against third parties. We or our collaboration partners may need to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms, or at all. Even if we or our collaboration partners are able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same rights licensed to us. In addition, even if we or our collaboration partners were ultimately to succeed in asserting one or more patent defenses in an infringement suit, or to settle at an early stage to avoid litigation uncertainties and costs despite having strong patent defenses, such litigation could burden us and our collaboration partners with substantial unanticipated costs and damages. A negative outcome could cause us or our collaboration partners to pursue contractual remedies against each other, including, for example, over settlement or license related payments or royalty reductions.

Biopharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

        The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compounds, compositions and related patent claims. The standards of the USPTO, the EPO and other international patent offices are evolving and could change in the future. Consequently, we cannot predict the issuance and scope of patents with certainty. Patents, if issued, may be challenged, invalidated or circumvented. European patents and patents in certain other jurisdictions are subject to third party opposition proceedings. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents or pending patent applications may be challenged in the courts or patent offices in the United States, Europe and elsewhere worldwide. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned and licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third party pre-issuance submission of prior art to the USPTO, EPO or to other patent offices around the world. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights may be uncertain. Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or may not effectively prevent others from commercializing competitive technologies and products. For example, such patent filings may be subject to a third party preissuance submission of prior art to the USPTO, the EPO or to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivations, proceedings, reexaminations, inter partes review or interference proceedings, in the United States or elsewhere, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. European patents or patents in other jurisdictions may be subject also to administrative opposition or comparable proceedings in corresponding worldwide patent offices, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be time consuming and costly. Also, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

        In addition, changes in or different interpretations of patent laws in the United States, Europe and other countries worldwide may diminish the value of our patents or narrow the scope of our patent protection, while patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, changes in or different interpretations of patent laws in the United States, Europe and other countries worldwide may permit others to use our or our collaboration partners' discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries may not protect intellectual property rights to the same extent as the laws of the United States or Europe, and those countries may lack adequate rules and procedures for defending our intellectual property rights, or vice versa.

        If we fail to obtain and maintain patent protection and trade secret protection for our product candidates, we could lose our competitive advantage and competition we face would increase, reducing any potential revenue and adversely affecting our ability to attain or maintain profitability.

If we are unable to protect the confidentiality of our trade secrets and know-how, our business and competitive position would be harmed.

        In addition to seeking patent protection for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaboration partners, consultants, advisors, university and/or institutional researchers and other third parties. We also have entered or seek to enter into confidentiality and invention or patent assignment agreements with our employees, advisors and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed.

Developments in patent law in the United States and other jurisdictions could have a negative impact on our business.

        As is the case with other biopharmaceutical companies, our success is heavily dependent on our intellectual property, particularly our patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain.

        From time to time, the Supreme Court, other federal courts, Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could have a negative impact on our business. In addition, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law on September 16, 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a "first-to-invent" system to a "first-to-file" system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions, became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act, or any subsequent U.S. legislation regarding patents, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our U.S. patent applications, our ability to obtain U.S. patents based on our discoveries and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

        Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents or applications due in several stages over the lifetime of patents or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Europe could be less extensive than those in the United States and in Europe, assuming that rights are obtained in the United States or in Europe. We may choose not to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forego patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States or in Europe. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

        In addition, the laws of some countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. Proceedings and legal actions to enforce our patent rights in the United States or in Europe and in foreign jurisdictions can be expensive, could result in substantial costs, and could divert management time and our efforts and attention from other aspects of our business. In addition, such proceedings or legal actions could put our patents at risk of being invalidated, found unenforceable or interpreted narrowly, could put our patent applications at risk of not being issued and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may or may not choose to pursue litigation or other actions against those that have infringed our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

        In addition, changes in the law and legal decisions by courts in the United States, Europe and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Patent terms and regulatory exclusivities may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

        Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we have patents.

        Depending upon the timing and duration of the U.S. regulatory review process and patent life considerations, certain of our U.S. patents may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments provide up to five years of patent term extension, or PTE, on a patent that covers an approved product or method of use as compensation for patent term lost during the FDA regulatory review process. Patent term restoration cannot extend the term of a patent beyond a total of 14 years from the product's approval date. Only one patent with a claim covering an approved drug or method is eligible for the extension, and the extension must be applied for prior to the patent expiration date (which due date may be extended by submission of one or more applications for interim extensions for periods of up to one year each and cannot be extended longer than the maximum period of patent term extension). The USPTO, in consultation with the FDA, reviews and approves a request for patent term extension or restoration and calculates the PTE period that will be awarded. PTE only extends patent coverage on the approved product or method of use.

        In certain Member States of the EU, patent term extensions may be obtained through a Supplementary Protection Certificate, or SPC, to recover some of the time lost between the patent application filing date and the date of first regulatory approval, up to a maximum term of five years. Up to five years of patent term extension are also available in Japan for patent term recovery related to the pharmaceutical regulatory review and approval process.

        Applicable authorities, including the FDA/USPTO in the United States, and comparable regulatory authorities and intellectual property offices in other EU countries and worldwide, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

Third parties may challenge the inventorship of our patent filings and other intellectual property, or may assert ownership or commercial rights to inventions we develop.

        Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaboration partners that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we or our licensees must negotiate certain commercial rights with collaboration partners with respect to joint inventions or inventions made by our collaboration partners that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from collaboration. If we or our licensees cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third party collaboration partner's materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaboration partner's samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business, financial position, results of operations and future growth prospects.

Third parties may assert that our employees or consultants or we have wrongfully used or disclosed confidential information or misappropriated trade secrets, or claim ownership of what we regard as our own intellectual property.

        We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, and no such claims against us are currently pending, we may be subject to claims that we or our employees, consultants or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

        Our registered or unregistered trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaboration partners or customers in our markets of interest. At times, competitors may adopt trademarks and trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Risks Related to Government Regulation

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenue.

        Sales of certain of our product candidates, if and when approved for marketing, will depend, in part, on the extent to which our products will be covered by third party payors, such as government health care programs like Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third party payors are increasingly reducing reimbursements for medical products, drugs and services. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining coverage and adequate reimbursement from one third party payor does not guarantee that we will obtain similar coverage or reimbursement from another third party payor. In addition, government and other authorities have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of generic products and/or biosimilars. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third party reimbursement for our product candidates or a decision by a third party payor not to cover our product candidates or provide only limited reimbursement for our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

        There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third party payors will decide with respect to the coverage and reimbursement for our product candidates.

        Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

        Moreover, increasing efforts by governmental and third party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products.

Our operations involve hazardous materials and we and third parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

        As a pharmaceutical company, we are subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with health and safety regulations is substantial. Our business activities involve the controlled use of hazardous materials. Our R&D activities involve the controlled storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and manufacturers and suppliers with whom we may contract are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers' facilities pending their use and disposal. We cannot eliminate the risk of accidental contamination or injury from these materials, which could cause an interruption of our commercialization efforts, R&D efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot guarantee that that the safety procedures utilized by third party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and European, U.S. federal and state or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage. In the event of an accident or environmental discharge, we may be held liable for any consequential damage and any resulting claims for damages, which may exceed our financial resources and may materially adversely affect our business, results of operations and prospects, and the value of our shares.

We are subject to healthcare laws and regulations, which may require substantial compliance efforts and could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

        Although we do not currently have any products approved for marketing in the United States, healthcare providers, such as physicians and others, will play a primary role in the recommendation and prescription of our products, if approved. Our arrangements with such persons and third party payors and our general business operations will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products, if we obtain marketing approval. Restrictions under applicable U.S. federal, state and non-U.S. healthcare laws and regulations include, but are not limited to, the following:

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  the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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  the federal Beneficiary Inducement Statute, which prohibits giving anything of value to a government insurance beneficiary that could influence the choice of provider or reimbursable covered product;

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  federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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  the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, or the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMMS, payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

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  analogous state or non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may be more stringent than HIPAA, thus complicating compliance efforts; and

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  rules/legislation covering more or less the same subject matter are found in numerous other countries, including in Denmark, which sometimes result in lower or higher exposures in those countries than in the United States.

        Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees and collaboration partners may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm our business.

        We are exposed to the risk of employee fraud or other misconduct and the fraud and misconduct of our collaboration partners. Misconduct by our employees or our collaboration partners could include intentional failures to:

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  comply with legal requirements or the requirements of the FDA, the EMA, the CMMS and other comparable regulatory authorities;

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  provide accurate information to applicable government authorities;

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  comply with fraud and abuse and other healthcare laws and regulations in the United States, or similar laws in Denmark and elsewhere;

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  comply with the FCPA and other applicable anti-bribery laws;

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  report financial information or data accurately; or

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  disclose unauthorized activities to us.

        In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, bribery and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee or collaboration partner misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We expect to adopt a code of conduct prior to completion of the offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Changes in Danish, U.S. or other foreign tax laws or compliance requirements, or the practical interpretation and administration thereof, could have a material adverse effect on our business, financial condition and results of operations.

        We are affected by various Danish, U.S. and foreign taxes, including direct and indirect taxes imposed on our global activities, such as corporate income, withholding, customs, excise/energy, value added, environmental and other taxes. Significant judgment is required in determining our provisions for taxes and there are many transactions and calculations where the ultimate tax determination is uncertain.

        Changes in Danish or foreign direct or indirect tax laws or compliance requirements, including the practical interpretation and administration thereof, including in respect to market practices, or otherwise, could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Risks Related to this Offering

You will not be directly holding our shares.

        As a holder of the ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Our depositary, the Bank of New York Mellon, will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have contractual ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. ADS holders may only exercise voting rights with respect to the shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that you may vote the shares underlying the ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder in our shares and authorizing the depositary to act as proxy. Voting instructions may be given only in respect of a number of ADSs representing an integral number of shares or other deposited securities. Our board of directors is committed to using reasonable efforts to work towards removing this restriction at the extraordinary general meeting to be convened to approve this offering in 2016. If this restriction is removed, the depositary would be able to vote the shares registered in its name that underlie the ADSs to more closely reflect the preferences of the ADS holders, thereby effectively permitting pass-through voting by ADS holders who indicate their preference to the depositary in accordance with and subject to the depositary's procedures. Even if you are able to instruct the depositary to vote the shares underlying your ADSs, we cannot guarantee you that the depositary will vote in accordance with your instructions. Please see the risk factor entitled "You may not be able to exercise your right to vote the shares underlying the ADSs."

There has been no prior market for the ADSs on a U.S. national securities exchange and an active and liquid market for our securities may fail to develop, which could harm the market price of the ADSs.

        Prior to this offering, while our shares have been traded on Nasdaq Copenhagen since November 2010, there has been no public market on a U.S. national securities exchange for the ADSs or our shares. Although we have applied to list the ADSs on The NASDAQ Global Select Market, or NASDAQ, an active trading market for the ADSs may never develop or be sustained following this offering. The offering price of the ADSs will be based on the market price for our shares on Nasdaq Copenhagen at the time of this offering. This offering price may not be indicative of the market price of the ADSs or shares after this offering. In the absence of an active trading market for the ADSs or shares, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell.

The trading price of our equity securities may be volatile due to factors beyond our control, and purchasers of the ADSs could incur substantial losses.

        The market prices of the ADSs and shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs or shares at or above the price originally paid for the security. The market price for the ADSs and shares may be influenced by many factors, including, but not limited to:

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  actual or anticipated fluctuations in our financial condition and operating results;

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  the release of new data from the clinical trials of our product candidates;

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  actual or anticipated changes in our growth rate relative to our competitors;

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  competition from existing products or new products that may emerge;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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  failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

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  issuance of new or updated research or reports by securities analysts;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  currency fluctuations;

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  share price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs;

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  additions or departures of key management or scientific personnel;

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  disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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  changes to coverage policies or reimbursement levels by commercial third party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

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  announcement or expectation of additional debt or equity financing efforts;

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  issuances or sales of our shares or ADSs by us, our insiders or our other shareholders; and

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  general economic and market conditions.

        These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares or ADSs and may otherwise negatively affect the liquidity of the trading market for ADSs.

We have broad discretion over the use of the net proceeds from this offering and may use them in ways with which you do not agree and in ways that may not enhance our operating results or the price of our ADSs.

        Our board of directors and management will have broad discretion over the application of the net proceeds that we receive from this offering. We may spend or invest these proceeds in ways with which our shareholders and holders of ADSs disagree or that do not yield a favorable return, if at all. We intend to use the net proceeds from this offering, together with our existing cash resources (other than the restricted cash held as collateral for our non-dilutive, limited-recourse bond, or the ZP SPV Notes) as described in "Use of Proceeds." However, our use of these proceeds may differ substantially from our current plans. Failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and their trading volume could decline.

        The trading market for the ADSs and shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or only limited securities or industry analysts cover our company, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes inaccurate or unfavorable research about our business, the price of ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for ADSs could decrease, which could cause the price of the ADSs or their trading volume to decline.

We intend to retain all available funds and any future earnings and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

        We have never declared or paid any cash dividends on our shares, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors have purchased them. Investors seeking cash dividends should not purchase the ADSs or shares.

        In addition, exchange rate fluctuations may affect the amount of Danish kroner that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Danish kroner, if any. Additionally, dividends will generally be subject to Danish withholding tax. See the section of this prospectus titled "Certain Material Danish Income Tax Consequences" for a more detailed description of Danish taxes on dividends. These factors could harm the value of the ADSs.

        ADS investors may also not realize all of the benefits of being a shareholder in our company. For instance, the votes of ADS holders will not be represented directly on our books, but only through a vote by the depositary of the underlying shares, which vote will reflect the ADS majority's election on the vote of all such shares. Separately, we may elect to offer subscription rights to our shareholders without offering such rights to ADS holders.

Investors in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of the ADSs is substantially higher than the pro forma net tangible book value per ADS before giving effect to this offering. Accordingly, if you invest in the ADSs in this offering, you will incur immediate substantial dilution of approximately DKK        per ADS ($        ) (based on the net tangible book value per share underlying the ADSs), based on an assumed initial public offering price of $            per ADS (DKK        ), and our pro forma net tangible book value as of March 31, 2016. In addition, following this offering, investors in this offering will have contributed approximately    % of the total gross consideration paid by shareholders to purchase our outstanding shares and ADSs, but will only own ADSs representing approximately    % of our shares and ADSs outstanding after this offering. Furthermore, if the underwriters exercise their option to purchase additional ADSs, if board authorizations to issue additional shares, or ADSs or outstanding warrants or convertible securities are issued and subsequently exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

Investors should be aware that the rights provided to our shareholders and holders of ADSs under Danish corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

        Under Danish corporate law, except in certain limited circumstances, which require at a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder's shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a member of our board of directors or our executive management from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a member of our board of directors or our executive management, provided that the circumstances of the act or omission giving rise to the claim of liability were not known to the shareholders at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting has opposed such shareholder resolution. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member's duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals can be subject to non-refundable withholding tax, and not all receiving countries allow for deduction. See "Certain Material Danish Income Tax Consequences" for a more detailed description of the withholding tax. Also, the rights as a creditor may not be as strong under Danish insolvency law as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax losses requires that we are able to generate positive taxable income and the use of tax losses carried forward to offset against future income is subject to certain restrictions and can be restricted further by future amendments to Danish tax law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. For additional information on these and other aspects of Danish corporate law and our articles of association, see the section herein entitled "Description of Share Capital." As a result of these differences between Danish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an equity holder of our company than you would as a shareholder of a U.S. company.

You may not be able to exercise your right to vote the shares underlying your ADSs.

        ADS holders may only exercise voting rights with respect to the shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. However, you may not know about the meeting far enough in advance to withdraw those shares, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying shares. You also may not know about the meeting far enough in advance to request a temporary registration.

        Absent said withdrawal or, to the extent permitted by applicable law and as permitted by the depositary, temporary registration and proxy, Danish law prevents the depositary from differentiated voting at our general meetings unless our articles of association specifically allow for this, which is currently not the case, meaning that all votes on the shares held by the depositary, including those underlying the ADSs issued in this offering, would need to be cast either in favor or against any proposal at our general meetings, if such shares were voted at all. The depositary will try, as far as practical, to vote the shares underlying the ADSs as instructed by the ADS holders. However, each registered holder of our ordinary shares, including the depositary, is only permitted to vote its shares in an entirety for or against any particular shareholder vote, under the Company's charter. Our board of directors is committed to working towards removing this restriction at the extraordinary general meeting to be convened to approve this offering in 2016. If this restriction is removed, the depositary would be able to vote the shares registered in its name that underlie the ADSs to more closely reflect the preferences of the ADS holders, thereby effectively permitting pass-through voting by ADS holders who indicate their preference to the depositary in accordance with and subject to the depositary's procedures.

        In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares or to withdraw your shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the shares underlying your ADSs. Voting instructions may be given only in respect of a number of ADSs representing an integral number of shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote that you may have with respect to the underlying shares, and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested. In addition, the depositary is only required to notify you of any particular vote if it receives notice from us at least 30 days in advance of the scheduled meeting. Our articles of association permits, in the case of general meetings, and requires, in the case of extraordinary meetings, notice to be delivered within a shorter time span, in which case the depositary would not be required to provide you with notice of and access to such vote.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying shares.

        Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of shares is blocked to permit voting at a shareholders' meeting or we are paying a dividend on our shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. See "Description of American Depositary Shares."

Future sales, or the perception of future sales, of a substantial number of our shares or ADSs could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders and ADS holders.

        Future sales of a substantial number of our shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. Following the completion of this offering, based on the number of shares outstanding as of March 31, 2016, we will have            shares outstanding

(assuming no exercise of the underwriters' over-allotment option). This includes the shares underlying the ADSs offered in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. A significant portion of the shares we have outstanding will be subject to the lock-up agreements described in the "Underwriting" section of this prospectus. If, after the period during which such lock-up agreements restrict sales of the ADSs and shares, these shareholders sell substantial amounts of shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If we issue shares in future financings, shareholders may experience immediate dilution and, as a result, our share price may decline.

        We may from time to time issue additional shares at a discount from the trading price of our shares. As a result, our shareholders would experience immediate dilution upon the issuance of any of our shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preference shares or shares. If we issue shares or securities convertible into shares of our share capital, our ordinary shareholders would experience additional dilution and, as a result, our share price may decline.

Claims of U.S. civil liabilities may not be enforceable against us.

        We are incorporated under the laws of Denmark. Substantially all of our assets are located outside the United States. The majority of our board members and employees reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. securities laws.

        The United States and Denmark currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a U.S. court, whether or not predicated solely upon U.S. securities laws, would not be enforceable in Denmark.

        In order to obtain a judgment that is enforceable in Denmark, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim again with a court of competent jurisdiction in Denmark. The Danish court will not be bound by the judgment by the U.S. court, but the judgment may be submitted as evidence. It is up to the Danish court to assess the judgment by the U.S. court and decide if and to what extent the judgment should be followed. Danish courts are likely to deny claims for punitive damages and may grant a reduced amount of damages compared to U.S. courts.

        Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors or our executive management, or certain experts named herein who are residents of Denmark or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

As a foreign private issuer and as permitted by the listing requirements of The NASDAQ Global Select Market, or NASDAQ, we will rely on certain home country corporate governance practices rather than the corporate governance requirements of NASDAQ.

        We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of The NASDAQ Global Select Market, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of NASDAQ. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and quarterly reports on our website pursuant to the rules of Nasdaq Copenhagen and expect to file such financial reports on an annual and quarterly basis with the SEC, we will not be required to file such reports with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

        In addition, the Listing Rules for the Nasdaq Stock Market, or the Nasdaq Listing Rules, for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. While we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the Nasdaq Listing Rules, or they may decide that it is in our interest not to have a compensation committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with the Nasdaq Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders. Danish law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in Denmark, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). In addition, our shareholders have authorized our board of directors to issue securities, including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price, and issuance of convertible notes. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see "Description of Share Capital." Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq Listing Rule requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2016. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of March 31, 2016, an immaterial amount of our assets were located in the United States, although this may change if we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Under the U.S. Internal Revenue Code of 1986, as amended, or Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets, including cash, consists of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Based on certain estimates of our gross income and gross assets, the latter determined by reference to the value of the ADSs and shares, we believe that we will not be classified as a PFIC for the taxable year ending December 31, 2016. However, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds ADSs, a U.S. Holder may be subject to adverse tax consequences if a mark-to-market election or a qualified electing fund, or QEF, election has not been made with respect to its ADSs, a U.S. Holder may incur significant additional U.S. federal income taxes on income resulting from certain distributions on, or any gain from the disposition of, such ADSs, as such income generally would be allocated over the U.S. Holder's holding period for its ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC would be subject to tax as ordinary income earned in the current year, and all other amounts would be subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income. Furthermore, if we are a PFIC for any taxable year during which the U.S. Holder holds ADSs, dividends paid by us would not be eligible for preferential individual rates of U.S. federal income tax. In addition, U.S. Holders that own an interest in a PFIC are required to comply with certain reporting requirements.

        A U.S. Holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are "marketable stock" for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, in the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income (taxable at ordinary income rates) an amount reflecting any year end increase in the value of its ADSs. For further discussion of the U.S. federal income tax consequences if we were to be classified as a PFIC, see "Certain Material U.S. Federal Income Tax Considerations."

As a result of becoming a public company, we will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

        As a U.S. public company listed on NASDAQ, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the NASDAQ listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company" and/or a foreign private issuer. The Exchange Act would require that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results of operations. We currently make annual, semiannual and quarterly reporting with respect to our listing on Nasdaq Copenhagen. Following the global offering, we intend to submit, on a quarterly basis, interim financial data to the Securities and Exchange Commission, or SEC, under cover of the SEC's Form 6-K.

        Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, our management will be required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2017. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an "emerging growth company", which may be up to five fiscal years following the date of this offering.

        The cost of complying with Section 404 will significantly increase and management's attention may be diverted from other business concerns, which could adversely affect our results of operations. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase expenses. If we fail to comply with the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and NASDAQ. Furthermore, if we are unable to attest to the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, and the market price of our shares and ADSs could decline. Failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management's time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial position, results of operations and future growth prospects may be adversely affected.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

        In connection with our financial statement preparation process for the years ended December 31, 2015 and 2014, we have identified material weaknesses in the design and operating effectiveness of our internal controls over financial reporting, including lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. Under the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by us relate to our existing processes to assess risk and to design and implement effective control activities over financial reporting. In particular, we do not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all of our key controls. Where control descriptions do exist, they do not necessarily include all relevant information to enable the operating effectiveness of such controls. It is not clear whether adequate controls are performed in all areas. Where control activities are dependent on certain information, which is referred to as our Information Used in a Control, or IUC, we currently do not perform or document controls to assess the completeness and accuracy of such information. We do not currently monitor control activities and identified control deficiencies; thus, we are unable to evaluate whether other deficiencies, individually or in combination, result in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Further, restatements resulting from the correction of certain misstatements in our annual and interim financial statements included in this prospectus have been identified. These restatements occurred due to the lack of sufficient overall review of the financial statements and lack of oversight of the application and implementation of accounting policies and accounting standards by the Company.

        We have initiated steps to remediate the material weaknesses and plan to engage an employee and outside consultants to further develop and implement formal policies, processes, internal controls and documentation relating to our financial reporting. Although we will be working to remediate the material weaknesses described above, we cannot at this time estimate how long it will take to do so and our initiatives may not prove to be successful in addressing such material weaknesses at or prior to the date on which we are required to have such processes and procedures in place in order to comply with applicable internal control requirements.

        We may also discover future deficiencies or material weaknesses in our internal controls over financial reporting, including those identified through testing conducted by us pursuant to Section 404(a) of the Sarbanes-Oxley Act or subsequent testing by our independent registered public accounting firm when required pursuant to the Sarbanes-Oxley Act. Such deficiencies may be deemed to be significant deficiencies or material weaknesses and may require changes to our consolidated financial statements or identify other areas for further attention or improvement. Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address any outstanding material weaknesses, continued disclosure of such significant deficiencies and material weaknesses may be required in future filings with the SEC, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

Holders of the ADSs will not be able to exercise the pre-emptive subscription rights related to the shares that they represent, and may suffer dilution of their equity holding in the event of future issuances of our shares.

        Under the Danish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration only and not in the event of issuance of shares against non-cash contribution or debt conversion. Shareholders' pre-emptive subscription rights, in the event of issuances of shares against cash payment, may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders' pre-emptive subscription rights. Such shares may be issued at or above market value or below market value in the case of rights issues or pursuant to a resolution of the shareholders. The absence of pre-emptive rights for existing equity holders may cause dilution to such holders.

        Furthermore, the ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such pre-emptive subscription rights related to the shares that they represent. Rather, the depositary is required to endeavor to sell any such subscription rights that may accrue to the shares underlying the ADSs and to remit the net proceeds therefrom to the ADS holders pro rata. In addition, if the depositary is unable to sell rights, the depositary will allow the rights to lapse, in which case you will receive no value for these rights. Further, if we offer holders of our shares the option to receive dividends in either cash or shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.

We are a Danish company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

        We are, and will upon the consummation of this offering be, a Danish company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in Denmark. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Danish law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See "Description of Share Capital—Articles of Association and Danish Corporate Law."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "seek," "should," "target," "will," "would," and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

        These forward-looking statements include, but are not limited to, statements about:

  •
  our expectations regarding potential FDA approval for lixisenatide and iGlarLixi and EMA approval for iGlarLixi and the timing of such approvals, if granted;

  •
  the timing of data for the Phase 2 trials of ZP4207 and ZP1848 as well as data for our other clinical trials;

  •
  our receipt of future milestone payments from our collaboration partners, and the expected timing of such payments;

  •
  our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

  •
  our expectations regarding the potential advantages of our product candidates over existing therapies;

  •
  our potential to enter into new collaborations;

  •
  our expectations with regard to our ability to develop additional product candidates using peptides and file Investigational New Drug Applications, or INDs, for such product candidates;

  •
  our expectations with regard to the willingness and ability of our current and future collaboration partners to pursue the development of our product candidates;

  •
  our development plans with respect to our product candidates;

  •
  our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

  •
  the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

  •
  the timing or likelihood of regulatory filings and approvals for our product candidates;

  •
  the commercialization and market acceptance of our product candidates;

  •
  our marketing and manufacturing capabilities;

  •
  the pricing of and reimbursement for our approved product candidates;

  •
  the implementation of our business model and strategic plans for our business, product candidates and technology;

  •
  our and our collaboration partners' ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;

  •
  the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

  •
  our analysis of our actual or potential patent infringement claims and the rights of our collaboration partners with respect to such claims;

  •
  estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

  •
  regulatory development in the United States, Europe and other jurisdictions;

  •
  our exposure to additional scrutiny as a U.S. public company;

  •
  our ability to effectively manage our anticipated growth;

  •
  our ability to attract and retain qualified employees and key personnel;

  •
  our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act;

  •
  our use of proceeds from this offering;

  •
  our financial performance; and

  •
  developments and projections relating to our competitors and our industry, including competing therapies.

        These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC, after the date of this prospectus. See "Where You Can Find More Information."

 MARKET, INDUSTRY AND OTHER DATA

        This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product and product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

        In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward-Looking Statements."

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of                    ADSs in this offering will be approximately $             (DKK         ), after deducting the underwriting commission and estimated offering expenses payable by us, based on an assumed initial public offering price of $            per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on                        , 2016 of DKK                 , at the U.S. dollar/DKK exchange rate of                as of                 , 2016 and an ADS-to-share ratio of            . If the underwriters exercise their option to purchase additional ADSs in full, we estimate that the net proceeds to us from this offering will be approximately $            , after deducting the underwriting commission and estimated offering expenses payable by us. Each $            increase (decrease) in the assumed initial public offering price of $            per ADS would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting commission and estimated offering expenses payable by us, by $            , assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of                in the number of ADSs we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting commission and estimated offering expenses payable by us, by $            , assuming the assumed initial public offering price stays the same.

        We intend to use the net proceeds from this offering, together with our existing cash resources (other than by the restricted cash held as collateral for the ZP SPV Notes (see "Business—Material Contracts—ZP SPV Notes (Royalty Bond)")) for the following purposes:

  •
  approximately $            to advance our proprietary pipeline of product candidates through clinical development and registration, including ZP1848 for SBS and ZP4207 as a single-dose rescue treatment for acute, severe hypoglycemia or "insulin shock" and as a multiple-dose version for use in a dual-hormone artificial pancreas system;

  •
  approximately $            to advance in-house, as well as in-licensed, research projects into preclinical and clinical development;

  •
  approximately $            to start to build commercial and supply chain competencies; and

  •
  the remainder to fund working capital and for general corporate purposes which may include funding for new research and development activities, the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

        Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular of the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary based on numerous factors, including our ability to obtain additional financing, the relative success and cost of our research, preclinical and clinical development programs, and whether we enter into collaborations with third parties in the future. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. See "Risk Factors—We have broad discretion over the use of the net proceeds from this offering and may use them in ways with which you do not agree and in ways that may not enhance our operating results or the price of our ADSs."

        Pending our application of the net proceeds from this offering as described above, we plan to invest such proceeds in short- and intermediate-term interest-bearing obligations and certificates of deposit.

 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our shares and we do not anticipate paying any cash dividends on our shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to our dividend policy and the declaration of any dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

        To understand how any future determination by us regarding the payment of dividends would affect you as a holder of ADSs, please see the section of this prospectus entitled "Description of American Depositary Shares—Dividends and Other Distributions."

Legal and Regulatory Requirements

        In accordance with the Danish Companies Act, or DCA, dividends, if any, are declared with respect to a financial year at the annual general meeting of shareholders in the following year, where the statutory annual report (which includes the audited financial statements) for that financial year is approved. Further, our shareholders may resolve at a general meeting to distribute interim dividends and our board of directors may, pursuant to an authorization that will be granted to it by our shareholders prior to completion of this offering, resolve to distribute interim dividends. Any resolution to distribute interim dividends within six months of the date of the statement of financial position as set out in our latest adopted annual report must be accompanied by the statement of financial position from our latest annual report or an interim statement of financial position which must be reviewed by our auditor. If the decision to distribute interim dividends is passed more than six months after the date of the statement of financial position as set out in our latest adopted annual report, an interim statement of financial position must be prepared and reviewed by our auditor. The statement of financial position or the interim statement of financial position, as applicable, must show that sufficient funds are available for distribution. Dividends may not exceed the amount recommended by the board of directors for approval by the general meeting of shareholders. Moreover, dividends and interim dividends may only be made out of distributable reserves and may not exceed what is considered sound and adequate with regard to our financial condition or be to the detriment of our creditors and such other factors as the board of directors may deem relevant.

        In accordance with the DCA, share buybacks, if any, may only be carried out by the board of directors using funds that could have been distributed as dividends at the latest annual general meeting of shareholders. Any share buyback must be conducted in accordance with an authorization obtained at a general meeting of our shareholders. The authorization must be granted for a defined period of time not exceeding five years. In addition, the authorization must specify the maximum permitted value of treasury shares as well as the minimum and maximum amount that we may pay as consideration for such shares. A decision by our board of directors to engage in share buybacks, if any, will be made in accordance with the factors applicable to dividend payments set forth above.

        At our annual general meeting of shareholders held on April 19, 2016, our board of directors were authorized, until our next annual general meeting, to purchase up to 10% of our shares at a price that deviates no more than 10% from the quoted price by Nasdaq Copenhagen. Prior to our board of directors' approval of the offer price and the issuance of ADSs being offered by this prospectus, it is expected that this authorization to our board of directors will be expanded to also cover the acquisition of ADSs, which can then be surrendered to The Bank of New York Mellon, as our depositary, enabling us to take delivery of the underlying shares represented by such ADSs and subsequently cancel the shares.

        See "Certain Material Danish Income Tax Considerations" for a description of Danish withholding taxes and certain other Danish considerations relevant to the purchase or holding of shares and ADSs and "Certain Material U.S. Federal Income Tax Considerations" for a description of U.S. federal income tax considerations relevant to the purchase or holding of shares and ADSs.

CAPITALIZATION

        The following table sets forth our capitalization and cash and cash equivalents as of March 31, 2016 on an actual basis; and on a pro forma basis to give effect to the issuance of            ADSs, representing            shares, in this offering at an assumed initial public offering price of $            per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on            , 2016 of DKK             , at the U.S. dollar/DKK exchange rate of            as of             , 2016 and an ADS-to-share ratio of            , after deducting the underwriting commission and estimated offering expenses payable by us (excluding the potential exercise by the underwriters of their over-allotment option).

        Actual data as of March 31, 2016 in the table below is derived from our unaudited condensed consolidated interim financial statements. The pro forma data included in the table below is unaudited. You should read this information together with our consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the headings "Selected Consolidated Financial Data," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2016
(in millions)	Actual(1)		Pro forma(3)
	$(2)	DKK	$(2)	DKK
Cash and cash equivalents	55.1	360.8
Restricted cash	16.9	110.7

Total Cash, Cash Equivalents and Restricted Cash	72.0	471.5

Royalty bond	46.1	301.9

Total Debt	46.1	301.9
Share capital	3.7	24.4
Retained earnings	23.5	153.9

Total Equity	27.2	178.3

Total Capitalization	73.4	480.2

(1)
The three months ended March 31, 2016 has been restated for the correction of misstatements. See Note 1 to our unaudited condensed consolidated interim statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

(3)
A $            increase (decrease) in the assumed initial public offering price of $            per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on                        , 2016 of DKK                        , at the U.S. dollar/DKK exchange rate of                        as of                        , 2016 and an ADS-to-share ratio of            , would increase (decrease) the amount of cash and cash equivalents and share equity as of March 31, 2016 after this offering by approximately DKK                                     ($            ), the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of                        in the number of ADSs we are offering would increase (decrease) the amount of cash and cash equivalents and share equity as of March 31, 2016 after this offering by approximately DKK                        ($            ), assuming the assumed initial public offering price per ADS remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

 DILUTION

        If you invest in the ADSs in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS. As of March 31, 2016, we had a historical net tangible book value per ADS of $            , or DKK            per share ($            ). Our net tangible book value per share represents total consolidated tangible assets less total consolidated liabilities, all divided by the number of shares outstanding as of March 31, 2016.

        After giving effect to the sale of ADSs in this offering at an assumed initial public offering price of $            per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on            , 2016 of DKK            , at the U.S. dollar/DKK exchange rate of            as of            , 2016 and an ADS-to-share ratio of             , and after deducting the underwriting commission and estimated offering expenses, our pro forma net tangible book value at March 31, 2016 would have been $            per share, or $            per ADS. This represents an immediate increase in pro forma net tangible book value of $            per share to existing shareholders and an immediate dilution of $            per ADS to new investors. The following table illustrates this dilution per ADS:

Assumed initial public offering price per ADS	$
Historical net tangible book value per ADS as of March 31, 2016(1)
Increase in pro forma net tangible book value per ADS attributable to new investors

Pro forma net tangible book value per ADS after this offering

Dilution per ADS to new investors participating in this offering	$

(1)
Based on the historic net tangible book value per share as of such date.

        A $            increase (decrease) in the assumed initial public offering price of $            per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on            , 2016 of DKK             , at the U.S. dollar/DKK exchange rate of            as of            , 2016 and an ADS-to-share ratio of            , would increase (decrease) our pro forma net tangible book value as of March 31, 2016 after this offering by approximately DKK            per share ($            ), or $             per ADS, and would increase (decrease) dilution to investors in this offering by $            per ADS assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of            in the number of ADSs we are offering would increase (decrease) our pro forma net tangible book value as of March 31, 2016 after this offering by approximately DKK            per share ($            ), or approximately $            per ADS, and would decrease (increase) dilution to investors in this offering by approximately $            per ADS, assuming the assumed initial public offering price per ADS remains the same, after deducting the underwriting commission and estimated offering expenses payable by us. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. If the underwriters fully exercise their option to purchase additional ADSs, pro forma net tangible book value after this offering would increase to approximately $            per ADS, and there would be an immediate dilution of approximately $            per ADS to new investors.

        We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

        The following table shows, as of March 31, 2016, on a pro forma basis, the number of ADSs purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing ADSs in this offering at an assumed initial public offering price of $            per ADS, the U.S. dollar equivalent of the closing price of our shares on Nasdaq Copenhagen on            , 2016 of DKK            , at the U.S. dollar/DKK exchange rate of            as of            , 2016 and an ADS-to-share ratio of            , before deducting the underwriting commission and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

	Shares or ADSs(1) Purchased			Total Consideration
							Average Price Per Share	Average Price Per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$	$
New Investors			%	$		%	$	$
Total			%	$		%	$	$

(1)
Each ADS represents            of a share.

        The number of shares and ADSs outstanding after this offering is based on the number of shares outstanding as of March 31, 2016, and excludes up to 1,460,491 shares that may be issued upon the exercise of outstanding warrants, and assumes no exercise of the underwriters' option to purchase up to            additional ADSs.

 EXCHANGE RATE INFORMATION

        Our business is primarily conducted in Denmark, and we prepare our consolidated financial statements in Danish kroner. For your convenience, we have presented select financial information in U.S. dollars in the sections in this prospectus entitled "Summary Consolidated Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations" and in certain other sections of this prospectus. For the convenience of the reader, this prospectus also includes other translations from DKK to U.S. dollars and U.S. dollars to DKK. Unless otherwise indicated, translations from DKK to U.S. dollars and from U.S. dollars to DKK in this prospectus were made at the rate of DKK 6.5448 per 1.00 U.S. dollar, the official exchange rate quoted as of March 31, 2016 by Danmarks Nationalbank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of DKK at the dates indicated. The following table presents information on the exchange rates between the DKK and the U.S. dollar for the periods indicated, as published by Danmarks Nationalbank. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements and other financial data included in this prospectus.

	Period-end	Average for Period	Low	High
	(DKK per U.S. dollar)
Year Ended December 31,
2014	6.1214	5.6190	5.3492	6.1214
2015	6.8300	6.7269	6.1807	7.0806
Quarter Ended March 31,
2015	6.9427	6.6234	6.1807	7.0559
2016	6.5448	6.7735	6.5448	6.9450
Month Ended:
December 31, 2015	6.8300	6.8627	6.7893	7.0379
January 31, 2016	6.8341	6.8713	6.8341	6.9450
February 29, 2016	6.8518	6.7284	6.5778	6.8564
March 31, 2016	6.5448	6.7214	6.5448	6.8699
April 29, 2016	6.5281	6.5617	6.5430	6.6135
May 31, 2016	6.6681	6.5798	6.4331	6.6765

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables present selected consolidated financial data of our business. We derived the selected consolidated income statement data for the years ended December 31, 2015 and 2014 and the selected consolidated statement of financial position data as of December 31, 2015 and 2014 from our audited consolidated financial statements, which have been restated as discussed in Note 1 of such consolidated financial statements, included elsewhere in this prospectus. We derived the selected consolidated income statement data for the three months ended March 31, 2016 and 2015 and the selected consolidated statement of financial position data as of March 31, 2016 from our unaudited condensed consolidated interim financial statements, which have been restated as discussed in Note 1 of such unaudited condensed consolidated interim financial statements, included elsewhere in this prospectus. We maintain our books and records in DKK, and prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. We prepared our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standards IAS 34, "International Financial Reporting," as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

Consolidated Income Statements Data

	Year Ended December 31,			Three Months Ended March 31,
(in millions, except for share data)	2015		2014	2016(1)		2015(1)
	$(2)	DKK	DKK	$(2)	DKK	DKK
Revenue	28.7	187.7	153.8	1.0	6.7	6.0
Royalty expenses	(3.4)	(22.3)	(13.8)	(0.1)	(0.9)	(0.8)
Research and development expenses	(32.8)	(214.9)	(180.0)	(9.7)	(63.2)	(51.8)
Administrative expenses	(6.8)	(44.6)	(39.8)	(1.2)	(8.0)	(7.5)
Other operating income	2.0	12.8	6.3	0.1	0.9	4.3

Operating loss	(12.4)	(81.3)	(73.5)	(9.9)	(64.5)	(49.8)
Financial income	0.6	3.9	3.0	0.1	0.8	3.6
Financial expenses	(6.5)	(42.4)	(2.0)	(2.3)	(15.2)	(8.1)

Loss before tax	(18.3)	(119.8)	(72.5)	(12.1)	(78.9)	(54.3)
Income tax benefit	0.9	5.9	7.5	0.2	1.1	1.1

Net loss for the period	(17.4)	(114.0)	(65.0)	(11.9)	(77.8)	(53.2)

Loss per share
Basic loss per share	(0.76)	(4.94)	(2.87)	(0.50)	(3.27)	(2.35)
Diluted loss per share	(0.76)	(4.94)	(2.87)	(0.50)	(3.27)	(2.35)

(1)
The three months ended March 31, 2016 and 2015 have been restated for the correction of certain misstatements. See Note 1 to our unaudited condensed consolidated interim financial statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

 Consolidated Statement of Financial Position Data

	As of December 31,
				As of March 31, 2016(1)
	2015(1)		2014(1)
(in millions)	$(2)	DKK	DKK	$(2)	DKK
Cash and cash equivalents	64.0	418.8	516.8	55.1	360.8
Restricted cash	3.3	21.4	21.4	16.9	110.7
Total Assets	97.2	636.2	596.8	81.7	534.6
Retained earnings	34.8	227.9	229.6	23.5	153.9
Total Equity	38.6	252.2	252.8	27.2	178.3
Non-current liabilities	47.9	313.0	267.2	46.1	301.9
Current liabilities	10.9	71.0	76.8	8.3	54.4
Total Equity and Liabilities	97.2	636.2	596.8	81.7	534.6

(1)
The years ended December 31, 2015 and 2014 and the three months ended March 31, 2016 have been restated for the correction of certain misstatements. See Note 1 to our consolidated financial statements and unaudited condensed consolidated interim financial statements, respectively.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with IFRS, as issued by the IASB, which might differ in material respects from accounting principles generally accepted in other jurisdictions, including accounting principles generally accepted in the United States. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. All currency translations are provided solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

Overview

        We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Our portfolio consists of several out-licensed products, including lixisenatide, a marketed treatment for type 2 diabetes, which has been approved for marketing by the EMA and various other jurisdictions, and is under review by the FDA. Lixisenatide has also been developed in a fixed-ratio combination with Lantus, the brand name of insulin glargine developed by Sanofi, also for the treatment of type 2 diabetes. iGlarLixi, the fixed-ratio combination of lixisenatide and Lantus, is under regulatory review in the United States and Europe. We expect lixisenatide and iGlarLixi to provide the basis for near-term revenue growth, assuming a positive regulatory outcome in the United States. We also have a pipeline of proprietary product candidates that target specialty disease areas with significant unmet medical needs. In-house inventions are the basis of our portfolio, demonstrating our ability to discover and develop innovative peptide-based product candidates with favorable therapeutic profiles.

        We currently focus on diseases where we believe the present standard of care is inadequate and where we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration. Our R&D organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development.

        We are a company of approximately 110 full-time (or full-time equivalent) employees based entirely in Denmark. We are comprised of a Danish incorporated parent company, Zealand Pharma A/S, and four wholly owned subsidiaries, including a Danish limited partnership subsidiary incorporated in Denmark, ZP SPV 1 K/S.

        We currently derive revenue primarily from royalty income based on sales by Sanofi of Lyxumia, which we expect to increase in the future following FDA approval of lixisenatide (if and when granted), FDA and EMA approval of iGlarLixi, a combination therapy using lixisenatide (if and when granted), and the subsequent commercialization of lixisenatide in the United States and iGlarLixi generally. Our future revenue will be further dependent on the potential marketing and sale of our product candidates and milestone and other payments from our license partners triggered by development and regulatory events. However, the successful development of our product candidates is highly uncertain. We believe that significant investment in product development is necessary to be competitive and we plan to continue these investments in order to be in a position to realize the potential of our product candidates. We cannot reasonably estimate or know the nature, timing and projected costs of the efforts that will be necessary to develop or commercialize our product candidates, or the period, if any, in which material net cash flows may commence from any of our product candidates in development. This uncertainty is due to the risks and uncertainties associated with developing drugs, including the uncertainties related to:

  •
  the scope, rate of progress and expense of our clinical trials and other R&D activities;

  •
  our ability to obtain adequate supplies for our product candidates required for later stage clinical trials, including from third party manufacturers;

  •
  our ability to obtain and retain collaboration partners for our product candidates;

  •
  the potential benefits of our product candidates over other products;

  •
  our ability to market, commercialize and achieve market acceptance of any of our proprietary product candidates or product candidates we may develop in the future;

  •
  future clinical trial results;

  •
  the terms and timing of regulatory approvals; and

  •
  the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

        A change in the outcome of any of these variables with respect to the development of a product candidate could result in a significant change in the costs and timing associated with the development of that product candidate.

        We expect our administrative and R&D expenses to increase in the future as we continue to develop our product candidates, which we expect will result in a higher level of activity, and continue to build and strengthen our team. The magnitude of any increase in our R&D spending will depend on factors such as the results of our ongoing preclinical studies and clinical trials, the size, structure and duration of any follow-on clinical programs that we may initiate, and the cost associated with producing our product candidates on a large-scale basis for later-stage clinical trials. Furthermore, if the FDA, the EMA or other comparable regulatory authorities were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of the clinical development of our product candidates, or if we experience significant delays in the enrollment of patients in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

        Our total annual R&D spending was DKK 214.9 million ($32.8 million) in 2015 and DKK 180.0 million in 2014. During 2014 and 2015, with respect to our proprietary pipeline, we conducted one Phase 2 clinical trial relating to Danegaptide (a former product candidate we are no longer advancing) and two Phase 1 clinical trials relating to ZP4207. We expect to incur increasing costs for clinical trials as our proprietary product candidates advance in clinical development. We expect to continue to invest in our pipeline as well as in earlier development stage research projects.

Financial Operations Overview

        In 2015, we generated revenue of DKK 187.7 million ($28.7 million) and recognized operating losses of DKK 81.3 million ($12.4 million) and net losses of DKK 114.0 million ($17.4 million), as compared to revenue of DKK 153.8 million, operating losses of DKK 73.5 million and net losses of DKK 65.0 million in 2014. In the first three months of 2016, we generated DKK 6.7 million ($1.0 million) in revenue and recognized operating losses of DKK 64.5 million ($9.9 million) and net losses of DKK 77.8 million ($11.9 million) as compared to revenue of DKK 6.0 million, operating losses of DKK 49.8 million and net losses of DKK 53.2 million in the corresponding period of 2015.

Revenue

        We have entered into collaboration and licensing partnerships and licensing agreements with various pharmaceutical companies pursuant to which we have been, and are expected to be, entitled to milestone payments upon achieving pre-determined development and regulatory events and to royalty payments and sales-based milestones after the commercialization of our product candidates. To date, the majority of the revenue we have received has been comprised of payments received upon entering into collaboration and licensing arrangements, payments upon extending such arrangements to cover additional product candidates, and payments received upon the product candidates meeting certain regulatory and development milestones. We have also received research funding recognized as other income from our collaboration partner BI and from public grants for certain of our academic research staff.

        In addition, since 2013, we have been entitled to royalty payments from our collaboration partner Sanofi in respect of sales of lixisenatide as a monotherapy (i.e., sales of Lyxumia). We will generally be entitled to royalty payments on the sales of products that include our product candidates that may ultimately be developed and commercialized under our collaboration and licensing agreements.

        Our revenue has varied and is expected to continue to vary substantially from quarter to quarter and year to year, depending upon the structure and timing of milestone events and related payments, market approval, acceptance and sales of lixisenatide and iGlarLixi, the development and marketing strategies of collaboration partners and licensees from whom we may be entitled to receive royalties and other payments, and competing products and market developments.

        Our revenue is comprised of milestone payments and royalty income. Milestone payments are related to the collaborative research agreements with commercial partners and are recognized in accordance with the agreements. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms.

        With regard to our multiple component agreements discussed below, where the individual components cannot be separated, revenue is recognized over the period of the agreement. In addition, recognition requires that all material risks and benefits related to the use of our intellectual property included in the collaboration are transferred to the collaboration partner.

        If all risks and benefits have not been transferred, the revenue is recognized as deferred income until all components of the transaction have been completed.

Sanofi License Agreement

        Pursuant to the Sanofi License Agreement, we have granted to Sanofi an exclusive global license of our interests in the patents and know-how required to (i) make, or have made, lixisenatide, together with its salts, prodrugs, metabolites, fragments and other derivatives and (ii) make, or have made, develop, register, market, sell and distribute any pharmaceutical preparation or cell therapy product or other product containing or releasing lixisenatide, in each case, for the prevention of and treatment of type 2 diabetes and any other indication in humans and other species. As part of the Sanofi License Agreement, we agreed not to conduct research or development of lixisenatide, nor may we grant any license under the licensed patents and know-how to any party other than Sanofi.

        In 2014, we recognized $15.0 million, or DKK 81.2 million, in revenue from development milestone payments from Sanofi under the Sanofi License Agreement in connection with the approval of the first Phase 3 trial protocol for iGlarLixi and recognized royalty income from Sanofi of DKK 20.3 million based on sales of Lyxumia of €27.2 million in 2014. In 2015, we recognized $20.0 million or DKK 136.6 million in revenue from development milestones from Sanofi under the Sanofi License Agreement in connection with the submission of an NDA for iGlarLixi to the FDA. In 2015, we recognized $4.4 million or DKK 28.6 million in royalty income, which reflected sales of Lyxumia of €38.3 million. We did not recognize revenue from milestone payments from Sanofi under the Sanofi License Agreement in the three months ended March 31, 2016 or 2015. In the three months ended March 31, 2016, we recognized $1.0 million DKK 6.7 million in revenue from royalty income from Sanofi, as compared to DKK 6.0 million in the corresponding period of 2015.

        In 2015, revenue from Sanofi represented 88% of our total revenue, as compared to 66% in 2014. The increase of the share of total revenue from Sanofi in 2015 was primarily due to the increase in milestone revenue from Sanofi when Sanofi submitted iGlarLixi for regulatory review in the United States. In the three months ended March 31, 2016 and the three months ended March 31, 2015, revenue from Sanofi represented 100% of our total revenue.

        See "Business—Material Contracts—Sanofi License Agreement."

Boehringer Ingelheim License Agreements

        In June 2011, we entered into an exclusive worldwide license, research and development collaboration agreement with BI, or the 2011 BI License Agreement to advance novel glucagon/GLP-1 dual acting peptide receptor agonists, or GGDAs, for the treatment, prevention and diagnosis of all human and animal diseases, with a primary research focus on patients with type 2 diabetes and obesity. Under the terms of the 2011 BI License Agreement, the term of which was extended by the parties in June 2014 the parties collaborate on a research project related to new GGDA compounds.

        In July 2014, we entered into a separate exclusive worldwide license, research and development collaboration agreement with BI, or the 2014 BI License Agreement, for the development of certain therapeutic peptides. The 2014 BI License Agreement also provides for a research term of up to four and a half years to research a specific therapeutic peptide project from our portfolio of preclinical programs, with the aim of developing one or more novel drugs for the treatment, prevention and diagnosis of all human and animal diseases, with a primary research focus on cardio-metabolic diseases. We were responsible for conducting the research in accordance with a mutually agreed research plan, with BI covering research costs up to €3 million. In October 2015, BI selected a novel peptide therapeutic to be advanced into preclinical development under the 2014 BI License Agreement. The biological target of this collaboration is undisclosed. Pursuant to the 2014 BI License Agreement, we have worked with BI to advance the therapeutic peptides arising from this research collaboration into preclinical development.

        We are eligible to receive amounts in connection with the signature of the 2014 BI License Agreement and development milestones for products now under development of up to €295 million (of which €287 million is outstanding) for the first compound to be developed and marketed under this collaboration. We are also eligible to receive additional milestones, reduced by 50%, in respect of the second and third products advanced under this collaboration, plus tiered royalties in the mid-single to low double-digit percentages on global sales of products arising from this collaboration. We retain co-commercialization rights in Scandinavia and are not eligible for royalty payments in those countries if we exercise such rights. The 2014 BI License Agreement continues for as long as BI's royalty obligations continue, unless earlier terminated. Upon expiration, BI has a perpetual non-exclusive right to develop and commercialize the product. Either party may terminate for the other's material breach, insolvency, or patent challenge of the other party's patents. BI may terminate the agreement at will upon 180 days' notice.

        In 2014, we received a €5 million payment from BI, which was recognized by us as DKK 37.3 million in revenue from BI in connection with the signing of the 2014 BI License Agreement described above. In 2015, we received a €3 million payment from BI, which was recognized by us as DKK 22.4 million in revenue from milestone payments from BI in connection with the selection of a first preclinical product candidate under the 2014 BI License Agreement. No product candidates out-licensed to BI are currently marketed and accordingly, we have not recognized any royalty payments to date under our licensing agreements with BI.

        In 2015, revenue from BI represented 12% of our total revenue, as compared to 24% in 2014. The decrease in the share of the total revenue from BI in 2015 was primarily due to lower milestone payments recognized pursuant to these agreements.

        We recognized no revenue from BI in the three months ended March 31, 2016 and 2015, respectively.

        See "Business—Material Contracts—Licensing Agreements with Boehringer Ingelheim."

Helsinn License Agreement

        In 2008, we out-licensed our elsiglutide product for certain fields to Helsinn pursuant to a license agreement, or the Helsinn License Agreement. Pursuant to the Helsinn License Agreement, we granted Helsinn a worldwide, exclusive license to our patents and know-how required to research, develop, make, register, use, manufacture, distribute, and sell elsiglutide in any supportive care indications in humans for the prevention or treatment of symptoms and diseases caused by cancer treatments. Helsinn has assumed responsibility for all further development, regulatory approvals, manufacturing, marketing and sales of elsiglutide in the cancer supportive care field, either on its own or through sub-licensees. As part of the Helsinn License Agreement, we also agreed to an exclusivity covenant for the elsiglutide product and any combination products in the licensed field and may not investigate, develop or commercialize the licensed compound in any field or the GLP-2 analog compounds in the licensed field, unless on Helsinn's behalf.

        The Helsinn License Agreement entitles us to mid to high single-digit percentage non-refundable royalty payments in respect of net sales, as well as milestone payments upon the achievement of specified development, regulatory and commercial milestone events (of which €124 million is outstanding).

        In 2014, we recognized DKK 15.0 million in revenue from milestone payments from Helsinn under the Helsinn License Agreement, as well as other contractual arrangements with Helsinn. Milestone payments in 2014 included a time-based milestone payment of €2 million. In 2015, we recognized DKK 0.1 million in payments from Helsinn (excluding certain patent costs reimbursed by Helsinn), which represented other contractual payments, rather than milestone payments.

        No product candidates out-licensed to Helsinn are currently marketed. Accordingly, we have not recognized any royalty revenue to date under the Helsinn License Agreement.

        In 2015, revenue from Helsinn represented 0% of our total revenue, as compared to 10% in 2014. The decrease of the share of total revenue from Helsinn in 2015 was primarily because we did not recognize any milestone payments in 2015.

        We recognized no revenue from Helsinn in the three months ended March 31, 2016 and 2015, respectively.

        See "Business—Material Contracts—Licensing Agreement with Helsinn."

Expenses

Royalty Expenses

        Royalty expenses are comprised of contractual amounts due to third parties that are derived from the milestone payments and royalty income earned from the corresponding collaboration agreements.

        Based on contractual arrangements, we have agreed to direct portions of the payments we receive from our partners to third parties in the form of deferred payments of royalties. At the time of the dissolution of a former joint venture that we had with a subsidiary of Elan Corporation plc that is now owned by Alkermes, we agreed to pay to such entity deferred consideration of 13% on all revenue related to lixisenatide under the Sanofi License Agreement. In addition, we pay 0.5% of the total amounts we receive in connection with our SIP modified peptides to one of the inventors of our SIP technology. The royalty to be paid to this inventor is calculated on the basis of all amounts we receive, including upfront payments, milestone payments and sales.

Research and Development Expenses

        Our R&D expenses include internal costs relating to our R&D department as well as external costs relating to studies performed by external suppliers and collaboration partners. A major driver of the external costs are costs for clinical trials run by CROs. During 2014 and 2015, in respect of our proprietary pipeline, we conducted one Phase 2 trial relating to Danegaptide (a former product candidate we are no longer advancing) and two Phase 1 trials relating to ZP4207. We expect to incur increasing costs for clinical trials as our proprietary product candidates, ZP4207 and ZP1848, advance in clinical development.

        As our R&D expenses to date do not qualify for capitalization under IAS 38, Intangible Assets, all of our R&D expenses are expensed in the period in which they are incurred.

        Our R&D expenses consist primarily of:

  •
  salaries for our R&D staff and related expenses, including expenses related to cash bonuses and warrant programs to such personnel;

  •
  fees paid to contract manufacturers in conjunction with the production of clinical compounds, drug substances and drugs;

  •
  fees and other costs paid to CROs in conjunction with additional preclinical studies and the performance of clinical trials;

  •
  costs of related facilities, equipment and other overhead expenses that have been determined to be directly attributable to R&D that have been classified as R&D expenses based on the salary costs to employees in R&D relative to the total salary costs;

  •
  overhead expenses that have been allocated to R&D based on the salaries to employees in R&D

  •
  costs associated with obtaining and maintaining patents for intellectual property; and

  •
  depreciation of capital assets used to develop its drug candidates.

        Our R&D expenses may vary substantially from period to period based on the timing of our R&D activities, including timing due to regulatory approvals and enrollment of patients in clinical trials.

Administrative Expenses

        Our administrative expenses consist primarily of salaries for personnel other than R&D staff, including expenses related to cash bonus and warrant programs to such personnel. Also included are expenses related to our premises, operating leases and investor relations. Overhead expenses that have been determined to be directly attributable to administration are classified as administrative expenses based on the salary costs to employees in administration relative to the total salary costs.

Other Operating Income

        Other operating income is comprised of research funding from business partners and government grants. Research funding is recognized in the period in which the research activities have been performed. Government grants are recognized when there is reasonable assurance that we will comply with the conditions attaching to it, and that the grant will be received. Government grants are included in other operating income as the grants are considered to be cost refunds.

Financial Income

        Financial income are recognized in the income statement in the period in which they are earned. Financial income includes interest from trade receivables, as well as realized and unrealized exchange rate adjustments.

Financial Expenses

        Financial expenses are recognized in the income statement in the period in which they are incurred. Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjustments. Further, expenses related to the ZP SPV Notes are amortized over the expected duration of the bond and recognized as financial expenses.

ZP SPV Notes (Royalty Bond)

        On December 12, 2014, our wholly owned subsidiary, ZP SPV, issued $50 million of 9.375% Senior Secured Notes due March 15, 2026, or the ZP SPV Notes. The ZP SPV Notes are non-dilutive, limited-recourse royalty bonds secured by 86.5% of the annual royalty payments from sales of lixisenatide as a monotherapy (i.e., sales of Lyxumia) received under the Sanofi License Agreement. The ZP SPV Notes bear interest at a rate of 9.375% per annum. Pursuant to the terms of the ZP SPV Notes, repayment of amounts due will come from royalty payments received in respect of lixisenatide as a monotherapy (i.e., sales of Lyxumia).

        The principal amount of $50 million is payable in full on March 15, 2026, subject to early redemption rights and conditions that ZP SPV holds as the issuer. Beginning in March 2016, we may make voluntary repayments of principal, subject to various provisions and at various redemption premiums. Royalty payments we receive in excess of interest payments are used for (and will continue to be used for) principal repayments of the ZP SPV Notes.

        Until repayment of the ZP SPV Notes, we are also obligated to place certain milestone payments received in respect of lixisenatide and iGlarLixi in a collateral reserve account, up to the remaining principal amount due under the ZP SPV Notes. Such funds shall be released to us upon full repayment of the ZP SPV Notes. As of March 31, 2016, the principal amount outstanding under the ZP SPV Notes was $50.0 million.

        Expenses related to the ZP SPV Notes are amortized over the expected duration of the bond and recognized as financial expenses.

        See "Business—Material Contracts—ZP SPV Notes (Royalty Bond)."

Income Tax Benefit

        Income tax on results for the year, which is comprised of current tax and changes in deferred tax, is recognized in the income statement, whereas the portion attributable to entries on equity is recognized directly in equity.

        Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years' taxable income and taxes paid on account/prepaid.

        Deferred tax is measured according to the statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

        Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle its current tax assets and liabilities on a net basis.

        Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.

        Pursuant to Danish tax legislation for companies incurring R&D costs and tax losses, in 2014 we received a tax credit of DKK 7.5 million relating to tax losses and are eligible to receive a tax credit of DKK 5.9 million relating to the tax loss in 2015.

        No deferred tax asset has been recognized in the statement of financial position due to an uncertainty as to when and if tax losses can be utilized against future taxable income.

Results of Operations

Financial Results for the Three Months Ended March 31, 2016 Compared to the Three Months Ended March 31, 2015

        The table below sets forth our financial results for the three months ended March 31, 2016, as compared to the three months ended March 31, 2015.

	Three Months Ended March 31,
(in millions, except where indicated)	2016(1)		2015(1)	Change
	$(2)	DKK	DKK	DKK	%
Revenue	1.0	6.7	6.0	0.7	12
Royalty expenses	(0.1)	(0.9)	(0.8)	0.1	13
Research and development expenses	(9.7)	(63.2)	(51.8)	11.4	22
Administrative expenses	(1.2)	(8.0)	(7.5)	0.5	7
Other operating income	0.1	0.9	4.3	(3.4)	(80)

Operating loss	(9.9)	(64.5)	(49.8)	14.7	30

Financial income	0.1	0.8	3.6	(2.7)	(77)
Financial expenses	(2.3)	(15.2)	(8.1)	7.2	90

Loss before tax	(12.1)	(78.9)	(54.3)	24.6	45

Income tax benefit	0.2	1.1	1.1	0	—

Net loss for the period	(11.9)	(77.8)	(53.2)	24.6	46

Loss per share (DKK)
Basic loss per share	(0.50)	(3.27)	(2.35)	0.92	39
Diluted loss per share	(0.50)	(3.27)	(2.35)	0.92	39

(1)
The three months ended March 31, 2016 and 2015 have been restated for the correction of certain misstatements. See Note 1 to our unaudited condensed consolidated interim financial statements.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

Revenue

        Revenue for the three months ended March 31, 2016 was DKK 6.7 million ($1.0 million), as compared to DKK 6.0 million for the three months ended March 31, 2015, an increase of DKK 0.7 million. This revenue was derived from royalty income from Sanofi based on sales of Lyxumia under the Sanofi License Agreement and the increase was due to increased sales of Lyxumia. See "—Financial Operations Overview—Sanofi License Agreement."

Royalty Expenses

        Royalty expenses for the three months ended March 31, 2016 was DKK 0.9 million ($0.1 million), as compared to DKK 0.8 million for the three months ended March 31, 2015. Royalty expenses were comprised of royalty expenses paid by us with respect to royalty payments received by us resulting from the sales of Lyxumia.

Research and Development Expenses

        R&D expenses for the three months ended March 31, 2016 were DKK 63.2 million ($9.7 million), as compared to DKK 51.8 million for the three months ended March 31, 2015. The increase in R&D expenses was primarily due to increased development costs in the amount of DKK 16.1 million, which mainly related to the development of ZP4207 as both single and multiple dose formulations and ZP1848 for the treatment of SBS. The increase was partly offset by lower staff costs due to a decrease in severance costs relating to the change in management for the three months ended March 31, 2015. The R&D share of personnel expenses for the three months ended March 31, 2016 amounted to DKK 21.7 million, as compared to DKK 25.2 million for the corresponding period in 2015. As of March 31, 2016 and 2015, we have not capitalized any development expenses and, accordingly, all expenses have been recognized within the income statement.

        The table below sets forth our R&D expenses for the three months ended March 31, 2016, as compared to the three months ended March 31, 2015.

	Three Months Ended March 31,
(in millions, except where indicated)	2016	2016	2015	Change
	$(1)	DKK	DKK	DKK	%
ZP1609	1.0	6.5	4.5	1.9	42
ZP1848	0.8	5.3	0	5.3	n/a
ZP2929	0.5	3.5	0.3	3.2	n/a
ZP4207	1.6	10.4	5.5	4.9	89
Preclinical projects	0.1	0.9	0.3	0.6	208

Total project costs	4.1	26.6	10.6	16.1	152
Staff costs	3.3	21.7	25.2	(3.5)	(14)
Other research and development costs	0.7	4.3	5.9	(1.6)	(27)
Patent expenses	0.1	1.1	1.9	(0.8)	(40)
Building	0.3	1.9	2.0	(0.1)	(2)
IT and office expenses	0.3	1.8	1.5	0.3	23
Consultants	0.3	1.5	1.1	0.4	34
Depreciation	0.2	1.4	1.5	(0.1)	(4)
Other costs	0.4	2.8	2.3	0.5	21

Unallocated internal research and development costs	5.6	36.5	41.2	(4.7)	(11)

Research and development costs occurred in the period	9.7	63.2	51.8	11.4	22

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

Administrative Expenses

        Administrative expenses for the three months ended March 31, 2016 were DKK 8.0 million ($1.2 million), as compared to DKK 7.5 million for the three months ended March 31, 2015.

Information on Staff and Remuneration

        The following table provides information regarding our staff and remuneration for the three months ended March 31, 2016 and 2015.

	Three Months Ended March 31,
(in millions, except where indicated)	2016		2015	Change
	$(1)	DKK	DKK	DKK	%
Salaries	3.4	22.4	28.5	(6.1)	(21)
Pension Schemes	0.3	2.0	1.7	0.4	22
Other personnel costs	0.5	3.2	0.2	3.0	n/a

Total	4.2	27.6	30.4	(2.7)	(9)

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

        Expenses related to staff and remuneration for the period ended March 31, 2016 were DKK 27.6 million ($4.2 million), as compared to DKK 30.4 million for the period ended March 31, 2015. The decrease in our staff and remuneration costs was primarily due to decrease in severance costs relating to the change in management for the three months ended March 31, 2015. A total of DKK 21.7 million ($3.3 million) of expenses related to staff and remuneration for the period ended March 31, 2016 was charged to R&D expenses and a total of DKK 5.9 million of expenses related to staff and remuneration for the period ended March 31, 2016 was charged to administrative expenses.

Other Operating Income

        Other operating income for the three months ended March 31, 2016 was DKK 0.9 million ($0.1 million), as compared to DKK 4.3 million for the three months ended March 31, 2015. Other operating income for the three months ended March 31, 2015 and 2016 was primarily comprised of income (a fixed charge per full-time employee) from BI covering the development costs for the 2014 BI License Agreement. The decrease in other operating income in the three months ended March 31, 2016 was primarily due to the phase-out of the 2014 BI License Agreement.

Financial Income

        Financial income for the three months ended March 31, 2016 was DKK 0.8 million ($0.1 million), as compared to DKK 3.6 million for the three months ended March 31, 2015. This decrease was primarily due to exchange rate adjustments. Exchange rate adjustments amounted to DKK 0.0 million ($0.0 million) for the three months ended March 31, 2016 as compared to DKK 3.4 million for the three months ended March 31, 2015. Interest income was DKK 0.0 million ($0.0 million) for the three months ended March 31, 2016, as compared to DKK 0.1 million for the three months ended March 31, 2015. In each of the three months ended March 31, 2016 and 2015, interest income was related to interest income on our cash and cash equivalents as well as our restricted cash.

Financial Expenses

        Financial expenses for the three months ended March 31, 2016 were DKK 15.2 million ($2.3 million), as compared to DKK 8.1 million for the three months ended March 31, 2016. Exchange rate adjustments amounted to DKK 4.9 million ($0.8 million) for the three months ended March 31, 2016 compared to DKK 0.0 million in the three months period ended March 31, 2015. Interest expense was DKK 10.3 million ($1.6 million) for the three months ended March 31, 2016 as compared to DKK 8.0 million ($1.2 million).

Income Tax Benefit

        Pursuant to Danish tax legislation for companies incurring R&D costs and tax losses, we received a tax credit of DKK 1.1 million ($0.2 million) as an income tax benefit for the three months ended March 31, 2016 compared to DKK 1.1 million for the three month ended March 31, 2015, in each case in respect of specified tax losses.

Net Loss for the Period

        As a result of the foregoing, our net loss for the three months ended March 31, 2016 was DKK 77.8 million ($11.9 million), as compared to DKK 53.2 million for the three months ended March 31, 2015.

Financial Results for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

        The table below sets forth our financial results for the year ended December 31, 2015, as compared to the year ended December 31, 2014.

	Year Ended December 31,
(in millions, except where indicated)	2015	2015	2014	Change
	$(1)	DKK	DKK	DKK	%

Revenue	28.7	187.7	153.8	33.9	22
Royalty expenses	(3.4)	(22.3)	(13.8)	8.5	62
Research and development expenses	(32.8)	(214.9)	(180.0)	34.9	19
Administrative expenses	(6.8)	(44.6)	(39.8)	4.8	12
Other operating income	2.0	12.8	6.3	6.6	105

Operating loss	(12.4)	(81.3)	(73.5)	7.8	11
Financial income	0.6	3.9	3.0	0.9	26
Financial expenses	(6.5)	(42.4)	(2.0)	40.4	n/a

Loss before tax	(18.3)	(119.8)	(72.5)	47.3	65
Income tax benefit	0.9	5.9	7.5	(1.6)	(21)

Net loss for the year	(17.4)	(114.0)	(65.0)	49.0	75

Loss per share
Basic loss (DKK per share)	(0.76)	(4.94)	(2.87)	2.07	72
Diluted loss (DKK per share)	(0.76)	(4.94)	(2.87)	2.07	72

Revenue

        The following table provides information regarding our revenue by source for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
(in millions, except where indicated)	2015	2015	2014	Change
	$(1)	DKK	DKK	DKK	%

Milestone payments
Sanofi-Aventis Deutschland GmbH	20.9	136.6	81.2	55.4	68
Boehringer Ingelheim International GmbH	3.4	22.4	37.3	(14.9)	(40)
Helsinn Healthcare SA	0.0	0.1	15.0	(14.9)	(99)

Total milestone payments	24.3	159.1	133.5	25.6	19

Royalty payments
Sanofi-Aventis Deutschland GmbH	4.4	28.6	20.3	8.3	41

Total royalty income	4.4	28.6	20.3	8.3	41

Total revenue	28.7	187.7	153.8	33.9	22

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

        Revenue for the year ended December 31, 2015 was DKK 187.7 million ($28.7 million), as compared to revenue of DKK 153.8 million for the year ended December 31, 2014. Revenue from milestone payments was DKK 159.1 million ($24.3 million) for the year ended December 31, 2015, as compared to DKK 133.5 million for the year ended December 31, 2014. In October 2015, BI selected a novel peptide therapeutic to be advanced into preclinical development under the 2014 BI License Agreement. This resulted in a milestone payment of DKK 22.4 million. In December 2015, Sanofi submitted an NDA for iGlarLixi, which resulted in a milestone of DKK 136.6 million.

        Royalty income was DKK 28.6 million ($4.4 million) for the year ended December 31, 2015, as compared to DKK 20.3 million for the year ended December 31, 2014. The increase in royalty income of DKK 8.3 million was due to increased sales of Lyxumia and the royalty payments accruing thereon that we became entitled to receive.

Royalty Expenses

        Royalty expenses for the year ended December 31, 2015 were DKK 22.3 million ($3.4 million), as compared to DKK 13.8 million for the year ended December 31, 2014. Royalty expenses for the year ended December 31, 2015 were comprised of payments that we made with respect to royalty payments received by us from the sales of Lyxumia and milestone payments received from Sanofi. In addition, royalty expenses for the year ended December 31, 2015 also included payments based on milestone payments received from Helsinn. We pay deferred consideration of 13% on all revenue related to lixisenatide under the Sanofi License Agreement to Alkermes and 0.5% of the total amounts we receive in connection with our SIP modified peptides to one of the inventors of our SIP technology.

Research and Development Expenses

        R&D expenses for the year ended December 31, 2015 were DKK 214.9 million ($32.8 million), as compared to DKK 180.0 million for the year ended December 31, 2014. The increase in R&D expenses for the year ended December 31, 2015 was primarily related to accelerated development activities, mainly development costs for the ZP4207 Phase 1 trial conducted in Germany and the ZP1848 Phase 2 trial conducted at Rigshospitalet, Copenhagen. The R&D share of the personnel expenses for the year ended December 31, 2015 amounted to DKK 93.0 million ($14.2 million) as compared to DKK 85.7 million for the year ended December 31, 2014, an increase of DKK 7.3 million which is related to employee warrants granted in 2015. In 2014, only one grant was made to one member of senior management.

        As of December 31, 2015 and 2014, we have not capitalized any development expenses, and, accordingly, all such costs have been recognized within the income statement.

        Our R&D expenses for the years ended December 31, 2015 and 2014 are shown in the following table.

	Year Ended December 31,
(in millions, except where indicated)	2015	2015	2014	Change
	$(1)	DKK	DKK	DKK	%

ZP1609	1.5	9.5	14.7	(5.2)	(35)
ZP1848	2.2	14.2	0.0	14.2	n/a
ZP2929	0.5	3.3	1.6	1.7	104
ZP4207	4.5	29.7	17.6	12.1	69
Preclinical projects	0.9	5.6	3.1	2.5	81

Total project costs	9.5	62.3	37.0	25.3	68
Staff costs	14.2	93.0	85.7	7.4	9
Other research and development costs	3.2	20.9	18.8	2.1	11
Patent expenses	0.8	5.4	4.9	2.4	96
Building	1.2	7.8	7.8	0.0	0
IT and office expenses	1.1	7.1	3.8	3.4	90
Consultants	0.4	2.6	5.2	(2.6)	(50)
Insurance on clinical studies	0.0	0.1	0.6	(0.5)	(81)
Depreciation	0.9	5.9	5.7	0.2	3
Other costs	1.5	9.7	10.6	(0.9)	(8)

Unallocated internal research and development costs	23.3	152.7	143.1	9.6	7

Research and development costs occurred in the period	32.9	215.0	180.0	35.0	19

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

Administrative Expenses

        Administrative expenses for the year ended December 31, 2015 were DKK 44.6 million ($6.8 million), as compared to DKK 39.8 million for the year ended December 31, 2014. The increase in administrative expenses in the year ended December 31, 2015 was primarily related to employee warrant programs granted in 2015.

  Information on Staff and Remuneration

        The following table provides information regarding our staff and remuneration for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
(in millions, except where indicated)	2015	2015	2014	Change
	$(1)	DKK	DKK	DKK	%

Salaries	16.2	106.5	98.3	8.2	8
Pension schemes	1.1	7.2	6.6	0.6	9
Other social security costs	1.5	9.6	9.2	0.4	4

Total	18.8	123.3	114.1	9.2	8

(1)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

        Expenses related to staff and remuneration for the year ended December 31, 2015 were DKK 123.3 million ($18.8 million), as compared to DKK 114.1 million for the year ended December 31, 2014. The increase in our staff and remuneration costs was primarily due to an increase in costs related to employee warrant programs. A total of DKK 93.0 million ($14.2 million) of expenses related to staff and remuneration for the year ended December 31, 2015 was charged to R&D expenses and a total of DKK 30.3 million of expenses related to staff and remuneration for the year ended December 31, 2015 was charged to administrative expenses.

Other Operating Income

        Other operating income for the year ended December 31, 2015 was DKK 12.8 million ($2.0 million), as compared to DKK 6.3 million for the year ended December 31, 2014. Other operating income for the year ended December 31, 2015 was primarily comprised of income (a fixed charge per full-time employee) from BI covering the development costs for the 2014 BI License Agreement. Other operating income for the year ended December 31, 2014 was primarily comprised of the same type of income from BI covering the development costs for the 2014 BI License Agreement. The increase in other operating income in the year ended December 31, 2015 was primarily related to an increase in government grants and research income received by us. For the year ended December 31, 2015, we received government grants of DKK 1.2 million ($0.2 million), as compared to DKK 0.5 million for the year ended December 31, 2014. In addition, for the year ended December 31, 2015, we received research funding from BI of DKK 11.6 million ($1.8 million), as compared to DKK 5.8 million for the year ended December 31, 2014.

Operating Loss

        As a result of the foregoing, operating losses for the year ended December 31, 2015 were DKK 81.3 million ($12.4 million), as compared to DKK 73.5 million for the year ended December 31, 2014.

Financial Income and Financial Expenses

        Financial income for the year ended December 31, 2015 was DKK 3.9 million ($0.6 million), as compared to DKK 3.0 million for the year ended December 31, 2014. This decrease was primarily due to the decrease in interest rates on ordinary bank balances in 2015. Exchange rate adjustments amounted to DKK 3.8 million ($0.6 million) for the year ended December 31, 2015, as compared to DKK 2.3 million for the year ended December 31, 2014. Interest income was DKK 0.1 million ($0.0 million) for the year ended December 31, 2015, as compared to DKK 0.7 million for the year ended December 31, 2014. In each of the years ended December 31, 2015 and 2014, interest income related to interest income on our cash and cash equivalents as well as our restricted cash.

        Financial expenses for the year ended December 31, 2015 were DKK 42.4 million ($6.5 million), as compared to DKK 2.0 million for the year ended December 31, 2014. The increase in financial expenses in the year ended December 31, 2015 was primarily attributable to interest expenses on the ZP SPV Notes of DKK 32.4 million ($4.9 million) and amortization of financing costs of DKK 9.7 million ($1.5 million) in 2015. See "Business—Material Contracts—ZP SPV Notes (Royalty Bond)."

Income Tax Benefit

        Pursuant to Danish tax legislation, in 2014, we received DKK 7.5 million in respect of tax losses for 2015 and 2014, and are eligible to receive DKK 5.9 million ($0.9 million) in respect of the tax losses for 2015, which losses originated from qualifying research and development expenditures. These tax receipts comprised the entire current tax benefit in 2015 and 2014.

        No deferred tax asset has been recognized in the statement of financial position due to an uncertainty as to when and if tax losses can be utilized against future taxable income.

Net Loss for the Year

        As a result of the foregoing, our net loss for the year ended December 31, 2015 was DKK 114.0 million ($17.4 million), as compared to DKK 65.0 million for the year ended December 31, 2014.

Liquidity and Capital Resources

        As of March 31, 2016, we had cash and cash equivalents of DKK 360.8 million ($55.1 million). In addition, we had restricted cash held as collateral for the ZP SPV Notes of DKK 110.7 million ($16.9 million). We require cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since our incorporation, including through March 31, 2016, primarily with equity financing and milestone payments from our collaboration partners along with the proceeds of ZP SPV Notes issued in 2014.

Cash Flows

        The following table provides information regarding our cash flows for the three months ended March 31, 2016 and 2015 as well as the years ended December 31, 2015 and 2014.

	Three Months Ended March 31,(1)			Year Ended December 31,(1)
(in millions)	2016	2016	2015	2015	2015	2014
	$(2)	DKK	DKK	$(2)	DKK	DKK

Cash inflow (outflow) from operating activities	6.3	41.3	(63.2)	(34.4)	(225.0)	(42.2)
Cash outflow from investing activities	(13.8)	(90.3)	(0.4)	(0.2)	(1.6)	(1.7)
Cash inflow from financing activities	0.6	3.9	6.9	14.7	96.4	272.2

Increase (decrease) in cash and cash equivalents	(6.9)	(45.1)	(56.7)	(19.9)	(130.1)	228.3

(1)
The year ended December 31, 2015 and 2014, and the three months ended March 31, 2016 and 2015 have been restated for the correction of certain misstatements. See Note 1 to our consolidated financial statements and unaudited condensed consolidated interim financial statements, respectively.

(2)
Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.5448 per 1.00 U.S. dollar, which was the exchange rate of such currencies as of March 31, 2016.

        Cash inflow from operating activities for the three months ended March 31, 2016 was DKK 41.3 million ($6.3 million), as compared to cash outflow of DKK 63.2 million for the three months ended March 31, 2015. The increase in inflows from operating activities for the three months ended March 31, 2016 was primarily due to a change in working capital of DKK 116.0 million, which was, in turn, primarily due to the receipt of a milestone payment of DKK 136.6 million from Sanofi recognized as revenue in December 2015 but received in January 2016.

        Cash outflow from operating activities for the year ended December 31, 2015 was DKK 225.0 million ($34.4 million), as compared to cash outflow of DKK 42.2 million for the year ended December 31, 2014. The increase in cash outflow from operating activities for the year ended December 31, 2015 was primarily due an increase in the net loss for the year of DKK 49.0 million as well as a change in working capital of DKK 140.8 million, which was, in turn, primarily due to the receipt of a milestone payment of DKK 136.6 million from Sanofi recognized as revenue in December 2015 but received in January 2016.

        Cash outflow from investing activities for the three months ended March 31, 2016 was DKK 90.3 million ($13.8 million), as compared to cash outflow from investing activities of DKK 0.4 million for the three months ended March 31, 2015. Cash outflow from investing activities for the three months ended March 31, 2015 and 2016 was primarily comprised of transfers to restricted cash related to the ZP SPV Notes.

        Cash outflow from investing activities for the year ended December 31, 2015 were DKK 1.6 million ($0.2 million), as compared to DKK 1.7 million for the year ended December 31, 2014. Cash outflow from investing activities for the year ended December 31, 2015 was primarily comprised of investment in laboratory equipment. Cash flow from investing activities for the year ended December 31, 2014 were primarily comprised of investments in laboratory equipment, which was offset by cash flow from the sale of securities.

        Cash inflow from financing activities for the three months ended March 31, 2016 were DKK 3.9 million ($0.6 million), as compared to DKK 6.9 million for the three months ended March 31, 2015. The cash inflow from financing activities for the three months ended March 31, 2016 and 2015 related to the proceeds from the issuance of shares resulting from the exercise of warrants.

        Cash inflow from financing activities for the year ended December 31, 2015 were DKK 96.4 million ($14.7 million), as compared to DKK 272.2 million for the year ended December 31, 2014. The decrease in cash inflow from financing activities for the year ended December 31, 2015 was primarily due to proceeds from the issuance of the ZP SPV Notes of DKK 272.2 million, which was received in 2014, exceeding the proceeds from issuance of shares resulting from the exercise of warrants of DKK 96.4 million, which was received in 2015.

Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2015.

(in millions)	2016	2017	2018	2019	2020	After 2020	Total
Contractual obligations
Short- and long-term debt(1)	32.0	32.0	32.0	32.0	32.0	508.2	668.2
Operating lease obligations	3.9	0.7	0.5	0.1	0.0	0.0	5.2
Other contractual obligations	31.6	8.2	0.4	0.1	0.0	0.0	40.2

Total contractual obligations	67.5	40.9	32.9	32.2	32.0	508.2	713.7

(1)
Including interest obligations.

        As of December 31, 2015, our outstanding debt related to the ZP SPV Notes was $50 million (DKK 341.5 million). The ZP SPV Notes have an annual interest rate of DKK 9.375%, and the principal amount is payable in full at March 15, 2026 if the ZP SPV Notes are not redeemed before that date. See "Business—Material Contracts—ZP SPV Notes (Royalty Bond)."

        As of December 31, 2015, our operating lease obligations were comprised primarily of the following:

  •
  car leasing and lease of office equipment in the amount of DKK 0.8 million; and

  •
  rent obligations in the amount of DKK 3.1 million.

        As of December 31, 2015, our other contractual obligations were comprised primarily of committed costs relating to agreements with CROs used for external preclinical studies, stability studies and clinical trials.

Funding Requirements

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, revenue from milestones pursuant to collaborations and other committed sources of funds, will be sufficient to enable us to fund our anticipated operating expenses, capital expenditure and debt service requirements for the next 12 months. We have based this estimate on assumptions that may prove to be wrong. We expect to continue to fund a significant portion of our development costs for our proprietary product candidates with funds received from milestone and royalty payments. There are numerous risks and uncertainties associated with the development and commercialization of our product candidates. In addition, our ability to borrow additional amounts under loan agreements is subject to our satisfaction of specified conditions.

        Our future capital requirements will depend on many factors, including, but not limited to:

  •
  the level and timing of sales of our out-licensed products, including lixisenatide and iGlarLixi;

  •
  the timing and amount of milestone and royalty payments we receive;

  •
  the scope, progress, results and costs of our preclinical and clinical development activities;

  •
  the costs, timing and outcome of regulatory review of our product candidates;

  •
  the number of, and development requirements for, other product candidates that we may pursue;

  •
  the costs of commercialization activities, including product marketing, sales and distribution of our proprietary product candidates;

  •
  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation;

  •
  the extent to which we acquire or invest in businesses, products and technologies;

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  our ability to obtain development funding from government entities and non-government organizations; and

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  our ability to establish and maintain collaborations, such as our collaborations with Sanofi, Helsinn and BI.

        To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, or corporate collaboration and licensing arrangements.

        Additional equity or debt financing, grants or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our R&D programs or reduce our planned commercialization efforts. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that may not be favorable to us.

Off-Balance Sheet Arrangements

        We have not entered into any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

        Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates. We have not purchased or sold foreign exchange options to manage our currency exposure to such risks.

Exchange Rate Risk

        Most of our financial transactions are made in Danish kroner, U.S. dollars and Euros. We believe that, due to long-standing policy of Danmarks Nationalbank with respect to the €/DKK exchange rate, we have determined that there are currently no material transaction exposure or exchange rate risks regarding transactions in Euros. The €/DKK exchange rate has historically been fixed within narrow limits. Although there has been some pressure on the DKK, we do not expect the €/DKK exchange rate to move outside of the current limits.

        Our milestone payments are paid in U.S. dollars and Euros. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange risk evaluation. As we conduct clinical trials and toxicology studies in the United States, we will be exposed to the exchange rate fluctuation and risks associated with transactions in U.S. dollars. Our policy has, up until now, been to manage the transaction and translation risk associated with U.S. dollars passively, placing the revenue received from milestone payments in U.S. dollars in a U.S. dollar account for future payment of our expenses denominated in U.S. dollars, covering payments for the next 12 to 24 months, hereby matching our assets with our liabilities. In December 2014, we issued the ZP SPV Notes and created a large exposure against the U.S. dollar. In order to hedge against this we intend to hold a similar portion of our cash position in U.S. dollars. As of December 31, 2015, we held $48.0 million in cash, while the outstanding principal amount due under the ZP SPV Notes is $50.0 million.

Interest Rate Risk

        The ZP SPV Notes has a fixed interest rate of 9.375%. We paid DKK 16 million on the ZP SPV Notes in March 2016 and expect to pay another DKK 16 million in September 2016. We have no open interest hedging or derivative instruments as of December 31, 2015 or 2014.

        We invest our free cash in fixed rate, time defined bank deposits. During 2015, interest rates were negative on bank deposits in Danish kroner and Euros.

Credit Risks

        We are exposed to credit risks in respect of receivables and bank balances. The maximum credit risk corresponds to the carrying amount. We believe that credit risk is limited as counter parties to the accounts receivables are large global pharmaceutical companies. Cash is not deemed to be subject to any credit risks, as the counterparts are banks with investment grade ratings. (i.e., BBB– or higher by Standard & Poor's).

Liquidity Risk

        The purpose of our cash management is to ensure that we have at all times sufficient and flexible financial resources at our disposal. Our short-term liquidity situation is matched with our quarterly budget revisions to balance the demand for liquidity and maximize our interest income by matching our free cash in fixed rate, time defined bank deposits with our expected future cash burn.

Significant Accounting Policies

        Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. A description of our significant accounting policies is provided in our audited consolidated financial statements as of, and for the years ended, December 31, 2015 and 2014 included elsewhere in this prospectus.

Implementation of New and Revised Standards and Interpretations

        The IASB has issued new standards and revisions to existing standards and new interpretations, which are mandatory for accounting periods commencing on or after January 1, 2015. The implementation of these new or revised standards and interpretations have not resulted in any significant impact on our net loss for the period or the financial position.

Standards and Interpretations Not Yet in Force

        At the date of the approval of the consolidated financial statements, the following new and revised standards and interpretations have been issued and are not yet effective. Therefore, they are not adopted in the consolidated financial statements included elsewhere in this prospectus:

  •
  IFRS 9 "Financial Instruments," to be implemented with an effective date for annual periods beginning on or after January 1, 2018. IFRS 9 Financial Instruments is part of the IASB's project to replace IAS 39 Financial Instruments: Recognition and Measurement, and the new standard will change the classification, presentation and measurement of financial instruments and hedging requirements. We are assessing the impact of the standard, but it is not expected to have any material impact on the future consolidated financial statements.

  •
  IFRS 15 "Revenue from Contracts with Customers," effective for annual periods beginning on or after January 1, 2018. Under the revised standard, entities will apply a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. We are assessing whether IFRS 15 will have an impact on our current and new significant contracts. As a result, it is not currently practicable to provide a reasonable estimate of the effect of the implementation of IFRS 15 until we have completed this detailed assessment.

  •
  IFRS 16 "Leases," effective for annual periods beginning on or after January 1, 2019. In the consolidated financial statements of the lessees, IFRS 16 requires all leases (except for short-term leases and leases of asset of low value) to be recognized as a right-of-use asset and lease liability, respectively, measured at the present value of future lease payments. The right-of-use asset is subsequently depreciated in a similar way to other depreciable assets over the lease term and interest shall be calculated on the lease liability similar to finance leases under IAS 17. Consequently, the change will also impact the presentation in the income statement and the statement of cash flows. We are assessing whether IFRS 16 will have an impact on the future consolidated financial statements. As a result, it is not currently practicable to provide a reasonable estimate of the effect of the implementation of IFRS 16 until we have completed this detailed assessment.

  •
  Amendments to IAS 12 "Recognition of Deferred Tax Assets for Unrealized Losses," effective for annual periods beginning on or after January 1, 2017. We are currently assessing the impact the amendments will have on the consolidated financial statements. Thus, it is not possible to give an estimate of the effect on the implementation of the amendments at present.

Significant Accounting Estimates, Assumptions and Uncertainties

        In the preparation of the consolidated financial statements, management makes a number of accounting estimates which form the basis for the presentation, recognition and measurement of the group's assets and liabilities.

        In the application of our accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        The used estimates are based on assumptions assessed to be reasonable by management. However, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate and unexpected events or circumstances might occur. Furthermore, we are subject to risks and uncertainties that might result in deviations in actual results compared to estimates.

        No significant changes have been made in accounting estimates and assessments in 2015.

        In connection with the preparation of the consolidated financial statements, management has made a number of estimates and assumptions concerning carrying amounts. Management has made the following accounting judgments, which significantly affect the amounts recognized in the consolidated financial statements:

  •
  revenue recognition;

  •
  employee incentive programs;

  •
  deferred tax; and

  •
  research and development.

        Please refer to the notes to our audited consolidated financial statements included elsewhere in this prospectus for further description of the significant accounting estimates and assumptions used.

Implications of Being an "Emerging Growth Company" and a Foreign Private Issuer

        As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company," as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

  •
  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company as of the end of any fiscal year following the fifth anniversary of our initial public offering or if, prior to that date, we have more than $1 billion in annual revenue or more than $700 million in market value of the equity securities held by non-affiliates as of the end of our second fiscal quarter, or on the date that we have issued more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of shares and ADSs may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event that we convert to accounting principles generally accepted in the United States (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

Internal Control Over Financial Reporting

        As a public company listed on NASDAQ, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management's assessment of internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2017.

        In connection with our financial statement preparation process for the years ended December 31, 2015 and 2014, we have identified material weaknesses in the design and operating effectiveness of our internal controls over financial reporting, including lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. Under the standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by us relate to our existing processes to assess risk and to design and implement effective control activities over financial reporting. In particular, we do not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all of our key controls. Where control descriptions do exist, they do not necessarily include all relevant information to enable the operating effectiveness of such controls. It is not clear whether adequate controls are performed in all areas. Where control activities are dependent on certain information, which is referred to as our IUC, we currently do not perform or document controls to assess the completeness and accuracy of such information. We do not currently monitor control activities and identified control deficiencies; thus, we are unable to evaluate whether other deficiencies, individually or in combination, result in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Further, restatements resulting from the correction of certain misstatements in our annual and interim financial statements included in this prospectus have been identified. These restatements occurred due to the lack of sufficient overall review of the financial statements and lack of oversight of the application and implementation of accounting policies and accounting standards by the Company.

        We have initiated steps to remediate the material weaknesses and plan to engage an employee and outside consultants to further develop and implement formal policies, processes, internal controls and documentation relating to our financial reporting. Although we will be working to remediate the material weaknesses described above, we cannot at this time estimate how long it will take to do so and our initiatives may not prove to be successful in addressing such material weaknesses at or prior to the date on which we are required to have such processes and procedures in place in order to comply with applicable internal control requirements.

        We may also discover future deficiencies in our internal controls over financial reporting, including those identified through testing conducted by us pursuant to Section 404(a) of the Sarbanes-Oxley Act or subsequent testing by our independent registered public accounting firm. Such deficiencies may be deemed to be significant deficiencies or material weaknesses and may require changes to our consolidated financial statements or identify other areas for further attention or improvement. Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address any outstanding material weaknesses, continued disclosure of such material weaknesses may be required in future filings with the SEC, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

BUSINESS

Our Company

        We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Our portfolio consists of several out-licensed products, including lixisenatide, a marketed treatment for type 2 diabetes, which has been approved for marketing by the European Medicines Agency, or the EMA, and various other jurisdictions, and is under review by the U.S. Food and Drug Administration, or the FDA. Lixisenatide has also been developed in a fixed-ratio combination with Lantus, the brand name of insulin glargine developed by Sanofi-Aventis Deutschland GmbH, or Sanofi, also for the treatment of type 2 diabetes. iGlarLixi, the fixed-ratio combination of lixisenatide and Lantus, is under regulatory review in the United States and Europe. We expect lixisenatide and iGlarLixi to provide the basis for near-term revenue growth, assuming a positive regulatory outcome in the United States. We also have a pipeline of proprietary product candidates that target specialty disease areas with significant unmet medical needs. In-house inventions are the basis of our portfolio, demonstrating our ability to discover and develop innovative peptide-based product candidates with favorable therapeutic profiles.

Our Focus on Peptide-Based Medicines

        We currently focus on diseases where we believe the present standard of care is inadequate and where we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration and, potentially, commercialization. Our research and development, or R&D, organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development.

        We have a track record of successfully inventing and developing novel peptide-based product candidates. This success is based on our deep understanding of peptide chemistry and extensive experience in improving the therapeutic characteristics of naturally occurring peptides by modifying and optimizing their structures. Peptides generally have a number of advantages as drug candidates, including: high selectivity with effects only on the intended target thereby providing specific therapeutic benefits; lower risks of toxicity with limited or no off-target effects; high potency with strong effects even at low concentrations; a favorable safety profile (including fewer side effects) with minimal drug-to-drug interactions, tailored half-lives and binding affinity; and high regulatory approval rates, with approval rates of 20%, as compared to 10% for small molecule medications. Peptides are also smaller than proteins on a molecular level, which can offer potential advantages in terms of therapeutic administration.

        Peptides that we have invented have shown improved profiles in terms of clinical therapeutic benefit, duration of action, stability and convenience of use. Our peptide chemistry and pharmaceutical development expertise is complemented by strong downstream development competencies, including a clinical development team with experience in quality assurance and in regulatory matters. We believe that we have the requisite in-house capabilities to advance product candidates in our selected disease areas from preclinical Investigational New Drug, or IND, enabling studies to late-stage clinical development, including registration.

Our Product Pipeline

        The chart below summarizes the development stage and status of our out-licensed products and product candidates and our proprietary pipeline of product candidates:

*
Helsinn is considering next possible development steps after a Phase 2b trial failed to meet its primary endpoint.

Summary of Our Out-Licensed Products and Product Candidates

Lixisenatide and iGlarLixi

        Our portfolio of out-licensed medicines includes lixisenatide, a product marketed in Europe and other non-U.S. jurisdictions for the treatment of adults with type 2 diabetes. Type 2 diabetes is a disorder that is characterized by high blood glucose, or sugar, and caused by the insufficient production of insulin and/or an inability of the body to adequately respond to insulin. Lixisenatide is a once-daily glucagon-like peptide-1, or GLP-1, analog, invented by us. It is a synthetic form of the naturally occurring GLP-1 found in the intestines that acts as a signaling hormone, stimulating the pancreas to produce more insulin. Lixisenatide has been observed to lower levels of hemoglobin A1c, or HbA1c (a measure of the three month average blood glucose level), with a particular effect on meal-related, or prandial, glucose. Lixisenatide was first approved in Europe in 2013 to improve glycemic, or glucose level, control in adult type 2 diabetes patients. It is designed for use in combination with oral glucose-lowering diabetes medicines or basal, or long-acting, insulin when these treatments, together with diet and exercise, do not provide adequate glycemic control. We entered into a global license agreement with Sanofi for rights to lixisenatide, which it has registered in 60 countries outside the United States and currently markets under the brand name Lyxumia in 42 countries. Lixisenatide is under regulatory review for marketing in the United States by the FDA. On May 25, 2016, lixisenatide was discussed at a meeting of the FDA Endocrinologic and Metabolic Drugs Advisory Committee which, although it was not asked by the FDA to vote on a recommendation for approval of lixisenatide, stated that it did not identify issues that would preclude approval of the drug candidate by the FDA. The FDA is not bound by the Advisory Committee's views but takes them into consideration when reviewing a New Drug Application, or NDA. The results of the FDA's review of lixisenatide are expected in July 2016.

        iGlarLixi, the fixed ratio combination of lixisenatide and Lantus, is also under regulatory review in the United States and Europe. iGlarLixi is one of only two product candidates (the other being Novo Nordisk's Xultophy, which is a combination of its GLP-1 analog Victoza and basal insulin Tresiba) in a new product class based on a fixed-ratio combination of a GLP-1 analog and basal insulin to better treat type 2 diabetes.

        In February 2016, the FDA accepted Sanofi's NDA, of iGlarLixi for a priority review, resulting from Sanofi's decision to redeem a priority review voucher it had acquired for $245 million in June 2015 in order to reduce the iGlarLixi review time by the FDA by four months.

        On May 25, 2016, the FDA Endocrinologic and Metabolic Drugs Advisory Committee voted to recommend approval for the marketing of iGlarLixi in the United States. The FDA is not bound by the Advisory Committee's recommendation but takes its advice into consideration when reviewing an NDA. The results of the FDA's review are expected in August 2016. We believe that iGlarLixi will be the first product in this fixed-ratio combination of GLP-1 analog and basal insulin to treat type 2 diabetes to be approved for marketing in the United States.

        Sanofi also submitted an application for iGlarLixi to the EMA in March 2016, with the review expected to be completed in the first quarter of 2017.

        iGlarLixi has been observed to result in benefits, as compared to treatments with either basal insulin or a GLP-1 analog alone, pointing towards what we believe to be a potentially significant commercial opportunity. Lantus is the world's most prescribed insulin brand with company-reported sales for Sanofi of approximately €6.4 billion in 2015.

Other Out-Licensed Product Candidates

        We have also out-licensed product candidates to Boehringer Ingelheim International GmbH, or BI and to Helsinn Healthcare S.A., or Helsinn. We have out-licensed two peptide projects to BI that have been advanced into preclinical development: a once-weekly novel dual glucagon/GLP-1 receptor agonist product candidate for the treatment of diabetes and/or obesity, and a novel compound for the treatment of obesity and diabetes. The lead product candidates for each collaboration were selected in February 2016 and October 2015, respectively, with the potential to commence Phase 1 clinical development for both in 2017. In addition, we have out-licensed elsiglutide, a novel long-acting glucagon-like peptide-2, or GLP-2, analog to Helsinn. A Phase 2b clinical development trial of elsiglutide for the treatment of chemotherapy-induced diarrhea, or CID, was completed in May 2016. Although elsiglutide was observed to numerically reduce the incidence of CID in colorectal cancer patients, the observed effect was not sufficient to meet the trial's primary endpoint for statistical significance. Helsinn is currently performing a full evaluation of the Phase 2b data, after which it will decide whether to pursue potential development options for elsiglutide.

        Through March 31, 2016, we received an aggregate of DKK 1.2 billion ($175.7 million) in upfront, cost reimbursement, milestone and royalty payments from our partners over the life of our collaborations. We intend to invest substantially all of the future milestone and royalty payments that we expect to receive from our current collaborations into further growing and advancing our proprietary pipeline of novel investigational product candidates.

Our Proprietary Pipeline of Drug Candidates

        Our proprietary pipeline includes three product candidates in clinical development: ZP1848, which is being developed to treat short bowel syndrome, or SBS; ZP4207, formulated for use in a single-dose, ready-to-use disposable injection pen, which is being developed as a rescue treatment for severe hypoglycemia or "insulin shock"; and ZP4207, formulated for use in multiple-dose administrations, which is being developed for use in new treatment concepts for insulin-dependent diabetes patients, such as a dual-hormone artificial pancreas system for improved hypoglycemia control and better diabetes management.

ZP1848

        In September 2015, we advanced ZP1848, a novel long-acting GLP-2 analog, into Phase 2 clinical development. Like GLP-1, GLP-2 is a signaling hormone secreted upon nutrient intake that stimulates intestinal growth. In February 2016, we dosed ZP1848 to patients with SBS in a Phase 2 proof-of-concept clinical trial; results from this trial are expected in the first half of 2017. Based on the results of our studies to date, we believe that ZP1848's longer half-life and its differentiated stability in a liquid formulation may allow development of a product candidate that better meets patient needs, including by providing an easy-to-use option for the treatment of SBS. Current treatment options for SBS are limited to: eating small but highly frequent, meals to put less stress on the shortened bowel; parenteral, or intravenous, support, nutrition through a central catheter for up to 16 hours per day; and teduglutide (marketed by Shire plc as Gattex), a GLP-2 analog available only as a lyophilized powder, requiring a multi-step reconstitution process before injection, which can make it difficult for patients to administer.

ZP4207

        We are also developing ZP4207, a novel analog of human glucagon, a hormone that increases the level of blood glucose in the body. ZP4207 is an advanced glucagon analog that is stable in a liquid formulation. We are currently exploring two formulations and two separate product candidate opportunities of ZP4207 in parallel:

  •
  A single-dose rescue treatment for acute, severe hypoglycemia or "insulin shock" to be made available in a single-dose, ready-to-use disposable injection pen, which would provide diabetes patients, relatives and caregivers with a treatment option that is more convenient and faster to use than existing treatment alternatives. This single-dose treatment is currently in a Phase 2 clinical trial with results expected in the third quarter of 2016. We believe the market potential for this treatment to be attractive as, at present, glucagon is only available as a lyophilized powder in a vial requiring reconstitution before injection, making it difficult for patients and caretakers to administer.

  •
  A multiple-dose version intended for use in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients. Third-party clinical studies have demonstrated that adding a glucagon component to an artificial pancreas system (insulin pump) significantly limits the risk of hypoglycemia, while ensuring better glucose management for patients with type 1 diabetes. In June 2016, we entered into a collaboration arrangement with Beta Bionics, Inc., or Beta Bionics, a medical device company, to combine our multiple-dose version of ZP4207 with Beta Bionics' advanced investigational bionic pancreas platform technology called iLet. iLet is a dual-hormone pocket-sized wearable medical device that Beta Bionics believes will be able to autonomously manage blood sugar levels in diabetes patients. To advance this program through clinical development, we expect to work with Beta Bionics to initiate a Phase 2a clinical trial in the second half of 2016 in type 1 diabetes patients to test the safety and efficacy of ZP4207 when used in the iLet, for which we have submitted an IND to the FDA. We retain all proprietary rights to ZP4207 under this collaboration arrangement.

Our Intellectual Property

        Our intellectual property, or IP, portfolio primarily includes patents and patent applications, trademarks and trade secrets. As our business and technology has matured, our internal organization, with the support of experienced external professionals, has sought to manage our IP in line with our overall strategy, and has built a significant patent portfolio directed at the various products we have invented and technologies we employ. Since our incorporation, we have filed patent applications in numerous patent families to cover proprietary technologies, potential products of interest and related methods, such as methods of use. We describe in more detail below the patent families covering our key product candidates.

        As of the date of this prospectus, we own two patent families covering lixisenatide, including 79 patents in 11 jurisdictions, and three pending patent applications in the United States and Israel, all licensed exclusively to Sanofi. We own two patent families covering ZP1846, a GLP-2 analog licensed exclusively to Helsinn, and a related proprietary GLP-2 analog, ZP1848. These two patent families include 75 patents in 15 jurisdictions and 19 pending patent applications in 10 jurisdictions. Although the disclosures of these two patent families encompass both ZP1846 and ZP1848, it has been possible to claim the subject matter relating to ZP1846 and ZP1848 in separate patents in the United States. We own a third patent family covering ZP1848 metabolites, which currently includes only one pending application in Denmark filed on December 23, 2015. For our proprietary compound ZP4207, a stable glucagon analog, we own one patent family including 26 pending patent applications in 26 jurisdictions. See "—Intellectual Property."

Our Competitive Strengths

  •
  Expected near-term royalty and milestone payments from our out-licensed portfolio of treatments and peptide-based product candidates—Under our license agreements we are entitled to receive milestone payments and royalties on global sales while retaining no financial obligations in respect of the development, production and commercialization of our portfolio of out-licensed peptide-based medicines and product candidates. In particular:

  •
  Under our license agreement with Sanofi, or the Sanofi License Agreement, we are entitled to receive tiered low double digit percentage royalty payments in respect of global net sales of lixisenatide and fixed, low double digit percentage royalty payments in respect of global net sales of iGlarLixi and any other combination product that includes lixisenatide. We are also entitled to milestone payments (up to a total amount of $275 million, of which up to $140 million is outstanding) upon the achievement of specified regulatory and sales milestones.

  •
  Under our 2011 and 2014 license agreements with BI, we are entitled to receive aggregate payments of up to €681 million, of which up to €652 million is outstanding, comprising: (i) amounts paid in connection with the signature of the 2011 agreement and development milestones for products now under development (up to a total of €386 million, of which up to €365 million is outstanding) and tiered royalties ranging from high single to low double digit percentages on BI's global sales of all products stemming from the 2011 collaboration; and (ii) amounts paid in connection with the signature of the 2014 agreement and development milestones for products now under development (up to a total of €295 million, of which up to €287 million is outstanding) for the first compound to be developed and marketed under the 2014 collaboration, additional milestones in respect of other compounds advanced under this collaboration, plus tiered royalties on global sales of products stemming from the collaboration.

    See "—Material Contracts."

  •
  The opportunity to advance and broaden our proprietary pipeline of novel investigational treatments funded by our expected future milestone and royalty payments—We are currently implementing a business strategy that emphasizes deploying royalty and milestone payments from our out-licensed products to support the development of our proprietary drug candidate pipeline. We are focusing on our three most promising proprietary clinical programs, which we plan to take through full development and registration, ZP1848, ZP4207 (single-dose) and ZP4207 (multiple-dose). See "—Proprietary Pipeline of Product Candidates."

  •
  Expertise in the invention and development of peptide-based product candidates, coupled with a track record of pharmaceutical development and clinical achievement, for peptide-based medicines—We have a significant track record of success in the invention and development of novel peptide-based medicines and product candidates, resulting from our deep understanding of peptide chemistry and extensive experience in improving naturally occurring peptides by modifying and optimizing them for therapeutic use. According to statistics published by Technavio Insights, the peptide therapeutics market is worth approximately $20 billion and is expected to grow by 9% per year between 2015 and 2018. Peptide therapeutics cover a range of indications, including Victoza (liraglutide, which is marketed by Novo Nordisk for type 2 diabetes), Byetta (exenatide-4, which is marketed by AstraZeneca for type 2 diabetes), Copaxone (glatiramer acetate, which is marketed by Teva/Sanofi for multiple sclerosis) and Forteo (teriparatide, which is marketed by Eli Lilly for osteoporosis). Our leading expertise in the structural design and pharmaceutical development of peptide-based medicines and product candidates, which we have demonstrated over the past 18 years, has enabled us to modify peptides for use as drugs, allowing the synthesis of novel analog forms of peptides. Peptides invented by us have shown improved profiles in terms of clinical therapeutic benefit, duration of action, stability and convenience of use.

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  An experienced management team and board of directors with global and broad-based scientific, medical and commercial expertise, as well as an agile and efficient organizational structure—Our senior management team and international board of directors have valuable global and diversified expertise in medicinal discovery, pharmaceutical development, clinical design and product advancement, as well as commercialization. Members of our management team have experience advancing medicinal products from discovery stage through to market, and have an average of 13 years of experience in the life sciences industry. In terms of our corporate organization, we are structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development. We have fully-integrated in-house R&D capabilities, which include 83 full-time equivalent employees as of March 31, 2016.

Our Growth Strategies

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  Focus on disease areas with relevance for peptide-based medicines and clearly defined unmet patient needs where specialty product candidates can be developed through focused and streamlined clinical trials—We focus on specialty disease areas where peptide-based medicines have the potential to treat unmet medical needs and can be developed through focused and streamlined clinical trials. We intend to continue to initiate new projects and identify unmet medical needs and specialty disease areas with well-defined patient populations where we believe that the present standard of care is inadequate and we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration. Our selection process for peptide-based product candidates also includes emphasizing targeted clinical development paths to registration and an opportunity to fast-track promising product candidates toward marketing approval or commercialization, either in-house or with collaboration partners, adopting a different approach depending on geography.

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  Invest our anticipated near-term royalty and milestone payments from our out-licensed product portfolio in the advancement of our proprietary product portfolio through to commercialization—We intend to deploy all or substantially all of the milestone revenue and sales royalties that we receive under the licensing agreements for our out-licensed products to fund the development and growth of our proprietary product portfolio. Our strategy also includes maintaining ownership of commercial rights and advancing on our own a growing number of existing and new investigational product candidates to regulatory approval and potentially marketing to patients in selected specialty disease areas and geographies. For example, we plan to take ZP1848 for SBS through clinical development and registration and we have applied for orphan status in the United States and in some European countries. By targeting patients being followed at selected highly-specialized centers, we believe that we have the opportunity to market the product candidate in the United States and Europe with a focused sales force and to establish commercial partnership(s) for commercialization in the rest of the world. We intend to further build our in-house capabilities through, for example, the retention of commercial and supply chain expertise, to enable us to market our proprietary medicines in certain targeted markets, beginning with the United States.

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  Maintain and foster a dynamic R&D organization and leading-edge peptide expertise to continue to provide novel peptide inventions for advancement to clinical development and registration—We have an established and validated leading-edge expertise in the design and development of peptide-based therapeutics and have fully-integrated in-house R&D capabilities. Our strategy is to invest further in our R&D and related functions and to combine internal scientific innovation with externally-sourced projects to expand our preclinical and early-stage clinical pipelines. In order to act quickly on new opportunities, we intend to maintain a dynamic R&D organization. Over the past few years, we have focused on expanding and strengthening our development capabilities. As a result, we have the in-house capacity and senior expertise to advance investigational medicines from initial concept to preclinical studies and through the clinical development phases, including registration.

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  Accelerate growth through strategic collaborations, in-licensing opportunities and acquisition opportunities in specialty disease areas where we can apply our in-house peptide expertise and development capabilities—Our partnering activities (including in-licensing, out-licensing, acquisitions and R&D collaborations) are an essential component in the development of our portfolio. We are actively exploring in-licensing opportunities where our distinct peptide expertise could be employed. In addition, with respect to our proprietary product candidates, we are seeking collaboration partners to provide required expertise in areas such as the marketing of approved drugs, at least in countries other than the United States and certain large European countries and providing devices to facilitate convenient administration of our medicines, such as the artificial pancreas or ready-to-use injectable pens.

Our Focus on Peptide-Based Medicines

        We focus on the discovery, design and development of innovative peptide-based medicines. Peptides are biological molecules that, like proteins, are made up of chains of amino acids. While proteins consist of chains of more than 50 amino acids, peptides are comprised of chains of two to 50 amino acids. Like proteins, peptides are one of the basic biological building blocks and occur naturally in all forms of life. In the human body, there are an estimated 7,000 native, or naturally occurring, peptides, which perform a wide variety of important physiological functions, including hormonal regulation and defense against infection.

        Native peptides are generally broken down quickly in the body and act for a short period of time (often for only a few minutes), which has made them generally unsuitable for use as medicines. However, native peptides can be modified for use as drugs through a number of enhancement techniques and technologies, allowing the synthesis of novel analog forms of peptides that have a longer half-life and can maintain and improve the favorable properties of native peptides, while in many cases reducing or eliminating less favorable attributes.

        As a result of the key functions peptides perform, therapeutic peptides have become an important drug class, and the peptide therapeutics market was worth approximately $20 billion in 2015 and was expected to grow by 9% per year between 2015 and 2018. Peptide drugs are increasingly accepted by both patients and physicians, even though most are administered by injection. Examples of commercialized peptide drugs with significant revenue include: Victoza (liraglutide, which is marketed by Novo Nordisk for type 2 diabetes), Byetta (exenatide-4, which is marketed by AstraZeneca for type 2 diabetes), Copaxone (glatiramer acetate, which is marketed by Teva/Sanofi for multiple sclerosis) and Forteo (teriparatide, which is marketed by Eli Lilly for osteoporosis).

        Peptides generally have a number of advantages as drug candidates, including: high selectivity with effects only on the intended target, providing specific therapeutic benefits; lower risks of toxicity with limited or no off-target effects; high potency with strong effects even at low concentrations; a favorable safety profile (including fewer side effects) with minimal drug-to-drug interactions, tailored half-lives and binding affinity; and higher regulatory approval rates, with approval rates of 20%, as compared to 10% for small molecule medications. Peptides are also smaller than proteins, which can offer potential advantages in terms of therapeutic administration.

        We specialize in developing peptide product candidates that are analogs of native peptides, which interact with receptors to achieve their biological effects. Most common drug classes, such as small molecule antibiotics and pain medications, block, or antagonize, receptors or biological pathways. Peptide medications can be receptor agonists, which activate receptors, or antagonists, which deactivate receptors, and can be more specific, selective and potent than small molecule drugs, often resulting in medicines that have a more beneficial therapeutic effect and improved safety profile.

        In addition, we sometimes employ certain proprietary technologies when designing novel peptide product candidates. One such proprietary peptide enhancing technology is our Structure Induced Probe, or SIP technology. The SIP technology adds a number of specific amino acids to the peptide, thereby strengthening or tightening its molecular structure to make it less susceptible to biological degradation. This ensures a longer life span in the blood and thereby permits less frequent dosing. The SIP technology is employed in both lixisenatide and elsiglutide.

        Other proprietary technologies we use have involved the addition of a fatty acid to the amino acid chain of a given peptide as another technique to increase its half-life in the blood stream, as well as working with dual acting peptides where one compound is able to simultaneously activate two different peptide receptors.

        The fundamental basis for our leading position in peptide R&D during our 18 year history is our broad and deep understanding of peptides and their therapeutic potential and uses. We employ a systematic and integrated approach to peptide product candidate development. After identifying natural peptides likely to play a role in key therapeutic areas that we have selected, our R&D team designs, formulates and tests innovative peptide analogs. We then seek to progress investigational peptide medicines quickly and efficiently through preclinical development, including the establishment of proof-of-mechanism in cell based disease assays (in vitro) and in animal disease models (in vivo). Our R&D organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development.

        Molecular modeling and screening, as well as peptide modification and formulation techniques, are used, as appropriate, to enhance the therapeutic characteristics and stability of peptide product candidates with the aim of developing medicines that can be successfully commercialized.

        Over the past few years, we have expanded and strengthened our development competencies downstream and have built a strong clinical development team, including specialists with quality assurance and regulatory expertise. As a result, we believe that we have the necessary in-house capacity to advance investigational medicines from idea to preclinical IND-enabling studies to late-stage clinical development, including registration and potentially commercialization.

        Our R&D processes and techniques have enabled us to generate novel peptide product candidates with enhanced biological activity, increased potency, a longer duration of action and an extended shelf life, as compared to native peptides.

Our Out-Licensed Product Candidates

        We have out-licensed a number of our peptide-based medicines and product candidates to third parties, including lixisenatide, a product currently marketed as a stand-alone medicine by Sanofi for the treatment of type 2 diabetes, iGlarLixi, a fixed-ratio combination treatment currently under FDA and EMA review that combines in a fixed-ratio lixisenatide with Sanofi's basal insulin Lantus to also treat type 2 diabetes, two preclinical product candidates based on our internally invented peptide projects licensed to BI for the treatment of diabetes and obesity, and a novel clinical stage GLP-2 analog, elsiglutide to Helsinn for the treatment of CID.

        The development and commercialization of lixisenatide and iGlarLixi or of any other combination product that includes lixisenatide is governed by our Sanofi License Agreement originally entered into in 2003 and subsequently amended. See "—Material Contracts—Sanofi License Agreement."

        The research, development and commercialization of our peptide-based product candidates that we have licensed to BI are covered by our two license agreements with BI. See "—Material Contracts—Licensing Agreements with Boehringer Ingelheim."

        The development and commercialization of elsiglutide and its back up compounds in the field of cancer supportive care have been licensed to Helsinn. See "—Material Contracts—Licensing Agreements with Helsinn."

Type 2 Diabetes Product Candidates

Lixisenatide

        Lixisenatide is a once-daily GLP-1 agonist that was invented by us and is now being marketed by our collaboration partner Sanofi for the treatment of type 2 diabetes. Lixisenatide is administered as a once-daily injection, with doses of 10 μg per day for the first two weeks of treatment and 20 μg per day thereafter.

        Lixisenatide is marketed by Sanofi currently only outside of the United States under the name Lyxumia. Sanofi has obtained regulatory approvals in 60 countries to market lixisenatide, but currently only does so in 42 such countries. Total sales of lixisenatide by Sanofi in 2015 were €38 million and were €9 million for the three months ended March 31, 2016. In July 2015, following the completion of a successful cardiovascular outcomes trial, called ELIXA, Sanofi submitted an NDA for lixisenatide in the United States. In September 2015, the FDA accepted Sanofi's NDA for lixisenatide for review, and the results of the FDA's review of the application are expected in July 2016.

        On May 25, 2016, lixisenatide was discussed at a meeting of the FDA Endocrinologic and Metabolic Drugs Advisory Committee, which, although it was not asked by the FDA to vote on a recommendation for approval of lixisenatide, stated that it did not identify issues that would preclude approval of the drug candidate by the FDA. The FDA is not bound by the Advisory Committee's views but takes them into consideration when reviewing an NDA.

iGlarLixi

        iGlarLixi is a fixed-ratio combination of lixisenatide with Sanofi's basal insulin Lantus. iGlarLixi has been observed to result in benefits, as compared to treatments with either basal insulin or a GLP-1 analog alone, pointing toward what we believe is a potential significant commercial opportunity. In particular, iGlarLixi aims to offer type 2 diabetes patients a superior therapeutic alternative when compared to treatment with each of the components alone. This is achieved through: (i) improved glycemic management; (ii) weight control (by being weight-neutral or leading to weight loss); (iii) slowing disease progression by helping to preserve the body's ability to control blood glucose and potentially reducing late-stage microvascular system complications which result in disorders of the kidney, the eyes, the sensory, motor and autonomous nerves, as well as the extremities; and (iv) providing a convenient once-daily single dose using an injectable pen device.

        iGlarLixi is one of only two product candidates (the other being Novo Nordisk's Xultophy, which is a combination of its GLP-1 analog Victoza and basal insulin Tresiba) in a new product class based on a fixed-ratio combination of a GLP-1 analog and basal insulin to better treat type 2 diabetes. iGlarLixi is under regulatory review in the United States and Europe.

        On May 25, 2016, the FDA Endocrinologic and Metabolic Drugs Advisory Committee voted to recommend approval for the marketing of iGlarLixi in the United States. The FDA is not bound by the Advisory Committee's recommendation but takes its advice into consideration when reviewing an NDA. The results of the FDA's review are expected in August 2016. We believe that iGlarLixi will be the first product in this fixed-ratio or combination of a GLP-1 analog and basal insulin to treat type 2 diabetes to be approved for marketing in the United States.

        Sanofi also submitted an application for iGlarLixi to the EMA in March 2016, the results of which are expected in the first quarter of 2017.

        iGlarLixi has been observed to result in benefits, as compared to treatments with either basal insulin or a GLP-1 analog alone, pointing towards what we believe to be a potential significant commercial opportunity. Lantus is the world's most prescribed insulin brand with company-reported sales for Sanofi of approximately €6.4 billion in 2015.

        Sanofi proposes to deliver iGlarLixi to patients via an injectable pen device based on its SoloStar pen platform, a device that Sanofi has used for many years. Sanofi is proposing two dosage pens for iGlarLixi. Pen A provides medication in a 2:1 ratio, with 10 to 40 units of Lantus combined with 5 to 20 μg of lixisenatide. Pen B provides medication in a 3:1 ratio, with 30 to 60 units of insulin glargine combined with 10 to 20 μg of lixisenatide.

        Following the positive outcome of the FDA Endocrinologic and Metabolic Drugs Advisory Committee meeting, we understand that Sanofi is working closely with the FDA as it completes its review.

Overview of Diabetes

        Diabetes is a group of diseases characterized by high blood glucose levels that result from deficiencies in the body's ability to produce, use or respond to insulin. Glucose is the type of sugar that the cells of the body use for energy. Insulin is a hormone produced in the beta cells of the pancreas that plays a central role in transporting glucose from the blood stream into cells.

        There are two forms of diabetes, type 1 and type 2:

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  Type 1 diabetes results from a loss of the ability to produce insulin. Type 1 diabetes is treated generally with injections of insulin or modified forms of insulin (insulin analogs); and

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  Type 2 diabetes is a chronic disease, which begins when the body cannot produce adequate levels of insulin or loses the ability to respond to insulin (insulin resistance). The key to effective management of type 2 diabetes is to control high blood glucose levels (hyperglycemia).

        Both type 1 and type 2 diabetes are complex, chronic and progressive disorders that, left untreated, can lead to long-term health complications and shortened life expectancy. High blood glucose levels increase the risk of cardiovascular diseases such as high blood pressure, heart disease and stroke. Prolonged and widely varying blood glucose levels can lead to microvascular complications, resulting in permanent damage to the kidneys, the eyes, the sensory, motor and autonomous nerves, as well as the extremities. Both high blood glucose levels (hyperglycemia) and low blood glucose levels (hypoglycemia) are undesirable and present serious health hazards.

        Of the various risk factors involved in contracting type 2 diabetes, including lifestyle and age, one of the most important is obesity. Obesity plays a central role in insulin resistance and the progression of type 2 diabetes. Body weight loss is associated with substantial reductions in diabetes-related mortality in overweight individuals while also improving other health parameters, such as blood pressure and cholesterol levels.

Global Diabetes Market

        According to the International Diabetes Federation, or IDF, in 2015 an estimated 415 million people between the ages of 20 and 79 were affected by diabetes globally, with up to 91% of adults with the disease in high-income countries having type 2 diabetes. The IDF also estimated that as of 2015, 29.3 million individuals in the United States, or 9.2% of the population, had diabetes. The IDF estimates that globally 642 million adults will be affected by diabetes by 2040.

        According to the IDF, diabetes-related expenditures in 2015 totaled $521 billion in North America, the Caribbean and Europe. Further, according to the IDF, aggregate diabetes-related expenditures in the United States, China and Germany, the three countries that spend the most on healthcare, amounted to 60% of the total global expenditures on diabetes, even though these countries only accounted for 35.1% of the global diabetes population. In addition, the IDF estimates the aggregate diabetes-related expenditures in the three highest spending regions of Western Pacific, Middle East and North Africa and South and Central America amounted to $157.7 billion in 2015 and expects these expenditures to increase by 39% by 2040 as a result of aging populations, people leading increasingly unhealthy lifestyles and an expected increase in life expectancy.

        Treatments for type 2 diabetes are intended to reestablish glucose homeostasis, or a condition of balance or equilibrium of glucose levels since widely varying glucose levels can lead to long term health complications for patients.

        HbA1c is the generally accepted measure of glycemic (glucose level) control, and the most validated measure of how well a patient has been able to control its type 2 diabetes. It is a blood test that checks the amount of glucose bound to hemoglobin, a protein found inside red blood cells responsible for carrying oxygen coming from the lungs to the different parts of the body. When hemoglobin bonds with glucose, a coat of sugar forms on the hemoglobin, and that coat gets thicker when there is more glucose in the blood. HbA1c tests measure how thick that coat has been over the past approximate three months, which is how long a typical red blood cell lives. People who have type 2 diabetes have higher HbA1c levels than normal. As a result, an HbA1c test can be used to diagnose and monitor the progression of type 2 diabetes.

        A consensus statement adopted by the American Diabetes Association, or the ADA, and the European Association for the Study of Diabetes, or the EASD, in 2012 and updated in 2015, in light of the results of controlled clinical trials, provided that in order to reduce the risk of the most common complications of diabetes, an HbA1c level equal to or greater than 7.0% should trigger initiation of therapy (or a change in prior therapy) with the goal of achieving an HbA1c level of less than 7.0%.

Current Therapies and their Limitations

        The principles of therapy for type 2 diabetes stem from the view that lowering and maintaining balanced HbA1c levels can reduce the risk of complications from diabetes, many of which are the result of damage to the body's microvascular systems that occur due to the combination of both high glucose levels and wide variations in glucose levels over time. Initially, patients with increased HbA1c levels are placed on an exercise regime and diet that limits the intake of carbohydrates and fatty foods, which are associated with increased glucose levels. However, exercise and dietary changes alone are often insufficient to control patients' glycemic levels, so newly diagnosed type 2 diabetes patients are typically prescribed metformin, an orally-administered small molecule generic drug, that limits glucose production in the liver, decreases intestinal absorption of glucose and improves insulin sensitivity by increasing peripheral glucose uptake and utilization. Often the combination of exercise, diet and metformin as a monotherapy are insufficient to achieve glucose homeostasis, so doctors prescribe additional medications to the treatment regimen, including:

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  oral sulfonylureas, which trigger pancreatic beta cells to release more insulin;

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  thiazolidinediones, a class of drugs that cause the body to produce new fat cells which, because such cells are generally more sensitive to insulin, lowers insulin resistance overall;

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  dipeptidyl peptidase-4, or DPP4, inhibitors, which slow the break down of GLP-1 (a signaling hormone that triggers the release of insulin after intake of food or beverage);

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  sodium-glucose co-transporter 2, or SGLT2, inhibitors, which are molecules that block glucose reabsorption in the kidney and increase glucose excretion, thereby lowering blood glucose levels; and

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  GLP-1 analogs, or synthetic forms of the naturally occurring GLP-1 found in the intestines, which act as a signaling hormone in the body to stimulate the pancreas to produce more insulin.

        The chart below summarizes general recommendations for therapies available to treat type 2 diabetes:

Source: Diabetes Care 2015 Jan; 38(1): 140 - 149

        As the disease progresses, type 2 diabetes patients whose blood glucose levels continue to rise are likely to require insulin treatment. Although effective, insulin therapy has shortcomings, in particular, weight gain and the risk of hypoglycemia.

  GLP-1

        As noted above, GLP-1 analogs, which are synthetically modified versions of native GLP-1, are a class of medicines sometimes used as part of a treatment regimen for type 2 diabetes. GLP-1 is a peptide hormone produced in the body in response to the consumption of food. GLP-1 binds to specific receptors expressed in various tissues in the body, including pancreatic beta cells where insulin is produced, and the hypothalamus which is the portion of the brain that controls hunger. It exerts its main effect by stimulating glucose-dependent insulin release from the pancreatic beta cells. GLP-1 has also been shown to slow gastric emptying, inhibit inappropriate post-meal glucagon release and reduce food intake. The specific mechanisms of action by which GLP-1 stimulates the body in these ways is not fully understood.

        Given that the main actions of GLP-1 are to stimulate insulin secretion and regulate appetite and food intake, GLP-1 analogs are used as drugs to treat type 2 diabetes through mimicking the action of native GLP-1 and stimulating the release of insulin upon food ingestion. In clinical practice, GLP-1 therapy is associated with HbA1c reduction, weight loss and a low risk of hypoglycemia or "insulin shock."

        The chart below sets forth the generally understood therapeutic effects of GLP-1 therapy:

        According to IMS Health, the U.S. market represents approximately 75% of the total market for GLP-1 medicines and the European market represents approximately 15% of the total market. IMS Health estimates that the annual total sales for GLP-1 drugs in 2015 was $4.6 billion, a $1 billion increase, as compared to 2014.

        It is important to note that the recommendations on how best to treat type 2 diabetes vary somewhat, in part, because the basis for many of the recommendations is derived from expert consensus. Existing guidelines from professional societies like the ADA and EASD suggest that combination therapies should be considered when HbA1c levels are relatively high to more expeditiously achieve target HbA1c levels.

        The clinical implications of the rapidity in achievement of the target HbA1c level remains an area of uncertainty in diabetes management, and although the clinical benefit of sequential versus combination therapy is unclear, we believe the success of current GLP-1 monotherapy treatments and the May 25, 2016 vote by the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA to recommend approval of the NDA for iGlarLixi in the United States, suggests that experts on type 2 diabetes care and management will continue to see benefits in recommending GLP-1 monotherapy and combination therapies to manage HbA1c levels.

Clinical Development Summary for Lixisenatide

        Ten Phase 3 clinical trials on lixisenatide have been conducted in Europe and the United States. These trials involved more than 5,000 patients with type 2 diabetes and demonstrated lixisenatide's ability to lower HbA1c, reduce body weight and slow gastric emptying, with a reduction of post-prandial glucose and a low risk of hypoglycemia.

  Cardiovascular Safety Outcome Trial

        In June 2015, the results of ELIXA, a randomized, double-blind cardiovascular safety outcome trial, which was conducted with more than 6,000 adults with type 2 diabetes with a high risk of cardiovascular complications, were presented at the ADA 75th Scientific Sessions in Boston. The composite primary endpoint evaluated during this trial comprised cardiovascular death, non-fatal myocardial infarction, non-fatal stroke, or hospitalization for unstable angina. The top line results of this trial demonstrated lixisenatide to be safe, versus a placebo, on all cardiovascular safety parameters, and established lixisenatide as the first GLP-1 receptor agonist with proven cardiovascular safety. The ELIXA trial also concluded that lixisenatide carried no greater risk of pancreatitis or pancreatic cancer.

  GetGoal Duo-2 Trial

        In 2015, Sanofi completed a Phase 3b clinical trial, which examined glucose reduction and weight change of lixisenatide when added to basal insulin. This trial involved 894 patients with type 2 diabetes, inadequately controlled on basal insulin. In the trial, lixisenatide was observed to have a similar effect on glucose reduction compared to glulisine, a rapid-acting insulin, administered once or three times per day, for treatment intensification in patients with type 2 diabetes, with additional advantages relating to body weight compared to rapid-acting insulin administered three times per day. These findings suggested that lixisenatide could be used instead of glulisine as a basal insulin intensification treatment to control glucose levels, as summarized in the chart below:

Lixisenatide observed to be non-inferior to prandial (or short acting) insulin glulisine, administered once or three times daily, for HbA1c reduction

Source: Sanofi's Lixisenatide and Insulin Glargine/Lixisenatide Briefing Document, EMDAC Advisory Committee Meeting

Clinical Development Summary for iGlarLixi

        The therapeutic relevance of a combination treatment with basal insulin and a GLP-1 analog for patients with type 2 diabetes has been observed in several clinical trials and has also been endorsed by the FDA's Endocrinologic and Metabolic Drugs Advisory Committee voting in May 2016 to recommend the approval of the two product candidates in the class currently under FDA review, iGlarLixi and Xultophy.

        In 2015, the primary endpoints in two pivotal Phase 3 clinical trials for iGlarLixi were met, which showed decreased HbA1c in type 2 diabetes patients in a statistically significant manner. Prior to Sanofi deciding to refer to the combination product by the name iGlarLixi, the combination of our GLP-1 lixisenatide and Sanofi's Lantus basal insulin was previously referred to as LixiLan and, as a result, the two clinical trials were called LixiLan-O and LixiLan-L.

  LixiLan-O

        The LixiLan-O Phase 3 clinical trial examined the efficacy and safety of a once-daily single injection of iGlarLixi, as compared to treatment with either Lantus or lixisenatide alone in patients with type 2 diabetes, inadequately controlled on oral anti-diabetic, or OAD, medication. There were 1,170 patients with type 2 diabetes insufficiently controlled by OAD, medication who participated in the 30-week trial. iGlarLixi met the primary efficacy endpoint of the trial, showing a lowering of HbA1c (the measure of average blood sugar levels during the past three months), as compared to Lantus alone or lixisenatide alone when taken by type 2 diabetes patients treated with metformin.

        Specifically, iGlarLixi was observed to result in significantly greater reductions in HbA1c from a baseline of 8.1% and when compared to Lantus and to lixisenatide (–1.6%, –1.3%, –0.9%, respectively; p<0.0001). Treatment with iGlarLixi was also observed to result in a weight reduction compared to Lantus (difference of –1.4kg (p<0.0001)). Side effects were limited to some nausea and vomiting in treated patients. The chart below summarizes the LixiLan-O Phase 3 trial results.

Measurement	iGlarLixi results
HbA1c at baseline	8.1%
HbA1c after 30 weeks	6.5%
Absolute change	–1.6%
—Versus Lantus	–0.3%
—Versus lixisenatide	–0.7%
Patients achieving HbA1c < 7%	74%
Nausea	9.6%
Vomiting	3.2%
Absolute weight change	–0.3	kg
—Versus Lantus	–1.4	kg

  LixiLan-L

        The LixiLan-L Phase 3 clinical trial examined the efficacy and safety of a once-daily single injection of iGlarLixi, as compared to injection of basal insulin glargine (Lantus) on a stand-alone basis. There were 736 patients with type 2 diabetes insufficiently controlled on Lantus who participated in the 30-week trial. iGlarLixi met the primary efficacy endpoint of the trial, showing a lowering of HbA1c in type 2 diabetes patients insufficiently controlled with Lantus with or without metformin.

        Specifically, the results showed significantly greater reductions in HbA1c from a baseline of 8.1% and when compared to Lantus (–1.1%, –0.6%, respectively; p<0.0001). Treatment with iGlarLixi also resulted in a weight reduction compared to Lantus (difference of –1.4kg (p<0.0001)). The chart below summarizes the LixiLan-L Phase 3 results.

Measurement	iGlarLixi results
HbA1c at baseline	8.1%
HbA1c after 30 weeks	6.9%
Absolute change	–1.1%
—Versus Lantus	–0.5%
Patients achieving HbA1c < 7%	55%
Nausea	10.4%
Vomiting	3.6%
Absolute weight change	–0.7	kg
—Versus Lantus	–1.4	kg

Novel Treatments for Diabetes and Obesity

        We have out-licensed other peptide product candidates we developed to BI, pursuant to which novel lead candidates are in preclinical development: a once-weekly novel dual glucagon/GLP-1 receptor agonist product candidate for the treatment of diabetes and/or obesity, and a novel compound for the treatment of obesity and diabetes.

Glucagon/GLP-1 Dual Agonist for Treatment of Diabetes and/or Obesity

        In June 2011, we began our first collaboration with BI to advance a novel dual glucagon/GLP-1 agonist for the treatment of patients with type 2 diabetes and/or obesity. The research part of the collaboration was successfully completed in June 2013 with a portfolio of novel preclinical product candidates provided to BI. BI is responsible for conducting preclinical studies and clinical development, as well as for the commercialization of products stemming from the agreement, and for funding all activities under the collaboration.

Undisclosed Target for Treatment of Obesity and Diabetes

        In July 2014, we began our second collaboration with BI, which provided for a research program of up to four and half years with the aim of developing novel drugs that interact with a receptor believed to be relevant for treating patients suffering from obesity and diabetes. The biological target of this collaboration is at this stage confidential and has not been disclosed. BI is responsible for conducting preclinical studies and clinical development, as well as for the commercialization of products stemming from the agreement, and for funding all activities under the collaboration.

Clinical Development Summary for BI-Licensed Compounds

        The clinical development of the current lead compound, selected by BI in February 2016, under our first collaboration with BI is expected to begin in 2017. BI will focus on a once weekly instead of once daily treatment for type 2 diabetes and obesity.

        In October 2015, BI selected a novel peptide therapeutic under our second collaboration and advanced it into preclinical development. Clinical trials on this candidate are expected to be initiated in 2017.

Elsiglutide for the Treatment of Chemotherapy Induced Diarrhea

        Elsiglutide is a novel long-acting GLP-2 analog that we invented (and which we refer to internally as ZP1846). GLP-2 is a naturally occurring peptide hormone produced primarily by the small intestine. It is secreted in response to food ingestion and acts by binding to the GLP-2 receptor, which is predominantly found in the gastrointestinal tract. GLP-2 plays a key role in intestinal growth and formation and treatment with GLP-2 analogs have been observed to promote regeneration of the epithelial surface damaged by chemotherapy, the underlying cause of CID.

Overview of CID

        Chemotherapy drugs are intended to target and damage rapidly growing tumor cells, but they also damage rapidly growing healthy cells, such as the mucosal cells of the small intestine wall.

        CID is a severe and potentially life-threatening condition affecting cancer patients undergoing chemotherapy, especially with regimens containing 5-fluorouracil. CID is primarily associated with dehydration and electrolyte imbalance, renal insufficiency and immune dysfunction, hospitalization and reduced quality of life and sub-optimal cancer treatment.

        According to statistics published by Stein, Voigt and Jordan, 5-fluorouracil can result in up to 50-80% of cancer patients developing CID. Currently available therapies for CID only offer partial symptomatic relief with no drugs offered to prevent or decrease the intestinal mucosal damage caused by chemotherapy.

Clinical Development Summary for Elsiglutide

  Preclinical Studies and Phases 1 and 2 Clinical Trials

        Helsinn has completed preclinical studies and clinical trials of elsiglutide. In preclinical studies, elsiglutide was observed to stimulate growth of the intestinal mucosa and decrease the incidence and severity of CID.

        In May 2013, Helsinn completed a Phase 1b trial, in which elsiglutide was observed to be tolerated at doses well above expected therapeutic levels. Concurrently, Helsinn completed a Phase 2a trial with elsiglutide in colorectal cancer patients investigating the drug candidate's effect on CID. The Phase 2a trial was a randomized, double-blind, placebo-controlled proof-of-concept study to assess the efficacy and safety of elsiglutide for the prevention of CID. The study was conducted under an open IND application with the FDA in 19 European centers and enrolled 138 colorectal cancer patients. The patients were treated with 5-fluorouracil (5-FU) based chemotherapy.

        In May 2016, Helsinn announced the top-line results of a Phase 2b dose-finding clinical trial to further assess the effect of elsiglutide in the prevention of CID. This trial involved 497 colorectal cancer patients who were receiving 5-fluorouracil based chemotherapy regimens and who had been randomized for treatment with one of three doses of elsiglutide (10mg, 20 mg or 40 mg) or a placebo. The primary endpoint of the trial was the proportion of patients with diarrhea of at least grade 2 during the first cycle of chemotherapy. Although elsiglutide was observed to reduce the incidence of CID in colorectal cancer patients, the observed effect was not statistically significant to meet the trial's primary endpoint. Helsinn is currently performing a full evaluation of the Phase 2b data, after which it will decide whether to pursue potential development options for elsiglutide.

  CID Observational Study

        Although not focused on elsiglutide, Helsinn has also conducted an international, multicenter observational study to gain a better understanding of the incidence rate and clinical impact of CID in colorectal and breast cancer patients. Approximately 1,700 patients were enrolled in this study, the results of which have not yet been released by Helsinn.

Proprietary Pipeline of Product Candidates

        Our proprietary pipeline includes, among others, three product candidates in clinical development: ZP1848, which is intended to treat SBS; ZP4207, formulated for use in a single-dose, ready-to-use disposable injection pen, which is intended as a rescue treatment for severe hypoglycemia or "insulin shock"; and ZP4207, formulated for use in multiple-dose administrations, which is intended for use in new treatments for insulin-dependent diabetes patients, such as a dual-hormone artificial pancreas.

ZP1848 for SBS

        ZP1848 is a novel long-acting GLP-2 analog that we developed. GLP-2 is a native signaling hormone, like GLP-1, secreted upon nutrient intake, which stimulates intestinal growth. We believe that ZP1848 could become an effective treatment for SBS with the potential to be superior to existing treatments because ZP1848 is a stable and soluble GLP-2 that could be administered in a repeat-dose, ready-to-use disposable injection pen that would serve as an easy-to-use treatment option for SBS patients.

Overview of SBS

        SBS is a complex chronic disease characterized by severe or complete loss of bowel function. SBS can result from either surgical removal of portions of the small intestine and colon or from loss of function as a result of bowel damage. The primary underlying causes of SBS are Crohn's disease, ischemia, radiation and colon cancer.

        Patients with SBS have reduced intestinal absorption and ability to maintain protein-energy, fluid, electrolyte, or micronutrient balances when on a conventionally accepted, normal diet. Current treatment options for SBS are limited to: (i) eating small but highly frequent meals to put less stress on the shortened bowel; (ii) parenteral (or intravenous) support nutrition through a central catheter for up to 16 hours per day; and (iii) teduglutide (marketed by Shire plc as Gattex), a GLP-2 analog available only as a lyophilized powder, requiring a multi-step reconstitution process before injection, which can make it difficult for patients to administer.

        There are complications associated with current SBS treatment regimens. For example, patients dependent on regular parenteral nutrition can experience a number of serious and life-threatening complications associated with SBS and treatment for SBS, including a high risk of sepsis, blood clots or liver damage, and reduced quality-of-life due to the time required for, and consequences of, frequent access to an intravenous pump.

        SBS qualifies for orphan status in both the United States and Europe. In the United States, the true prevalence of SBS is unknown because no reliable patient database exists. Best estimates are based on statistical studies, indicating that there are between 15,000 and 20,000 adult SBS patients. In Europe, there are an estimated 10,000 and 20,000 patients with SBS. Moreover, as awareness of SBS increases, cases of SBS are becoming more prevalent and increasingly diagnosed and reported by physicians. Accordingly, we believe that this is a growing disease area of high unmet medical need.

Clinical Development Summary for ZP1848

        We are developing ZP1848, a novel long-acting GLP-2 analog, to treat SBS. In February 2016, we dosed ZP1848 to patients with SBS in a Phase 2 proof-of-concept clinical trial; results from this trial are expected in the first half of 2017. Based on the results of our studies to date, we believe that ZP1848's longer half-life and its differentiated stability in a liquid formulation may allow development of a product candidate that better meets patient needs, including by providing an easy-to-use treatment option for SBS. Current treatment options for SBS are limited to: eating small but highly frequent meals to put less stress on the shortened bowel, parenteral support nutrition through a central catheter for up to 16 hours per day, and teduglutide, a GLP-2 analog available only as a lyophilized powder, requiring a multi-step reconstitution process before injection, which can make it difficult for patients to administer.

(1)
Source: Zealand Investigator Brochure, edition 3

(2)
Gattex prescribing information, NPS Pharmaceuticals, Bedminster, New Jersey 2015

(3)
Teduglutide required supplies: vial of lyophilized teduglutide, diluent syringe, needle, dosing syringe, 7-step preparation instructions

  Preclinical Studies and Phase 1 Trials

        We conducted preclinical studies in which ZP1848 was observed to increase small intestinal mass in animals to a larger extent than a comparator GLP-2 analog, as summarized in the chart below:

        A Phase 1a clinical trial of ZP1848 was conducted in 60 healthy volunteers. In this trial, ZP1848 was observed to have a favorable safety and tolerability profile in doses of up to 96 mg. The design of the Phase 1a clinical trial of ZP1848 is summarized in the chart below:

Dose Cohorts	1	2	3	4	5	6	7
Number of Subjects (Active/Placebo)	6/2	6/2	6/2	6/2	6/2	6/2	6/2
Dose (mg)	1.6	3.0	6.0	12.0	24.0	48.0	96.0

        The key results were as follows:

  •
  common adverse events: mild/transient local reactions at highest ZP1848 dose;

  •
  no serious adverse events;

  •
  no overall difference in systemic adverse events between ZP1848, as compared to placebo; and

  •
  ZP1848 is rapidly absorbed: median Tmax (or the amount of time that ZP1848 was present at the maximum concentration in the blood) 30 minutes to 1 hour.

        The Phase 1b clinical trial was conducted in 10 Crohn's disease patients in remission, studying the biomarker citrulline, which is an indicator of the regeneration of mucosal cells in, and well-being of, the digestive system. Each patient was dosed with up to 20 mg of ZP1848 through once-daily injections over the course of two weeks. In the Phase 1b clinical trial, we observed a clear positive effect (86% increase) on the citrulline levels in the patients treated with ZP1848, as compared to patients treated with a placebo, as summarized in the chart below. No significant adverse events were reported.

  Ongoing Phase 2 Trial

        In February 2016, we initiated a double-blind, proof-of-concept, dose-finding trial for ZP1848, in which 18 patients are to be enrolled. The primary endpoint of this trial is based on the change from baseline of wet weight of ostomy output or diarrhea. The trial is being conducted in Denmark, and we expect to report the results of this trial in the first half of 2017.

        At the outset, patient candidates for trial participation were assessed for eligibility. Once confirmed, patients are to be hospitalized for a week for the first (T1) of four balance study periods during which input (i.e., copies of the candidates' meals and drinks) is collected and output (i.e., feces and urine) is measured for three consecutive days. On the last day of the hospital stay, the first treatment period is commenced. Patients are randomized into groups which are allocated one of three doses of ZP1848 (high, medium or low) to be administered subcutaneously by the patient once daily for three weeks.

        During the last week of the first treatment period, patients are hospitalized again and the second balance study (T2) is conducted.

        Thereafter, a 4-week treatment-free, wash-out period follows. After the wash out, the patients are re-hospitalized for another treatment period with balance studies conducted before (T3) and at the end (T4) of the second treatment period. For the second treatment period, patients are randomized to one of the other two doses of ZP1848.

        The design of the ZP1848 Phase 2 double-blind, proof-of-concept, dose-finding clinical trial is summarized in the chart below. The primary endpoint of this trial is the absolute change from baseline of wet weight of ostomy output or diarrhea.

Commercial Potential of ZP1848

        If the ongoing clinical trials show that ZP1848 is safe and effective for the treatment of SBS, we believe that there is substantial market potential for ZP1848 due to the relative attractiveness of ZP1848 compared to the treatments that are currently prescribed for SBS and the size of the market for such treatments. SBS is a serious condition for which there is a significant opportunity to improve disease management and patient outcome. While the marketed GLP-2 analog teduglutide (marketed by Shire plc as Gattex) has a half-life of 1.3 to 2 hours and is provided in the form of a lyophilized powder, which requires reconstitution with sterile water in a multi-step process before use, we intend to develop ZP1848 in a repeat-dose, ready-to-use disposable injection pen, with ZP1848 expected to have a half-life of 14 to 17 hours. We believe that this will provide significant benefits to patients requiring the long-acting profile of our GLP-2 analog. The 2006 annual reimbursement for Home Parenteral Nutrition-related health services across clinical settings for SBS has been estimated at approximately $2.3 billion and the related cost per patient can exceed $100,000 annually per patient according to the Short Bowel Foundation. Teduglutide was first launched by NPS Pharmaceuticals Inc. in the United States in 2013 for treatment of adult patients with SBS who are dependent on parenteral support. Shire acquired NPS Pharmaceuticals in 2015 and reported global teduglutide sales of $142 million in 2015 (an increase of 51% compared to 2014). Accordingly in 2015, approximately 550 patients were treated with teduglutide in the United States alone. Consolidated sales of teduglutide in 2020 are estimated to be $500 million, according to Evaluate Pharma 2016.

ZP4207 for Hypoglycemia

        We are developing ZP4207, a novel analog of human glucagon. Glucagon is a hormone that increases the level of blood glucose in the body. Unlike native glucagon, ZP4207 has been observed to be highly soluble and to have a favorable physical and chemical stability profile in liquid solution, while having a comparable effect to native glucagon in releasing glucose stores into the blood stream. ZP4207 is a chemically synthesized peptide, with seven amino acid substitutions compared to native glucagon. Data from an early lead candidate ZP-GA-1, which has a similar formulation to ZP4207, is presented below. The three charts provide evidence that the ZP-GA-1 predecessor candidate has excellent chemical stability, significantly improved solubility versus native glucagon and superior physical stability, respectively.

Source: A Novel Glucagon Analogue, ZP-GA-1, Displays Increased Chemical and Physical Stability in Liquid formulation, Riber D. et al.—Poster, the ADA 73rd Scientific Sessions, Chicago, USA, June 21 - 25, 2013

        ZP4207 is an advanced glucagon analog that is stable in a liquid formulation for use in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients. We are currently exploring two formulations of ZP4207 in parallel, a single-dose and multiple-dose version. Preclinical PK/PD data on the early lead candidate ZP-GA-1 is summarized in the chart below, showing a PK/PD profile similar to existing glucagon.

Pharmacokinetic Profile	Pharmacodynamic Profile

  Glucagon

        Glucagon is a peptide hormone, produced by alpha cells of the pancreas and secreted to prevent blood glucose levels from dropping too low, thus playing an essential role for a well-functioning metabolic system. Native glucagon has not been widely used in therapeutic treatment as its use has proven challenging due to its low solubility and poor stability in liquid form.

Overview of Hypoglycemia

        Hypoglycemia is a condition in which blood glucose drops to unsafe levels. It is most frequently associated with diabetes and primarily arises in diabetes patients on insulin therapy only. Symptoms of a hypoglycemic episode include anxiety, sweating, tremors, palpitations, nausea and pallor. In severe cases, hypoglycemia can lead to loss of consciousness, seizures, coma and death.

        Severe hypoglycemia or "insulin shock" occurs when blood glucose levels become so low that the assistance of another person is required to treat the condition by administration of intravenous glucose or glucagon injection. Severe hypoglycemia is classed as a diabetic emergency and primarily an issue for diabetes patients treated with insulin.

        Data published in June 2015 in Diabetes Care and generated from a cohort of more than 16,000 people with type 1 diabetes as part of the T1D Exchange Patient Registry, indicates that severe hypoglycemia occurs frequently. The fear of another episode often leads to reduced glucose control (i.e., allowing blood glucose to remain higher than desired), which, in turn, increases risk of micro- and macrovascular complications.

        According to the 2014 National Diabetes Statistics Report, approximately 29% of all adult patients diagnosed with diabetes in the United States are treated with insulin. Type 1 diabetes patients are the most likely to experience episodes of hypoglycemia because they often inject themselves with insulin up to six times per day or use an insulin pump.

        According to IMS Health, the U.S. glucagon market was valued at approximately $305 million in 2015, and we believe that this market is significantly underpenetrated owing to the complexity of the hypoglycemia treatments, such as glucagon rescue kits, currently available on the market.

Single-Dose ZP4207

        We are developing ZP4207 as a single-dose rescue treatment for acute, severe hypoglycemia or "insulin shock," to be made available in a single-dose ready-to-use disposable injection pen, which would provide diabetes patients, relatives and caregivers with a treatment option that is more convenient and faster to use than existing treatment alternatives.

        We believe the market potential for this treatment to be highly attractive as, at present, current glucagon treatments are solely available in the form of a lyophilized powder, which requires reconstitution with sterile water in a multi-step process before use. In the case of an acute, severe hypoglycemia event, this can lead to handling errors, delayed administration of glucagon and sub-optimal treatment. Accordingly, we believe that ZP4207 will have an advantage in comparison to other drugs on the market due to relative ease of administration.

Clinical Development Summary for Single-Dose ZP4207

  Phase 1a Trials for ZP4207

        During a Phase 1a trial, ZP4207 was observed to restore blood glucose to baseline levels or above in a dose-dependent manner comparable to native glucagon products, while also being suitable for long term storage in a liquid dosage form. The Phase 1a trial was conducted as a two-part randomized, double-blind and placebo-controlled trial at a clinical diabetes center in Germany to evaluate the safety and tolerability of ZP4207 and to assess various pharmacokinetic and pharmacodynamics measurements of ZP4207, as compared to native glucagon. 64 healthy volunteers were enrolled in the first part of the trial, each of whom received single-ascending doses of ZP4207 of 0.01 mg to 2.0 mg. In the second part of the trial, the same endpoints were evaluated in 20 patients with type 1 diabetes, who were made hypoglycemic before treatment in order to evaluate the efficacy of ZP4207 to release glucose stores and increase blood sugar levels in a cross-over design with native glucagon as an active comparator.

        The first phase of the trial design consisted of single-ascending doses of ZP4207 that were administered subcutaneously in six cohorts and intramuscular in three cohorts, compared to fixed doses of a marketed glucagon product (GlucaGen). The trial was double-blinded in 64 healthy volunteers, randomized to either one single dose of ZP4207 (six subjects per cohort) or marketed glucagon (two subjects per cohort).

        The design of the ZP4207 Phase 1a clinical trial is summarized in the charts below:

        The second phase of the trial design consisted of a fixed, single dose of ZP4207 administered subcutaneously, compared to fixed dose of marketed glucagon (GlucaGen). The trial was double-blinded in 20 patients with type 1 diabetes, randomized to either ZP4207 or the marketed glucagon product (GlucaGen) after an insulin-induced hypoglycemic event in a two sequence group cross-over design, as shown in the chart below:

        Results showed that ZP4207 was safe and well-tolerated across all doses evaluated (0.1mg to 2mg per subject). Furthermore, blood glucose levels increased across a broad dose range.

  Ongoing Phase 2 Clinical Trial

        In February 2016, we initiated a Phase 2 single-center, randomized, double-blind PK/PD dose-finding trial. This trial is expected to involve 56 patients with type 1 diabetes. The primary trial objective is to evaluate the pharmacokinetics and pharmacodynamics of ZP4207 to be able to fully compare its effect to that of a marketed glucagon product (GlucaGen).

        Patients in the trial will be randomized to one of four groups who will receive four different single doses of ZP4207 administered subcutaneously after an insulin-induced hypoglycemia event. In the lowest dose group, a parallel design will be applied, and in the second to fourth dosing groups, patients will be dosed with both ZP4207 and a marketed glucagon product (GlucaGen) in a crossover design. The results of this Phase 2 trial are expected to be reported in the third quarter of 2016.

        The design of the ZP4207 Phase 2 clinical trial is summarized in the chart below:

Commercial Potential for Single-Dose ZP4207

        Glucagon is currently marketed in the United States by Novo Nordisk, Fresenius Kabi, Bedford Laboratories and Eli Lilly as a lyophilized powder in a vial for reconstitution with sterile water before injection. According to data from IMS Health, 2015 revenue from these products was over $305 million in the United States. We believe, however, that a larger market opportunity exists because, despite a recommendation from the ADA that all diabetes patients with increased risk of severe hypoglycemia should be prescribed and carry with them a glucagon rescue kit, we estimate that a maximum of up to 25% of type 1 diabetes patients possess one. In addition, the proportion of type 2 diabetes patients carrying a glucagon rescue kit is believed to be even lower, potentially due to the complexity of the current rescue kits.

        We believe there will be at least two main competitors seeking to offer glucagon in an easy to administer form for rescue treatment:

  •
  Eli Lilly: Through its October 2015 acquisition of Locemia Solutions ULC, Eli Lilly intends to advance the Locemia intranasal glucagon, a device for intranasal administration of glucagon powder, which we understand is in Phase 3 clinical development. Human factor data presented at the EASD in 2015 demonstrated better ease-of-use compared to a marketed glucagon rescue kit; and

  •
  Xeris Pharmaceuticals, Inc.: Xeris is developing the G-Pen, a ready-to-use auto injector for glucagon rescue treatment, which we understand is in Phase 3 clinical development. Xeris has developed a liquid formulation of glucagon in a water free organic solvent, with human factor data presented at a conference for Advanced Technologies and Treatments for Diabetes in 2016, demonstrating better ease-of-use compared to a marketed glucagon rescue kit.

        Our own market research indicates that an auto-injector pen is the preferred method of administration for a glucagon rescue treatment for severe hypoglycemia or "insulin shock" among patients, caregivers, and health care professionals, and is preferred over the current marketed products, nasal powder, a patch or a vial administration.

        As a result of the foregoing, we believe that a ready-to-use version of glucagon in a pen device has the potential to both make significant inroads in market share in the existing market and to increase the penetration of the market.

Multiple-Dose ZP4207 for Possible Use in an Artificial Pancreas

        We are also developing a multiple-dose version of ZP4207 for possible use in a dual-hormone artificial pancreas system for insulin-dependent diabetes patients. We believe that the market potential for this version is significant because, if successful, it will permit the further development of artificial pancreas systems, which in turn will help improve the way in which type 1 diabetes is managed.

        Currently, the majority of patients with type 1 diabetes manually measures levels of glucose in their blood by either using the traditional method of pricking one's finger, or by using a continuous glucose monitor. Based on these measurements, they must adjust glucose levels by taking multiple injections of insulin daily or by continually infusing insulin with a pump via needles placed under the skin. This requires diligence and a manual effort by the user. By automating the detection of blood sugar levels and delivery of insulin or glucagon in response to changes, HbA1c levels can be managed more closely, and artificial pancreas systems as they evolve and are improved are likely to transform the lives of people with type 1 diabetes.

        As a stable peptide analog of human glucagon, ZP4207 is suited for the management of type 1 diabetes when used continually as part of a dual-hormone artificial pancreas system. ZP4207, comprises 29 amino acids, with seven substitutions compared to native glucagon, to improve physical and chemical stability in aqueous media, making it suitable for liquid formulation. We believe ZP4207 can create a new treatment paradigm for type 1 diabetes management as part of a dual-hormone artificial pancreas system, offering a holistic, fully-automated approach to glycemic control rather than providing a component that addresses only one aspect of glycemic control (e.g., insulin infusion, glucose sensing, therapeutic dosing decisions). We expect that ZP4207, as part of dual-hormone artificial pancreas system, will:

  •
  reduce mean glycemia in nearly all type 1 diabetes subjects to levels that meet or exceed the ADA's goal for therapy;

  •
  eradicate long-term microvascular and neurological complications when the product/device combination is implemented at the time of diagnosis;

  •
  reduce mild hypoglycemia and significantly lessen the risk of severe hypoglycemia or "insulin shock"; and

  •
  automate glycemic management, thereby lessening the day-to-day burden on patients and improving compliance with therapy.

        We believe that the combination of ZP4207 and dual-hormone artificial pancreas systems will create a significant improvement in the way diabetes is managed. In addition, this product/device combination is expected to provide increased effectiveness in delivering therapy, thereby addressing the unmet medical needs of type 1 diabetes patients already recognized by the FDA.

Commercial Potential for Multiple-Dose ZP4207

        We believe that there is significant market potential for the use of ZP4207 in a dual-hormone artificial pancreas system and that, if such a system is successfully developed and approved for marketing, the benefits of such a system could drive significant patient adoption. As of the date of this offering, according to Diabetes Self-Management, an estimated 320,000 out of 1.25 million patients with type 1 diabetes are on insulin pumps. Automating control, for example for a dual-hormone artificial pancreas system would likely drive more patients to switch from reliance on multiple daily manual insulin injections to an automated mechanism. We believe that this automation, together with the ongoing underlying increase in type 1 diabetes incidence, may increase the proportion of patients eligible for a dual-hormone artificial pancreas system. In addition, a proportion of patients with type 2 diabetes may also be candidates for a dual-hormone artificial pancreas system given the severity of, and difficulties in managing, the disease normally increases with duration of disease. Dual-hormone artificial pancreas systems are believed to be able to work with currently available insulin products and, accordingly, the glucagon analog component would represent an innovative addition to such systems.

Clinical Development Summary for Multiple-Dose ZP4207

  Phase 1b Clinical Trial

        In May 2015, we received a $1.8 million grant from the Helmsley Charitable Trust to fund initial preclinical and clinical activities for our multiple-dose ZP4207.

        In 2015, we also initiated and completed a Phase 1b randomized, double-blind and placebo controlled clinical trial of the multiple-dose ZP4207 involving 24 healthy volunteers. Patients were randomized to multiple-ascending doses of ZP4207 (six subjects per cohort) or placebo (two subjects per cohort), administered subcutaneously over five consecutive days. The results of the trial observed that ZP4207 in multiple-dose use has a safe and well-tolerated profile with the ability to provide a clinically relevant blood glucose response. The primary endpoints of this clinical trial were to evaluate the safety and tolerability of the ZP4207 compound after multiple dosing. The secondary endpoints of this clinical trial measured the pharmacokinetics and pharmacodynamics (blood sugar levels) of ZP4207 after multiple dosing. The trial was conducted at a clinical diabetes center in Germany. Participants in the clinical trial received three different cohorts of daily doses of ZP2407, each over five days.

Collaboration with Beta Bionics

        In June 2016, we entered into a collaboration arrangement with Beta Bionics, a medical device company, to combine our multiple-dose version of ZP4207 with Beta Bionics' advanced investigational bionic pancreas platform technology called iLet. iLet is a dual-hormone pocket-sized wearable medical device that Beta Bionics believes will be able to autonomously manage blood sugar levels in diabetes patients. To advance this program through clinical development, we expect to work with Beta Bionics to initiate in the second half of 2016 a Phase 2a clinical trial in type 1 diabetes patients to test the safety and efficacy of ZP4207 when used in the iLet. We have submitted an IND for ZP4207 for this indication to the FDA. We retain all proprietary rights to ZP4207 under this collaboration arrangement.

Preclinical Proprietary Projects

        Our proprietary pipeline comprises several other therapeutic peptides in preclinical development. Of these, the most advanced target diabetes and/or obesity:

  •
  Glucagon/GLP-1 dual agonist (ZP2929)—ZP2929 is a novel glucagon/GLP-1 dual agonist for the treatment of type 2 diabetes and/or obesity that was returned to us by BI after the FDA placed the ZP2929 IND on full clinical hold and BI selected a new lead compound to replace ZP2929 under our first collaboration with BI. We have full control over the further development of this product candidate, subject to a right of first negotiation granted to BI for a collaboration agreement upon the earlier of completion of Phase 1 development or the initiation of collaboration discussions with a third party. We have not yet determined whether we intend to advance ZP2929 further.

  •
  GIP receptor agonist (ZP-I-98)—ZP-I-98 is a novel GIP receptor agonist that has been observed in preclinical studies to have an enhanced effect on the treatment of type 2 diabetes when combined with a GLP-1 receptor agonist by inducing both robust glycemic control, as well as a greater loss of body weight than has been observed with standalone treatments. ZP-1-98 has a long-acting profile, which we believe indicates that it could be suitable for convenient weekly dosing.

  •
  GLP-1-GIP receptor dual agonist (ZP-DI-70)—ZP-DI-70, a potent and selective GLP-I-GIP receptor dual agonist, is a promising candidate for the treatment of type 2 diabetes with superior body weight lowering effects compared to existing therapies. We believe that the in vivo profile of the compound further suggests that ZP-DI-70 could be used as a convenient once-weekly treatment and pharmacokinetic and pharmacodynamics preclinical results suggest the possibility of prolonging the activity of GLP1-GIP dual agonists (building on existing evidence from animal studies which suggest that the anti-obesity efficacy of GLP-1 can be enhanced by co-administration with GIP).

  •
  GLP-1-gastrin dual agonist (ZP3022)—ZP3022 is in preclinical studies and has been observed to increase beta cell mass and improve glycemic control in rodent models, db/db (genetically modified and obese) mice and Zucker Diabetic Fatty rats. ZP3022 produces a unique gene expression response, as compared to exendin-4 administered alone or in combination with gastrin17, and we believe that it may have the potential to delay or prevent beta cell dysfunction.

  •
  GLP-1/GLP-2 dual agonist (ZP-GG-72)—ZP-GG-72, during preclinical studies, has been evaluated for potency on GLP-1 and GLP-2 receptors with pharmacological effects investigated in diet induced obese mice versus teduglutide (a GLP-2 analog) and exendin-4 (a GLP-1 analog). ZP-GG-72 has been observed to cause an increase in intestinal weight and improved glycemic control.

Sales and Distribution

        Sanofi carries out the sales and distribution of Lyxumia outside the United States and pays a royalty to us on such sales under the terms of our collaboration. To the extent that lixisenatide is approved for marketing in the United States or iGlarLixi receives approval by the FDA or the EMA for marketing and distribution, Sanofi will also be responsible for all sales and distribution of those products. Similarly, BI will be responsible for the sales and distribution of any of our product candidates that might be marketed and distributed under our collaborations with BI, and Helsinn will be responsible for sales and distribution for elsiglutide should it be advanced and approved. With respect to our own proprietary product candidate pipeline, we are not yet in a position to sell or distribute any product candidate should it be approved, on our own. It is our intention, however, to continue to build up our own internal capabilities and skills such that we may be able to do so in the future for selected product candidates and geographies.

Suppliers

        A number of raw materials are used to produce our proprietary product candidates. The bulk of the raw materials are items that are also used by other pharmaceutical producers, so are generally not difficult for us to obtain. As of the date of this prospectus, we are dependent only on suppliers of raw materials solely for use in the preclinical and clinical development stages of our product candidates.

Material Contracts

Sanofi License Agreement for Lixisenatide and iGlarLixi

        Pursuant to the Sanofi License Agreement, we have granted to Sanofi an exclusive global license of our interests in the patents and know-how required to: (i) make, or have made, lixisenatide, together with its salts, prodrugs, metabolites, fragments and other derivatives and (ii) make, or have made, develop, register, market, sell and distribute any pharmaceutical preparation or cell therapy product or other product containing or releasing lixisenatide, in each case, for the prevention of and treatment of type 2 diabetes and any other indication in humans and other species. As part of the Sanofi License Agreement, we agreed not to conduct research or development of lixisenatide, nor may we grant any license under the licensed patents and know-how to any party other than Sanofi.

        Sanofi assumes responsibility for the further development, manufacturing and marketing of lixisenatide.

        The Sanofi License Agreement entitles us to receive non-refundable tiered low double digit percentage royalty payments in respect of global net sales of lixisenatide and a fixed, low double digit percentage royalty payments in respect of global net sales of iGlarLixi and any other combination product including lixisenatide. Royalties are not payable if there is not a valid patent claim covering the manufacturing, the marketing, the sale and/or the distribution of the product in a country. In addition, we are also entitled to development and commercial milestone payments of which $140 million are outstanding in connection with the achievement of specified development and commercial milestone events relating to Lyxumia and iGlarLixi.

        Absent early termination, the Sanofi License Agreement continues on a country-by-country basis until the later of the expiration of all applicable licensed patents and ten years after product launch. Either we or Sanofi may terminate, the Sanofi License Agreement if the other party breaches or declares bankruptcy, or if Sanofi acquires rights to certain other specific injectable and short acting GLP-1 products. Sanofi may terminate the Sanofi License Agreement at any time upon 90 days' notice.

        Sanofi has challenged the validity of certain patents owned by a competitor, AstraZeneca (and its affiliates), in both administrative and court proceedings in the United States and in certain other countries, and AstraZeneca has brought counterclaims in the U.S. proceedings that products containing lixisenatide infringe its patents. We are monitoring this litigation.

Licensing Agreements with Boehringer Ingelheim for Glucagon/GLP-1 dual agonists

        In June 2011, we entered into an exclusive, worldwide license, R&D collaboration agreement with BI to advance novel glucagon/GLP-1 dual acting peptide receptor agonists, or GGDAs, for the treatment, prevention and diagnosis of all human and animal diseases, with a primary research focus on patients with type 2 diabetes and obesity, or the 2011 BI License Agreement. Under the terms of the 2011 BI License Agreement, the parties collaborate in a research project related to new GGDA compounds, the term of which was extended by the parties in June 2014. We are responsible for conducting the research in accordance with a mutually agreed research plan, with BI covering research costs up to €4 million. We also collaborate with BI to develop one or more GGDA compounds. We lead development through completion of Phase 1 clinical trials; afterward, BI is obligated to use reasonable commercial efforts to develop GGDA compounds at its sole expense through to approval for marketing, sale, and distribution. We also granted BI an exclusive, worldwide license (with the right to sublicense) to our intellectual property to make, use, register, sell, import, export, research, have develop and commercialize the GGDA compounds and products containing such compounds, including certain trademark rights.

        Under the 2011 BI License Agreement, BI is solely responsible for obtaining and maintaining regulatory approvals from the applicable regulatory authorities.

        We are eligible to receive amounts in connection with the signature of the 2011 BI License Agreement and development milestones for products now under development of up to €386 million (of which €365 million is outstanding) related to the achievement of specified development, regulatory and commercial milestones for the first product to be developed and marketed under this collaboration. We are also eligible to receive additional milestones in respect of other compounds advanced under this collaboration, plus tiered royalties ranging from high single to low double digit percentages on BI's sales of all products developed under the 2011 BI License Agreement.

        The 2011 BI Agreement continues for as long as BI's royalty obligations continue, unless earlier terminated. Upon expiration, BI has a perpetual non-exclusive right to develop and commercialize the product. Either party may terminate for the other's material breach, insolvency, or patent challenge of the other party's patents. BI may terminate at will upon 180 days' notice.

Other Product Candidates with BI

        In July 2014, we entered into a separate, exclusive worldwide license, R&D collaboration agreement with BI, or the 2014 BI License Agreement, for the development of certain therapeutic peptides. The 2014 BI License Agreement also provides for a research term of up to four and half years to research a specific therapeutic peptide project from our portfolio of preclinical programs, with the aim of developing one or more novel drugs for treatment, prevention and diagnosis of all human and animal diseases, with a primary research focus of cardio-metabolic diseases. We are responsible for conducting the research in accordance with a mutually agreed research plan, with BI covering research costs up to €3 million. In October 2015, BI selected a novel peptide therapeutic to be advanced into preclinical development under the 2014 BI License Agreement. The biological target of this collaboration is undisclosed. Pursuant to the 2014 BI License Agreement, we have worked with BI to advance the therapeutic peptides arising from this research collaboration into preclinical development.

        Under the 2014 BI License Agreement, we granted BI an exclusive, worldwide license (with the right to sublicense) to our intellectual property to make, use, register, sell, import, export, research, have develop and commercialize the specific therapeutic peptides and related products. BI has certain, limited diligence obligations in its discretion to use commercially reasonable efforts to conduct preclinical and clinical development, as well as to commercialize products developed under the 2014 BI License Agreement. BI funds all development and commercialization under this collaboration (except with respect to co-commercialization countries). BI is solely responsible for obtaining and maintaining regulatory approvals from the applicable regulatory authorities.

        We are eligible to receive amounts in connection with the signature of the 2014 BI License Agreement and development milestones for products now under development of up to €295 million (of which €287 million is outstanding) for the first compound to be developed and marketed under this collaboration. In October 2015, we received a €3 million milestone payment triggered by the selection of a preclinical candidate. We are also eligible to receive additional milestones, reduced by 50%, in respect of the second and third products advanced under this collaboration, plus tiered royalties in the mid-single to low double digit percentages on global sales of products arising from this collaboration. We retain co-commercialization rights in Scandinavia, and are not eligible for royalty payments in those countries if we exercise such rights. The 2014 BI License Agreement continues for as long as BI's royalty obligations continue, unless earlier terminated. Upon expiration, BI has a perpetual non-exclusive right to develop and commercialize the product. Either party may terminate for the other's material breach, insolvency, or patent challenge of the other party's patents. BI may terminate at will upon 180 days' notice.

Licensing Agreement with Helsinn for Elsiglutide

        In 2008, we out-licensed our elsiglutide product for certain fields to Helsinn pursuant to a license agreement, or the Helsinn License Agreement. Pursuant to the Helsinn License Agreement, we granted Helsinn a worldwide, exclusive license to our patents and know-how required to research, develop, make, register, use, manufacture, distribute, and sell elsiglutide in any supportive care indications in humans for the prevention or treatment of symptoms and diseases caused by cancer treatments. Helsinn has assumed responsibility for all further development, regulatory approvals, manufacturing, marketing and sales of elsiglutide in the cancer supportive care field, either on its own or through sub-licensees. As part of the Helsinn License Agreement, we also agreed to an exclusivity covenant for the elsiglutide product and any combination products in the licensed field and may not investigate, develop, or commercialize the licensed compound in any field or the GLP-2 analog compounds in the licensed field (unless on Helsinn's behalf).

        Under the Helsinn License Agreement, Helsinn also has a right of first refusal to license from us any compound (other than elsiglutide) in the cancer supportive care field. Additionally, Helsinn also has a right to conduct diligence on, and extend its license under the Helsinn License Agreement to, a GLP-2 analog compound for use in the diagnosis, prevention and treatment of any indication in humans other than the licensed field, Crohn's disease, and Ulcerative Colitis. Helsinn must use commercially reasonable efforts to develop, seek approval for and commercialize elsiglutide (or the back-up compound) in accordance with a mutually agreed development plan. Helsinn has the right to develop, carry out, and license any improvements to elsiglutide or any combination products in the licensed field. Helsinn owns any improvements made to the elsiglutide or the combination products made by Helsinn, or by us when we act as a contract research organization, in the licensed field. The parties jointly own any improvements made jointly by the parties.

        The Helsinn License Agreement entitles us to a mid to high single digit percentage non-refundable royalty payments in respect of net sales, as well as milestone payments upon the achievement of specified development, regulatory, and commercial milestone events.

        Unless terminated earlier, the Helsinn License Agreement continues on a country-by-country basis until the later of ten (10) years from the first product launch and expiration of patent coverage. Helsinn may terminate the Helsinn License Agreement upon 30 days' advanced written notice for any reason. Upon termination by Helsinn without cause or termination by us for Helsinn's breach or insolvency, Helsinn will grant us a royalty-free, worldwide, semi-exclusive license to know-how and patents controlled by Helsinn exclusively related to elsiglutide. In the event of termination by Helsinn due to our material breach, Helsinn may elect to continue the Helsinn License Agreement with a specified reduction in the applicable royalty rates owed to us. After expiration of the Helsinn License Agreement, Helsinn's license becomes a fully-paid, royalty-free, worldwide, exclusive license.

ZP SPV Notes

        On December 12, 2014, our indirect, wholly owned subsidiary, ZP SPV 1 K/S, or ZP SPV, issued $50 million 9.375% Senior Secured Notes due March 15, 2026, or the ZP SPV Notes.

        The terms of the ZP SPV Notes provide that interest is payable semi-annually in cash on March 15 and September 15 of each year. On any payment date from and after March 15, 2016, ZP SPV may redeem all or a portion of the ZP SPV Notes, by paying a redemption price equal to a specified percentage of the principal amount of the ZP SPV Notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date. For any redemption occurring prior to March 15, 2017, the principal component of the redemption price will be 108% of the principal amount of the ZP SPV Notes redeemed; for any redemption occurring on or after March 15, 2017 but prior to March 15, 2018, the principal component of the redemption price will be 101% of the principal amount of the ZP SPV Notes redeemed; and for any redemption occurring on or after March 15, 2018, the principal component of the redemption price will be 100% of the principal amount of the ZP SPV Notes redeemed. As of March 31, 2016, $50.0 million in aggregate principal amount of the ZP SPV Notes was outstanding.

        In connection with the issuance of the ZP SPV Notes, we contributed certain assets, including the Sanofi License Agreement, all intellectual property licensed and to be licensed under the Sanofi License Agreement and our agreement with Elan relating to the commercialization of lixisenatide, to our wholly owned subsidiary, ZP Holding SPV K/S, or ZP Holding, pursuant to a master contribution agreement. Similarly, in connection with the issuance of the ZP SPV Notes, ZP Holding sold and transferred to ZP SPV 86.5% of the royalties under the Sanofi License Agreement with respect to sales of lixisenatide as a stand-alone product (i.e., sales of Lyxumia) after the date of transfer on a country-by-country basis and 86.5% of certain commercial milestone payments under the Sanofi License Agreement relating to Lyxumia and the Group 2 Products (as described under the Sanofi License Agreement). The ZP SPV Notes are secured by a first priority security interest in the assets sold by ZP Holding to ZP SPV, which also provide the revenue to fund the payment of principal and interest on the ZP SPV Notes. Pursuant to a servicing agreement with ZP SPV, we have agreed to service, monitor, manage and administer such assets and the collection of payments on such assets on behalf of ZP SPV.

        Repayment of amounts due under the ZP SPV Notes is limited solely to stand-alone royalty revenue on lixisenatide, with no recourse to future royalty revenue on other out-licensed product candidates, including iGlarLixi. Until repayment of the ZP SPV Notes, we are also obligated to place commercial milestone payments received in respect of lixisenatide and iGlarLixi in a collateral reserve account, up to the remaining principal amount due under the ZP SPV Notes. Upon its full repayment, we will fully retain all further future lixisenatide revenue, subject to payment obligations to Alkermes and one of the inventors of our SIP technology, described above. As of March 31, 2016, the principal amount outstanding under the ZP SPV Notes was $50.0 million.

        The indenture governing the ZP SPV Notes restricts ZP SPV's ability to, among other things:

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  incur, create, assume or guarantee additional indebtedness other than certain subordinated notes;

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  make certain payments, including dividends or other distributions or prepayments of subordinated debt;

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  assign or pledge any of its right, title or interest in the collateral under the indenture;

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  create certain liens;

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  transfer, issue, deliver or sell, or consent to transfer, issue, deliver or sell, any equity ownership interests in ZP SPV; and

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  consolidate, amalgamate, merge or transfer all or substantially all of ZP SPV's assets.

        However, these limitations are subject to a variety of exceptions and qualifications.

        The ZP SPV Notes include customary events of default, including failure to pay principal and interest on the ZP SPV Notes, a failure of ZP SPV or ZP Holding to pay material judgments or indebtedness, our failure to comply with covenants, ZP SPV or ZP Holding, a failure to maintain a first priority security interest in the collateral, a change of control with respect to ZP SPV or ZP Holding, and bankruptcy and insolvency events. See "Business—Material Contracts—ZP SPV Notes (Royalty Bond)."

Competition

        The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include: (i) product safety and efficacy; (ii) quality and breach of an organization's technology; (iii) skill of an organization's employees and its ability to recruit and retain key employees; (iv) timing and scope of regulatory approvals; (v) government reimbursement rates for, and the average settling price of, products; (vi) the availability of raw materials and qualified manufacturing capacity; (vii) manufacturing costs; (viii) intellectual property and patent rights and their protection; and (ix) sales and marketing capabilities. While we believe that our product and product candidate platform, development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions.

        Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. In particular, we compete with all companies that have drugs on the market or are developing product candidates for diabetes. Our competitors in the type 2 diabetes field are primarily large pharmaceutical companies, including Merck & Co, AstraZeneca, GlaxoSmithKline, Eli Lilly, Sanofi, Novo Nordisk, Johnson & Johnson and BI.

        We also compete with companies that are producing drugs for, among other disease indications, SBS, such as Shire plc which currently markets and distributes Gattex, and hypoglycemia, such as Novo Nordisk and Eli Lilly which each market and distribute glucagon rescue kits.

        Our competitors may also succeed in obtaining FDA, EMA or other regulatory approvals more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. Market acceptance of our product candidates will depend on a number of factors, including:

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  potential advantages over existing or alternative therapies or tests;

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  the actual or perceived safety of similar classes of products;

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  the effectiveness of our sales, marketing and distribution capabilities; and

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  the scope of any approval provided by the FDA, the EMA or other comparable regulatory authorities.

        Although we believe our drugs and product candidates possess attractive attributes, we cannot ensure that our product candidates will achieve regulatory or market acceptance, or that we will be able to compete effectively in the market. For example, although we believe that, if approved by the FDA and the EMA, treatment for type 2 diabetes with our out-licensed product candidate, iGlarLixi, should begin at an early stage, the label ultimately approved by the FDA and/or the EMA for iGlarLixi may direct patients only to begin using iGlarLixi once they no longer adequately respond to existing or other treatments.

        If our product candidates fail to gain regulatory approvals and acceptance in their intended markets, we may not generate meaningful revenue or achieve profitability.

        In addition, many of our competitors have significantly greater financial resources and expertise in R&D, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing drugs. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors, particularly through partnership arrangements with large established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Intellectual Property

        Our IP primarily includes patents and patent applications, trademarks and trade secrets. It is our continuous objective to manage our IP in line with our overall strategy, which has resulted in the accumulation of a significant patent portfolio directed at the various products we have developed and technologies we employ. As our business and technology has matured, our internal organization, with the support of experienced external professionals, has strived to focus the patent portfolio so that it reflects our commercial endeavors.

Patents

Patent Strategy

        Our strategy for filing patent applications is to file early in the drug discovery process, typically before a lead compound has been selected. Before filing an initial patent application, we conduct searches of patents and publications based on keywords, patent classification codes and/or sequences to verify patentability of the compounds identified to date. A more focused, structure-based search is conducted once a lead compound is selected.

        Patent applications are generally prepared by our in-house patent professionals in collaboration with outside patent counsel. Patent applications drafted before a lead compound is chosen typically disclose a large number of structurally related compounds. Our patent applications cover compositions of matter and methods of use, and may additionally cover dosing regimens and methods of making the compounds. Later-filed patent applications typically cover next-generation compounds having for example, structural differences that might confer improved properties. Initially, we file one or more patent applications that establish priority to be claimed in later-filed applications. For most patent families, we file a patent application under the International Patent System, or PCT, which can be entered for examination into the patent office in any of the countries that are signatories to the PCT. In some cases, we file national applications directly in the major jurisdictions, which include Europe, the United States and Japan. For certain patent families, we file in parallel an application under the PCT and national applications in certain jurisdictions, such as the United States. Our patent strategy includes an evaluation of the expiration dates of third party patents that may be infringed by our drug candidate products and development programs, and we prepare our development and commercialization plans to avoid claims of infringement.

        We or our outside patent counsel handle the prosecution of our patent applications. If we enter into a licensing arrangement with a collaboration partner, we typically retain ultimate control of patent prosecution of patent applications for our inventions. For new inventions arising from collaboration under the license agreement, the collaboration partner may, depending on the identity of the inventors, file patent applications that are owned either by the collaboration partner alone or jointly with us.

Patent and Patent Application Portfolio

        As of the date of this prospectus, we own two patent families covering lixisenatide, including 79 patents in 11 jurisdictions, and three pending patent applications in the United States and Israel, all licensed exclusively to Sanofi. We own two patent families covering ZP1846, a GLP-2 analog licensed exclusively to Helsinn, and a related proprietary GLP-2 analog, ZP1848. These two patent families include 75 patents in 15 jurisdictions and 19 pending patent applications in 10 jurisdictions. Although the disclosures of these two patent families encompass both ZP1846 and ZP1848, it has been possible to claim the subject matter relating to ZP1846 and ZP1848 in separate patents in the United States. We own a third patent family covering ZP1848 metabolites, which currently includes only one pending application in Denmark filed on December 23, 2015. For our proprietary compound ZP4207, a stable glucagon analog, we own one patent family including 26 pending patent applications in 26 jurisdictions.

        We also possess IP with respect to certain technologies we employ when designing novel peptide drug candidates. An example of one of our proprietary peptide enhancing technologies is the SIP technology. The SIP technology adds a number of specific amino acids to a peptide thereby strengthening or tightening the molecular structure to make the peptide less susceptible to biological degradation. This may help maintain the peptide in the blood for a longer period of time before the peptide is degraded and may permit less frequent dosing of the peptide. The SIP technology has been employed for the development of lixisenatide and elsiglutide.

        Other proprietary technologies we use involve the addition of a fatty acid to the amino acid chain of a given peptide as another technique to increase the half-life of the peptide in the blood stream.

        Although specific reference is made to the status of patents granted or pending in the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or the EPO, and Japan, in many cases the patent families also include patents or applications in a number of additional jurisdictions, including Australia, Canada, China, and India. Nominal expiration dates mentioned below are based on the statutory patent terms. Upon marketing approval, patent term extensions or supplementary protection certificates may be obtainable in various jurisdictions, including the United States, certain European jurisdictions, and Japan, with respect to certain patents claiming compositions of matter, methods of use or methods of manufacturing the products, with a maximum of five years of extension potentially available. U.S. patents may also be entitled to adjustments to their statutory patent term depending on the length of the delay to the issuance of the patents caused by the USPTO.

        We (or our wholly owned subsidiary ZP Holding in the case of lixisenatide) own all patents and applications described below, as relating to lixisenatide, ZP1846 (elsiglutide), ZP1848 and ZP4207.

  Lixisenatide

        Our wholly owned subsidiary, ZP Holding, owns two patent families covering lixisenatide compound and compositions, methods of using lixisenatide and dosing regimens for administering lixisenatide. The first patent family includes granted patents in Europe (one European patent validated in 25 countries and a second European patent validated in 18 countries), the United States, Australia (two), Canada, China, Hong Kong (two), India, Israel (three), Japan (three), New Zealand and South Africa. The patents include composition of matter claims covering both the peptide and composition of lixisenatide, originally known as ZP10. The granted U.S. patent originally claimed lixisenatide and closely related analogs of lixisenatide, but was reissued with claims covering lixisenatide only. The closely related analogs may be pursued in one or more continuing applications. The granted European patents include claims drawn to the composition of matter of a genus of compounds that encompasses lixisenatide and of lixisenatide, compositions comprising lixisenatide, and uses of lixisenatide to treat various diseases, including type 2 diabetes, type 1 diabetes and obesity. Only one application is pending in the first patent family, which is a U.S. application with claims directed to uses of lixisenatide to treat various diseases, including type 2 diabetes. The patents in this patent family have a nominal expiration date in July 2020 and may be eligible for up to 5 years of regulatory patent term extension in several jurisdictions, including certain European jurisdictions, Japan, Israel and the United States.

        We identified a patent granted in Europe to one of our principal competitors with relatively broad claims that could have covered a formulation of lixisenatide, and was successful with two other opponents in having the competitor's patent revoked. The patent owner appealed this decision and the European Technical Board of Appeals remitted the case back to the Opposition Division. Even if we or the other opponents of this patent are unsuccessful in maintaining the revocation in the appeal proceeding, the patent owner is advocating only narrower claims in the appeal.

        Our subsidiary, ZP Holding, owns a second lixisenatide patent family, which includes patents and pending applications directed to dosing regimens for lixisenatide and other GLP-1 receptor agonists which comprises discontinuing administration of lixisenatide or other GLP-1 receptor agonists after the initial dosing ("drug holiday" dosing regimens). The dosing regimens do not show a significant reduction in efficacy as compared to daily dosing regimens. Although the dosing regimens are not currently the standard of care for GLP-1 receptor agonists and are not now proposed to be used with lixisenatide, we believe that it is a clinically and commercially attractive alternative to daily dosing regimens. This family also discloses methods of preserving pancreatic islet cell function using lixisenatide and other GLP-1 receptor agonists with drug holiday dosing regimens. The patent family includes granted patents in Europe (validated in 11 countries), Australia (three), Hong Kong, Israel, Japan (two) and Mexico (two). Two applications are pending in this family in Israel and the United States. The claims in the pending U.S. application are directed to a method of preventing or treating diabetes by administering a GLP-1 receptor agonist with a drug holiday dosing regimen. The patents in this patent family have a nominal expiration date in July 2023 and may be eligible for up to 5 years of regulatory patent term extension in several jurisdictions.

        The granted European patent in this second patent family was opposed in the EPO by two of our competitors. The claims as amended were maintained by the Opposition Division and that decision is currently on appeal. As the opposed claims, although broad, did not cover the current dosing plan for lixisenatide, we believe that a further narrowing or amendment of the claims will not affect the planned commercialization of lixisenatide in Europe.

  ZP1846 and ZP1848

        We own two patent families, which include 75 patents and 19 pending applications in 17 jurisdictions. The first patent family discloses both the ZP1846 compound and the ZP1848 compound, which are structurally-related GLP-2 receptor agonists developed using our SIP technology.

        The first patent family includes five granted U.S. patents and one granted European patent (validated in 30 countries). The first patent family also includes granted patents in Australia, Canada, China (two), Eurasia (designated in 9 countries), Hong Kong, Israel (three), India, Japan (two), South Korea (three), Mexico, New Zealand (three), Ukraine and South Africa. The granted U.S. patents include composition of matter claims covering both the peptide and composition of ZP1846 and ZP1848, and claims drawn to a method of treating CID by administering ZP1846 and a method of treating inflammatory bowel disease by administering ZP1848. The granted European patent includes claims drawn to the composition of matter of a genus of compounds that encompasses ZP1846 and ZP1848 and of ZP1846 and ZP1848, as well as analogs thereof and methods of using ZP1846 and ZP1848 for the preparation of a medicament to treat or prevent side effects of chemotherapy, including diarrhea. Twelve applications are pending in this family in the U.S., Brazil, Europe, Hong Kong, India, Japan, Norway and South Africa. The patents in this patent family have a nominal expiration date in May 2026, with the exception of one of the granted U.S. patents, which has an adjusted expiration date in June 2026.

        The granted European patent in this first patent family was opposed in the EPO by a competitor. The Opposition Division of the EPO maintained all original claims at a hearing in June 2014. The decision to maintain the patent is currently under appeal by the competitor and an oral hearing before the Technical Board of Appeals of the EPO is expected in 2018.

        A second patent family covers backup compounds for ZP1846. This family includes granted patents in Australia, China, Hong Kong, Israel, Japan, South Korea, Mexico, New Zealand (two), Ukraine and the United States. The second family also includes seven pending patent applications in the United States, Brazil, Canada, Eurasia, Europe, Norway and South Africa. The patents in this second family have a nominal expiration date in November 2027, with the exception of the granted U.S. patent, which has an adjusted expiration date in February 2030.

        The patents in each of these patent families have been licensed to Helsinn Healthcare for ZP1846. See "—Material Contracts—Licensing Agreement with Helsinn." We maintain prosecution of the first patent family and Helsinn has assumed responsibility for maintenance of the second patent family covering the backup compounds.

        We own a third patent family covering ZP1848 metabolites. This family currently includes only one pending application in Denmark, which was filed in December 23, 2015 and discloses three metabolites of ZP1848.

  ZP4207

        We own one patent family covering ZP4207, including 27 patent applications outstanding in 26 jurisdictions. The pending claims in this patent family cover the ZP4207 compound and a group of structurally related compounds having glucagon agonist activity and increased solubility and/or stability relative to the native glucagon. The pending claims also cover pharmaceutical compositions comprising such compounds and related uses for treating a variety of diseases including hypoglycemia, type 1 and 2 diabetes and other metabolic conditions, and nucleic acid molecules for expression of the compounds in host cells. The patents in this family, when issued, will have a nominal expiration date in July 2033.

License Agreements

        Our license agreements with our collaboration partners generally grant to them the first right to defend against claims that the use of the IP we have licensed to them infringes the patent rights of third parties. In the event that our collaboration partners enter into a license agreement with, or make royalty or settlement payments to, third parties as a result of such claims, our license agreements generally allow our collaboration partners to reduce amounts payable to us as royalties and/or milestone payments by amounts paid to third parties as a result of or in settlement of specified infringement claims, subject to contractual conditions and limitations.

Trademarks

        We own the registered trademark "Zealand Pharma A/S" in Europe and Denmark. An application for registration of the trademark "Zealand Pharma A/S" is pending in the United States. We also own the registered trademark "SIP" in Europe and Denmark.

Government Regulation

        The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the R&D, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. Government Regulation

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA's refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

        The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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  completion of preclinical laboratory studies, animal studies and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

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  submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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  approval by the institutional review board, or IRB, at each clinical site before each trial may be initiated;

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  performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed product candidate for its proposed indication;

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  submission to the FDA of an NDA;

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  satisfactory completion of an FDA pre-approval inspection of the production facility or facilities where the product is produced to assess compliance with the FDA's cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality, purity and potency;

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  potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and

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  FDA review and approval of the NDA prior to any commercial marketing or sale of the product in the United States.

Preclinical Studies

        Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical studies may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

        Clinical trials involve the administration of the IND to human patients under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research patients provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

        Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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  Phase 1 clinical trial: the product candidate is initially introduced into healthy human patients or patients with the target disease or condition and tested for safety, dosage tolerability, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness;

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  Phase 2 clinical trial: the product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerability and optimal dosage; and

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  Phase 3 clinical trial: the product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

        Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Each of Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

        Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of "filing" of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a "filing" decision.

        In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

        The FDA also may require submission of a Risk Evaluation and Mitigation Strategies, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

        The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity.

        The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

        Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

        After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

        Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

        Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

        The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization.

        In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

        Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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  restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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  fines, warning letters or holds on post-approval clinical trials;

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  refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

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  product seizure or detention, or refusal to permit the import or export of products; or

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  injunctions or the imposition of civil or criminal penalties.

        The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Pharmaceutical Approval in the European Union

        Outside the United States, our ability to market a product is contingent upon obtaining marketing authorization from the appropriate regulatory authorities. The requirements governing marketing authorization, or MA, pricing and reimbursement vary widely from country to country.

        In the EEA (which is comprised of the 28 member states of the European Union, plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining an MA. There are three types of marketing authorizations:

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  The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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  Decentralized Procedure, or DCP, MAs are available for products not falling within the mandatory scope of the Centralized Procedure. An identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other member states (referred to as the Concerned member states, or CMS, for their approval. If the CMS raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all of the selected member states (i.e., in the RMS and the selected CMS). Where a product has already been authorized for marketing in a Member State of the EEA, this DCP approval can be recognized in other member states through the Mutual Recognition Procedure, or MRP.

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  National Procedure MAs, which are issued by a single competent authority of the member states of the EEA and only covers their respective territory, are also available for products not falling within the mandatory scope of the Centralized Procedure. Once a product has been authorized for marketing in a Member State of the EEA through the National Procedure, this National Procedure MA can also be recognized in other member states through the MRP.

        Under the procedures described above, before granting the MA, the EMA or the competent authorities of the member states of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

        The holder of a Community MA or National MA is subject to various obligations under applicable EEA regulations, such as pharmacovigilance obligations, requiring it to, among other things, report and maintain detailed records of adverse reactions, and to submit periodic safety update reports to the competent authorities. The holder must also ensure that the manufacturing and batch release of its product is in compliance with the applicable requirements. The MA holder is further obligated to ensure that the advertising and promotion of its products complies with applicable laws, which can differ from Member State to Member State of the EEA.

Other Healthcare Laws

        We will also be subject to healthcare regulation and enforcement by the U.S. federal government and the states and foreign governments in which we will conduct our business once our product candidates are approved. Failure to comply with these laws, where applicable, can result in the imposition of significant civil penalties, criminal penalties, exclusion from participating in federal health care programs, and other sanctions. The laws that may affect our ability to operate in the United States include:

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  the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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  the federal Beneficiary Inducement Statute, which prohibits giving anything of value to a government insurance beneficiary that could influence the choice of provider or reimbursable covered product;

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  federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which impose criminal and civil penalties, including those from civil whistle-blower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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  the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members; and

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  analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

Health Reform

        Current and future legislative proposals to further reform healthcare or reduce healthcare costs may result in lower reimbursement for our drugs, if and when approved. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenue from the sale of our drugs, if and when approved.

        For example, in March 2010, the Patient Protection and Affordable Care Act, or the ACA, was signed into law, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the health industry and impose additional health policy reforms. Implementation of the ACA has substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The ACA, among other things, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government's comparative effectiveness research. Since its enactment there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to it in the future.

        In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2025 unless additional Congressional action is taken. Additionally, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

        We expect that additional U.S. federal and state, as well as foreign, healthcare reform measures will be adopted in the future, any of which could result in reduced demand for our drugs, if and when approved, or additional pricing pressure.

Coverage and Reimbursement

        Sales of our product candidates, if approved, will depend, in part, on the extent to which such products will be covered by third party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In the United States, no uniform policy of coverage and reimbursement for products exists among third party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third party reimbursement for our product candidates or a decision by a third party payor to not cover our product candidates could reduce physician usage of our product candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

Insurance

        We maintain all insurance coverage required under applicable law, including in relation to our research, preclinical and clinical development. In the future, we may be required to obtain additional insurance to cover potential product liability and other risks that are inherent in the manufacturing, marketing and commercialization of drugs.

        We believe that we currently maintain appropriate insurance coverage and that our current insurance coverage is in line with insurance coverage for comparable companies.

Facilities

        We lease approximately 5,344 square meters of office space at Smedeland 36 and Smedeland 26B, 2600 Glostrup (Copenhagen), Denmark for our corporate headquarters and other administrative functions. The lease for this facility may, subject to certain Danish law restrictions, be terminated by us or the lessor upon six months' prior written notice.

Legal Proceedings

        From time to time, we may be a party to legal, administrative or arbitration proceedings arising in the ordinary course of our business. As of the date of this prospectus, we are not a party to any material legal, administrative or arbitration proceedings that, if determined adversely to us, would, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

        As of March 31, 2016, we had 109 full time (or full time equivalent) employees, divided into 83 engineering related functions (R&D, technical support and quality management), and 26 in other operations and general and administrative functions, all of whom are based in Denmark.

Corporate Organization

        We were incorporated on April 1, 1997 as a private limited liability company (Anpartsselskab, or ApS) under Danish law under the name ApS KBUS 8 NR. 4581 and are registered with the Danish Business Authority (Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 20045078. Our name was changed to Peptide Probe Technologies ApS on August 22, 1997 and to Zealand Pharmaceuticals ApS on December 2, 1998. On December 22, 1998, we were converted into a public limited liability company (Aktieselskab, or A/S). On March 8, 1999, and our name was changed to Zealand Pharmaceuticals A/S. On May 7, 2002, we changed our name to Zealand Pharma A/S. Our shares have been listed for trading on Nasdaq Copenhagen since November 2010.

MANAGEMENT

General

        We have a two-tier governance structure consisting of a board of directors and executive management. Below is a summary of relevant information concerning our board of directors and executive management, as well as a brief summary of our articles of association and certain significant provisions of Danish corporate law that will be in effect upon the closing of this offering, which relate to our board of directors.

Members of Our Board of Directors and Executive Management

Board of Directors

        The following table sets forth the name, age and position of each of our board members as of the date of this prospectus. The terms of office of all the members of our board of directors elected by the general meeting expire at the next annual general meeting to be held in 2017. All members of the board of directors elected by the general meeting are eligible for re-election. Employee elected board members are elected for a period of four years.

        The business address of our executive officers and directors is our registered office address at Smedeland 36, 2600 Glostrup (Copenhagen), Denmark.

Name of Board Member	Age	Position(s)
Martin Nicklasson	61	Chairman
Rosemary Crane	56	Vice chairman
Catherine Moukheibir	56	Board member
Alain Munoz	67	Board member
Michael J. Owen	65	Board member
Hanne Heidenheim Bak	62	Board member (employee elected)
Rasmus Just	39	Board member (employee elected)
Jens Peter Stenvang	61	Board member (employee elected)

        The following is a brief summary of the business experience of our board members:

        Martin Nicklasson was elected to the board in April 2015 and has since acted as chairman of the board and as a member of the Audit Committee. He is an independent board member pursuant to the Danish Corporate Governance Recommendations. Mr. Nicklasson has served as President of Nicklasson Life Science AB since 2011. Mr. Nicklasson has also held various Executive Vice President positions at AstraZeneca plc and has served as President and CEO of Biovitrum AB and Swedish Orphan Biovitrum AB (publ). Prior to this, he held a number of leadership positions at Astra and Kabi Pharmacia. Mr. Nicklasson is chairman of the board of Orexo AB and Farma Investment AS. He serves as a board member of Basilea Pharmaceutica Ltd, BioCrine AB, PledPharma AB and BioInvent International AB, and is also on the board of the Swedish Heart-Lung Foundation. Mr. Nicklasson is a certified pharmacist and holds a PhD in Pharmaceutical Technology from Uppsala University (Sweden), where he was an Associate Professor in the Department of Pharmaceutical Science.

        Rosemary Crane was elected to the board in April 2015 and has since acted as vice chairman and a member of the Audit Committee. She is an independent board member pursuant to the Danish Corporate Governance Recommendations. Ms. Crane served as CEO of MELA Sciences, Inc. from 2013 to 2014 and of Epocrates, Inc. from 2008 to 2011. She has also held a number of executive positions at Johnson & Johnson and Bristol-Myers Squibb Company. She also served as head of commercialization and a partner at Apple Tree Partners from 2011 to 2013. Ms. Crane is a member of the boards of Teva Pharmaceuticals Industries Ltd. and Cipher Pharmaceuticals Inc. and a member of the advisory boards of the State University of New York at Oswego School of Business and the foundation board of the State University of New York at Oswego. Ms. Crane holds a BA in communications from the State University of New York at Oswego and an MBA from Kent State University.

        Catherine Moukheibir was elected to the board in April 2015 and has since acted as chairman of the Audit Committee. She is an independent board member pursuant to the Danish Corporate Governance Recommendations. Ms. Moukheibir has served as a member of the management board at Innate Pharma S.A. since 2011. Before that, she held senior management positions at several European biotech companies after a career in strategy consulting and investment banking in Boston and London. Ms. Moukheibir is the chairman of the boards of Creabilis Ltd. and MedDay S.A. and a member of the board of Ablynx (NV) and Cerenis Therapeutics Holding S.A. In addition, she is a member of the advisory board at Imperial College Business School (United Kingdom) and a member of the global board of advisors at Yale University School of Management. Ms. Moukheibir holds an MA in economics and an MBA, both from Yale University.

        Alain Munoz has been member of the board since 2005 (he resigned in 2006 and was re-elected in 2007). He is an independent board member pursuant to the Danish Corporate Governance Recommendations. Mr. Munoz is the owner and CEO of Science, Business and Management SARL, and has over 25 years of experience in the pharmaceutical industry at a senior management level. He has held a number of executive positions at Sanofi, including Senior Vice President for International Development (France), and in Fournier Laboratories, including Senior Vice President for the Pharmaceutical Division (France). He is the chairman of the board of Hybrigenics and a member of the board of directors of Valneva SE and Oxthera AB, and has served as a member of the board of directors of several pharmaceutical and biomedical companies. Moreover, Mr. Munoz served as an advisor to Kurma Biofund. Mr. Munoz holds an MD in Cardiology and Anaesthesiology from the Hospital Pitié-Salpétrière, Paris, as well as financial and management trainings at CRC (France) and IMD (Switzerland), and served as head of clinical department of cardiology at the University Hospital of Montpellier (France). He has been a member of the scientific committee of the French Drug Agency.

        Michael J. Owen has been member of the board since April 2012. He is an independent board member pursuant to the Danish Corporate Governance Recommendations. Mr. Owen is a co-founder and was CSO at Kymab Ltd. from 2010 to 2011. Before joining Kymab, he had several leading positions at GlaxoSmithKline Pharmaceuticals Ltd. most recently as Senior Vice President and head of biopharmaceuticals research. Prior to joining GlaxoSmithKline in 2001, he headed the Lymphocyte Molecular Biology group at the Imperial Cancer Research Fund. He is a member of the European Molecular Biology Organization and Fellowship of the Academy of Medical Sciences. Mr. Owen is a member of the boards of BliNK Biomedical SAS, Ossianix, Inc., Avacta Group plc and ReNeuron plc. Mr. Owen is also an advisor to Kymab Ltd., Qure Invest SaRL and CRT Pioneer Fund LP. Mr. Owen holds a BA in Biochemistry from Oxford University and a PhD in biochemistry from Cambridge University.

        Hanne Heidenheim Bak is an employee elected member who joined the board in early 2016 after previously serving on the board in this capacity from 2012 to 2014. Ms. Bak serves as Senior Project Director and R&D Operations Manager. Prior to joining us in 2006, Ms. Bak worked for eight years as Project Manager of late-phase development programs at Lundbeck A/S, followed by nine years as Executive Director at the H. Lundbeck Institute. She holds a MS in Pharmacy from the Danish University of Pharmaceutical Sciences.

        Rasmus Just is an employee elected member who joined the board in early 2016. Mr. Just joined us in 2003 and has held various scientific positions in the Department of Molecular Pharmacology, Innovation Leadership and as International Collaboration Project Leader. In 2016, Mr. Just was appointed Director of External Sourcing and Research Partnerships. Mr. Just holds an MS in Biology from the University of

Copenhagen, an executive MBA from AVT Business School (Copenhagen) and a PhD in Molecular Pharmacology from University of Copenhagen.

        Jens Peter Stenvang has been an employee elected member of the board since 2014. Mr. Stenvang is employed by us as application specialist. Before joining us in October 2010, Mr. Stenvang worked for Dako A/S and Beckman Coulter Inc. as global flow cytometry support. Mr. Stenvang has served as a member of the board of the Danish Society for Flow Cytometry since the early 1990s, excluding the period from 2010 to 2012. He holds a Laboratory Technician degree in Biology and has worked with cancer and diabetes research at leading universities, including the University of California at Berkeley.

Senior Management

        The following table sets forth information with respect to each of the members of our executive management, including their respective ages and their positions as of the date of this prospectus. The business address of these members of our executive management is our registered office address at Smedeland 36, DK-2600 Glostrup, Denmark. We note that only Ms. Jensen and Mr. Blom are registered with the Danish Business Authority as members of the executive management within the meaning of the DCA.

Name of Member of Executive Management	Age	Position(s)
Britt Meelby Jensen	43	President and Chief Executive Officer
Mats Blom	51	Senior Vice President and Chief Financial Officer
Adam Steensberg	41	Senior Vice President, Chief Medical and Development Officer
Hanne Leth Hillman	51	Senior Vice President, Investor Relations and Communications

        The following is a brief summary of the business experience of our executive management.

        Britt Meelby Jensen joined us as CEO in January 2015. Prior to joining us, she served as CEO of Dako A/S, owned by Agilent Technologies, from 2013 to 2014. Ms. Jensen held various global leadership positions at Novo Nordisk A/S, including head of Diabetes Marketing Nordic, Global Diabetes Lifecycle Management, pre-launch commercial projects and most recently Corporate Vice President for Global Marketing, Market Access and Commercial Excellence. Previously, Ms. Jensen worked for McKinsey and Company and within certain EU institutions in Brussels. She holds a BA in International Business Administration from Arhus School of Business, an MS in Economics from Copenhagen Business School and an MBA from Solvay Business School (Belgium).

        Mats Blom joined us as CFO in 2010. Prior to joining us, Mr. Blom served as CFO at Swedish Orphan International AB. Mr. Blom has held CFO positions at Active Biotech and Anoto Group AB, which are both publicly listed on Nasdaq Stockholm. Previously, Mr. Blom worked for several years as a management consultant at Gemini Consulting and at Ernst & Young's Transaction Services division. He is also the chairman of the board of Medical Need Europe AB. Mr. Blom holds a BA in Business Administration and Economics from the University of Lund (Sweden) and an MBA from IESE University of Navarra (Spain).

        Adam Steensberg joined us as Chief Medical and Development Officer in 2010. Since 2011 Mr. Steensberg has lead all development activities and was promoted to Senior Vice President and Chief Medical and Development Officer in 2015. Prior to joining us, Mr. Steensberg led several clinical research teams as Medical Director at Novo Nordisk A/S, and he has experience as a clinician in the University Hospital of Copenhagen. Mr. Steensberg has served as Medical and Scientific Advisor within endocrinology, cardiology, gastroenterology and rheumatology. Mr. Steensberg holds an MBA from IMD (Switzerland) and an MD and a DMS from the University of Copenhagen.

        Hanne Leth Hillman joined us in 2011 and initially served as Vice President, Head of Investor Relations and Corporate Communications. She was promoted to Senior Vice President of Investor Relations and Corporate Communications in 2015. Prior to joining us, Ms. Hillman held several positions in life sciences investment banking, including positions in equity research, asset management and corporate finance. Ms. Hillman holds a MBA and International Finance from the Aarhus University School of Business. She has studied International Finance and Organizational Behavior at the University of Montréal's Business School (École des Hautes Études Commerciale) in Montreal, Canada and also studied at the Business School of Marseille, École Superieure de Commerce in France. Ms. Hillman has been a member of the Board of Directors of the Danish Investor Relations Association, or DIRF, since 2013 and a joint president of DIRF since 2016.

Corporate Governance

Board of Directors

        The board of directors is responsible for our overall strategic management and financial and managerial supervision, as well as for conducting a regular evaluation of the work of the executive management. In addition, the board of directors ensures that our affairs are managed in accordance with our articles of association and applicable law.

        The board of directors performs its duties in accordance with the rules of procedure of the board of directors. The rules of procedure are reviewed and updated by all members of the board of directors. Our board of directors may consist between four and seven members and is elected by our shareholders at the annual general meeting for terms of one year, with possibility of re-election. Our board of directors currently consists of eight board members. In addition, our employees may, pursuant to statutory rules regarding the representation of employees on the board of directors, elect employee representatives to the board of directors. Currently the board of directors has three employee representatives, Hanne Heidenheim Bak, Rasmus Just and Jens Peter Stenvang. The board of directors elects a chairman from among its members. The majority of our board members considered to be independent under the corporate governance standards of NASDAQ and Nasdaq Copenhagen.

Executive Management

        Members of our executive management are appointed by the board of directors, which sets out the terms and conditions of their employment and the framework for their duties. The executive management is responsible for our day-to-day management in compliance with the guidelines and directions issued by the board of directors. Management of our day-to-day operations does not include transactions of an unusual nature or of material importance to the affairs of our company, the determination of which is reserved to the board of directors.

Committees of the Board of Directors

        We have established an Audit Committee, a Remuneration and Compensation Committee and a Nomination Committee. We have adopted a charter for the Audit Committee and for the Remuneration and Compensation Committee, and rules of procedure for the Nomination Committee. Under Danish corporate law, it is not possible to delegate the decision-making authority of the entire board of directors to board committees.

Audit Committee

        As of the date of this prospectus, our Audit Committee consists of Catherine Moukheibir, Martin Nicklasson and Rosemary Crane, and is chaired by Catherine Moukheibir. The Audit Committee reviews and considers matters relating to accounting, audit and regulatory control with our auditors and executive management in accordance with the working terms of reference of the Audit Committee. Each member satisfies the independence requirements of the corporate governance standards of NASDAQ, and Catherine Moukheibir qualifies as an "Audit Committee financial expert," as defined in NASDAQ Rule 5605(c)(2)(A) and as determined by our board of directors. Under NASDAQ Rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements and the committee composition. We intend to rely on the phase-in schedules set forth in NASDAQ Rule 5615(b)(1) with respect to the composition of Audit Committee. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our Audit Committee has the following principal responsibilities:

  •
  monitoring the financial reporting process and reviewing and challenging such process it where necessary;

  •
  monitoring compliance with applicable legislation, standards and other regulations for listed companies in respect of financial reporting and the publication of financial reporting;

  •
  monitoring the effectiveness of the internal controls and risk management systems related to financial reporting and evaluating the need for an internal audit;

  •
  establishing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal controls, auditing and financial reporting matters (whistleblower function);

  •
  nominate the statutory external auditor to be elected by the annual general meeting and preparing the recommendation to the annual general meeting regarding the election of our external auditor, as well as, if relevant, proposes to the annual general meeting that an external auditor is discharged;

  •
  monitoring the strategy, plan, scope and approach of the external auditor's annual audit;

  •
  monitoring and approving the terms and compensation of the external auditor;

  •
  monitoring the external auditor's reports to the executive management and the board of directors, including management letters and long form reports, discussing any reports with the executive management and the external auditor and be mainly responsible for resolving any disagreements between the external auditor and the executive management;

  •
  considering (at least on an annual basis) the performance and independence of the external auditor, and obtaining and reviewing of a report from the external auditor substantiating that the external auditor is independent;

  •
  reviewing policy in relation to the provision of non-audit services by the external auditor. The Audit Committee approves non-audit services delivered by the external auditor when material;

  •
  engaging independent counsel and other advisors as the Audit Committee determines necessary to carry out its duties;

  •
  obtaining available appropriate funding as the Audit Committee determines necessary for the fulfillment of its tasks and duties; and

  •
  evaluating on an annual basis: (i) the performance of the Audit Committee, including independence and financial expertise; and (ii) the adequacy of the Audit Committee's charter and recommendation of any proposed changes to the board of directors.

Remuneration and Compensation Committee

        As of the date of this prospectus, our Remuneration and Compensation Committee consists of Martin Nicklasson and Michael J. Owen, and is chaired by Martin Nicklasson. Each member satisfies the independence requirements of the corporate governance standards of NASDAQ.

        Our Remuneration and Compensation Committee assists our board of directors by proposing a remuneration policy and general guidelines for incentive remuneration for the board of directors and the executive management, as well as proposals on the targets for company-operated performance related incentive programs. These policies and guidelines establish the guidelines for the different components of remuneration, including fixed and variable remuneration, such as pension schemes, benefits, retention bonuses, severance and incentive schemes, as well as the bonus and evaluation criteria in relation thereto. The proposed remuneration policy and general guidelines for incentive remuneration are subject to the approval of our shareholders at the annual general meeting. Our Remuneration and Compensation Committee has the following principal responsibilities:

  •
  preparing and presenting proposals to the board of directors on the framework for remuneration packages for executive management, including, but not limited to salary, salary increases, pension rights and any compensation or terminations payments, ensuring that the contractual terms are fair to the individual and to us, that failure is not rewarded and that the duty to mitigate loss is fully recognized;

  •
  preparing and presenting proposals to the board of directors on remuneration matters of material importance to us, including incentive programs and payments for the executive management. The proposals for the remuneration of executive management, including any incentive program shall be in accordance with and not exceed comparable market practice levels at any given time;

  •
  preparing and presenting proposals to the board of directors on the targets (bonus levels and performance targets) for company-operated performance-related incentive programs for executive management, as well as monitoring and evaluating the fulfillment of such targets;

  •
  overseeing the implementation of any pension, retirement, death or disability or life assurance scheme and any incentive schemes for executive management; and

  •
  reviewing and considering the proposals from our Nomination Committee on remuneration for members of the board of directors and executive management.

The Nomination Committee

        As of the date of this prospectus, the Nomination Committee consists of Martin Nicklasson (chairman of the board of directors and chairman of the Nomination Committee), Peter Benson (Partner of Sunstone, Life Science Ventures—Shareholder representative for Sunstone), and Agnete Raaschou-Nielsen (Chief Executive Officer of Zacco Denmark A/S—Shareholder representative for LD Pension). The Nomination Committee assesses the composition of the board of directors and presents annual recommendations to the general meeting about the board members to be elected by the general meeting. The Nomination Committee ensures that all members of our board of directors fulfil the expectations of the capital markets and that the board's composition meets the recommendations on good corporate governance for listed companies. The recommendations of the Nomination Committee do not restrict the right of shareholders to propose other candidates to the general meeting for appointment as directors.

        The Nomination Committee consists of up to five members and must include the chairman of the board. One member of the Nomination Committee is elected by the general meeting from among the members of our board of directors, and up to three shareholder representatives are elected by the general meeting. Members of our executive management and our employees cannot be elected to the Nomination Committee. The members of the Nomination Committee elected by the general meeting are elected for a term of three years.

Code of Business Conduct

        In connection with this offering, we are adopting a written code of business conduct, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business.

The code of conduct applies to all of our board members and employees. The full text of the code of conduct will be made available on our website at www.zealandpharma.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Any amendments or waivers from the provisions of the code of conduct will be made only after approval by our Audit Committee and will be disclosed on our website promptly following the date of such amendment or waiver.

Other Corporate Governance Matters

  •
  The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, the Nasdaq Listing Rules provide that foreign private issuers may follow home country practice in lieu of NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of Nasdaq Listing Rules are described below. We do not intend to follow NASDAQ's quorum requirements applicable to meetings of shareholders. In accordance with Danish corporate law and generally accepted business practice, our articles of association do not provide quorum requirements to general meetings of shareholders.

  •
  We do not intend to follow NASDAQ's requirements regarding the provision of proxy statements for general meetings of shareholders. Danish corporate law does not have a regulatory regime for the solicitation of proxies. The solicitation of proxies is not a generally accepted business practice in Denmark, although it has recently become more common for listed companies to do so. However, a shareholder may be represented at a general meeting by proxy. Unless containing a provision to the contrary, instruments of proxy shall be deemed to be in force until revoked in writing by notification to the company. Instruments of proxy issued to our board of directors may not be issued for a period of more than 12 months and may only be issued in respect of a specific general meeting for which the agenda is known in advance. We intend to provide notice convening a general meeting, including an agenda and other relevant documents, to the Danish Business Authority and written notice to all registered shareholders who have so requested.

  •
  We do not intend to follow NASDAQ's requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Pursuant to Danish corporate law and our articles of association, our shareholders have authorized our board of directors to issue securities, including shares and warrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and NASDAQ's listing standards.

        Because we are a foreign private issuer, the members of our board of directors and executive management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Compensation

        In 2015, the aggregate remuneration paid to our board of directors was DKK 2,113,000 ($322,852). The members of the board of directors did not receive any other remuneration from us in 2015.

        No member of the board of directors is entitled to any kind of remuneration upon retirement from his or her position as a member of the board of directors. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the board of directors, and we have no obligation to do so.

        For the financial year ended December 31, 2015, the aggregate remuneration to our executive management, which includes Britt Meelby Jensen and Mats Blom, was DKK 12,513,000 ($1,911,900) and the aggregate remuneration to our other senior management members, which includes Hanne Leth Hillman and Adam Steensberg, was DKK 15,356,000 ($2.3 million), all of which was fully accrued at December 31, 2015. This amount includes executive bonuses, pension contributions, other benefits and warrant compensation. See Note 20 of the consolidated financial statements.

        The board of directors has adopted a Remuneration Policy for the board of directors, executive management of the company, including general guidelines for incentive remuneration. No member of our board of directors and executive management has received or will receive separate remuneration in connection with this offering.

Compensation of Members of Our Board of Directors and Executive Management

        During 2015, our board of directors granted the following warrants to members of our board of directors and executive management:

Name	Grant Date	Awards Granted	Award Exercise Price (DKK)	Award Expiration Date
Martin Nicklasson	—	—	—	—
Rosemary Crane	—	—	—	—
Catherine Moukheibir	—	—	—	—
Alain Munoz	—	—	—	—
Michael J. Owen	—	—	—	—
Hanne Leth Hillman	05-05-2015	35,000	101.20	05-05-2020
Hanne Heidenheim Bak(1)	05-05-2015	5,000	101.20	05-05-2020
Rasmus Just(1)	05-05-2015	5,000	101.20	05-05-2020
Jens Peter Stenvang(1)	05-05-2015	1,500	101.20	05-05-2020
Britt Meelby Jensen	05-05-2015	100,000	101.20	05-05-2020
Mats Blom	05-05-2015	75,000	101.20	05-05-2020
Adam Steensberg	05-05-2015	60,000	101.20	05-05-2020

(1)
Warrants granted to employee elected board members.

Executive Management Agreements

        We have entered into employment or service agreements with each of the members of our executive management consisting of our President and CEO, Britt Meelby Jensen, our Senior Vice President and CFO, Mats Blom, our Senior Vice President, Chief Medical and Development Officer, Adam Steensberg and our Senior Vice President, Investor Relations and Communications, Hanne Leth Hillman. The members of our executive management can terminate their employment with us by giving between three and six months' notice. We can terminate their employment with us by giving between seven and 12 months' notice. Remuneration given to our executive management in accordance with their service agreements consists of a base salary, including standard benefits (such as a company car, personal and health insurance, company-paid telephone and computer), a cash bonus and warrants. The cash bonus is conditional upon the fulfilment of certain predefined bonus targets relating to both ours and the individual's performance. However, no pre-defined targets have been set for Britt Meelby Jensen for 2016. Pursuant to our guidelines for incentive remuneration, the cash bonus cannot exceed 50% of the executive management's base salary. For 2016, warrants have or will be granted to the executive management under our warrant program, which is further described below. As part of Britt Meelby Jensen's service contract, she has a right to receive an additional 200,000 warrants, to be granted in two tranches of 100,000 warrants no later than on June 30, 2016 and June 30, 2017, respectively. Our executive management receives annual pension contributions

        Britt Meelby Jensen is subject to a non-competition clause and a non-solicitation of customers clause applicable during her employment and for a period of 12 months following expiry of their employment. Britt Meelby Jensen is not entitled to any separate compensation under her non-competition and non-solicitation clauses. Pursuant to mandatory Danish law, Britt Meelby Jensen's non-competition clause lapses if her employment is terminated by the Company for a reason that is not attributable to Britt Meelby Jensen.

        The executive management agreement with Britt Meelby Jensen provides for the payment of post-employment compensation to her dependents in the event of her death. The other members of our executive management are entitled to similar post-employment compensation pursuant to mandatory Danish law. Further, the executive management agreement with Adam Steensberg provides for the payment of an extraordinary severance payment equaling six months' salary if we in the period until December 31, 2018 are subject to a change of control and Adam Steensberg is dismissed in connection therewith.

        Other than as set out above, the members of the executive management are not entitled to any kind of remuneration upon termination of employment, other than salary during their notice period and (apart from Britt Meelby Jensen) possible compensation if unfairly dismissed. We and our subsidiaries have not granted any loans, issued any guarantees or undertaken any other obligations to do so on behalf of our executive management.

        For further details on the terms and conditions of the warrants, see "Warrant Incentive Program."

        Other than as set out above, no exceptional or extraordinary agreements, including agreements regarding bonus schemes, other than ordinary incentive schemes and remuneration of the executive management implying financial obligations for us, have been concluded with members of our executive management.

Warrant Incentive Program

        We granted warrants to our executive management and selected employees of the company in 2005, 2007 and in each of the years between 2009 and 2016. Since our annual general meeting in 2012, it has been part of our remuneration policy that members of the board of directors are not permitted to participate in the warrant incentive program in their capacity as board members.

        Warrants are, and have been, granted pursuant to shareholder authorizations provided to our board of directors under our articles of association. The terms of the warrants, including the exercise price and the size of the grants, and our guidelines for incentive pay in force at the time of grant are fixed in accordance with this authorization. Warrants are granted for employee services and will typically become exercisable between approximately one to five years after the date of grant and may be exercised to subscribe for shares in a number of pre-defined exercise windows against payment of the exercise price. Unexercised warrants will lapse. Granted warrants are generally subject to provisions reflecting the principles of the Danish Stock Option Act (Aktieoptionsloven), which allows for the forfeiture of unexercised warrants if the grantee separates from the company or one of our subsidiaries under circumstances in which the warrant holder is considered a "bad-leaver", understood as, for example, being dismissed for cause or resigning without us having materially breached the employment contract. Warrant holders may maintain all granted warrants if they separate from the company or one of our subsidiaries under circumstances where they are considered as "good-leavers", such as dismissal without cause, leaving us pursuant to an agreed severance agreement or retirement, warrant holder's resignation due to our material breach of contract or the warrant holder's death. Warrants granted to Britt Meelby Jensen are, however, subject to leaver provisions, which deviate from the principles of the Danish Stock Option Act (Aktieoptionsloven).

        As of March 31, 2016, the material terms of our outstanding warrants and the holders of such warrants may be summarized as follows:

Time of grant/ warrant program	Program	Exercise price (DKK)	Exercise period(s)	Board of Directors (number)(1)	CEO (number)	CFO (number)	Other employees (number)	Former employees (number)	Total
February 2011 / Program of 2010	2011-1	77	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from February 10, 2014 to February 10, 2016	—	—	—	—	—	—
November 2011 / Program of 2010	2011-2	50.27	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from November 17, 2014 to November 17, 2016	—		31,019		74,240	105,259
February 2012 / Program of 2010	2012-1	77	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from February 10, 2015 to February 10, 2017	5,700	—	—	118.178	11.250	135.128
November 2012 / Program of 2010	2012-2	113.3	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from November 19, 2015 to November 19, 2017	—		31,019		183,864	214,883
February 2013 / Program of 2010	2013-1	87.45	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from February 10, 2016 to February 10, 2018	18,500			177,600	99,512	295,612
April 2014 / Program of 2010	2014-1	75,9	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from April 1, 2017 to April 1, 2019	—	—	—	—	100,000	100,000
March 2015 / Program of 2010	2015-1	127.05	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from March 25, 2018 to March 25, 2020	—	—	—	—	100,000	100,000
May 2015 / Program of 2010	2015-4	101.2	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from May 5, 2018 to May 5, 2020	—	—	—	—	46,359	46,359
May 2015 / Program of 2015	2015-2	101.2	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from May 5, 2018 to May 5, 2020	11,500		75,000	246,500	30,250	363,250
May 2015 / Program of 2015	2015-3	101.2	Four weeks after the publication of respectively the annual report, Q1 report, Q2 report and Q3 report during the period from May 5, 2016 to May 5, 2020	—	100,000				100,000

Total				35,700	100,000	137,038	542,278	645,475	1.460,491

(1)
Warrants granted to employee elected board members.

Insurance and Indemnification

        According to the Danish Companies Act, the general meeting is permitted to discharge our board members and members of our executive management from liability for any particular financial year based on a resolution relating to the period covered by the financial statements for the previous financial year. This discharge means that the general meeting will relieve such board members and members of our executive management from liability to us. However, the general meeting cannot discharge any claims by individual shareholders or other third parties.

        Additionally, we intend to enter into agreements with our board members and members of our executive management pursuant to which, subject to limited exceptions, we will agree to indemnify such board members and members of our executive management from civil liability, including: (i) any reasonably incurred damages or fines payable by them as a result of an act or failure to act in the exercise of their duties performed before or after the date of the indemnification agreement; (ii) any reasonable costs of conducting a defense against a claim; and (iii) any reasonable costs of appearing in other legal proceedings in which such individuals are involved as current or former board members or members of our executive management.

        There is a risk that such agreements will be deemed void under Danish law, either because the agreements are deemed contrary to the rules on discharge of liability in the Danish Companies Act (Selskabsloven) as set forth above, because the agreements are deemed contrary to sections 19 and 23 of the Danish Liability and Compensation Act (Erstatningansvarsloven), which contain mandatory provisions on recourse claims between an employee (including members of our executive management) and the company, or because the agreements are deemed contrary to the general provisions of the Danish Contracts Act (Aftaleloven).

        In addition, we provide our board members and executive management with directors' and officers' liability insurance.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Employment Agreement and Warrant Grants

        We have entered into employment agreements with, and issued warrants to, the members of our executive management. See "Management—Compensation" and "Management—Warrant Incentive Program" for more information.

Indemnification Agreements

        We intend to enter into indemnification agreements with our board members and the members of our executive management. See "Management—Insurance and Indemnification" for a description of these indemnification agreements.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information relating to the beneficial ownership of our shares as of March 31, 2016 by:

  •
  each person, or group of affiliated persons, known by us to beneficially own equal to or more than 5% of our outstanding shares;

  •
  each of our board members; and

  •
  each member of our executive management.

	Share Beneficial Ownership Prior to this Offering				Share Beneficial Ownership After this Offering
		Number of Warrants Exercisable Within 60 Days	Fully Diluted Number of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned			Fully Diluted Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Shareholders
Sunstone Funds(1)(2)	5,261,076	—	5,261,076	21.5%
Kapitalforeningen LD(3)	2,226,206	—	2,226,206	9.1%
Board Members and Executive Management
Martin Nicklasson	1,000	—	1,000	0.0%
Rosemary Crane	—	—	—	—
Catherine Moukheibir	—	—	—	—
Alain Munoz	5,250	—	5,250	0.0%
Michael J. Owen	—	—	—	—
Rasmus Just	2,000	2,500	4,500	0.0%
Hanne Heidenheim Bak	14,721	16,700	31,721	0.1%
Jens Peter Stenvang	1,000	5,000	6,000	0.0%
Britt Meelby Jensen	—	100,000	100,000	—
Mats Blom	110,000	62,038	172,038	0.7%
Adam Steensberg	11,500	27,000	38,500	0.2%
Hanne Leth Hillman	—	27,000	27,000	0.1%
All board members, board member nominee and executive management as a group (13 persons)	5,406,547	240,238	5,646,785	—

(1)
LSV Management A/S (CVR no. 33 85 91 98), located at Lautrupsgade 7, 5th floor, DK-2100 Copenhagen, Denmark, is the management company for the following funds: P/S Sunstone Biomedicinsk Venture III, K/S Sunstone Biomedical Ventures Annex I, K/S Sunstone Biomedical Ventures Annex II, K/S Sunstone Biomedical Ventures Annex III and Sunstone Life Science Ventures Fund I K/S.

(2)
On June 2, 2016, we received information from the Sunstone funds that the following funds are expected to enter into voluntary liquidation during the third quarter of 2016; P/S Sunstone Biomedicinsk Venture III, K/S Sunstone Biomedical Ventures Annex I, K/S Sunstone Biomedical Ventures Annex II and K/S Sunstone Biomedical Ventures Annex III. The funds entering into liquidation hold a total of 3,177,593 shares, which will be distributed to the funds' investors, who represent a broad group of Danish institutional investors. We have been informed by Sunstone that no single investor will receive more than 5% of our share capital. Following the liquidations, Sunstone LSV Management A/S will remain a significant shareholder through its management of Sunstone Life Science Ventures Fund I K/S, which holds 2,083,483 shares or 8.5% of our total share capital.

(3)
Kapitalforeningen LD, located at Lønmodtagernes Dyrtidsfond, Dirch Passers Alle 27, 2, 2000 Frederiksberg.

(4)
Including Peter Benson, managing partner of Sunstone Life Science Ventures and our board member until June 2, 2016.

        The number of shares beneficially owned by each entity, person, member of our board of directors or executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of March 31, 2016 through the exercise of any warrants or other rights. There were no shares for which a person has the right to subscribe within 60 days of March 31, 2016. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

        The percentage of shares beneficially owned is computed on the basis of 24,399,382 shares outstanding as of March 31, 2016. Shares for which a person has the right to subscribe within 60 days of March 31, 2016 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. There were no shares for which a person has the right to subscribe within 60 days of March 31, 2016. Additionally, a person is considered to have the right to subscribe for shares, which are subject to outstanding warrants and vested within 60 days of March 31, 2016, although such warrants may only be exercised in two annual exercise periods. See "Description of Share Capital." Unless otherwise indicated below, the address for each beneficial owner listed is c/o Zealand Pharma A/S, at Smedeland 36, 2600 Glostrup, Denmark.

 DESCRIPTION OF SHARE CAPITAL

Introduction

        Set forth below is a summary of certain information concerning our share capital as well, as a description of certain provisions of our articles of association and relevant provisions of the Danish Companies Act (Selskabsloven), or DCA. The summary includes certain references to, and descriptions of, material provisions of our articles of association to be effective in connection with the consummation of this offering and Danish law in force as of the date of this prospectus. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association and applicable Danish law. Further, please note that as an American Depositary Share, or ADS, holder you will not be treated as one of our shareholders and will not have any shareholder rights.

General

        We were incorporated on April 1, 1997 as a private limited liability company (Anpartsselskab, or ApS) under Danish law under the name ApS KBUS 8 NR. 4581 and are registered with the Danish Business Authority (Erhvervsstyrelsen) in Copenhagen, Denmark under registration number (CVR) no. 20045078. Our name was changed to Peptide Probe Technologies ApS on August 22, 1997 and to Zealand Pharmaceuticals ApS on December 2, 1998. On December 22, 1998, we were converted into a public limited liability company (Aktieselskab, or A/S). On March 8, 1999, our name was changed to Zealand Pharmaceuticals A/S. On May 7, 2002, we changed our name to Zealand Pharma A/S. Our shares have been listed for trading on Nasdaq Copenhagen since November 2010.

        Our company's headquarters and registered office where all our activities (including R&D) are currently conducted, is located at Smedeland 36, 2600 Glostrup, Denmark and our telephone number is +4588 77 36 00. Our website address is www.zealandpharma.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.

Development of Share Capital

        As of November 2, 2010, we had one class of shares (prior to this date we had multiple classes of shares). As of March 31, 2016 our registered, issued and outstanding share capital was DKK 24,399,382 distributed into 24,399,382 shares of nominal value DKK 1 each. For a description of the terms of our outstanding warrants, see "Management—Warrant Incentive Program."

        The development of our share capital since our inception and up to and including March 31, 2016 is set forth in the table below. The table excludes up to 1,460,491 shares that may be issued in connection with the exercise of outstanding warrants under the 2010 and 2015 warrant programs. See the section of this prospectus entitled "Management—Warrant Incentive Program."

	Capital Increase, No. of Shares	Gross Proceeds, DKKm	Share Capital, No. of Shares	Issued Share DKK Capital
Share capital at November 2, 2010			17,682,069	17,682,069
2010
Capital increase, November 2010 at a price of DKK 86 per share (cash)	4,336,047	372.9	22,018,116	22,018,116
Capital increase, December 2010 at a price of DKK 1 per share (cash)	852,407	0.9	22,870,523	22,870,523
2011
Capital increase, December 2011 at a price of DKK 26.30 per share (cash)	322,524	8.5	23,193,047	23,193,047
2015
Capital increases, March 2015 at prices of DKK 50.27 and DKK 77 per share (cash)	120,833	6.9	23,313,880	23,313,880
Capital increases, April 2015 at prices of DKK 94.60 and DKK 77 per share (cash)	106,220	9.4	23,420,100	23,420,100
Capital increases, June 2015 at prices of DKK 94.60 and DKK 77 per share (cash)	51,487	4.6	23,471,587	23,471,587
Capital increases, June 2015 at prices of DKK 94.60 and DKK 77 per share (cash)	46,521	4.2	23,518,108	23,518,108
Capital increases, September 2015 at prices of DKK 94.60 and DKK 77 per share (cash)	383,190	34.9	23,901,298	23,901,298
Capital increases, September 2015 at prices of DKK 77, DKK 94.60 and DKK 50.27 per share (cash)	150,702	12.7	24,052,000	24,052,000
Capital increase, November 2015 at a price of DKK 94.60 per share (cash)	60,843	5.8	24,112,843	24,112,843
Capital increases, November 2015 at prices of DKK 77 and 50.27 per share (cash)	176,456	13.2	24,289,299	24,289,299
Capital increase, December 2015 at a price of DKK 77 per share (cash)	63,470	4.9	24,352,769	24,352,769
2016
Capital increases, March 2016 at prices of DKK 77 and DKK 87.45 per share (cash)	46,613	3.9	24,399,382	24,399,382

Authorizations to Our Board of Directors

        Our board of directors is authorized to increase our share capital as follows:

  •
  Until April 29, 2019, our board of directors is authorized to increase our share capital by issuing new shares by up to nominally DKK 2,435,276 of new shares (equal to 2,435,276 new shares of a nominal amount of DKK 1 per share). The capital increase shall be effected at market price and may be implemented without pre-emption rights for the existing shareholders. Our board of directors may decide to implement a capital increase by way of a cash contribution, contribution in kind or debt conversion. Further, during this period, our board of directors is authorized to increase our share capital by issuing new shares by up to a nominal amount of DKK 11,163,953 (equal to 11,163,953 new shares of a nominal amount of DKK 1 per share). Such capital increase shall be implemented in accordance with pre-emption rights for the existing shareholders and the subscription price may be a favorable price fixed by our board of directors. Our board of directors may decide to implement the capital increase by way of a cash contribution, contribution in kind or debt conversion. Any capital increases pursuant to such authorizations cannot exceed an aggregate nominal amount of DKK 11,163,953.

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  Until April 21, 2020, our board of directors is authorized to grant warrants with a right to subscribe for 2,750,000 shares. As of March 31, 2016, 466,250 warrants have been granted pursuant to this authorization, and 2,283,750 warrants may still be granted under this authorization. The shareholders will not have pre-emptive subscription rights when our board of directors exercises this authorization and the specific terms and conditions in this respect are to be determined by our board of directors. Our board of directors shall determine, in its discretion, the exercise price, as well as other terms and conditions for the warrants, provided that the exercise price corresponds to a minimum of the market price at the time of issuance of the warrants, unless such warrants are issued to employees. Pursuant to relevant provisions of the DCA in force from time to time, our board of directors may reapply or reissue any lapsed non-exercised warrants, provided that such reapplication or reissue is made under terms and conditions and with the time limits specified under the authority.

        New shares issued according to the authorizations listed above will rank pari passu with our existing shares in accordance with our articles of association.

        Further, our board of directors is authorized on behalf of the company to acquire its own shares for a total nominal value of up to 10% of our share capital for the time being. The price paid for such shares may not deviate by more than 10% from the bid rate established by Nasdaq Copenhagen at the time of acquisition. The bid rate shall be the closing rate on Nasdaq Copenhagen—all trades at 5:00 PM CET.

Our Shares

        As of March 31, 2016, our registered, issued and outstanding share capital was DKK 24,399,382, and excludes up to 1,460,491 shares that may be issued upon the exercise of outstanding warrants. For a description of the terms of our outstanding warrants, see "Management—Warrant Incentive Program." In connection with this offering, we intend to issue up to                ADSs representing                shares, excluding the underwriters' option to purchase up to                additional ADSs. Each ADS will represent                of a share. We have applied to have the ADSs listed on NASDAQ under the symbol "ZLND." The underlying shares will continue to be listed on Nasdaq Copenhagen under the symbol "ZEAL."

        Initial settlement of the ADSs issued in this offering will take place on the consummation date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ADSs.

Pre-emptive Rights

        If our shareholders at a general meeting resolve to increase our share capital by a cash contribution, section 162 of the DCA will apply. Under that section, shareholders have a pre-emptive right to subscribe for new shares in proportion to their existing shareholdings. However, the pre-emptive right may be derogated from by a majority comprising at least two-thirds of the votes cast, as well as at least two-thirds of the share capital represented at the general meeting, provided the share capital increase takes place at market price or nine-tenths of the votes cast, as well as at least nine-tenths of the share capital represented at the general meeting if the share capital increase takes place below market price, unless such capital increase is directed at our employees whereby a majority comprising at least two-thirds of the votes cast, as well as at least two-thirds of the share capital represented at the general meeting is required. Further, the pre-emptive rights may be derogated from by an exercise of the board of directors of a valid authorization in our articles of association, provided that the share capital increase takes place at or above market price.

Shareholders' Register

        We are obliged to maintain a shareholders' register (Ejerbog). The shareholders' register is maintained by Computershare A/S, Kongevejen 418, Øverød, DK-2840 Holte, Denmark, our Danish share registrar and transfer agent. It is mandatory that the shareholders' register is maintained within the European Union and that it is available to public authorities.

        Pursuant to the DCA, public and private limited liability companies are required to register with the Danish Business Authority information regarding shareholders who own at least 5% of the share capital or the voting rights. Pursuant to this provision, we file registrations with the Danish Public Shareholders' Register of the Danish Business Authority. Shareholders that exceed the ownership threshold must notify us, and we will subsequently file the information with the Danish Business Authority. Reporting is further required upon passing thresholds of 10%, 15%, 20%, 25%, 50%, 90%, and 100% as well as one-third and two-thirds of the votes or the share capital. This also applies to beneficial holders of our shares, such as holders of the ADSs.

Articles of Association and Danish Corporate Law

Objectives

        Our company has been established with the objectives of engaging in research, trade, manufacture and related activities, primarily within the pharmaceutical industry.

Summary of Provisions Concerning Members of the Board of Directors and the Executive Management

        We are managed by a board of directors of between four and seven members elected for a term of one year by our shareholders at the (annual) general meeting. Retiring directors are eligible for re-election. Additional members are elected pursuant to the statutory rules regarding representation of employees. The shareholders at the general meeting approve the remuneration of the board of directors.

        The board of directors elects its own chairman and grants individual or joint powers of procuration. The board of directors prepares its own rules of procedure governing the performance of its duties.

        We are bound by the joint signatures of the chairman of the board of directors with the CEO; the chairman of the board of directors jointly with another member of the board of directors; or one registered member of the executive management jointly with two members of the board of directors; or the joint signatures of the CEO and another registered member of the executive management; or all members of the board of directors jointly.

Rights and Restrictions in Relation to Existing Shares

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  No share carries any special rights.

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  Each share with a nominal value of DKK 1 carries one vote at general meetings.

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  The shares are negotiable instruments, and no restrictions apply to the transferability of the shares.

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  No shareholder shall be obliged to let his shares be redeemed in full or in part by us or by any other party, except as provided in the Danish Companies Act.

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  All shares shall be registered in the names of the holders and shall be entered in our shareholders' register.

Amendments to Our Articles of Association

        All resolutions put to the vote of shareholders at general meetings are subject to adoption by a simple majority of votes, unless the DCA (Selskabsloven) or our articles of association prescribes other requirements.

Notice Convening Annual and Extraordinary General Meetings

        General meetings shall be held in Greater Copenhagen (Storkøbenhavn). General meetings shall be convened by the board of directors giving not less than three weeks' and not more than five weeks' notice. General meetings shall be announced by publication in the IT information system of the Danish Business Authority and on our website. Furthermore, all shareholders registered in our shareholders' register who have so requested shall be notified by letter. The notice shall set out the time and place for the general meeting and the issues to be considered at the general meeting. If the general meeting is to consider a proposal to amend our articles of association, then the notice shall specify the material content of the proposal.

        Any shareholder shall be entitled to attend general meetings, provided he or she has requested an admission card from our offices not later than three days prior to the relevant meeting. The admission card will be issued to the shareholders registered in our shareholders' register. The shareholder may attend in person or be represented by proxy, and a shareholder shall be entitled to attend together with an advisor. A shareholder may vote by proxy or by mail, and a form for this use shall be made available on our website no later than three weeks prior to the general meeting. A vote by mail must be received by us not later than three days prior to the general meeting in order to be counted at the general meeting.

        Extraordinary general meetings shall be held as directed by the shareholders at the general meeting, the board of directors or an auditor, or upon a written request to the board of directors by shareholders holding not less than 5% of the share capital for consideration of a specific issue. The general meeting shall be convened within 14 days after the proper request has been received by our board of directors. See "Risk Factors—You may not be able to exercise your right to vote the shares underlying your ADSs."

Provisions as to the Level of Equity Investments to be Notified to Us and the Danish Authorities

        Pursuant to section 29 of the Danish Securities Trading Act (Værdipapirhandelsloven), shareholders in a company incorporated in Denmark with its shares admitted to trading and official listing are required to immediately (meaning within the same trading day as the transaction) and simultaneously notify us and the Danish Financial Supervisory Authority, or FSA, when the shareholder's stake (i) represents 5% or more of the voting rights in the company or the nominal value of its share capital, and (ii) when a change in a holding already notified implies that the limits of 5%, 10%, 15%, 20%, 25%, 50% or 90% and the limits of one-third and two-thirds of the voting rights or the nominal value are reached or are no longer reached or the change implies that the limits stated in (i) are no longer reached. This duty to notify also applies to anyone, who directly or indirectly holds (a) financial instruments that afford the holder a right to purchase existing shares, e.g., share options; and/or (b) financial instruments based on existing shares and with an economic effect equal to that of the financial instruments mentioned under (a), regardless of them not affording the right to purchase existing shares, e.g., the ADSs or, under the circumstances, cash-settled derivatives linked to the value of our shares or ADSs. Holding these kinds of financial instruments counts towards the thresholds mentioned above and may thus trigger a duty to notify by themselves or when accumulated with a holding of shares or ADSs. The notifications must comply with the requirements for the contents thereof set out in sections 16 and 17 of the Danish executive order on major shareholders (Storaktionærbekendtgørelsen), including the identity of the shareholder and the date when a limit is reached or no longer reached. Failure to comply with the duties of disclosure is punishable by fine or suspension of voting rights in instances of gross or repeated non-compliance. The FSA will in certain cases publish information concerning sanctions imposed, including, as a general rule, the name of the shareholder in question, as a consequence of non-compliance with the above rules. When we receive a notification pursuant to section 29 of the Danish Securities Trading Act, we must publish its contents as soon as possible. Furthermore, the general duty of notification pursuant to the DCA applies, which implies that shareholders must notify the company when the limit of 100% of the voting rights or nominal value of the shares is reached or no longer reached. This also applies to holders of the ADSs.

Danish Rules Intended to Prevent Market Abuse, Such as Insider Trading, Tipping and Market Manipulation

        Part 10 of the Danish Securities Trading Act, which purpose is to prevent market abuse, apply to us and dealings concerning our shares and will likewise apply to the ADSs. As we prior to our application for the listing of ADSs on NASDAQ are already subject to Danish and U.S. securities laws, we intend to revise our internal code on possession and handling of inside information and with respect to our board of directors', executive management's and employees' dealings in our shares or in financial instruments the value of which is determined by the value of our shares so that it also covers the ADSs. Furthermore, we have drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and have informed such persons of the rules on insider trading and market manipulation, including the sanctions, which can be imposed in the event of a violation of those rules. As of July 3, 2016, EU Regulation No 596/2014 on market abuse, will enter into force, and Part 10 of the Danish Securities Trading Act will likely be repealed, and replaced by the provisions found in EU Regulation No 596/2014.

The EU Short Selling Regulation (EU Regulation 236/2012) Includes Certain Notification Requirements in connection with Short Selling of Shares Admitted to Trading on a Trading Venue (including Nasdaq Copenhagen) and Securities or Derivatives that Relate to Such Shares (including the ADSs).

        When a natural or legal person reaches or falls below a net, short position of 0.2% of the issued share capital of a company that has shares admitted to trading on a trading venue, such person shall notify the relevant competent authority, which in Denmark is the FSA. The obligation to notify, moreover, applies in each case where the short position reaches 0.1% above the 0.2% threshold. In addition, when a natural or legal person reaches or falls below a net short position of 0.5% of the issued share capital of a company that has shares admitted to trading on a trading venue and each 0.1% above that, such person shall make a public announcement of its net short position.

Limitation on Liability

        Under Danish law, members of the board of directors or executive management may be held liable for damages in the event that loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company and to third parties for acting in violation of the articles of association and Danish law.

Comparison of Danish Corporate Law and Our Articles of Association and Delaware Corporate Law

        The following comparison between Danish corporate law, which applies to us, and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. This summary is subject to Danish law, including the DCA, and Delaware corporate law, including the Delaware General Corporation Law. Further, please note that as an ADS holder you will not be treated as one of our shareholders and will not have any shareholder rights.

Duties of Board Members

        Denmark.    Public limited liability companies in Denmark are usually subject to a two-tier governance structure with the board of directors having the ultimate responsibility for the overall supervision and strategic management of the company in question and with executive management being responsible for the day-to-day operations. Each board member and member of the executive management is under a fiduciary duty to act in the interest of the company, but shall also take into account the interests of the creditors and the shareholders. Under Danish law, the members of the board of directors and executive management of a limited liability company are liable for losses caused by negligence when shareholders, creditors or the company itself suffer such losses. They may also be liable for wrongful information given in the annual financial statements or any other public announcements from the company. An investor suing for damages is required to prove its claim with regard to negligence and causation. Danish courts, when assessing negligence, have been reluctant to impose liability unless the directors and officers neglected clear and specific duties. This is also the case when it comes to liability with regard to public offerings or liability with regard to any other public information issued by the company.

        Delaware.    The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Terms of the Members of Our Board of Directors

        Denmark.    Under Danish law, the members of the board of directors of a limited liability company are generally appointed for a one-year term, although employee elected board members are elected for a four-year tenure. There is no limit on the number of consecutive terms the board members may serve. Pursuant to our articles of association, our board members are appointed by the general meeting of shareholders for a term of one year and are eligible for re-election. Election of board members is, according to our articles of association, an item that shall be included on the agenda for the annual general meeting. At the general meeting, shareholders are entitled at all times to dismiss a board member by a simple majority vote.

        Delaware.    The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes, of relatively equal size, with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a "classified" board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Board Member Vacancies

        Denmark.    Under Danish law, new board members are elected by the shareholders at a general meeting in the event of vacancies. Thus, a general meeting will have to be convened in order to fill a vacancy on the board of directors. However, the board of directors may choose to wait to fill vacancies until the next annual general meeting of the company, provided that the number of the remaining board members is greater than two. A statutory requirement to convene a general meeting to fill vacancies only arises if the number of remaining members on the board is less than three.

        Delaware.    The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum)

unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

        Denmark.    Under Danish law, board members may not take part in any matter or decision-making that involves a subject or transaction in relation to which the board member has a conflict of interest with us.

        Delaware.    The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

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  the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent;

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  the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consent; or

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  the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Board Members

        Denmark.    In the event that a board member in a Danish limited liability company is unable to participate in a board meeting, the elected alternate, if any, shall be given access to participate in the board meeting. The members of our board of directors appointed by the general meeting have not elected alternates; however, the three board members elected by our employees have elected alternates. In a Danish limited liability company, unless the board of directors has decided otherwise, or as otherwise is set forth in the articles of association, the board member in question may grant a power of attorney to another board member, provided that this does not create risk to the company considering the agenda in question.

        Delaware.    A director of a Delaware corporation may not issue a proxy representing the director's voting rights as a director.

Shareholder Rights

Notice of Meeting

        Denmark.    According to the DCA and as implemented in our articles of association, general meetings in listed limited liability companies shall be convened by the board of directors with a minimum of three weeks' notice and a maximum of five weeks' notice. A convening notice shall also be forwarded to shareholders recorded in our shareholders' register who have requested such notification. There are specific requirements as to the information and documentation required to be disclosed in connection with the convening notice.

        Delaware.    Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Voting Rights

        Denmark.    Each share confers the right to cast one vote at the general meeting of shareholders, unless the articles of association provide otherwise. Each holder of shares may cast as many votes as it holds shares. Voting instructions may be given only in respect of a number of ADSs representing an integral number of shares or other deposited securities. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote.

        ADS holders may only exercise voting rights with respect to the shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting temporary registration as shareholder and authorizing the depositary to act as proxy.

        Absent said withdrawal or, to the extent permitted by applicable law and as permitted by the depositary, temporary registration and proxy, Danish law prevents the depositary from differentiated voting at our general meetings unless our articles of association specifically allow for this, which is currently not the case, meaning that all votes on the shares held by the depositary, including those underlying the ADSs issued in this offering, would need to be cast either in favor of or against any proposal at our general meetings, if such shares were voted at all. Our board of directors is committed to using reasonable efforts to work towards removing this restriction at the extraordinary general meeting to be convened to approve this offering. If this restriction is removed, the depositary would be able to vote the shares registered in its name that underlie the ADSs to more closely reflect the preferences of the ADS holders, thereby effectively permitting pass-through voting by ADS holders who indicate their preference to the depositary in accordance with and subject to the depositary's procedures.

        Delaware.    Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event can a quorum consist of less than one-third of the shares entitled to vote at a meeting.

        Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

        Denmark.    According to the DCA, extraordinary general meetings of shareholders will be held whenever our board of directors or our appointed auditor requires. In addition, one or more shareholders each representing at least 5% of the registered share capital of the company may, in writing, require that a general meeting be convened. If such a demand is made, the board of directors shall convene the general meeting within two weeks thereafter.

        All shareholders have the right to present proposals for adoption at the annual general meeting, provided that the proposals are submitted at least six weeks prior to the meeting. In the event that the request is made at a later date, the board of directors will determine whether the proposals were made in due time to be included on the agenda.

        Delaware.    Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting of stockholders. However, if a Delaware corporation is subject to the SEC's proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation's securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

        Denmark.    Under Danish law, shareholders may take action and pass resolutions by written consent if such consent is unanimous. However, for a listed company, this method of adopting resolutions is generally not feasible.

        Delaware.    Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

        Denmark.    The concept of appraisal rights does not exist under Danish law, except in connection with statutory redemption rights according to the DCA.

        According to Section 73 of the DCA, a minority shareholder may require a majority shareholder that holds more than 90% of the company's registered share capital to redeem his or her shares. Similarly, a majority shareholder holding more than 90% of the company's share capital may, according to Section 70 of the DCA, squeeze out the minority shareholders. In the event that the parties cannot agree to the redemption squeeze out price, this shall be determined by an independent evaluator appointed by the court. Additionally, there are specific regulations in Sections 249, 267, 285 and 305 of the DCA that require compensation in the event of national or cross-border mergers and demergers. Moreover, shareholders who vote against a cross-border merger or demerger are, according to Sections 286 and 306 of the DCA, entitled to have their shares redeemed.

        Delaware.    The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder's shares, in connection with certain mergers and consolidations.

Shareholder Suits

        Denmark.    Under Danish law, only a company itself can bring a civil action against a third party; an individual shareholder does not have the right to bring an action on behalf of a company. However, if shareholders representing at least 10% of the share capital have opposed at a general meeting a decision to grant discharge to a member of our board of directors or our executive management or refrain from bringing law suits against, among other persons, a member of our board of directors or executive management, a shareholder may bring a derivative action on behalf of our company against, among other persons, a member of our board of directors or executive management. An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a negligent act directly against such individual shareholder.

        Delaware.    Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of Shares

        Denmark.    Danish limited liability companies may not subscribe for newly issued shares in their own capital. Such companies may, however, according to the DCA Sections 196-201, acquire fully paid shares of themselves, provided that the board of directors has been authorized to do so by the shareholders at a general meeting. Such authorization can only be given for a maximum period of five years and the authorization shall fix (i) the maximum value of the shares and (ii) the minimum and the highest amount that the company may pay for the shares. Such purchase of shares may generally only be acquired using distributable reserves. In addition, the board of directors may, on behalf of the company, acquire the company's own shares, without authorization, in case it is necessary to avoid a considerable and imminent detrimental effect on the company and provided certain conditions are met. In case the company has acquired its own shares under such circumstances the board of directors is obligated to inform the shareholders of such acquisition at the next general meeting.

        Delaware.    Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

        Denmark.    Under Danish law, it is possible to implement limited protective anti-takeover measures. Such provisions may include, among other things, (i) different share classes with different voting rights and (ii) notification requirements concerning participation in general meetings. We have currently not adopted any such provisions.

        Delaware.    In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

        Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation's voting stock, within three years after the person becomes an interested stockholder, unless:

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  the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

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  after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

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  after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

        A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

        Denmark.    According to Section 150 of the DCA, a shareholder may, at the annual general meeting or at a general meeting whose agenda includes such item, request an inspection of the company's books regarding specific issues concerning the management of the company or specific annual reports. If approved by shareholders with a simple majority, one or more investigators are elected. If the proposal is not approved by a simple majority but 25% of the share capital votes in favor of the proposal, then the shareholder can request the court to appoint an investigator.

        Delaware.    Under the Delaware General Corporation Law, any stockholder may inspect certain of the corporation's books and records, for any proper purpose, during the corporation's usual hours of business.

Pre-Emptive Rights

        Denmark.    As a general rule, shareholders of the company are entitled to subscribe for new shares in proportion to their existing shareholdings in the event of a cash increase of the share capital. Such a cash increase of the share capital can be resolved by the general meeting by at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the general meeting.

        However, in the below-mentioned scenarios, the general meeting may resolve to depart from the shareholders' right to proportionate subscription if the following voting requirements are met:

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  two-thirds majority requirement: if the new shares issued in connection with the capital increase are subscribed for at market price for the benefit of some of the existing shareholders, the above-mentioned two-thirds majority requirement applies;

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  consent requirement: if the new shares issued in connection with the capital increase are subscribed for at a discount for the benefit of some of the existing shareholders, consent from the shareholders who do not get an opportunity to participate in the capital increase must be obtained;

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  two-thirds majority requirement: if the new shares issued in connection with the capital increase are subscribed for at market price for the benefit of parties other than the existing shareholders and the employees of the company (i.e., a third party), the above-mentioned two-thirds majority requirement applies; and

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  nine-tenths majority requirement: if the new shares issued in connection with the capital increase are subscribed for at discount for the benefit of parties other than the existing shareholders or the employees of the company, the voting requirement is at least nine-tenths of the votes cast as well as at least nine-tenths of the share capital represented at the general meeting.

        The board of directors may resolve to increase our share capital without pre-emptive subscription rights for existing shareholders pursuant to the authorizations described above under the caption "Authorizations to our Board of Directors."

        Unless future issuances of new shares are registered under the Securities Act or with any authority outside Denmark, U.S. shareholders and shareholders in jurisdictions outside Denmark may be unable to exercise their pre-emptive subscription rights under U.S. securities law.

        Delaware.    Under the Delaware General Corporation Law, stockholders have no pre-emptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

        Denmark.    Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company's shareholders at a company's general meeting. In addition the shareholders may authorize the board of directors to distribute extraordinary dividends. The shareholders may not resolve to the distribution of dividends in excess of the recommendation from the board of directors and we may only pay out dividends from our distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law after deduction of loss carried forward. It is possible under Danish law to pay out interim dividends. The decision to pay out interim dividends shall be accompanied by a balance sheet, and the board of directors determines whether it will be sufficient to use the statement of financial position from the annual report or if an interim statement of financial position for the period from the annual report period until the interim dividend payment shall be prepared. If interim dividends are paid out later than six months following the end of the financial year for the latest annual report, an audited interim balance sheet showing that there are sufficient funds shall always be prepared.

        Delaware.    Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Shareholder Vote on Certain Reorganizations

        Denmark.    Under Danish law, all amendments to the articles of association shall be approved by the general meeting of shareholders with a minimum of two-thirds of the votes cast and two-thirds of the share capital represented at the general meeting. The same applies to solvent liquidations, mergers with the company as the discontinuing entity, mergers with the company as the continuing entity if shares are issued in connection therewith and demergers. Under Danish law, it is debatable whether the shareholders must approve a decision to sell all or virtually all of the company's business/assets.

        Delaware.    Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required. However, under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, unless required by the certificate of incorporation, if (1) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (2) the shares of stock of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Amendments to Governing Documents

        Denmark.    All resolutions made by the general meeting may be adopted by a simple majority of the votes, subject only to the mandatory provisions of the DCA and the articles of association. Resolutions concerning all amendments to the articles of association must be passed by two-thirds of the votes cast as well as two-thirds of the share capital represented at the general meeting. Certain resolutions, which limit a shareholder's ownership or voting rights, are subject to approval by a nine-tenth majority of the votes cast and the share capital represented at the general meeting. Decisions to impose any or increase any obligations of the shareholders towards the company require unanimity.

        Delaware.    Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our shares is Computershare A/S, Kongevejen 418, Øverød, DK-2840 Holte, Denmark. The Bank of New York Mellon will serve as the depositary for the ADSs.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent            of a share (or a right to receive            of a share) deposited with The London Branch of The Bank of New York Mellon, as custodian for the depositary in the United States. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at 225 Liberty Street, New York, New York 10286.

        You may hold ADSs either (a) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Danish law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 188. See "Where You Can Find More Information."

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash

        The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Certain Material U.S. Federal Income Tax Considerations." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares

        The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares

        If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions

        The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs for the purpose of withdrawal at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Denmark and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

        Except by instructing the depositary as described above, you won't be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs (other than those issued pursuant to this offering), including issuances resulting from a distribution of shares or rights or other property
$0.05 (or less) per ADS	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

        The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for the surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

  •
  60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

  •
  we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

  •
  we appear to be insolvent or enter insolvency proceedings;

  •
  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  •
  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  •
  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

        After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

        If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will in those circumstances vote on all questions to be voted upon unless we notify the depositary that:

  •
  we do not wish to receive a discretionary proxy;

  •
  there is substantial shareholder opposition to the particular question; or

  •
  the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

SHARES AND AMERICAN DEPOSITARY SHARES ELIGIBLE FOR FUTURE SALE

        Our shares are admitted to trading and official listing on Nasdaq Copenhagen. Future sales of our shares or ADSs, including shares issued upon the exercise of outstanding warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for the ADSs to fall or impair our ability to raise equity capital in the future.

        Based on the number of shares outstanding as of                        , 2016, and assuming (1) no exercise of the underwriters' option to purchase additional ADSs and (2) no exercise of any of our other outstanding warrants, we will have outstanding an aggregate of                    shares. All of our outstanding shares are freely tradable on Nasdaq Copenhagen, all of the             ADSs to be sold in this offering (representing            shares), and any ADSs sold upon exercise of the underwriters' option to purchase additional ADSs, will be freely tradable in the U.S. public market without restriction or further registration under the Securities Act, unless the ADSs are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act (subject, in each case, to the terms of the lock-up agreements referred to below, as applicable). The number of ADSs available for sale immediately after this offering will be the number sold in this offering plus the number of ADSs available prior to this offering (reflecting any split or combination effected in conjunction with this offering) less any ADSs held by our directors and officers, who will be subject to lock-up agreements for 180 days after the date of this prospectus.

Lock-Up Agreements

        In connection with this offering, we, all of our directors and executive officers, and certain holders of our outstanding shares have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our or their ADSs, shares or securities convertible into or exchangeable for ADSs or shares during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See "Underwriting." Following the lock-up periods set forth in the agreements described above, and assuming that the underwriters do not release any parties from these agreements, all of the ADSs and shares that are held by these parties as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets. In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates," is entitled to sell such securities in the U.S. public market (subject to the lock-up agreements referred to above, if applicable) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the securities proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates," then such person is entitled to sell such securities in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates," as defined in Rule 144, who have beneficially owned the securities proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those securities that does not exceed the greater of:

  •
  1% of the number of shares then outstanding, which will equal approximately                immediately after this offering; or

  •
  the average weekly trading volume of the ADSs on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Such sales under Rule 144 by our "affiliates" or persons selling ADSs on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Regulation S

        Regulation S under the Securities Act, or Regulation S, provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person's decision to acquire securities. This discussion applies only to a U.S. Holder that holds the ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including foreign, state and local tax consequences, U.S. federal gift, estate and alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  dealers or traders in securities who use a mark-to-market method of tax accounting;

  •
  persons holding the ADSs as part of a hedging transaction, "straddle," wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;

  •
  regulated investment companies;

  •
  insurance companies;

  •
  real estate investment trusts, grantor trusts or other trusts;

  •
  persons whose "functional currency" for U.S. federal income tax purposes is not the U.S. dollar;

  •
  expatriates of the United States;

  •
  tax exempt entities, including "individual retirement accounts" and "Roth IRAs";

  •
  entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

  •
  persons that own or are deemed to own ten percent or more of our voting shares;

  •
  persons who acquired the ADSs in exchange for services or otherwise as compensation; and

  •
  persons holding the ADSs in connection with a trade or business conducted outside the United States.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding the ADSs and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs.

        For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs and an exchange of ADSs for our shares generally will not be subject to U.S. federal income tax.

        The discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

        A "U.S. Holder" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of the ADSs who is eligible for the benefits of the Treaty and is:

  (1)
  an individual who is a citizen or resident of the United States;

  (2)
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

  (3)
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  (4)
  a trust, if (A) a U.S. court is able to exercise primary supervision over the trust's administration and one or more United States persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under all applicable U.S. Treasury regulations to treat the trust as a United States person (as such term is defined under the Code).

        U.S. Holders are encouraged to consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of the ADSs in their particular circumstances.

Taxation of distributions

        Subject to the PFIC rules described below, distributions paid on the ADSs, other than certain pro rata distributions of the ADSs, generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gain. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under "—Passive Foreign Investment Company rules"), the preferential rate will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

        The amount of a dividend will include any amounts withheld by us in respect of Danish income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's receipt of the dividend. The amount of any dividend income paid in DKK will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Subject to applicable limitations, some of which vary depending upon the U.S. Holder's particular circumstances, Danish income taxes withheld from dividends on the ADSs (or shares underlying the ADSs) will be creditable against the U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Danish income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or other taxable disposition of the ADSs

        Subject to the PFIC rules described below, gain or loss realized on the sale or other taxable disposition of the ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder's tax basis in the ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes. Capital gain from the sale, exchange or other disposition of ADSs by a non-corporate U.S. Holder generally is eligible for preferential rates of taxation if the non-corporate U.S. Holder's holding period for such ADSs determined at the time of such sale, exchange, or other taxable disposition exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company rules

        Under the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets, including cash, consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we ceased to meet the threshold requirements for PFIC status in any particular year.

        Based on certain estimates of our gross income and gross assets, the latter determined by reference to the value of the ADSs and shares, we believe that we will not be classified as a PFIC for the taxable year ending December 31, 2016. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be classified as a PFIC for the 2016 taxable year (or any later year) until after the close of the relevant year. The determination of whether we are a PFIC is made annually for each of our taxable years. As a result, our PFIC status may change. In particular, for purposes of the asset test described above, the total value of our assets will be treated as equal to the sum of the aggregate value of the ADSs and shares plus the Company's liabilities. Therefore, for purposes of the asset test, the total value of our assets will depend on the market price of the ADSs. However, the value of our passive assets generally will be equal to the actual fair market value of such assets. A decrease in the market price of the ADSs would cause a decrease in the deemed total value of our assets for purposes of the asset test but generally would not cause a corresponding decrease in the actual value of our passive assets. Accordingly, fluctuations in the market price of the ADSs may result in us being a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash raised in this offering. Because of the fact specific nature of the inquiry, it cannot be predicted at this time what portion of the net proceeds from this offering we would need to spend in order to avoid PFIC status.

        For purposes of the income test, we believe that we are engaged in an active trade or business of discovering and developing peptide drugs and that the royalties and milestone payments we receive from unrelated parties should be treated as derived in the active conduct of a trade or business and not characterized as passive income. However, we have no assurance that these anticipated milestone payments and royalties will be paid when expected. If any such payments are delayed or not received then, depending on the amount of passive income we receive from other sources, the relative percentage of our income that is passive could increase and potentially cause us to be classified as a PFIC. There can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder's holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on such ADSs received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

        Alternatively, if we are a PFIC and if the ADSs are "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. The ADSs would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

        A timely election to treat a PFIC as a qualified electing fund under Section 1295 of the Code would result in alternative treatment. U.S. Holders should be aware, however, that we do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.

        In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        U.S. Holders should consult their tax advisers regarding whether we are or may become a PFIC and the potential application of the PFIC rules.

Medicare Tax

        In general, a U.S. Holder that is an individual or estate, or a trust is subject to a 3.8% Medicare tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Holder's net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this tax to income and gains in respect of your investment in the ADSs.

Information reporting and backup withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

        Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

        If a U.S. Holder owns ADS during any year in which we are a PFIC, such U.S. Holder (including, potentially, indirect holders) will generally be required to file an IRS Form 8621 with such holder's federal income tax return for that year.

        Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including shares of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for shares held through a U.S. financial institution). In addition, certain U.S. Holders may be required to file a FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Treasury Department each year to report their interests in the ADSs. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

CERTAIN MATERIAL DANISH INCOME TAX CONSIDERATIONS

        The following is a summary of certain material Danish tax considerations relating to the ownership and disposition of ADSs. The summary is for general information purposes only and does not constitute exhaustive tax or legal advice.

        It is noted specifically that the summary does not address all possible tax consequences relating to the ownership and disposition of ADSs. The summary does accordingly not apply to investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (i.e., pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. The summary does further not apply to non-Danish tax resident investors that carry on business activities in Denmark through a permanent establishment.

        In the context of the following section, "companies" mean entities that are treated as separate taxable entities under Danish domestic tax laws.

        The summary is based solely on the tax laws of Denmark in effect on the date of this prospectus. Danish tax laws may be subject to change, potentially with retroactive effect.

        Potential investors in the ADSs are advised to consult their tax advisors regarding the applicable tax consequences of ownership and disposition of the ADSs based on their particular circumstances.

Tax Treatment of ADSs Under Danish Tax Law

        It is currently not clear under Danish tax legislation or case law how ADSs are to be treated for Danish tax purposes.

        This summary assumes that the ADS holder in respect of the ADSs is treated as the direct owner of the shares underlying the ADSs and accordingly as the shareholder for Danish domestic tax law purposes, and that the ADS holder is deemed the beneficial owner of any dividend distributed on the underlying shares for Danish domestic tax law purposes as well as under any applicable tax treaty.

        Therefore, the following deals with certain material Danish tax considerations relating to the ownership and disposition of shares.

Danish Tax Resident Individuals

Sale of Shares

        Capital gains from the sale of shares realized by Danish tax resident individuals are taxed as share income at a rate of 27% on the first DKK 50,600 ($7,598) (for cohabiting spouses, a total of DKK 101,200 ($15,195)) and at a rate of 42% on share income exceeding DKK 50,600 ($7,598) (for cohabiting spouses over DKK 101,200 ($15,195)) in 2016. The threshold is subject to annual adjustments and include all share income included in the calculation (i.e., all capital gains on shares and dividends derived by the individual or cohabiting spouses, respectively).

        Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is based on the average purchase price paid for the shares in the company (i.e., not the purchase price paid for each share).

        Losses on the sale of listed shares can only be offset against other share income deriving from listed shares (i.e., dividends and capital gains on the sale of listed shares). Unused losses will automatically be offset against a cohabiting spouse's share income deriving from listed shares and any additional losses can be carried forward and offset against future share income deriving from listed shares.

Dividends

        Dividends paid to Danish tax resident individuals are included in the individual's share income and taxed as such, as outlined above. Dividends paid to Danish tax resident individuals are generally subject to withholding tax at the rate of 27%.

Non-Danish Tax Resident Individuals

Sale of Shares

        Non-Danish tax resident individuals, including individuals tax resident in the United States, are generally not taxed in Denmark on gains realized on the sale of shares, subject to certain anti-avoidance rules.

Dividends

        Dividends paid to non-Danish tax resident individuals, including individuals tax resident in the United States, are generally subject to withholding tax at the rate of 27%. No additional tax will be imposed.

        In the event that the shareholder is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to benefits under such tax treaty, the shareholder may seek a refund from the Danish Tax Administration of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a 15% tax rate). Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all EU member states. The treaty between Denmark and the United States generally provides for a 15% tax rate.

        Similarly, Danish domestic tax law provides for a 15% tax rate, if the shareholder holds less than 10% of the nominal share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the shareholder is tax resident outside the EU, it is an additional requirement for application of the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the share capital of the company.

        Any reduced tax rate according to an applicable tax treaty and/or Danish domestic tax law will not affect the withholding rate (27%). In order to receive a refund (from 27% to e.g., 15%), the shareholder must make a claim for such refund through certain certification procedures.

        As a general rule, the refund shall be paid within six months following the Danish Tax Administration's receipt of the refund claim. If the refund is paid later than six months after the receipt of the claim, interest will in general be calculated on the amount of refund. For 2016 and subsequent years, the rate per month will be 0.4% plus a premium fixed annually. The six-month deadline is suspended by the Danish Tax Administration, if the Tax Administration is unable to determine whether the taxpayer is entitled to a refund based on the taxpayer's affairs. If the deadline is suspended accordingly, computation of interest is also suspended.

        The Danish Tax Administration has recently published new guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities' website, http://www.skat.dk/SKAT.aspx?oId=2178493&vId=0.

Danish Tax Resident Companies

Sale of Shares

        For the purpose of taxation of sales of shares made by corporate shareholders (and dividends received by corporate shareholders, see below), a distinction is made between:

        "Subsidiary Shares," which are generally defined as shares owned by a shareholder holding at least 10% of the share capital of the issuing company;

        "Group Shares," which are generally defined as shares in a company in which the shareholder of the company and the issuing company are subject to Danish joint taxation or satisfy the requirements for international joint taxation under Danish law;

        "Tax-Exempt Portfolio Shares," which are generally defined as unlisted shares owned by a shareholder holding less than 10% of the share capital of the issuing company; and

        "Taxable Portfolio Shares," which are defined as shares that do not qualify as Subsidiary Shares, Group Shares or Tax-Exempt Portfolio Shares.

        Gains and losses on disposal of Subsidiary Shares and Group Shares and Tax-Exempt Portfolio Shares realized by Danish tax resident companies are generally not included in the taxable income of the shareholder, subject to certain anti-avoidance rules.

        Capital gains on listed Taxable Portfolio Shares are taxable at the general corporate tax rate of 22% and losses on such shares are generally deductible. Gains and losses on listed Taxable Portfolio Shares are taxed under the mark-to-market principle irrespective of realization.

Dividends

        Dividends received on Subsidiary Shares and Group Shares are generally tax-exempt, subject to certain anti-avoidance rules.

        Dividends received on Taxable Portfolio Shares are taxable at the general corporate tax rate of 22% and tax is generally withheld similarly at 22%.

Non-Danish Tax Resident Companies

Sale of Shares

        Non-Danish tax resident companies, including companies tax resident in the United States, are generally not taxed in Denmark on gains realized on the sale of shares, subject to certain anti-avoidance rules.

Dividends

        Dividends received on Subsidiary Shares are exempt from Danish withholding tax provided that taxation shall be waived or reduced under the Parent-Subsidiary Directive (2011/96/EEC) or under an applicable tax treaty. Similarly, dividends received on Group Shares, which are not Subsidiary Shares, are exempt from Danish withholding tax if the shareholder is resident in the EU or the EEA and provided that taxation shall be waived or reduced under the Parent-Subsidiary Directive (2011/96/EEC) or under an applicable tax treaty had the shares been Subsidiary Shares.

        In other cases, dividends will generally be subject to tax at a rate of 22% effective for dividends distributed on or after July 1, 2016. However, the withholding rate is 27%, meaning that all foreign corporate shareholders receiving taxable dividends distributed from Danish companies on or after July 1, 2016 will be able to ask for a refund of at least 5% of the total dividend.

        Further, in the event that the shareholder is tax resident in a state with which Denmark has entered into a tax treaty and is entitled to the benefits under such tax treaty, the shareholder may seek a refund from the Danish Tax Administration of the tax withheld in excess of the applicable treaty rate (Danish tax treaties typically provide for a 15% tax rate). Denmark has entered into tax treaties with approximately 80 countries, including the United States and almost all EU member states. The treaty between Denmark and the United States generally provides for a 15% tax rate.

        Similarly, Danish domestic tax law provides for an applicable 15% tax rate, if the shareholder holds less than 10% of the share capital in the company and is tax resident in a state that is obligated to exchange information with Denmark under a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters. If the shareholder is tax resident outside the EU, it is an additional requirement for eligibility for the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the nominal share capital of the company.

        Any reduced tax rate according to an applicable tax treaty (and/or the 15% tax rate provided for under Danish domestic tax law) will not affect the withholding rate (27%). In order to receive a refund (from 27% to e.g., 15%), the shareholder must make a claim for such refund through certain certification procedures.

        As a general rule, the refund shall be paid within six months following the Danish Tax Administration's receipt of the refund claim. If the refund is paid later than six months after the receipt of the claim, interest will be calculated on the amount of refund. For 2016 and subsequent years, the rate per month will be 0.4% plus a premium fixed annually. The six-month deadline can be suspended by the Danish Tax Administration, if the Tax Administration is unable to determine whether the taxpayer is entitled to a refund based on the taxpayer's affairs. If the deadline is suspended accordingly, computation of interest is also suspended.

        The Danish Tax Administration has recently published new guidance on the documentation necessary for processing refund claims. The guidance is available in English from the Danish tax authorities' website, http://www.skat.dk/SKAT.aspx?oId=2178493&vId=0.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering ADSs representing ordinary shares subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at that price less a concession not in excess of $            per ADS. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional ADSs at the public offering price listed on the cover page of this prospectus, less the underwriting commission. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter's name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

        The following table shows the per ADS and total public offering price, underwriting commission and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional            ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting commission to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting commission, are approximately $            . We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            , as set forth in the underwriting agreement.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        We have applied to list the ADSs on The NASDAQ Global Select Market, or NASDAQ, under the trading symbol "ZLND."

        We, all of our directors and executive officers, and certain holders of our outstanding shares with knowledge of the offering have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares, ADSs or any securities convertible into or exercisable or exchangeable for shares or ADSs;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares or ADSs;

whether any such transaction described above is to be settled by delivery of shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  transactions relating to shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing or public announcement under Section 16(a) of the Exchange Act, or otherwise, is required or voluntarily made in connection with subsequent sales of the shares, ADSs or other securities acquired in such open market transactions;

  •
  transfers of shares, ADSs or any other security convertible into shares or ADSs as a bona fide gift, provided that (i) each donee or distributee shall sign and deliver to the underwriters a lock-up letter and (ii) no filing or public announcement under Section 16(a) of the Exchange Act or otherwise, reporting a reduction in beneficial ownership of shares or ADSs, shall be required or shall be voluntarily made during the restricted period;

  •
  transfers of shares, ADSs or any other security convertible into shares or ADSs to any trust for our direct or indirect benefit and/or that of any of our immediate family or transfers of shares, ADSs or any other security convertible into shares or ADSs by will or intestate succession upon the death of such director, executive officer or holder; provided that (i) each such transferee shall sign and deliver to the underwriters a lock-up letter, and (ii) no filing or public announcement under Section 16(a) of the Exchange Act or otherwise, reporting a reduction in beneficial ownership of shares or ADSs, shall be required or shall be voluntarily made during the restricted period;

  •
  surrender of shares to the depositary or the depositary's custodian, for the purpose of receiving an equivalent number of ADSs in lieu of such shares;

  •
  transfers of shares, ADSs or other securities of the company to any third party, or surrender or forfeiture of shares, ADSs or other securities of the company to the company, to satisfy (x) tax obligations upon exercise or vesting, subject to certain conditions, or (y) payment of the exercise price, in each case, of grant or exercise of warrants, equity awards or other right to acquire shares or ADSs pursuant to the company's equity incentive plans described herein, provided that no filing or public announcement under Section 16(a) of the Exchange Act or otherwise, reporting a reduction in beneficial ownership of ordinary shares or ADSs, shall be required or shall be voluntarily made during the restricted period;

  •
  if any such person is a corporation, partnership, limited liability company, trust or other business entity, distributions of ordinary shares, ADSs or any other security convertible into shares or ADSs (A) to another corporation, partnership, limited liability company, trust or other defined in Rule 405 promulgated under the Securities Act, of such person or (B) as part of a distribution without consideration by such person to its securityholders, partners, members or other equity holders, if, in any such case, such transfer is not for value, provided that (i) each such transferee shall sign and deliver to the underwriters a lock-up letter and (ii) no filing or public announcement under Section 16(a) of the Exchange Act or otherwise, reporting a reduction in beneficial ownership of shares or ADSs, shall be required or shall be voluntarily made during the restricted period;

  •
  the transfer of shares, ADSs or any other security convertible into or exercisable or exchangeable for shares or ADSs to us, arising as a result of the termination of employment of any such person and pursuant to employment agreements under which we have the option to repurchase such shares, ADSs or other securities or a right of first refusal with respect to transfers of such shares, ADSs or other securities;

  •
  the transfer of shares, ADSs or any other security convertible into or exercisable or exchangeable for shares or ADSs pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction in each case made to all holders of shares, including in the form of ADSs; or

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares, ADSs or other securities, provided that (i) such plan does not provide for the transfer of shares, ADSs or other securities during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares, ADSs or other securities may be made under such plan during the restricted period.

        The representatives, in their sole discretion, may release the shares, ADSs and other securities subject to the lock-up letters described above in whole or in part at any time.

        In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, neither our shares nor the ADSs have been listed for trading on an exchange in the United States. Our shares are listed on Nasdaq Copenhagen under the symbol "ZEAL." The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be the trading price of our shares on Nasdaq Copenhagen, our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

        The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "FIEL") has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

        Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Hong Kong

        The securities may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (2) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (3) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

  (c)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (d)
  where no consideration is or will be given for the transfer;

  (e)
  where the transfer is by operation of law;

  (f)
  as specified in Section 276(7) of the SFA; or

  (g)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

EXPENSES OF THIS OFFERING

        The following table sets forth the costs and expenses, other than the underwriting commission, payable by us in connection with the sale of the ADSs being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

 LEGAL MATTERS

        The validity of the issuance of the shares underlying the ADSs offered in this prospectus and certain other matters of Danish law will be passed upon for us by Plesner, Copenhagen, Denmark. Certain matters of U.S. law will be passed upon for us by Dechert LLP, New York, New York. Cooley LLP, New York, New York and Kromann Reumert, Copenhagen, Denmark are acting as counsel for the underwriters in connection with this offering.

 EXPERTS

        The consolidated financial statements as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015, included in this Registration Statement, have been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to Note 1 to the consolidated financial statements which indicates that the consolidated financial statements have been restated to correct certain misstatements). Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Statsautoriseret Revisionspartnerselskab are located at Weidekampsgade 6, 2300 Copenhagen, Denmark.

 ENFORCEMENT OF CIVIL LIABILITIES

        We are organized under the laws of Denmark, with a domicile in the municipality of Glostrup, Denmark.

        All of the members of the board of directors and the executive board named herein are residents of Denmark or other jurisdictions outside the United States. A substantial portion of ours and such persons' assets are located in Denmark or other jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or us with respect to litigation that may arise under U.S. law or to enforce against them or our company judgments obtained in U.S. courts, whether or not such judgments were made pursuant to civil liability provisions of the federal or state securities laws of the United States or any other laws of the United States.

        We have been advised by our Danish legal advisors, Plesner, that there is not currently a treaty between the United States and Denmark providing for reciprocal recognition and enforceability of judgments rendered in connection with civil and commercial disputes and, accordingly, that a final judgment rendered by a U.S. court based on civil liability would not be enforceable in Denmark. It is uncertain whether Danish courts would allow actions to be predicated on the securities laws of the United States or other jurisdictions outside Denmark. Danish courts are likely to deny claims for punitive damages and may grant a reduced amount of damages compared to U.S. courts.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Zealand Pharma A/S and the ADSs offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov. We currently make available to the public our annual and interim reports, as well as certain information regarding our corporate governance and other matters, on the Investors Relations page of our website, www.zealandpharma.com.

        After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC's rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F within four months after the end of our fiscal year. In addition, our directors, officers, and principal shareholders are not subject to the SEC's rules that prohibit short-swing trading. Our annual consolidated financial statements will be prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and certified by an independent public accounting firm.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

        We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary has agreed to mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all holders of ADSs such notices and all such other reports and communications received by the depositary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Zealand Pharma A/S, Glostrup, Denmark

        We have audited the accompanying consolidated statements of financial position of Zealand Pharma A/S and subsidiaries (the "Company") as of December 31, 2015 and December 31, 2014 and the related consolidated income statements and consolidated statements of comprehensive income (loss), changes in equity, and cash flow for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Zealand Pharma A/S and subsidiaries as of December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        As discussed in Note 1 to the consolidated financial statements, the accompanying 2015 and 2014 consolidated financial statements have been restated to correct certain misstatements.

Copenhagen, June 16, 2016

/s/ Deloitte
 Deloitte
Statsautoriseret Revisionspartnerselskab

Martin Faarborg	Sumit Sudan
State Authorised	State Authorised
Public Accountant	Public Accountant

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

DKK thousand	Note	2015	2014
Revenue	2	187,677	153,773
Royalty expenses	3	(22,267)	(13,776)
Research and development expenses	4, 20	(214,959)	(180,036)
Administrative expenses	4, 20	(44,606)	(39,826)
Other operating income	5	12,828	6,328

Operating loss		(81,327)	(73,537)
Financial income	6	3,889	3,064
Financial expenses	7	(42,394)	(2,017)

Loss before tax		(119,832)	(72,490)
Income tax benefit	8	5,875	7,500

Net loss for the year		(113,957)	(64,990)

Loss per share–DKK
Basic loss per share	9	(4.94)	(2.87)
Diluted loss per share	9	(4.94)	(2.87)

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Net loss for the year	(113,957)	(64,990)

Other comprehensive income (loss)	0	0

Comprehensive loss for the year	(113,957)	(64,990)

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

DKK thousand	Note	2015	2014
		Restated	Restated
Net loss for the year		(113,957)	(64,990)
Adjustments for non-cash items	23	47,277	6,559
Change in working capital	24	(140,834)	15,521
Financial income received		1,269	1,494
Financial expenses paid		(24,969)	(2,017)
Income tax benefit	8	6,250	1,250

Cash outflow from operating activities		(224,964)	(42,183)

Transfer to restricted cash related to the royalty bond		0	(21,424)
Transfer from restricted cash for royalty bond payments		2,419	0
Change in deposit		27	(123)
Purchase of property, plant and equipment		(4,040)	(4,497)
Proceed from disposal of securities		0	24,383

Cash (outflow)/inflow from investing activities		(1,594)	(1,661)

Proceeds from issuance of royalty bond		0	298,675
Royalty bond issuance costs		0	(26,505)
Proceeds from issuance of shares related to exercise of warrants		96,413	0

Cash inflow from financing activities		96,413	272,170

(Decrease)/increase in cash and cash equivalents		(130,145)	228,326
Cash and cash equivalents at January 1		516,849	286,178
Exchange rate adjustments		32,092	2,345

Cash and cash equivalents at December 31		418,796	516,849

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2015 AND 2014

DKK thousand	Note	2015	2014
		Restated	Restated
Assets
Non-current assets
Plant and machinery	10	14,672	15,994
Other fixtures and fittings, tools and equipment	10	1,153	1,573
Leasehold improvements	10	628	1,060
Deposits		2,666	2,693

Total non-current assets		19,119	21,320

Current assets
Trade receivables	11	158,158	25,031
Prepaid expenses	12	2,430	2,668
Income tax receivable	8	5,875	6,250
Other receivables	13	10,427	3,214
Restricted cash	14	21,403	21,424
Cash and cash equivalents	14	418,796	516,849

Total current assets		617,089	575,436

Total assets		636,208	596,756

Liabilities and equity
Share capital	15	24,353	23,193
Retained earnings		227,878	229,635

Equity		252,231	252,828

Royalty bond	16	312,951	267,170

Non-current liabilities		312,951	267,170

Trade payables		21,676	18,487
Royalty bond	16	0	5,000
Deferred income	17	0	14,383
Other liabilities	18	49,350	38,888

Current liabilities		71,026	76,758

Total liabilities		383,977	343,928

Total equity and liabilities		636,208	596,756

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AT DECEMBER 31, 2015 AND 2014

DKK thousand	Share capital	Retained earnings	Total
Equity at January 1, 2014	23,193	292,948	316,141
Comprehensive loss for the year
Net loss for the year	0	(64,990)	(64,990)
Transactions with owners
Warrants issued	0	1,677	1,677

Equity at December 31, 2014	23,193	229,635	252,828

Equity at January 1, 2015	23,193	229,635	252,828
Comprehensive loss for the year
Net loss for the year	0	(113,957)	(113,957)
Transactions with owners
Warrants issued	0	16,947	16,947
Capital increases	1,160	95,253	96,413

Total transaction with owners	1,160	112,200	113,360

Equity at December 31, 2015	24,353	227,878	252,231

The Overview of Business on page F-8 and the accompanying notes on pages F-8 to F-43 form an integral part of these financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Overview of Business

        Zealand Pharma A/S (the "Company", the "Group", "Zealand", "Our", and "We") is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. The Company's portfolio consists of products and product candidates, both proprietary and out-licensed, from early-stage development programs to a currently marketed drug, Lyxumia. The Company is based in Glostrup, Denmark. Our primary customers are Sanofi-Aventis Deutschland GmbH, or Sanofi, Boehringer Ingelheim International GmbH, or BI, and Helsinn Healthcare SA, or Helsinn.

        Our in-house competencies include an understanding of peptide chemistry and functionality coupled with experience applying structural design principles to develop medicines.

        For each new project we apply our capabilities to identify peptides with optimal therapeutic profiles in terms of efficacy and safety as well as ensuring cost effectiveness and development of intellectual property (IP) protection. The R&D organization is structured to progress an investigational peptide medicine effectively through preclinical development, including the establishment of proof-of-mechanism in cell based disease assays (in vitro) and in key animal disease models (in vivo). The Research organization consists of the following departments: Medicinal Chemistry; Molecular Pharmacology; Pharmacology; Innovation and IP. The Development organization consists of the following departments: Bioanalysis and Kinetics; Pharmaceutical Development; Clinical Development; Regulatory and PHV; QA and Documentation and Project Management. In addition, we have the in-house capacity to advance investigational medicines to preclinical studies and through the clinical development Phases I to III.

        Our therapeutic focus lies in specialty disease areas where peptide-based medicines have particular relevance and where the patient populations are easily identifiable and treated by specialists. In such areas, the complexity and size of the clinical development program will typically be manageable for us to take the proprietary medicine all the way through registration.

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries:
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries:
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

Note 1—Significant accounting policies and significant accounting estimates and assessments

Basis of preparation

        The consolidated financial statements of Zealand have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

        The consolidated financial statements are presented on a historical cost basis.

        Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

        For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

  •
  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

        The consolidated financial statements are presented in Danish kroner (DKK) which is the functional currency of the parent company.

        In the narrative sections of the consolidated financial statements comparative figures for 2014 are shown in brackets.

Implementation of new and revised standards and interpretations

        The IASB has issued new standards and revisions to existing standards and new interpretations, which are mandatory for accounting periods commencing on or after January 1, 2015. The implementation of these new or revised standards and interpretations have not resulted in any significant impact on the net loss for the year or the financial position.

Standards and interpretations not yet in force

        At the date of the approval of the consolidated financial statements, the following new and revised standards and interpretations have been issued and are not yet effective. Therefore, they are not been adopted in these consolidated financial statements:

        IFRS 9 "Financial Instruments", effective for annual periods beginning on or after January 1, 2018. IFRS 9 Financial Instruments is part of the IASB's project to replace IAS 39 Financial Instruments: Recognition and Measurement, and the new standard will change the classification, presentation and measurement of financial instruments and hedging requirements. Zealand is assessing the impact of the standard, but it is not expected to have any material impact on the future consolidated financial statements.

        IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15"), effective for annual periods beginning on or after January 1, 2018. Under the revised standard, entities will apply a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. Zealand is assessing whether IFRS 15 will have an impact on the current and new significant contracts. As a result, it is not currently practicable to provide a reasonable estimate of the effect of the implementation of IFRS 15 until the Company completes its detailed assessment.

        IFRS 16 "Leases" ("IFRS 16), effective for annual periods beginning on or after January 1, 2019. In the consolidated financial statements of the lessees IFRS 16 requires all leases (except for short term leases and leases of asset of low value) to be recognized as a right-of-use asset and lease liability, respectively, measured at the present value of future lease payments. The right-of-use asset is subsequently depreciated in a similar way to other depreciable assets over the lease term and interest shall be calculated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

on the lease liability similar to finance leases under IAS 17. Consequently, the change will also impact the presentation in the income statement and the statement of cash flows. Zealand is assessing whether IFRS 16 will have an impact on the future consolidated financial statements. As a result, it is not currently practicable to provide a reasonable estimate of the effect of the implementation of IFRS 16 until the Company performs its detailed assessment.

        Amendments to IAS 12 "Recognition of Deferred Tax Assets for Unrealized Losses", effective for annual periods beginning on or after January 1, 2017. The Company is currently assessing the impact the amendments will have for the consolidated financial statements. Thus, it is not possible to give an estimate of the effect on the implementation of the amendments.

Accounting policies

        The accounting policies for specific line items and transactions are included in the respective notes to the financial statements with the exception of basis of consolidation, foreign currency translation and the cash flow statement, which are included below.

Recognition and measurement

        Income is recognized in the income statement when generated. Assets and liabilities are recognized in the balance sheet when it is probable that any future economic benefit will flow to or from Zealand and the value can be reliably measured. On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described in the description of the accounting policies in the respective notes to the financial statements

Basis of consolidation

        The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

  •
  has power over the investee;

  •
  is exposed, or has rights, to variable returns from its involvement with the investee; and

  •
  has the ability to use its power to affect its returns.

        The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Principles of consolidation

        The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, and these are based on uniform accounting policies and accounting period in all group entities. Consolidation of group entities is performed after elimination of all intra-group transactions, balances, income and expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Foreign currency translation

        Transactions denominated in foreign currencies are translated at the exchange rates at the dates of transaction.

        Exchange differences arising between the rate on the date of transaction and the rate on the payment day are recognized in the income statement as financial income or financial expenses.

        Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated by applying the exchange rates at the balance sheet date. Differences arising between the rate at balance sheet date and the rate at the date of the arising of the receivable or payable are recognized in the income statement under financial income and financial expenses.

        Non-monetary assets purchased in foreign currencies are measured at the rate of the date of transaction.

Consolidated financial statements

Income statement

        The income statement is classified by function.

Segment reporting

        The group is managed by a senior management team reporting to the Chief Executive Officer. The senior management team, including the Chief Executive Officer, represents the chief operating decision maker (CODM). No separate business areas or separate business units have been identified in connection with product candidates or geographical markets. As a consequence of this, no segment reporting is made concerning business areas or geographical areas.

Statement of financial position

Financial assets

        Financial assets include receivables, securities and cash. Financial assets can be divided into the following categories: loans and receivables, financial assets at fair value through the income statement, available-for-sale financial assets and held-to maturity investments. Financial assets are assigned to the different categories by management on initial recognition, depending on the purpose for which the assets were acquired. All financial assets are recognized on their settlement date. All financial assets that are not classified as fair value through the income statement are initially recognized at fair value, plus transaction costs.

Statement of cash flows

        The cash flow statement is prepared in accordance with the indirect method on the basis of the Group's net profit for the year. The statement shows the Group's cash flows broken down into operating, investing and financing activities, cash and cash equivalents at year end and the impact of the calculated cash flows on the Group's cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

        Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date. In the cash flows from operating activities, income before interest and tax is adjusted for non-cash operating items and changes in working capital.

Cash flow from operating activities

        Cash flow from operating activities is presented indirectly and is calculated as the net loss adjusted for non-cash operating items, changes in the net working capital, financial items paid and income tax benefits received.

Cash flow from investing activities

        Cash flows from investing activities includes cash flows from the purchase and sale of property, plant and equipment, investments, deposits and securities, as well as transfers to and from restricted cash related to the royalty bond.

Cash flow from financing activities

        Cash flow from financing activities includes new equity, loan financing (including proceeds from the royalty bond) and repayment of interest bearing debt.

Cash and cash equivalents

        Cash and cash equivalents comprise cash and bank balances.

Significant accounting estimates and assessments

        In the preparation of the consolidated financial statements, management makes a number of accounting estimates which form the basis for the presentation, recognition and measurement of our assets and liabilities.

        In the application of our accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        The used estimates are based on assumptions assessed reasonable by management, however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate and unexpected events or circumstances might occur. Furthermore, we are subject to risks and uncertainties that might result in deviations in actual results compared to estimates.

        No significant changes have been made in accounting estimates and assessments in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

        Following are the most significant accounting estimates and assessments applied by management in these consolidated financial statements:

Revenue recognition

        Revenue comprises the fair value of the consideration received and income derived from development services. Revenue is measured net of value added tax, duties, etc. collected on behalf of a third party and discounts. The revenue is recognized when it is probable that future economic benefits will flow to Zealand and these benefits can be measured reliably.

        Agreements with commercial partners generally include non-refundable upfront license and collaboration fees, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur. For these agreements that include multiple elements, total contract consideration is attributed to separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions provided that each component has value to the partner on a stand-alone basis. The then allocated consideration is recognized as revenue in accordance with the principles described above.

Employee incentive programs

        In accordance with IFRS 2 "Share-based Payment," the fair value of the warrants, classified as equity settled, is measured at grant date and is recognized as an expense in the income statement when the final right to the warrant is obtained. Warrants are considered vested at grant date. Subsequently, the fair value is not re-measured. The fair value of each warrant granted during the year is calculated using the Black Scholes pricing model. This pricing model requires the input of subjective assumptions such as:

  •
  The expected stock price volatility, which is based upon the historical volatility of Zealand's stock price;

  •
  The risk-free interest rate, which is determined as the interest rate on Danish government bonds (bullet issues) with a maturity of five years;

  •
  The duration of the warrants, which is assumed to be until the end of the last exercise period.

        The total costs of the warrants are recognized in the income statement at the grant date, adjusted for an expected attrition rate. The attrition rate is re-adjusted at year end based on the historical attrition rate. Warrant programs that terminate, are adjusted basted on the actual attrition rate at year end.

Deferred tax

        The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

        This judgment is made on an ongoing basis and is based on the factor that recent historical loss carries more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks and uncertainties. Zealand has so far reported significant losses, and as a consequence, has unused tax losses. Management has concluded, that deferred tax assets should not be recognized at December 31, 2015 and 2014. The tax assets are currently not deemed to meet the criteria for recognition as management determined that it was not probable that future taxable profit will be available against which the deferred tax assets can be utilized.

        Income tax receivables are recognized in accordance with the Danish tax credit scheme (Skattekreditordningen). Companies under the tax credit scheme may obtain payment of the tax base of losses originating from research and development costs of up to DKK 25 million.

Research and development

        An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, an entity can demonstrate all of the following:

  (a)
  the technical feasibility of completing the intangible asset so that it will be available for use or sale.

  (b)
  its intention to complete the intangible asset and use or sell it.

  (c)
  its ability to use or sell the intangible asset.

  (d)
  how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

  (e)
  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

  (f)
  its ability to measure reliably the expenditure attributable to the intangible asset during its development.

        A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on human beings prior to obtaining the necessary final approval of the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the development of biological products, management has concluded that how the intangible asset will generate probable future economic benefits cannot be estimated with sufficient certainty until the project has been finalized and the necessary regulatory final approval of the product has been obtained. Accordingly, Zealand has not recognized such assets at this time and therefore all research and development costs are recognized in the income statement when incurred. The total research and development costs amounted to DKK 215 million in 2015 compared to DKK 180 million in 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Restatements

        The consolidated financial statements as of and for the years ended December 31, 2015 and 2014 include restatements with respect to classification of certain items within the consolidated statements of financial position and consolidated statements of cash flow. These restatements have no impact on the Net loss for the year or Loss per Share for the years ended December 31, 2015 and 2014. The nature and impact of each restatement is described below; including tickmarks tying the descriptions to the restated Consolidated Statements of Cash Flow and Consolidated Statements of Financial Position:

Statements of cash flow

A) Restricted cash

        The Company has restricted cash relating to the royalty bond issuance agreement. This amount was previously presented within the consolidated statements of cash flow as a component of cash, restricted cash and cash equivalents. The amount has been reclassified out of this balance, and the activity in the restricted cash balance has been presented within Cash inflow from investing activities, specifically, the line items "Transfer to restricted cash related to the royalty bond" and "Transfer from restricted cash for royalty bond payments". The line item reconciled from beginning of the period to the end of period has been renamed to Cash and cash equivalents to reflect the revised components thereof. The adjustment resulted in a decrease in Cash and cash equivalents within the Consolidated statements of cash flow as of December 31, 2014 of DKK 21,424 thousand, and DKK 21,403 thousand as of December 31, 2015.

        In 2015, the Company used part of the restricted cash for royalty bond interest payments. The adjustment resulted in cash of DKK 2,419 thousand reclassified from restricted cash.

B) Change in working capital

        The Company previously had not adjusted for all changes in working capital. The adjustment resulted in an increase of DKK 75,492 thousand in Increase in receivables and a decrease of DKK 77,455 thousand in Increase in payables as of December 31, 2015, as stated in note 24. The net impact was an increase in the negative balance of Change in working capital of DKK 1,963 thousand, as stated in the table below.

Statements of financial position

C) Royalty receivable

        The Company has a receivable related to royalty income. As of December 31, 2015, the receivable was previously presented within Other receivables and has been reclassified to Trade receivables similar to the presentation applied for the balance as of December 31, 2014. The adjustment resulted in a decrease in Other receivables of DKK 15,365 thousand and a corresponding increase in Trade receivables as of December 31, 2015.

D) VAT receivable

        The Company has a receivable related to VAT which the Company is to receive from the Danish tax authorities. The receivable was previously presented within Prepaid expenses and has been reclassified to Other receivables. The adjustment resulted in a decrease in Prepaid expenses of DKK 2,262 thousand and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

DKK 2,209 thousand and a corresponding increase in Other receivables as of December 31, 2015 and 2014, respectively.

E) Sanofi withholding tax receivable

        The Company has a withholding tax receivable relating to the Sanofi royalty agreement. This withholding tax receivable was previously treated as receivables from subsidiaries and were eliminated in the consolidation against Other liabilities. However, as they are receivables from Sanofi, a third party, this elimination has been reversed. The adjustment resulted in an increase in Trade receivables and Other liabilities of DKK 1,673 thousand, respectively, as of December 31, 2015.

F) Prepaid expenses

        The Company has prepayments related to certain of the Company's vendors. Such prepayments were previously presented within Other receivables and have been reclassified to Prepaid expenses. The adjustment resulted in a decrease in Other receivables of DKK 7,021 thousand and DKK 2,668 thousand and a corresponding increase in Prepaid expenses as of December 31, 2015 and 2014, respectively. The Company has also recognized certain expenses related to clinical studies that have been refunded by the Helmsley Charitable Trust. Such expenses were previously presented within Prepaid expenses and have been reclassified to Other receivables. The adjustment resulted in a decrease in Prepaid expenses of DKK 4,591 thousand and a corresponding increase in Other receivables as of December 31, 2015.

G) Deferred income

        The Company has certain prepayments from customers within Deferred income that have been paid from external contract research organizations, or CROs and will not flow to the income statement, as the Company will not be performing the related research and development, but will be sending the funds to external CROs. Thus, the amount of such items has been reclassified to Other liabilities. The adjustment has resulted in a decrease in Deferred income of DKK 2,091 thousand, a decrease in Other receivables of DKK 153 thousand and an increase in other liabilities of DKK 1,938 thousand as of December 31, 2015.

H) Miscellaneous

        A few other adjustments have been made to the Consolidated Statements of Cash Flow and Consolidated Statements of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Total impact

        The below table reflects the individual financial statement lines impacted by the restatements:

Consolidated Statements of Cash Flow for the Years Ended December 31, 2015 and 2014

DKK thousand	As originally reported, 2015	Restatement	Tickmark	Amount as adjusted, 2015	As originally reported, 2014	Restatement	Tickmark	Amount as adjusted, 2014
Net loss for the year	(113,957)			(113,957)	(64,990)			(64,990)
Adjustments for non-cash items	43,553	3,724	H	47,277	6,559			6,559
Change in working capital	(138,871)	(1,963)	B	(140,834)	15,521			15,521
Financial income received	1,269			1,269	1,494			1,494
Financial expenses paid	(23,657)	(1,312)	H	(24,969)	(2,017)			(2,017)
Income tax benefit	6,250			6,250	1,250			1,250

Cash outflow from operating activities	(225,413)	449		(224,964)	(42,183)			(42,183)

Transfer to restricted cash related to the royalty bond	0			0	0	(21,424)	A	(21,424)
Transfer from restricted cash for royalty bond payments	0	2,419	A	2,419	0			0
Change in deposit	27			27	(123)			(123)
Purchase of property, plant and equipment	(4,040)			(4,040)	(4,497)			(4,497)
Proceed from disposal of securities	0			0	24,383			24,383

Cash (outflow)/inflow from investing activities	(4,013)	2,419		(1,594)	19,763	(21,424)		(1,661)

Proceeds from issuance of royalty bonds	0			0	298,675			298,675
Royalty bond issuance costs	0			0	(26,505)			(26,505)
Proceeds from issuance of shares related to exercise of warrants	96,413			96,413	0			0

Cash inflow from financing activities	96,413			96,413	272,170			272,170

(Decrease) / increase in cash and cash equivalents	(133,013)	2,868		(130,145)	249,750	(21,424)		228,326

Cash and cash equivalents at January 1	538,273	(21,424)	A	516,849	286,178			286,178
Exchange rate adjustments	34,939	(2,847)	A	32,092	2,345			2,345

Cash and cash equivalents at December 31	440,199	(21,403)	A	418,796	538,273	(21,424)	A	516,849

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Consolidated Statements of Financial Position as of December 31, 2015 and 2014

DKK thousand	As originally reported, 2015	Restatement	Tickmark	Amount as adjusted, 2015	As originally reported, 2014	Restatement	Tickmark	Amount as adjusted, 2014
Assets
Plant and machinery	14,672			14,672	15,994			15,994
Other fixtures and fittings, tools and equipment	1,153			1,153	1,573			1,573
Leasehold improvements	628			628	1,060			1,060
Deposits	2,666			2,666	2,693			2,693

Total non-current assets	19,119			19,119	21,320			21,320

Trade receivables	141,120	17,038	C,E	158,158	25,031			25,031
Prepaid expenses	2,262	168	D,F	2,430	2,209	459	D,F	2,668
Income tax receivable	5,875			5,875	6,250			6,250
Other receivables	26,113	(15,686)	C,D,F,G	10,427	3,673	(459)	D,F	3,214
Restricted cash	21,403			21,403	21,424			21,424
Cash and cash equivalents	418,796			418,796	516,849			516,849

Total current assets	615,569	1,520		617,089	575,436			575,436

Total assets	634,688	1,520		636,208	596,756			596,756

Liabilities and equity
Share capital	24,353			24,353	23,193			23,193
Retained earnings	227,878			227,878	229,635			229,635

Equity	252,231			252,231	252,828			252,828

Royalty bond	312,951			312,951	267,170			267,170

Non-current liabilities	312,951			312,951	267,170			267,170

Trade payables	21,676			21,676	18,487			18,487
Royalty bond	0			0	5,000			5,000
Deferred income	2,091	(2,091)	G	0	14,383			14,383
Other liabilities	45,739	3,611	E,G	49,350	38,888			38,888

Current liabilities	69,506	1,520		71,026	76,758			76,758

Total liabilities	382,457	1,520		383,977	343,928			343,928

Total equity and liabilities	634,688	1,520		636,208	596,756			596,756

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Revenue

Accounting policies

        Revenue comprises milestone payments and royalties. Milestone payments are related to the collaborative research agreements with commercial partners and are recognized in accordance with the agreements. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms.

        When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

  (a)
  the amount of revenue can be measured reliably;

  (b)
  it is probable that the economic benefits associated with the transaction will flow to the entity;

  (c)
  the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

  (d)
  the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Payments are recognized in accordance with the collaborative research agreements and is recognized.

        The income from agreements with multiple components and where the individual components cannot be separated is recognized over the period of the agreement. In addition, recognition requires that all material risks and benefits related to the use of our intellectual property included in the collaboration are transferred to the collaboration partner.

        If all risks and benefits have not been transferred, the revenue is recognized as deferred income until all components in the transaction have been completed.

Accounting for the Sanofi License Agreement

        In June 2003, Zealand entered into a license agreement with Sanofi, or the Sanofi License Agreement, pursuant to which Zealand granted Sanofi exclusive rights to our patents, know-how and other intellectual property relating to lixisenatide, for all fields. Pursuant to the Sanofi License Agreement, which has been amended over the years, Sanofi assumed responsibility for the further development, manufacturing and marketing of lixisenatide and we cannot research or develop lixisenatide while the Sanofi License Agreement remains in effect.

        The Sanofi License Agreement entitles us to receive non-refundable tiered low double digit percentage royalty payments in respect of global net sales of lixisenatide, a fixed, low double digit percentage royalty payments in respect of net sales of iGlarLixi and any other combination product that contains lixisenatide, and other payments with respect to development programs for lixisenatide and other GLP-1 receptor agonists. In addition to royalties, we are also entitled to milestone payments upon the achievement of specified regulatory milestone events and sales levels, of which $140 million remained outstanding as of December 31, 2015. Milestone payments are recognized as revenue when the relevant milestones are achieved.

        We pay to Alkermes plc 13% of all payments received on lixisenatide while lixisenatide is subject to a commercialization agreement such as our Sanofi License Agreement. We also pay to one of the inventors

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Revenue (Continued)

of the Structure Induced Probe, or SIP, technology employed in lixisensatide a 0.5% royalty on amounts received in connection with drug candidates which, like lixisenatide, are produced with our SIP technology.

Accounting for Boehringer Ingelheim License Agreements

        In June 2011, Zealand entered into a license, research and development collaboration agreement with Boehringer Ingelheim International GmbH, or BI, to advance novel glucagon/GLP-1 dual acting peptide receptor agonists, or GGDAs, for the treatment of patients with type 2 diabetes and obesity, or the 2011 BI License Agreement. Under the terms of the agreement, BI pays a fixed amount per full-time employee and other costs related to all research, development and commercialization in respect of the compounds covered by the agreement.

        We are eligible to receive milestone payments of up to €376 million of which €365 million is outstanding as of December 31, 2015, related to the achievement of pre-specified development, regulatory and commercial milestones for the lead product. We are also eligible to receive tiered royalties ranging from high single to low double digit percentages on BI's sales of all products stemming from this collaboration. In addition, we retain co-commercialization rights in Scandinavia.

        In July 2014, Zealand entered into a second global license, research and development collaboration agreement with BI, or the 2014 BI License Agreement. This agreement covers an up to four and half year collaboration covering a specific therapeutic peptide project from our portfolio of preclinical programs, with the aim of developing novel drugs to improve the treatment of patients with cardio-metabolic diseases. In October 2015, BI selected a novel peptide therapeutic to be advanced into preclinical development under this agreement.

        Pursuant to this agreement, we have worked with BI to advance the therapeutic peptides stemming from this research collaboration into preclinical development. BI is responsible for the conduct of preclinical and clinical development, as well as for the commercialization of products stemming from the agreement, and for funding all activities under the agreement. We are eligible to receive potential milestone payments of up to a total of €295 million of which €287 million is outstanding as per December 31, 2015, for the first compound to be developed and marketed under the collaboration. In October 2015, we received a €3 million milestone payment triggered by the selection of a preclinical candidate. We are also eligible to receive additional milestones and royalties in respect of other compounds advanced under this collaboration. We retain co-commercialization rights in Scandinavia.

        No product candidates out-licensed to BI are currently marketed and accordingly, we have not received any royalty payments to date under our licensing agreements with BI.

        Milestone payments are recognized as revenue when the relevant milestones are achieved.

Accounting for the Licensing Agreement with Helsinn

        In November 2008, we entered into a license agreement with Helsinn, or the Helsinn License Agreement. Pursuant to the Helsinn License Agreement, we granted a worldwide, exclusive license to elsiglutide (referred to by us internally as ZP1846) to Helsinn, which assumed responsibility for all further development, regulatory approvals, manufacturing, marketing and sales of elsiglutide, either on its own or through its sub-licensees. We cannot undertake any investigation, development or commercialization, directly and/or through any third parties, of elsiglutide or of any other GLP-2 analog compounds in the field of cancer supportive care and support licensed to Helsinn, unless undertaken on behalf of Helsinn as contract research.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Revenue (Continued)

        The Helsinn License Agreement entitles us to a mid to high single digit percentage non-refundable royalty payments in respect of net sales, milestone payments, upon the achievement of specified development and regulatory milestone events and sales levels reached (of which €124 million are currently outstanding). We also have an option to obtain marketing and sales rights in the Nordic countries, if and when Helsinn obtains marketing approval(s) in them.

        No product candidates out-licensed to Helsinn are currently marketed. Accordingly, we have not received any royalty payments to date under the Helsinn License Agreement.

        Milestone payments are recognized as revenue when the relevant milestones are achieved.

        Recognized revenue can be specified as follows for all agreements:

DKK thousand	2015	2014
Sanofi—Aventis Deutschland GmbH	136,600	81,191
Boehringer Ingelheim International GmbH	22,379	37,279
Helsinn Healthcare S.A.	112	15,015

Total milestone payments	159,091	133,485

Sanofi—Aventis Deutschland GmbH	28,586	20,288

Total royalty income	28,586	20,288

Total revenue	187,677	153,773

        All Zealand revenue can be attributed to other countries than Denmark.

Revenue from Sanofi

        In 2015, we recognized DKK 136.6 million in revenue from milestone payment from Sanofi under the Sanofi License Agreement in connection with the submission of a New Drug Application, or NDA, for iGlarLixi to the FDA. The milestone payment less withholding taxes in Germany was received in January 2016, and the withholding taxes was received from the German Tax Authorities in April 2016. Further, in 2015 we recognized DKK 28.6 million as royalty income, which reflected sales of Lyxumia of €38.3 million.

        In 2014, we received DKK 81.2 million in revenue from milestone payments from Sanofi under the Sanofi License Agreement in connection with the approval of the first Phase 3 study protocol for iGlarLixi, and recognized royalty income in 2014 of DKK 20.3 million based on sales of Lyxumia of €27.2 million.

Revenue from Boehringer Ingelheim

        In 2015, we received DKK 22.4 million in revenue from milestone payments from Boehringer Ingelheim (BI) in connection with the selection of a first preclinical product candidate under the 2014 BI License Agreement.

        In 2014, we received DKK 37.3 million in revenue from milestone payments from BI in connection with the signing of the 2014 BI License Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Revenue (Continued)

Revenue from Helsinn

        In 2015, we received DKK 0.1 million in payments from Helsinn (which represented other contractual payments, rather than milestone payments). In 2014, we received DKK 15.0 million in revenue from milestone payments from Helsinn under the Helsinn License Agreement, as well as other contractual arrangements with Helsinn.

        Milestone payments in 2014 included a time-based milestone payment of €2 million.

Note 3—Royalty expenses

Accounting policies

        Royalty expenses comprise contractual amounts due to third parties, which are derived from the milestone payments and royalty income earned from the corresponding collaboration agreements.

        We have agreed to pay some of our revenue in deferred payments or royalties to third parties. At the time of the dissolution of a former joint venture with Elan Corporation, plc, or Elan, and certain of its subsidiaries that were party to the joint venture agreement with us, we agreed to pay deferred consideration to Elan, including 13% of future payments we receive in respect of lixisenatide under the Sanofi License Agreement.

        In addition, we have agreed to pay to one of the inventors of our SIP technology, who is one of our employees, a royalty of 0.5% of the total amounts we receive in connection with our SIP modified peptides, including lixisenatide. The royalty to be paid to this inventor is calculated on the basis of all amounts we receive, including upfront payments, milestone payments and sales.

        In 2015, the royalty expenses are related to royalty from sales of Lyxumia and milestone payments received from Sanofi.

        In 2014, the royalty expenses are related to royalty from sales of Lyxumia received from Sanofi and milestone payments received from Sanofi and Helsinn. The milestone payment from Helsinn only resulted in royalty payment to the SIP inventor.

Note 4—Research, development and administrative expenses

Accounting policies

Research and development expenses

        Research expenses comprise salaries, contributions to pension schemes and other expenses, including patent expenses, as well as depreciation and amortization directly attributable to the Group's research activities. Research expenses are recognized in the income statement as incurred.

        Development expenses comprise salaries, contributions to pension schemes and other expenses, including depreciation and amortization, directly attributable to the Group's development activities. Development expenses are recognized in the income statement as incurred.

        Capitalization of development costs assumes that the development of the technology or the product in the Group's opinion has been completed, that all necessary public registrations and marketing approvals have been received, and that expenses can be reliably measured. Furthermore, it has to be established that the technology or the product can be commercialized and that the future income from the product can

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Research, development and administrative expenses (Continued)

cover, not only the production, selling and administrative expenses, but also development expenses. As of December 31, 2015 and 2014, Zealand has not capitalized any development expenses.

        No indirect or general overhead costs that are not directly attributable to research and development activities are included in the disclosure of research and development expenses recognized in the income statement.

Administrative expenses

        Administrative expenses include expenses for administrative personnel, expenses related to company premises, operating leases, investor relation, etc. Overhead expenses have been allocated to administration based on the salaries to employees in administration.

Note 5—Other operating income

Accounting policies

        Other operating income comprises research funding from business partners and government grants. Research funding is recognized in the period where the research activities have been performed.

        Government grants are recognized when there is reasonable assurance that the company will comply with the conditions attaching to it, and that the grant will be received. Government grants are included in other operating income as the grants are considered to be cost refunds.

DKK thousand	2015	2014
Research funding	11,576	5,812
Government grants	1,252	516

Total other operating income	12,828	6,328

        As part of the license agreements with Boehringer Ingelheim International GmbH, or BI, BI is responsible for the conduct of preclinical and clinical development, as well as for the commercialization of products stemming from the agreement, and for funding all activities under the agreement. Zealand was entitled to research funding and in 2015, the research funding from BI amounted to DKK 11.6 million (2014: DKK 5.8 million). The funding was related to the 2014 BI License Agreement.

        In addition, Zealand has received government grants both in 2015 and 2014.

Note 6—Financial income

Accounting policies

        Financial income are recognized in the income statement in the period in which they are earned. Financial income include interest from trade receivables, as well as realized and unrealized exchange rate adjustments.

DKK thousand	2015	2014
Interest income	139	719
Exchange rate adjustments	3,750	2,345

Total financial income	3,889	3,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Financial expenses

Accounting policies

        Financial expenses are recognized in the income statement in the period in which they are incurred. Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjustments. Further, expenses related to the royalty bond are amortized over the expected duration of the bond and recognized as financial expenses. The royalty bond is described further in note 16.

DKK thousand	2015	2014
Interest expenses on royalty bond	32,372	0
Amortization financing costs	9,689	0
Other interest expenses	333	2,017

Total financial expenses	42,394	2,017

Note 8—Income tax benefit

Accounting policies

        Income tax on results for the year which comprises current tax and changes in deferred tax is recognized in the income statement whereas the portion attributable to entries on equity is recognized directly in equity.

        Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years' taxable income and taxes paid on account/ prepaid.

        Deferred tax is measured according to statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

        Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Income tax benefit (Continued)

        Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.

DKK thousand	2015	2014
Net loss for the year before tax	(119,832)	(72,490)
Tax rate	23.5%	24.5%
Expected tax expenses/(benefit)	(28,161)	(17,760)
Adjustment for non-deductible expenses	54	69
Adjustment for exercised warrants	(8,357)	0
Reduction of corporate tax rate from 25%/24.5% to 23.5%	1,558	1,180
Prior year adjustments	0	(1,375)
Tax effect on exercise of warrants	(318)	0
Tax effect on expired warrants	6,500	0
Change in tax assets (not recognized)	22,849	10,386

Total income tax benefit	(5,875)	(7,500)

Breakdown of unrecognized deferred tax assets:
Tax losses carried forward (available indefinitely)	742,771	591,326
Research and development expenses	31,054	92,885
Rights	43,019	43,019
Non-current assets	57,543	51,329
Other	58,890	50,856

Total temporary differences	933,277	829,415

Tax rate	22%	22%
Calculated potential deferred tax asset at local tax rate	205,321	182,471
Write-down of deferred tax asset	(205,321)	(182,471)

Recognized deferred tax asset	0	0

        In the calculation of deferred tax, the Company has taken into account the gradual reduction of the Danish corporation tax rate from 25% in 2013, to 22% in 2016.

        As a consequence of tax losses from previous years, there are no net deferred tax assets recognized. Deferred tax reductions (tax assets) has not been recognized in the consolidated statements of financial position due to uncertainty as to when and whether this can be utilized.

        The deferred tax for the parent company include the tax positions of ZP Holding SPV K/S as well as ZP SPV 1 K/S, as these entities are transparent from a tax point of view. Hence the activity of these entities is subject to taxation in the parent company.

        According to Danish tax legislation Zealand is eligible to receive DKK 5.9 million (2014: DKK 7.5 million) in cash relating to the tax loss of 2015 of DKK 151.4 million (2014: DKK 99.5 million) surrendered that originated from qualifying research and development expenditures. These tax receipts comprise the entire current tax benefit in 2015 and 2014, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Basic and diluted loss per share

Accounting policies

Basic loss per share

        Basic loss per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares divided by the weighted average number of ordinary shares outstanding.

Diluted loss per share

        Diluted loss per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares divided by the weighted average number of ordinary shares outstanding adjusted by the dilutive effect of potential ordinary shares.

        The loss and weighted average number of ordinary shares used in the calculation of basic and diluted loss per share are as follows:

DKK thousand	2015	2014
Net loss for the year	(113,957)	(64,990)

Net loss used in the calculation of basic and diluted loss per share	(113,957)	(64,990)
Weighted average number of ordinary shares	23,618,752	23,193,047
Weighted average number of treasury shares	(564,223)	(564,223)

Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share	23,054,529	22,628,824
Basic loss per share (DKK)	(4.94)	(2.87)

Diluted loss per share (DKK)	(4.94)	(2.87)

        The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share:

	2015	2014
Potential ordinary shares excluded due to anti-dilutive effect related to:
Outstanding warrants under the 2010 Employee incentive program	1,055,854	2,104,136
Outstanding warrants under the 2015 Employee incentive program	463,250	0

Total outstanding warrants, which are anti-dilutive	1,519,104	2,104,136

Note 10—Plant and machinery

Accounting policies

        Plant and machinery, other fixtures and fittings, tools and equipment and leasehold improvements are measured at cost less accumulated depreciation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Plant and machinery (Continued)

        Cost comprises acquisition price and costs directly related to acquisition until the time when the group starts using the asset.

        The basis for depreciation is cost less estimated residual value after the end of useful life. Assets are depreciated under the straight-line method over the expected useful lives of the assets. The depreciation periods are as follows:

  •
  Leasehold improvements 5 years

  •
  Plant and machinery 5 years

  •
  Other fixtures and fittings, tools and equipment 3 - 5 years

        Profits and losses arising from disposal of plant and equipment are stated as the difference between the selling price less the selling costs and the carrying amount of the asset at the time of the disposal. Profits and losses are recognized in the income statement under research and development expenses and administrative expenses.

        At the end of each reporting period, the Company reviews the carrying amount of property, plant and equipment as well as non-current asset investments to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, assets are also allocated to cast-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

        Recoverable amount is the higher of fair value less costs of disposal and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Plant and machinery (Continued)

        Impairments are recognized in the income statement under a separate line. For 2014 and 2015, no impairments are recognized.

DKK thousand	Plant and machinery	Other fixtures and fittings	Leasehold improvements	Fixed assets under construction
Cost at January 1, 2014	57,807	7,201	10,346	2,180
Additions	2,784	1,462	252	0
Transfers	2,180	0	0	(2,180)

Cost at December 31, 2014	62,771	8,663	10,598	0

Depreciation at January 1, 2014	41,793	6,792	8,887	0
Depreciation for the year	4,984	298	650	0

Depreciation at December 31, 2014	46,777	7,090	9,537	0

Carrying amount at December 31, 2014	15,994	1,573	1,060	0

Depreciation for the financial year has been charged as:
Research and development expenses	4,984	235	514	0
Administrative expenses	0	63	136	0

Total	4,984	298	650	0

Cost at January 1, 2015	62,771	8,663	10,598	0
Additions	3,735	131	174	0

Cost at December 31, 2015	66,506	8,794	10,772	0

Depreciation at January 1, 2015	46,777	7,090	9,537	0
Depreciation for the year	5,057	551	607	0

Depreciation at December 31, 2015	51,834	7,641	10,144	0

Carrying amount at December 31, 2015	14,672	1,153	628	0

Depreciation for the financial year has been charged as:
Research and development expenses	5,057	413	455	0
Administrative expenses	0	138	152	0

Total	5,057	551	607	0

Note 11—Trade receivables

Accounting policies

        Trade receivables are recognized and derecognized on a trade date basis. An allowance is recognized for trade receivables when objective evidence is received that the Group will not be able to collect all amounts due to it in accordance with the original terms of the receivables. The amount of the write-down is determined as the difference between the assets' carrying amount and the present value of estimated future cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Trade receivables (Continued)

        Trade receivables are mainly related to milestones and royalty from our collaboration agreements, and are due within 30 - 60 days.

        There are no overdue receivables and there is no provision for bad debts as no losses are expected on trade receivables.

        Most of trade receivables relates to the DKK 136.6 million from the milestone payment from Sanofi under the Sanofi License Agreement in connection with the submission of a New Drug Application, or NDA, for iGlarLixi to the FDA. The milestone payment less withholding taxes in Germany was received from Sanofi in January 2016, and withholding taxes withheld by the German Tax Authorities (approximately 16% on royalty received on Lyxumia®), was received in April 2016.

Note 12—Prepaid expenses

Accounting policies

        Prepaid expenses comprise amounts paid in respect of goods or services to be received in subsequent financial periods. Prepayments are measured at cost.

Note 13—Other receivables

Accounting policies

        Receivables are measured at initial recognition at fair value and subsequently at amortized cost, usually equal to the nominal value.

DKK thousand	2015	2014
	Restated	Restated
VAT	3,667	3,214
Other	6,760	0

Total other receivables	10,427	3,214

        As of December 31, 2015 Zealand has expenses to be refunded related to the Helmsley Charitable Trust (ZP4207) of DKK 4.6 million, which makes up the majority of the balance in other.

Note 14—Cash and cash equivalents

Accounting policies

        Cash is measured at initial recognition at fair value and subsequently at amortized cost, usually equal to the nominal value.

DKK thousand	2015	2014
DKK	66,239	227,922
USD	306,296	280,215
EURO	46,261	8,712

Total cash and cash equivalents	418,796	516,849

        As of December 31, 2015, in addition restricted cash amounted to DKK 21.4 million (2014: DKK 21.4 million). As of December 31, 2015 and 2014, such balance comprised the cash held in the Interest

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14—Cash and cash equivalents (Continued)

Reserve Account relating to the USD 50 million senior secured notes (or the royalty bond), further described in Note 16. According to the terms of the royalty bond indenture, funds in the Interest Reserve Account are restricted in use to fund the payment of interest in excess of the available collections amount generated from royalties received by ZP SPV 1 K/S pursuant to its 86.5% income in the License Agreement also discussed in Note 16.

Note 15—Share capital

Accounting policies

        Cost and selling prices of treasury shares as well as dividend are recognized directly in equity within retained earnings. Capital reductions through cancellation of treasury shares reduce the share capital by an amount equaling the cost price of the shares.

Changes in share capital (thousand shares)
Share capital at December 31, 2010	22,871
Capital increase at December 12, 2011	322

Share capital at December 31, 2014	23,193

Share capital at January 1, 2015	23,193
Capital increase at March 21, 2015	121
Capital increase at April 11, 2015	106
Capital increase at June 2, 2015	51
Capital increase at June 20, 2015	47
Capital increase at September 8, 2015	383
Capital increase at September 26, 2015	151
Capital increase at November 4, 2015	61
Capital increase at November 13, 2015	177
Capital increase at December 4, 2015	63

Share capital at December 31, 2015	24,353

        At December 31, 2015, total ordinary shares authorized was 25,871,873 (2014: 25,297,183).

        The share capital at December 31, 2015 consists of 24,352,769 (2014: 23,193,047) ordinary shares issued of DKK 1 each. The parent company has only one class of shares, and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability.

        All shares have been fully paid. Capital increases in 2015 relates to exercise of warrant programs.

        At December 31, 2015, treasury shares amounted to 564,223 (2014: 564,223), equivalent to 2.3% (2014: 2.4%) of the share capital.

        At December 31, 2015, the number of treasury shares corresponds to a market value of DKK 85.5 million (2014: DKK 46.8 million).

        The treasury shares have been purchased for DKK 1.3 million in 1999-2001, and DKK 0.4 million in 2011. A total purchased value of DKK 1.7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Royalty bond

Accounting policies

        The royalty bond was initially measured at the time of borrowing at fair value less any transaction costs. In subsequent periods, the royalty bond is measured at amortized cost corresponding to the capitalized value using the effective interest method; consequently, the difference between the proceeds of the loan and the amount to be repaid is recognized in the income statement over the term of the loan as a financial expense.

        In December 2014, Zealand established four 100% owned subsidiaries: ZP Holding SPV K/S, ZP General Partner 1 ApS, ZP SPV 1 K/S, and ZP General Partner 2 ApS. The purpose of this structure is to make the royalty bond non-recourse to Zealand and at the same time protect the bond investors from a parent company bankruptcy. On December 11, 2014, ZP SPV 1 K/S issued the royalty bond, which represent senior secured notes issued at par with a USD-denominated principal amount of USD 50 million (DKK 299.3 million at issuance) and a stated fixed interest rate of 9.375% per annum. The royalty bond is due on March 15, 2026.

        Concurrent with the issuance of the royalty bond, Zealand contributed to ZP Holding SPV K/S, among other things, the Sanofi License Agreement.

        Refer to Note 2—Revenue—Accounting for the Sanofi License Agreement.

        Among the rights arising under the License Agreement are the rights to receive patent royalties thereunder relating to Lyxumia®, a single, remaining milestone payment relating to Lyxumia and three regulatory-event milestone payments relating to certain other products containing lixisenatide combined with one or more other active pharmaceutical ingredients ("Group 2 Products"). ZP Holding SPV K/S sold and transferred to ZP SPV 1 K/S an interest in such royalties and milestone payments equal to 86.5% of the amount of such royalties payable from and after December 11, 2014 and 86.5% of such milestone payments.

        Under the License Agreement, royalties are payable by Sanofi in Euro and are a varying percentage of annual net sales as defined in the License Agreement. Further, under the License Agreement, as of December 11, 2014, the aggregate remaining regulatory milestone payments (86.5% of which were transferred to ZP SPV 1 K/S) amounted to $60 million, plus value added taxes, payable subject to various terms and conditions of the License Agreement. The milestone payments serve as collateral for the royalty bond. Cash received for the milestone payments is held in a specific account (the "Milestone Payments Reserve Account") and is restricted as to use—specifically, cash held in the Milestone Payments Reserve Account may only be used in connection with the exercise of remedies in an event of default on the royalty bond, or for funding an optional redemption subject to the terms of the royalty bond indenture. As of December 31, 2015 and 2014, no milestone payments had been received in cash, i.e., no Milestone Payments Reserve Account was established at December 31, 2015. As of December 31, 2015 and 2014, the only restricted cash held by the company related to the Interest Reserve Account established upon issuance of the royalty bond, as stated in Note 14.

        The source of payment of principal of, and interest on, the royalty bond is ZP SPV 1 K/S's interest in Lyxumia royalties. Interest on the Notes is payable semi-annually on March 15 and September 15 of each year.

        Principal on the royalty bond will be paid from available cash of ZP SPV 1 K/S commencing on the third payment date (March 15, 2016). Beginning with the third payment date, the royalty bond indenture states that available royalty revenue of ZP SPV 1 K/S in excess of interest payments shall be used for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Royalty bond (Continued)

principal repayments of the royalty bond at each payment date. Upon full repayment of the royalty bond, the bondholders do not hold any rights to future royalty payments. It is possible for ZP SPV 1 K/S to make voluntary repayments from March 2016, subject to various provisions and at various redemption premiums established in the royalty bond indenture.

        Total outstanding amount of December 31, 2015 is DKK 341.5 million (2014: DKK 306.0 million) in which DKK 28.5 million (2014: DKK 33.9 million) has been offset as transaction costs.

        The change in the balance of the royalty bond from December 31, 2015 to December 31, 2014 is attributable to movement in the exchange rate of the USD and DKK.

        See note 21—Financial and operational risks, for further discussion regarding the risks associated with the royalty bond.

Note 17—Deferred income

Accounting policies

        Deferred income comprises the portion of receipts relating to the research collaboration with Boehringer Ingelheim for which the Company has not yet performed the relevant services to earn such revenue.

Note 18—Other liabilities

Accounting policies

        Financial liabilities are recognized initially at fair value less transaction costs. In subsequent periods, financial liabilities are measured at amortized cost corresponding to the capitalized value using the effective interest method; consequently the difference between the proceeds and the nominal value is recognized in the income statement over the maturity period of the loan.

DKK thousand	2015	2014
	Restated
Severance payment	613	18,802
Employee benefits	15,085	10,511
Payable related to clinical study	0	4,432
Royalty payable to third-party	18,713	1,647
Interest payable on royalty bond	9,516	0
Other payables	5,423	3,496

Total other liabilities	49,350	38,888

Note 19—Contingent liabilities and other contractual obligations

        Contingent liabilities and other contractual obligations include contractual obligations related to agreements with contract research organizations and lease commitments.

Accounting policies

        Contingent liabilities are disclosed, unless the possibility of an outflow of resources embodying economic benefits are remote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Contingent liabilities and other contractual obligations (Continued)

        At December 31, 2015, total contractual obligations related to agreements with CROs amounts to DKK 40,246 thousand (DKK 31,576 thousand for 2016 and DKK 8,670 thousand for the years 2017 up to and including 2019).

Accounting policies

        Lease agreements are classified as either finance or operating leases based on the criteria in IAS 17. Lease payments under operating leases and other rental agreements are recognized in the income statement over the term of the agreements. The Company has not entered into any finance leases.

DKK thousand	2015	2014
Total future minimum lease payments related to operating lease agreements:
Within 1 year	3,940	4,376
2 to 5 years	1,241	908
After 5 years	0	0

Total	5,181	5,284

        Operating lease agreements include rental agreement of building, company cars and office equipment. Based on management's analysis according to the accounting policy, all leases have been determined to be operating lease commitments.

        The leases are subject to terms of interminability of between 6 and 60 months.

        In 2015 DKK 7.6 million (2014: DKK 7.8 million) was recognized as an expense in the income statement in administrative expenses.

Note 20—Information on staff and remuneration

DKK thousand	2015	2014
The total staff salaries can be specified as follows:
Salaries	106,455	98,345
Pension schemes (defined contribution plans)	7,243	6,560
Other social security costs	9,633	9,158

Total	123,331	114,063

The amount is charged as:
Research and development expenses	93,039	85,684
Administrative expenses	30,292	28,379

Total	123,331	114,063

Average number of employees	110	103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Information on staff and remuneration (Continued)

	Base board fee	Other	Total	Base board fee	Other	Total
DKK thousand	2015	2015	2015	2014	2014	2014
Remuneration to the:
Board of Directors
Martin Nicklasson	450	0	450	0	0	0
Rosemary Crane	200	0	200	0	0	0
Catherine Moukheibir	250	0	250	0	0	0
Peter Benson	150	0	150	150	0	150
Alain Munoz	150	0	150	150	715	865
Michael Owen	150	0	150	150	0	150
Christian Thorkildsen(1)	150	0	150	150	0	150
Jens Peter Stenvang(1)	150	0	150	75	0	75
Helle Størum(1)	150	0	150	150	0	150
Daniel Ellens(2)	150	0	150	450	0	450
Jørgen Lindegaard(2)	150	0	150	375	0	375
Florian Reinaud(2)	13	0	13	150	0	150
Jutta af Rosenborg(3)	0	0	0	150	0	150
Hanne Heidenheim Bak(1)(3)	0	0	0	75	0	75

Total	2,113	0	2,113	2,025	715	2,740

(1)
The table only includes remuneration related to board work for the employee elected board members.

(2)
The board members resigned from the board in 2015.

(3)
The board members resigned from the board in 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Information on staff and remuneration (Continued)

2014

Total	Base salary	Bonus	Pension contribution	Other Benefits	Severance payment	Warrant compensation expenses	Total
Executive Management
David Solomon	6,079	0	304	238	16,440	0	23,061
Mats Blom	1,735	400	137	242	0	0	2,514

Total	7,814	400	441	480	16,440	0	25,575

Other senior management(1)	5,382	1,083	535	540	2,362	2,105	12,007

Total	5,382	1,083	535	540	2,362	2,105	12,007

Total	13,196	1,483	976	1,020	18,802	2,105	37,582

2015

DKK thousand	Base salary	Bonus	Pension contribution	Other benefit	Severance payment	Warrant compensation expenses	Total
Remuneration to the:
Executive management
Britt Meelby Jensen	3,353	0	335	190	0	3,163	7,041
Mats Blom	2,400	200	240	260	0	2,372	5,472

Total	5,753	200	575	450	0	5,535	12,513

Other senior management(1)	8,776	928	877	1,101	353	3,321	15,356

Total	8,776	928	877	1,101	353	3,321	15,356

Total	14,529	1,128	1,452	1,551	353	8,856	27,869

(1)
Other senior management in 2015 counts 6 members, including 3 members resigned during the year. Other senior management in 2014 counts 3 members.

Employee incentive programs

Accounting policies

        The value of services received as consideration for granted warrants is measured at the fair value of the warrant. The fair value is determined at the grant date and is recognized in the income statement as staff costs over the period in which the final right to the warrant is obtained. Warrants are considered vested at grant date. The offsetting entry to this is recognized under equity. In respect of recognition of the warrants, an estimate is made of the number of warrants that the employees are expected to obtain rights to. Subsequently, an adjustment is made for changes in the estimate of the number of shares that the employees have obtained rights to so the total recognition is based on the actual number of shares that the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Information on staff and remuneration (Continued)

employees have obtained rights to. The fair value of the granted warrants is estimated by application of the Black and Scholes pricing model.

	Program of 2010 2-Nov-10	Program of 2010 10-Feb-11	Program of 2010 17-Nov-11	Program of 2010 10-Feb-12	Program of 2010 19-Nov-12	Program of 2010 8-Feb-13	Program of 2010 1-Apr-2014	Total
Number of warrants
Outstanding at January 1, 2014	595,406	423,000	227,085	231,500	214,883	367,262	0	2,059,136
Granted during the year	0	0	0	0	0	0	100,000	100,000
Forfeited during the year	0	(20,000)	0	(11,250)	0	(23,750)	0	(55,000)
Exercised during the year	0	0	0	0	0	0	0	0
Expired during the year	0	0	0	0	0	0	0	0

Outstanding at December 31, 2014	595,406	403,000	227,085	220,250	214,883	343,512	100,000	2,104,136

Specified as follows:
Board of Directors	134,024	0	0	0	0	0	0	134,024
Executive Management	327,358	0	165,047	0	152,845	67,012	100,000	812,262
Other employees	134,024	403,000	62,038	220,250	62,038	276,500	0	1,157,850

Total	595,406	403,000	227,085	220,250	214,883	343,512	100,000	2,104,136

Number of warrants
Outstanding at January 1, 2015	595,406	403,000	227,085	220,250	214,883	343,512	100,000	2,104,136
Granted during the year	0	0	0	0	0	0	0	0
Forfeited during the year	0	(7,500)	0	(3,750)	0	(17,500)	0	(28,750)
Exercised during the year	(589,237)	(383,900)	(121,826)	(64,759)	0	0	0	(1,159,722)
Expired during the year	(6,169)	0	0	0	0	0	0	(6,169)

Outstanding at December 31, 2015	0	11,600	105,259	151,741	214,883	326,012	100,000	909,495

Specified as follows:
Board of Directors	0	0	0	0	0	0	0	0
Executive Management	0	0	31,019	0	31,019	0	0	62,038
Other employees	0	11,600	74,240	151,741	183,864	326,012	100,000	847,457

Total	0	11,600	105,259	151,741	214,883	326,012	100,000	909,495

Exercise period
From	3/Nov/13	10/Feb/14	17/Nov/14	10/Feb/15	19/Nov/15	10/Feb/16	1/Apr/17
until	3/Nov/15	10/Feb/16	17/Nov/16	10/Feb/17	19/Nov/17	10/Feb/18	1/Apr/19
Black & Scholes parameters
Term (months)	60	60	60	60	60	60	60
Volatility*	56%	33%	34%	44%	56%	39.3%	37.5%
Share price	86.0	70.0	45.70	70.0	86.0	79.50	69.0
Exercise price DKK	94.6	77.0	50.27	77.0	113.3	87.45	75.9
Dividend	not expected	not expected	not expected	not expected	not expected	not expected	not expected
Risk free interest rate	2.64%	3.09%	1.02%	0.37%	0.86%	0.66%	0.71%

*
The volatility rate used is based on the actual volatility in the Zealand share price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Information on staff and remuneration (Continued)

Programs granted in 2015:

	Program of 2010 25-Mar-15	Program of 2010 5-May-15	Program of 2015 5-May-15	Program of 2015 5-May-15	Total
Number of warrants
Outstanding at January 1, 2015	0	0	0	0	0
Granted during the year	100,000	46,359	100,000	366,250	612,609
Forfeited during the year	0	0	0	(3,000)	(3,000)
Exercised during the year	0	0	0	0	0
Expired during the year	0	0	0	0	0

Outstanding at December 31, 2015	100,000	46,359	100,000	363,250	609,609

Specified as follows:
Board of Directors	0	0	0	0	0
Executive management	0	0	100,000	75,000	175,000
Other employees	100,000	46,359	0	288,250	434,609

Total	100,000	46,359	100,000	363,250	609,609

Exercise period
From	25/Mar/18	5/May/18	5/May/16	5/May/18
until	25/Mar/20	5/May/20	5/May/20	5/May/20
Black & Scholes parameters
Term (months)	60	60	60	60
Volatility*	41.9%	43.7%	43.7%	43.7%
Share price	115.50	92.0	92.0	92.0
Exercise price DKK	127.05	101.2	101.2	101.2
Dividend	not expected	not expected	not expected	not expected
Risk free interest rate	(0.21)%	(0.10)%	(0.10)%	(0.10)%

*
The volatility rate used is based on the actual volatility in the Zealand share price.

Employee warrant programs

        In order to motivate and retain key employees and encourage the achievement of common goals for employees, management and shareholders, the Company has established an incentive plan by way of warrant plans. Incentive programs were offered in 2005, 2007, and in the period 2009 - 2015.

        The Board of Directors has been granting warrants to the Company's management and selected employees of the Company and its subsidiaries. Up until 2010, the Company's Board of Directors were also granted warrants, but in 2012 it was decided to change the remuneration structure for the Board of Directors.

        The warrants are granted in accordance with the authorizations given to the Board of Directors by the shareholders. The Board of Directors has fixed the terms of and the size of the grants of warrants, taking into account authorizations from the shareholders, the Group's guidelines for incentive pay, an assessment of expectations of the recipient's work efforts and contribution to the Group's growth, as well as the need

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Information on staff and remuneration (Continued)

to motivate and retain the recipient. Grant takes place on the date of establishment of the program. Exercise of warrants is by default subject to continuing employment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients who are subject to the act.

        The exercise price is determined by the closing price of Zealand's shares on Nasdaq Copenhagen on the day prior to the grant date plus 10%.

        Warrants expire automatically after 5 years. Warrants are considered vested at grant date, and may be exercised after three years (except warrants granted to the Chief Executive Officer that may be exercised after one year).

        Warrants may be exercised four times a year during a 4-week period starting from the time of the publication of Zealand's Annual Report or quarterly or semi-annual reports.

The 2010 employee incentive program

        The program was established in 2010 for the Board of Directors, Executive Management, employees and consultants of Zealand.

        The Board of Directors was authorized to issue up to 2,750,000 warrants through November 2, 2015. The program has expired and a total of 2,355,495 warrants have been granted. As of December 31, 2015 1,159,722 warrants have been exercised and the total proceeds amount to DKK 96.4 million. As of December 31, 2015 1,055,854 warrants could still be exercised.

The 2015 employee incentive program

        The program was established in 2015 for the Executive Management and employees of Zealand.

        The Board of Directors is authorized to issue up to 2,750,000 warrants until April 20, 2020. As of December 31, 2015 2,283,750 warrants of the authorization had not yet been granted. As of December 31, 2015 463,250 warrants can be exercised.

Effect on income statement

        In 2015, the fair value of warrants recognized in the income statement amounts to DKK 16.9 million (2014: DKK 1.7 million) of which DKK 5.5 million (2014: DKK 0.0 million) relates to the Executive Management. Further, costs for the warrant programs have been adjusted at the end of the year by DKK 0.2 million (2014: DKK 0.4 million) due to actual attrition rate.

DKK thousand	2015	2014
The amount is charged as:
Research and development expenses	9,504	1,764
Administrative expenses	7,443	(90)

Total	16,947	1,674

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Financial and operational risks

        The goal of Zealand's financial policy is to create a set of general guidelines for the financial policy in order to reduce the group's sensitivity towards fluctuations in exchange rates, interest rates, credit rating and liquidity.

        Zealand's financial policy has been endorsed by Zealand's audit committee and ultimately approved by Zealand's Board of Directors.

        Zealand receives milestone payments from its current partners in USD and EUR and royalty payments in EUR.

        Zealand is mainly exposed to research and development expenditures. In addition Zealand has a USD loan as well as a significant USD cash position. As such, Zealand is exposed to various financial risks, which among others, includes foreign exchange rate risk, interest rate risk, credit risk and liquidity risk.

Capital structure

        It is Zealand's aim to have an adequate capital structure in relation to the underlying operating results and R&D projects, so that it is always possible to provide sufficient capital to support operations and its long term growth targets.

        The Board of Directors finds that the current capital and share structure is appropriate to the shareholders and to the Group.

Exchange rate risk

        Most of Zealand's financial transactions are made in DKK, USD and EUR.

        Due to Denmark long-standing fixed exchange rate policy against the euro, Zealand has evaluated that there are no transaction exposure or exchange rate risk regarding transactions in EUR. Although there has been some pressure on the DKK, Zealand does not expect the EUR/DKK exchange rate to be changed.

        Zealand's milestone payments have been agreed in foreign currency, USD and EUR. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange risk evaluation.

        As Zealand from time to time conduct clinical trials and toxicology studies in the US, Zealand will be exposed to the exchange rate fluctuation and risks associated with transactions in USD. Zealand's policy has until now, been to manage the transaction and translation risk associated with the USD passively, placing the revenue received from milestone payments in USD on an USD account for future payment of Zealand's expenses denominated in USD, covering payments for the next 12 - 24 months, hereby matching Zealand's assets with its liabilities.

        In December 2014, Zealand issued a royalty bond of USD 50 million and created a large exposure against the USD. In order to hedge against this Zealand holds the same portion of its cash position in USD.

        At December 31, 2015, Zealand held USD 48.0 million in cash, while the value of the royalty bond was USD 50.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Financial and operational risks (Continued)

Interest rate risk

        Zealand has the policy to avoid any financial instrument, which exposes the group to any unwanted financial risk. Zealand does not speculate in the underlying trends in the basic economy.

        The royalty bond has a fixed interest rate of 9.375%.

        Zealand invested its free cash in fixed rate, time defined bank deposits with a maturity of 3-12 months. As of December 31, 2014, the total cash position on these deposits was DKK 212.8 million. Against a minor fee, this cash could be at Zealand's disposal within a few days. During 2015, interest rates have been negative on bank deposits in DKK and EUR and therefor all cash has been held in current bank accounts when the fixed rate, time defined bank deposits were terminated.

Credit risks

        Zealand is exposed to credit risks in respect of receivables and bank balances. The maximum credit risk corresponds to the carrying amount. Management believes that credit risk is limited as counter parties to the accounts receivables are large global pharmaceutical companies.

        Cash is not deemed to be subject to any credit risks, as the counterparts are banks with investment grade ratings. (i.e., BBB– or higher by Standard & Poors).

Liquidity risk

        The purpose of Zealand's cash management is to ensure that the Group at all times has sufficient and flexible financial resources at its disposal.

        Zealand's short-term liquidity is managed and monitored through Zealand's quarterly budget revisions to balance the demand for liquidity and maximize Zealand's interest income by matching Zealand's free cash in fixed rate, time defined bank deposits with Zealand's expected future cash burn.

Sensitivity analysis

        The table shows the effect on the profit/loss and equity of reasonably possible changes in the financial variables on the statement of financial position.

	2015		2014
	Fluctuation	Effect	Fluctuation	Effect
USD	+/– 10%	6,574	+/– 10%	10,399
Interest rate	+/– 100 basis point	4,735	+/– 100 basis point	3,074

Contractual maturity (Liquidity risk)

        A breakdown of Zealand's aggregate liquidity risk on financial assets and liabilities is given below.

        The following tables detail the Company's remaining contractual maturity for its financial liabilities with agreed repayment periods. The tables have been prepared based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on management's best estimate of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Financial and operational risks (Continued)

such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

DKK thousand	<6 months	6<12 months	1 - 5 years	Total
Trade payables	18,487	0	0	18,487
Royalty bond repayments	0	5,000	301,070	306,070
Interests payments on royalty bond	14,000	14,000	52,300	80,300
Other liabilities	38,888	0	0	38,888

Total financial liabilities at December 31, 2014	71,375	19,000	353,370	443,745

Trade payables	21,676	0	0	21,676
Royalty bond repayments	0	0	341,486	341,486
Interests payments on royalty bond	16,000	16,000	76,000	108,000
Other liabilities	49,350	0	0	49,350

Total financial liabilities at December 31, 2015	87,026	16,000	417,486	520,512

        All cash flows are non-discounted and include all liabilities under contracts.

        Interests on royalty bond is calculated on basis of the fixed interest rate 9.375% and the expected payback time.

        We expect interest payment for 2016 of DKK 32.0 million (2014: DKK 32.0 million) on the royalty bond (fixed interest rate 9.375%).

Fair value measurement of financial instruments

        As of December 31, 2015 and 2014 there were no financial instruments carried at fair value.

DKK thousand	2015	2014
	Restated	Restated
Categories of financial instruments
Trade receivables	158,158	25,031
Income tax receivable	5,875	6,250
Other recivables	10,427	3,214
Prepaid expenses	2,430	2,668
Restricted cash	21,403	21,424
Cash and cash equivalents	418,796	516,849

Loan and receivables	617,089	575,436

Royalty bond	312,951	272,170
Trade payables	21,676	18,487
Deferred income	0	14,383
Other liabilites	49,350	38,888

Financial liabilities measured at amortized cost	383,977	343,928

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Financial and operational risks (Continued)

        Except as detailed in the following table with respect to the royalty bond, as of December 31, 2015 and 2014, the carrying amount of financial assets and financial liabilities approximates the fair value.

	2015		2014
DKK thousand	Carrying amount	Fair value	Carrying amount	Fair value
Royalty bond	312,951	386,912	272,170	368,832

        The fair value of financial liabilities is determined as the discounted cash flows based on the market rates and credit conditions at the balance sheet date. The carrying value of the royalty bond is based on amortized cost. The fair value of the royalty bond disclosed in the note is based on Level 3 in the fair value hierarchy.

Note 22—Related parties

        Zealand has no related parties with controlling interest.

        Zealand's other related parties comprise of the company's Board of Directors and senior management.

Transactions with related parties

        Compensation to the Board of Directors and senior management is described in note 20.

        No further transactions with related parties were conducted during the year. In 2014, transactions with the Board of Directors for consultancy fee amounted to DKK 0.7 million.

Ownership

        The following shareholders are registered in Zealand's register of shareholders as being the owners of minimum 5% of the voting rights or minimum 5% of the share capital (1 share equals 1 vote) as of December 31, 2015:

        Sunstone BI Funds and Lifescience Ventures Fund, Copenhagen, Denmark

        LD Pension (Lønmodtagernes Dyrtidsfond), Copenhagen, Denmark

        Legg Mason (Royce) Inc., Maryland, US

Note 23—Adjustments for non-cash items

DKK thousand	2015	2014
Depreciation	6,215	5,932
Warrant compensation expenses	16,947	1,674
Financial income	(3,889)	(3,064)
Financial expenses	42,394	2,017
Exchange rate adjustments	(14,390)	0

Total adjustments	47,277	6,559

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24—Change in working capital

DKK thousand	2015	2014
	Restated
Increase in receivables	(140,102)	(25,467)
Increase in payables	(732)	40,988

Change in working capital	(140,834)	15,521

Note 25—Fees to auditors appointed at the Annual General Meeting

DKK thousand	2015	2014
Audit	315	400
Other assurance engagements	30	61
Tax advice	104	818
Non-audit services	29	589

Total fees	478	1,868

Note 26—Significant events after the balance sheet date

        On April 5, 2016, Zealand announced the grant of 447,250 new warrants to Executive Management, other members of senior management and employees. The warrants give the holders the right to purchase up to 447,250 new Zealand shares with a nominal value of DKK 1 each and corresponding to 1.8% of the company's total outstanding share capital. The exercise price is fixed at DKK 142.45 reflecting the closing price of Zealand's shares on Nasdaq Copenhagen on Monday April 4, 2016 plus 10%.

        Warrants expire automatically after 5 years. Warrants are considered vested at grant date, and may be exercised after three years (except warrants granted to the Chief Executive Officer, that may be exercised after one year).

        Warrants may be exercised four times a year during a 4-week period starting from the time of the publication of Zealand's Annual Report or quarterly or semi-annual reports.

        As of the grant date, the total market value of new warrants granted was DKK 19.9 million calculated on the basis of the Black-Scholes valuation model and using a 5-year historic volatility of 43.5%, a 5-year risk free interest rate of –0.04% and a share price of DKK 129.50.

        The new warrants represent potential ordinary shares to be considered in the calculation of Loss per share. Because inclusion of such potential ordinary shares would be antidilutive for all periods presented, the grant of the new warrants has no impact on Loss per share.

        Except as noted above, there have been no significant events between December 31, 2015 and the date of approval of these accounts which would require a change to or additional disclosure in the consolidated financial statements.

Note 27—Approval of the consolidated financial statements

        The consolidated financial statements were approved by the Board of Directors and Executive Management and authorized for issue on June 16, 2016.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

		January 1 - March 31
DKK thousand	Note	2016	2015
		Restated	Restated
Revenue		6,740	6,042
Royalty expenses		(908)	(814)
Research and development expenses		(63,169)	(51,792)
Administrative expenses		(8,005)	(7,490)
Other operating income		853	4,288

Operating loss		(64,489)	(49,766)
Financial income		797	3,557
Financial expenses		(15,240)	(8,099)

Loss before tax		(78,932)	(54,308)
Income tax benefit		1,121	1,074

Net loss for the period		(77,811)	(53,234)

Loss per share—DKK
Basic loss per share	3	(3.27)	(2.35)

Diluted loss per share	3	(3.27)	(2.35)

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-58 form an integral part of these financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

		January 1 - March 31
DKK thousand	Note	2016	2015
		Restated	Restated
Net loss for the period		(77,811)	(53,234)
Other comprehensive income (loss)		0	0

Comprehensive loss for the period		(77,811)	(53,234)

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-58 form an integral part of these financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

		Three months ended
		March 31
DKK thousand	Note	2016	2015
		Restated	Restated
Net loss for the period		(77,811)	(53,234)
Adjustments for non-cash items		10,977	7,342
Change in working capital		116,001	(8,310)
Financial income received		27	166
Financial expenses paid		(6,791)	(8,064)
Income tax benefit		(1,121)	(1,074)

Cash inflow/(outflow) from operating activities		41,282	(63,174)

Transfer to restricted cash related to the royalty bond		(93,307)	0
Transfer from restricted cash for royalty bond payments		3,072	0
Change in deposit		0	60
Purchase of property, plant and equipment		(80)	(455)

Cash outflow from investing activities		(90,315)	(395)

Proceeds from issuance of shares related to exercise of warrants		3,902	6,877

Cash inflow from financing activities		3,902	6,877

(Decrease)/Increase in cash and cash equivalents		(45,131)	(56,692)
Cash and cash equivalents at January 1		418,796	516,849
Exchange rate adjustments		(12,865)	39,522

Cash and cash equivalents at March 31		360,800	499,679

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-58 form an integral part of these financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

DKK thousand	Note	March 31 2016	December 31 2015
		Restated	Restated
Assets
Non-current assets
Plant and machinery		13,471	14,672
Other fixtures and fittings, tools and equipment		1,088	1,153
Leasehold improvements		502	628
Deposits		2,666	2,666
Restricted cash	4	93,307	0

Total non-current assets		111,034	19,119

Current assets
Trade receivables		30,985	158,158
Prepaid expenses		3,224	2,430
Income tax receivable		6,996	5,875
Other receivables		4,164	10,427
Restricted cash	4	17,435	21,403
Cash and cash equivalents	4	360,800	418,796

Total current assets		423,604	617,089

Total assets		534,638	636,208

Liabilities and equity
Share capital	2	24,399	24,353
Retained earnings		153,923	227,878

Equity		178,322	252,231

Royalty bond	5	301,931	312,951

Non-current liabilities		301,931	312,951

Trade payables		14,232	21,676
Other liabilities		40,153	49,350

Current liabilities		54,385	71,026

Total liabilities		356,316	383,977

Total equity and liabilities		534,638	636,208

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-58 form an integral part of these financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AT MARCH 31, 2016 AND 2015

DKK thousand	Share capital	Retained earnings	Total
		Restated	Restated
Equity at January 1, 2015	23,193	229,635	252,828
Comprehensive loss for the period
Net loss for the period	0	(53,234)	(53,234)
Transactions with owners
Warrants issued	0	3,778	3,778
Capital increases	121	6,756	6,877
Total transactions with owners	121	10,534	10,655

Equity at March 31, 2015	23,314	186,935	210,249

DKK thousand	Share capital	Retained earnings	Total
		Restated	Restated
Equity at January 1, 2016	24,353	227,878	252,231
Comprehensive loss for the period
Net loss for the period	0	(77,811)	(77,811)
Transactions with owners
Capital increases	46	3,856	3,902

Equity at March 31, 2016	24,399	153,923	178,322

The Overview of Business on page F-49 and the accompanying notes on pages F-49 to F-58 form an integral part of these financial statements

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS

Overview of Business

        Zealand Pharma A/S (the "Company", the "Group", "Zealand", "Our", and "We") is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. The Company's portfolio consists of products and product candidates, both proprietary and out-licensed, from early-stage development programs to a currently marketed drug, Lyxumia. The Company is based in Glostrup, Denmark. Our primary customers are Sanofi-Aventis Deutschland GmbH, or Sanofi, Boehringer Ingelheim International GmbH, or BI, and Helsinn Healthcare SA, or Helsinn.

        Our in-house competencies include an understanding of peptide chemistry and functionality coupled with experience applying structural design principles to develop medicines.

        For each new project we apply our capabilities to identify peptides with optimal therapeutic profiles in terms of efficacy and safety as well as ensuring cost effectiveness and development of intellectual property (IP) protection. The R&D organization is structured to progress an investigational peptide medicine effectively through preclinical development, including the establishment of proof-of-mechanism in cell based disease assays (in vitro) and in key animal disease models (in vivo). In addition, we have the in-house capacity to advance investigational medicines from idea to preclinical studies and through the clinical development Phases I to III.

        Our therapeutic focus lies in specialty disease areas where peptide-based medicines have particular relevance and where the patient populations are easily identifiable and treated by specialists. In such areas, the complexity and size of the clinical development program will typically be manageable for us to take the proprietary medicine all the way through registration.

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries:
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries:
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

Note 1—Significant accounting policies and significant accounting estimates and assessments

Basis of preparation

        The condensed consolidated interim financial statements of Zealand have been prepared in accordance with International Accounting Standard IAS 34, 'Interim Financial Reporting', as issued by the International Accounting Standard Board (IASB).

        The condensed consolidated interim financial statements should be read in conjunction with the Company's Consolidated Financial Statements for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. The accounting policies applied in the condensed consolidated interim financial statements are consistent with those in the Company's Consolidated Financial Statements for the year ended December 31, 2015. There are no new IFRS or IFRS Interpretation Committee ('IFRIC') interpretations that are effective for this financial year that have had a material impact on the Company's financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

        In the narrative sections of the consolidated financial statements comparative figures for the period January 1 - March 31, 2015 are shown in brackets.

        No significant changes have been made in accounting estimates and assessments in the period January 1 - March 31, 2016.

Restatements

        The condensed consolidated financial statements for the three months ended March 31, 2016 and 2015 include a number of restatements with respect to classification of certain items within the condensed consolidated statements of financial position and condensed consolidated statements of cash flow. In addition, for the period ended March 31, 2016, a restatement with respect to effects of currency adjustments has resulted in a change in the Net loss, Comprehensive loss for the period, Loss per share and Statement of changes in equity. For the period ended March 31, 2015 the restatement with respect to effects of currency adjustments, and of income tax benefit has resulted in a change in the Net loss, Comprehensive loss for the period and Loss per share while the restatement in respect of effects of currency adjustments also has resulted in changes to the Statement of changes in equity. The nature and impact of each restatement is described below, including tickmarks tying the descriptions to the restated condensed consolidated statements of comprehensive income (loss), condensed consolidated statements of cash flow and condensed consolidated statements of financial position:

Statements of cash flow

A) Restricted cash

        The Company has restricted cash relating to the royalty bond issuance agreement. This amount was previously presented within the consolidated statements of cash flow as a component of cash, restricted cash and cash equivalents. The amount has been reclassified out of this balance, and the activity in the restricted cash balance has been presented within Cash inflow from investing activities, specifically, the line items "Transfer to restricted cash related to the royalty bond" and "Transfer from restricted cash for royalty bond payments". The line item reconciled from beginning of period to end of period has been renamed to Cash and cash equivalents to reflect the revised components thereof. The adjustment resulted in decreases in Cash and cash equivalents of DKK 21,403 thousand and DKK 21,424 thousand as of January 1, 2016 and 2015, respectively. Further, the adjustment resulted in decreases in Cash and cash equivalents of DKK 110,742 thousand and DKK 24,299 thousand as of March 31, 2016 and 2015, respectively.

        As of March 31, 2016, there was a portion of restricted cash which relates to the Milestone Payments Reserve Account, established as restricted pursuant to the royalty bond indenture. The funds within the Milestone Payments Reserve Account are not expected to become unrestricted within the next 12 months and, as such, have been reclassified as a non-current asset. Within the condensed statement of financial position, DKK 93,307 thousand has been reclassified from restricted cash current to restricted cash non-current as of March 31, 2016.

        As of March 31, 2016, there was a portion of cash which relates to a bank account with US Bank, classified as restricted cash. The funds are unrestricted, and within the financial position, DKK 2,037 thousand has been reclassified from restricted cash to cash and cash equivalents.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

        In 2016, the Company used part of the restricted cash for royalty bond interest payments. The adjustment resulted in cash of DKK 3,072 thousand reclassified from restricted cash.

B) Adjustments for non-cash items

        The Company previously had not adjusted for unrealized financial income and expenses, including unrealized exchange gain and losses, within the condensed consolidated statements of cash flow in relation to the three month period ended March 31, 2016 and 2015. The adjustment resulted in an increase in Adjustments for non-cash items of DKK 5,983 thousand and DKK 6,669 thousand as of March 31, 2016 and March 31, 2015, respectively.

C) Change in working capital

        The Company previously had not adjusted for all changes in working capital. The adjustment resulted in an increase of DKK 3,012 thousand for the three months ended March 31, 2016 and a decrease of DKK 8,651 thousand for the three months ended March 31, 2015 within the condensed consolidated statements of cash flow.

Statements of financial position

D) Royalty receivable

        The Company has a receivable related to royalty income. As of March 31, 2016 the receivable was previously presented within Prepaid expenses and has been reclassified to Trade receivables. As of December 31, 2015 the receivable was previously presented within Other receivables and has been reclassified to Trade receivables. These adjustments resulted in a decrease in Prepaid Expenses of DKK 6,538 thousand and a corresponding increase in Trade receivables as of March 31, 2016 and a decrease of DKK 15,365 thousand in Other receivables and a corresponding increase in Trade receivables as of December 31, 2015.

E) VAT receivable

        The Company has a receivable related to VAT which the Company is to receive from the Danish tax authorities. The receivable was previously presented within Prepaid expenses and has been reclassified to Other receivables. The adjustment led to a decrease in Prepaid expenses of DKK 1,432 thousand and DKK 2,262 thousand and a corresponding increase in Other receivables as of March 31, 2016 and December 31, 2015, respectively.

F) Sanofi withholding tax receivable

        The Company has a withholding tax receivable relating to the Sanofi royalty agreement. This withholding tax receivable was previously treated as receivables from subsidiaries and were eliminated in consolidation against Other liabilities. However, as they are receivables from Sanofi, a third party, this elimination has been reversed. The adjustment resulted in a decrease in Trade receivables and Other liabilities of DKK 158 thousand as of March 31, 2016 and an increase in Trade receivables and Other liabilities of DKK 1,673 thousand as of December 31, 2015.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

G) Prepaid expenses

        The Company has prepayments related to certain of the Company's vendors. Such prepayments were previously presented within Other receivables and have been reclassified to Prepaid expenses. The adjustment resulted in a decrease in Other receivables of DKK 7,021 thousand and a corresponding increase in Prepaid expenses as of December 31, 2015.

        The Company has also recognized certain expenses related to clinical studies that have been refunded by the Helmsley Charitable Trust. Such expenses were previously presented within Prepaid expenses and have been reclassified to Other receivables. The adjustment resulted in a decrease in Prepaid expenses of DKK 4,591 thousand and a corresponding increase in Other receivables as of December 31, 2015.

H) Deferred income

        The Company has certain prepayments from customers within Deferred income that have been paid from external contract research organizations, or CROs, and will not flow to the income statement as the Company will not be performing the related research and development but will be sending the funds to another external CROs. Thus, the amount of such items has been reclassified to Other liabilities. The adjustment has resulted in a decrease in Deferred income of DKK 2,063 thousand and DKK 2,091 thousand, a decrease in Other receivables of DKK 153 thousand and DKK 153 thousand, and increase in Other liabilities of DKK 1,910 thousand and DKK 1,938 thousand as of March 31, 2016 and December 31, 2015.

I) Exchange rate adjustments

        In preparing the condensed consolidated interim financial statements for the three months ended March 31, 2016 and 2015, the Company inappropriately processed exchange rate adjustments related to certain of its consolidated subsidiaries on the basis that the functional currency of such subsidiaries was the US dollar (USD) instead of the Danish Krone (DDK). As a result, DKK (4,705) thousand and DKK 1,240 thousand was inappropriately presented on the line "Exchange rate adjustments" as part of Other Comprehensive Loss within the condensed consolidated statement of Changes in equity for the three months ended March 31, 2016 and 2015, respectively. For the three month period ended March 31, 2016, the restatement has resulted in an total increase to the net loss for the period of DKK 5,019 thousand impacting several financial statement line items within the condensed consolidated statements of comprehensive income (loss) and a decrease to the "Exchange rate adjustments" line of DKK 4,705 thousand within the condensed consolidated statement of Changes in equity. For the three month period ended March 31, 2015 the restatement has in total resulted in a total decrease to the net loss for the period of DKK 1,240 thousand impacting several financial statement line items within the condensed consolidated statements of comprehensive income (loss) with a corresponding increase to the "Exchange rate adjustments" line within the condensed consolidated statement of Changes in equity.

J) Income tax benefit

        The Company previously had not accrued for income tax benefits which they had right to in relation to the three month period ended March 31, 2015 similar as to the three month ended March 31, 2016. As such DKK 1,074 thousand has been recognized as an increase in income tax benefit in the income

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

statement and a corresponding increase has been made to the income tax receivable line item in the statement of financial position as of March 31, 2015.

K) Miscellaneous

        A few other adjustments have been made to the condensed consolidated statements of comprehensive income (loss), condensed consolidated statements of cash flow and condensed consolidated statements of financial position.

Total Impact

        The below table reflects the individual financial statement lines impacted by the restatements:

Unaudited condensed consolidated statements of comprehensive income (loss)
for the three month periods ended March 31, 2016 and 2015

DKK thousand	As originally reported, Q1 2016	Restatement	Tickmark	Amount as adjusted, Q1 2016	As originally reported, Q1 2015	Restatement	Tickmark	Amount as adjusted, Q1 2015
Revenue	6,512	228		6,740	6,339	(297)		6,042
Royalty expenses	(877)	(31)		(908)	(854)	40		(814)
Research and development expenses	(63,162)	(7)		(63,169)	(51,796)	4		(51,792)
Administrative expenses	(8,001)	(4)		(8,005)	(7,490)			(7,490)
Other operating income	853			853	4,288			4,288

Operating loss	(64,675)	186		(64,489)	(49,513)	(253)		(49,766)

Financial income	722	75		797	2,460	1,097		3,557
Financial expenses	(9,960)	(5,280)		(15,240)	(8,495)	396		(8,099)

Loss before tax	(73,913)	(5,019)	I	(78,932)	(55,548)	1,240	I	(54,308)

Income tax benefit	1,121			1,121	0	1,074	J	1,074

Net loss for the period	(72,792)	(5,019)		(77,811)	(55,548)	2,314		(53,234)

Loss per share–DKK
Basic loss per share	(3.05)	(0.22)		(3.27)	(2.45)	0.10		(2.35)
Diluted loss per share	(3.05)	(0.22)		(3.27)	(2.45)	0.10		(2.35)
Statement of comprehensive income
DKK thousands
Net loss for the year	(72,792)	(5,019)		(77,811)	(55,548)	2,314		(53,234)

Other comprehensive income	0			0	0			0
Comprehensive loss for the year	(72,792)	(5,019)		(77,811)	(55,548)	2,314		(53,234)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Unaudited condensed consolidated statements of cash flow
for the three month periods ended March 31, 2016 and 2015

DKK thousand	As originally reported Q1, 2016	Restatement	Tickmark	Amount as adjusted Q1, 2016	As originally reported Q1, 2015	Restatement	Tickmark	Amount as adjusted Q1, 2015
Net loss for the period	(72,792)	(5,019)		(77,811)	(55,548)	2,314		(53,234)
Adjustments for non-cash items	4,994	5,983	B	10,977	673	6,669	B	7,342
Change in working capital	112,989	3,012	C	116,001	341	(8,651)	C	(8,310)
Financial income received	1,041	(1,014)	K	27	296	(130)	K	166
Financial expenses paid	(6,791)			(6,791)	(6,821)	(1,243)	K	(8,064)
Income tax benefit	0	(1,121)	K	(1,121)		(1,074)	J	(1,074)

Cash inflow/(outflow) from operating activities	39,441	1,841		41,282	(61,059)	(2,115)		(63,174)

Transfer to restricted cash related to the royalty bond	0	(93,307)	A	(93,307)	0	0		0
Transfer from restricted cash for royalty bond payments	0	3,072	A	3,072	0	0		0
Change in deposit	0			0	60			60
Purchase of property, plant and equipment	(80)			(80)	(455)			(455)

Cash outflow from investing activities	(80)	(90,235)		(90,315)	(395)	0		(395)

Proceeds from issuance of shares related to warrants	3,902			3,902	6,877			6,877

Cash flow from financing activities	3,902			3,902	6,877			6,877

(Decrease) / increase in cash and

cash equivalents	43,263	(88,394)		(45,131)	(54,577)	(2,115)		(56,692)

Cash and cash equivalents at January 1	440,199	(21,403)	A	418,796	538,273	(21,424)	A	516,849
Exchange rate adjustments	(11,920)	(945)	A	(12,865)	40,282	(760)	A	39,522

Cash and cash equivalents at March 31	471,542	(110,742)	A	360,800	523,978	(24,299)	A	499,679

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS (Continued)

Note 1—Significant accounting policies and significant accounting estimates and assessments (Continued)

Unaudited condensed consolidated statements of financial position as of March 31, 2016 and December 31, 2015

DKK thousand	As originally reported, Q1 2016	Restatement	Tickmark	Amount as adjusted, Q1 2016	As originally reported, 31 Dec 2015		Restatement	Tickmark	Amount as adjusted, 31 Dec 2015
Assets
Plant and machinery	13,471			13,471	14,672				14,672
Other fixtures and fittings, tools and equipment	1,088			1,088	1,153				1,153
Leasehold improvements	502			502	628				628
Deposits	2,666			2,666	2,666				2,666
Restricted cash	0	93,307	A	93,307	0				0

Total non-current assets	17,727	93,307		111,034	19,119				19,119

Trade receivables	24,605	6,380	D,F	30,985	141,120		17,038	D,F	158,158
Prepaid expenses	11,194	(7,970)	D,E	3,224	2,262		168	E,G	2,430
Income tax receivable	6,996			6,996	5,875				5,875
Other receivables	2,885	1,279	E,H	4,164	26,113		(15,686)	D,E,G,H	10,427
Restricted cash	112,779	(95,344)	A	17,435	21,403				21,403
Cash and cash equivalents	358,763	2,037	A	360,800	418,796				418,796

Total current assets	517,222	(93,618)		423,604	615,569		1,520		617,089

Total assets	534,949	(311)		534,638	634,688		1,520		636,208

Liabilities and equity
Share capital	24,399			24,399	24,353				24,353
Retained earnings	154,237	(314)	K	153,923	227,878				227,878

Equity	178,636	(314)		178,322	252,231				252,231

Royalty bond	301,931			301,931	312,951				312,951

Non-current liabilities	301,931			301,931	312,951				312,951

Trade payables	14,232			14,232	21,676				21,676
Deferred income	2,063	(2,063)	H	0	2,091	H	(2,091)		0
Other liabilities	38,087	2,066	F,H	40,153	45,739		3,611	F,H	49,350
Current liabilities	54,382	3		54,385	69,506		1,520		71,026

Total liabilities	356,313	3		356,316	382,457		1,520		383,977

Total equity and liabilities	534,949	(311)		534,638	634,688		1,520		636,208

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS (Continued)

Note 2—Changes in share capital

        The following changes have occurred in the share capital during the respective interim periods:

Changes in share capital (thousand shares)
Share capital at January 1, 2015	23,193,047
Capital increase at March 21, 2015	120,833

Share capital at March 31, 2015	23,313,880

Share capital at January 1, 2016	24,352,769
Capital increase at March 30, 2016	46,613

Share capital at March 31, 2016	24,399,382

Note 3—Loss per share

        The loss and weighted average number of ordinary shares used in the calculation of basic and diluted loss per share are as follows:

	Three months ended March 31,
DKK thousand	2016	2015
Net loss for the period	(77,811)	(53,234)

Net loss used in the calculation of basic and diluted loss per share	(77,811)	(53,234)
Weighted average number of ordinary shares	24,353,796	23,209,268
Weighted average number of treasury shares	(564,223)	(564,223)

Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share	23,789,573	22,645,045
Basic loss per share (DKK)	(3.27)	(2.35)

Diluted loss per share (DKK)	(3.27)	(2.35)

        The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share:

	Three months ended March 31,
	2016	2015
Potential ordinary shares excluded due to anti-dilutive effect related to:
Outstanding warrants under the 2010 Employee incentive program	997,241	2,062,404
Outstanding warrants under the 2015 Employee incentive program	463,250	0

Total outstanding warrants, which are anti-dilutive	1,460,491	2,062,404

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS (Continued)

Note 4—Cash and cash equivalents

DKK thousand	March 31, 2016	December 31, 2015
DKK	60,010	66,239
USD	188,560	306,296
EURO	112,230	46,261

Total cash and cash equivalents	360,800	418,796

        In January 2016, pursuant to the terms of the License Agreement, dated as of June 24, 2003, by and between Sanofi-Aventis Deutschland GmbH ("Sanofi") and Zealand as amended on March 16, 2010, February 7, 2012, July 31, 2013, September 2, 2014 and October 6, 2014 (the "License Agreement"), Zealand received the first "Group 2 Product" milestone payment of USD 20 million. Of this payment, 86.5% (USD 17.3 million) was received by ZP SPV 1 K/S, a 100% owned subsidiary of Zealand Pharma A/S, pursuant to the terms of the interest transfer agreement executed in connection with the December 2014 issuance of the royalty bond. See the Company's Consolidated Financial Statements for the year ended December 31, 2015 for details related to the royalty bond, License Agreement, and associated arrangements.

        Pursuant to the terms of the royalty bond indenture, the funds received by ZP SPV 1 K/S are held in the Milestone Payment Reserve Account and are restricted as of March 31, 2016. Such funds may only be used in connection with the exercise of remedies in an event of default on the royalty bond or for funding an optional redemption subject to the terms of the royalty bond indenture. As of March 31, 2016, balance of such restricted cash was DKK 93.3 million (December 31, 2015: DKK 0 million) and is classified as non-current restricted cash in the condensed consolidated statement of financial position.

        In addition restricted cash related to the Interest Reserve Account amounted to DKK 17.4 million (December 31, 2015: DKK 21.4 million) and is classified as current restricted cash in the condensed consolidated statement of financial position as of March 31, 2016.

Note 5—Financial instruments

        As of March 31, 2016 and 2015 there were no financial instruments carried at fair value.

        Except as detailed in the following table with respect to the royalty bond, as of March 31, 2016 and 2015, the carrying amount of financial assets and financial liabilities approximates the fair value.

	March 31, 2016		December 31, 2015
DKK thousand	Carrying amount	Fair value	Carrying amount	Fair value
Royalty bond	301,931	355,487	312,951	386,912

        The fair value of financial liabilities is determined as the discounted cash flows based on the market rates and credit conditions at the balance sheet date. The carrying value of the royalty bond is based on amortized cost. The fair value of the royalty bond disclosed in the note is based on Level 3 in the fair value hierarchy.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERM FINANCIAL STATEMENTS (Continued)

Note 6—Significant events after the end of the reporting period

        On April 5, 2016, Zealand announced the grant of 447,250 new warrants to Executive Management, other members of senior management and employees. The warrants give the holders the right to purchase up to 447,250 new Zealand shares with a nominal value of DKK 1 each and corresponding to 1.8% of the company's total outstanding share capital. The exercise price is fixed at DKK 142.45 reflecting the closing price of Zealand's shares on Nasdaq Copenhagen on Monday April 4, 2016 plus 10%.

        Warrants expire automatically after 5 years. Warrants are considered vested at grant date, and may be exercised after three years (except warrants granted to the Chief Executive Officer, that may be exercised after one year).

        Warrants may be exercised four times a year during a 4-week period starting from the time of the publication of Zealand's Annual Report or quarterly or semi-annual reports.

        As of the grant date, the total market value of new warrants granted was DKK 19.9 million calculated on the basis of the Black-Scholes valuation model and using a 5-year historic volatility of 43.5%, a 5-year risk free interest rate of –0.04% and a share price of DKK 129.50.

        The new warrants represent potential ordinary shares to be considered in the calculation of Loss per share. Because inclusion of such potential ordinary shares would be antidilutive for all periods presented, the grant of the new warrants has no impact on Loss per share.

        Except as noted above, there have been no significant events between March 31, 2016, and the date of approval of these accounts which would require a change to or additional disclosure in the consolidated financial statements.

Note 7—Approval of the unaudited condensed consolidated interim financial statements

        The unaudited condensed consolidated interim financial statements were approved by the Board of Directors and Executive Management and authorized for issue on June 16, 2016.

American Depositary Shares
Representing              Shares

Zealand Pharma A/S

PROSPECTUS

Morgan Stanley	Goldman, Sachs & Co.

                   , 2016

        Through and including                    , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 6.    Indemnification of Directors and Officers.

        According to the Danish Companies Act, the general meeting is allowed to discharge our board members and members of our executive management from liability for any particular financial year based on a resolution relating to the financial statements. This discharge means that the general meeting will discharge such board members and members of our executive management from liability to our company. However, the general meeting cannot discharge any claims by individual shareholders or other third parties.

        Our articles of association do not currently provide for indemnification of our officers or directors. We intend to enter into agreements with our board members and members of our executive management, pursuant to which, subject to limited exceptions, we will agree to indemnify such board members and members of our executive management from civil liability, including (i) any reasonably incurred damages or fines payable by them as a result of an act or failure to act in the exercise of their duties performed before or after the date of the indemnification agreement; (ii) any reasonable costs of conducting a defense against a claim; and (iii) any reasonable costs of appearing in other legal proceedings in which such individuals are involved as current or former board members or members of our executive management. The indemnification agreements to be entered into with our board members are conditional on approval by our stockholders at our extraordinary annual meeting to be held prior to the date of closing of the offering registered hereby.

        There is a risk that such agreements will be deemed void under Danish law, either because they are deemed contrary to the rules on discharge of liability in the Danish Companies Act, as set forth above, because the agreements are deemed contrary to sections 19 and 23 of the Danish Act on Damages, which contain mandatory provisions on recourse claims between an employee (including members of our executive management) and the company, or because the agreements are deemed contrary to the general provisions of the Danish Contracts Act.

        The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our directors and officers upon the terms and subject to the conditions specified therein.

Item 7.    Recent Sales of Unregistered Securities.

        The following list sets forth information as to all securities we have sold since January 1, 2013, which were not registered under the Securities Act.

        On December 12, 2014, our indirectly wholly owned subsidiary, ZP SPV 1 K/S, issued its $50.0 million 9.375% Senior Secured Notes due March 15, 2026 in reliance on Regulation S under the Securities Act. See "Business—Material Contracts—ZP SPV Notes (Royalty Bond)" in our prospectus.

        Recent grants of warrants or exercises of warrants to acquire our securities include:

Warrants granted:

Date	Number of Warrants Granted	Exercise Price of Warrants
2/8/2013	386,012	87.45
4/1/2014	100,000	75.90
3/25/2015	100,000	127.05
5/5/2015	509,609	101.20
5/4/2016	447,250	142.45

Warrants exercised:

Date	Number of Warrants Exercised	Exercise Price of Warrants
3/21/2015	120,833	DKK6,876,869.89
4/11/2015	106,220	DKK9,358,351.20
6/2/2015	51,487	DKK4,554,204.60
6/20/2015	46,521	DKK4,171,822.60
9/8/2015	383,190	DKK34,936,673.20
9/26/2015	150,702	DKK12,695,838.87
11/4/2015	60,843	DKK5,755,747.80
11/13/2015	176,456	DKK13,176,058.06
12/4/2015	63,470	DKK4,887,190.00
3/30/2016	46,613	DKK3,902,701.00
4/14/2016	50,453	DKK3,631,097.25
5/26/2016	43,071	DKK2,596,522.17
6/16/2016	41,269	DKK2,400,825.13

        The transactions described above were made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Rule 701 promulgated under the Securities Act, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701 or to U.S. persons pursuant to Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering.

Item 8.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

        (b)   Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Copenhagen, Denmark, on                        , 2016.

ZEALAND PHARMA A/S
By:	Britt Meelby Jensen President and Chief Executive Officer

        Each of the undersigned members of the board of directors of the Registrant hereby severally constitutes and appoints Britt Meelby Jensen and Mats Blom as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Britt Meelby Jensen	President and Chief Executive Officer (Principal Executive Officer)	, 2016
Mats Blom	Senior Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2016
Martin Nicklasson	Chairman of the Board of Directors	, 2016
Rosemary Crane	Vice Chairman of the Board of Directors	, 2016
Catherine Moukheibir	Director	, 2016

Signature	Title	Date

Alain Munoz	Director	, 2016
Hanne Heidenheim Bak	Director	, 2016
Rasmus Just	Director	, 2016
Jens Peter Stenvang	Director	, 2016

Signature of Authorized U.S. Representative of Registrant

        Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Zealand Pharma A/S, has signed this Registration Statement on                    , 2016.

By:
Name:
Title:

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement.

3.1	*	Articles of Association of Zealand Pharma A/S.

4.1	*	Form of Deposit Agreement.

4.2	*	Form of American Depositary Receipt (included in Exhibit 4.1).

5.1	*	Opinion of Plesner as to the validity of the shares.

8.1	*	Opinion of Plesner as to certain tax matters.

8.2	*	Opinion of Dechert LLP as to certain tax matters.

10.1	†	License Agreement, dated as of June 24, 2003, by and between Sanofi-Aventis Deutschland GmbH (formerly Aventis Pharma Deutschland GmbH) and Zealand Pharma A/S, as amended.

10.2	†	License and Collaboration Agreement, dated as of June 15, 2011, by and between Boehringer Ingelheim International GmbH and Zealand Pharma A/S, as amended.

10.3	†	License and Collaboration Agreement, dated as of July 28, 2014, by and between Boehringer Ingelheim International GmbH and Zealand Pharma A/S.

10.4	†	License Agreement, dated as of November 26, 2008, by and between Helsinn Healthcare S.A. and Zealand Pharma A/S.

10.5		Indenture, dated as of December 11, 2014, by and between ZP SPV 1K/S and U.S. Bank National Association.

10.7	*	Form of Director and Officer Indemnification Agreement.

21.1		List of Subsidiaries.

23.1	*	Consent of Deloitte Statsautoriseret Revisionspartnerselskab.

23.2	*	Consent of Plesner (included in Exhibits 5.1 and 8.1).

23.3	*	Consent of Dechert LLP (including in Exhibit 8.2).

24.1	*	Power of Attorney (included on signature page).

*
To be filed by amendment.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.